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04035023

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ITC Ltd

*CURRENT ADDRESS

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3470 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 6/29/04

ARLS
3-31-04

ITC Limited

Report and Accounts 2004

"Most visionary companies don't just exist to 'be a company'; they exist to do something useful. The continual stream of great products and services from highly visionary companies stems from them being outstanding organisations, not the other way around. All products, services and great ideas, no matter how visionary, eventually become obsolete. But a visionary company does not necessarily become obsolete, not if it has the organisational ability to continually change and evolve..."

James C. Collins and Jerry I. Porras in ***Built To Last***

ITC Limited

Enduring value.
For the nation. For the shareholder.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Ninety-Third Annual General Meeting of the Members of ITC Limited will be held at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046, on Friday, the 30th day of July, 2004, at 10.30 a.m. for the transaction of the following businesses:-

ORDINARY BUSINESS

1. To consider and adopt the Accounts of the Company for the financial year ended 31st March, 2004, the Balance Sheet as at that date and the Reports of the Directors and Auditors thereon.

2. To declare a dividend for the financial year ended 31st March, 2004.

3. To elect Directors in place of those retiring by rotation.

4. To appoint Auditors and to fix their remuneration. In this connection, to consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

   "Resolved that Messrs. A. F. Ferguson & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs. 90,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

SPECIAL BUSINESS

5. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or modification thereof, this Meeting hereby approves the extension of the term of office of Shri Sahibzada Syed Habib-ur-Rehman as a Director of the Company, liable to retire by rotation, and also as a Wholetime Director up to 20th March, 2006, on the same remuneration as approved by the Members at the Annual General Meeting of the Company held on 25th July, 2003, and as set out in the Explanatory Statement annexed to the Notice convening this Meeting, a copy whereof initialled by the Chairman for identification is placed before this Meeting."

6. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or modification thereof, consent be and is hereby accorded to modification in the terms of remuneration paid or payable to the Wholetime Directors of the Company, with effect from 1st April, 2004, as set out in the Explanatory Statement annexed to the Notice convening this Meeting, a copy whereof initialled by the Chairman for identification is placed before this Meeting."

7. To consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

"Resolved that, in accordance with the applicable provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, or any amendment or modification thereof ('the Guidelines'), and subject to such approvals and sanctions as may be necessary, the Pricing Formula for determining the Exercise Price for grant of Options to such permanent employees and Directors of the Company, as may be decided by the Board of Directors of the Company ('the Board', which term shall be deemed to include the Compensation Committee thereof) under the Company's Employee Stock Option Scheme, be modified on and from the date of this Meeting, to read as follows:

'The Exercise Price will be the closing price of the Company's share on the National Stock Exchange of India Limited ('the NSE') on the date of grant, or such price which is no lower than the average price of the Company's share in the six months preceding the date of grant based on the daily closing price on the NSE, or the 'Market Price' as defined from time to time under the Guidelines / applicable regulation(s), as may be determined by the Board.'"

8. To consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

"Resolved that the Pricing Formula for determining the Exercise Price for grant of Options as proposed in the Resolution under Item No. 7 of the convening Notice, and approved at this Meeting, be made applicable to the eligible employees including the Managing / Wholetime Directors of such subsidiary companies of the Company, as may be decided by the Board of Directors of the Company ('the Board', which term shall be deemed to include the Compensation Committee thereof)."

The Register of Members of the Company shall remain closed from Wednesday, 21st July, 2004 to Friday, 30th July, 2004, both days inclusive. Share Transfers received in order at the Investor Service Centre, 37 Jawaharlal Nehru Road, Kolkata 700 071 by 5.30 p.m. on 20th July, 2004, will be in time to be passed for payment of dividend, if declared, to the transferees or to their mandatees and the dividend, if declared, will be paid on or after 2nd August, 2004, to those Members entitled thereto and whose names shall appear on the Register of Members of the Company on 30th July, 2004, or to their mandatees, subject however to the provisions of Section 206A of the Companies Act, 1956, or any amendment or modification thereof. In respect of dematerialised shares, the dividend will be payable on the basis of beneficial ownership as per details to be furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for this purpose.

Dated : 28th May, 2004.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

NOTES :

1. **A Member entitled to attend and vote at the Annual General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company.**

   Proxies, in order to be effective, must be received at the Investor Service Centre of the Company ('ISC'), 37 Jawaharlal Nehru Road, Kolkata 700 071, not less than forty-eight hours before the commencement of the Annual General Meeting i.e. by 10.30 a.m. on 28th July, 2004.

2. Corporate Members are requested to send to ISC, a duly certified copy of the Board Resolution authorising their representative to attend and vote at the Annual General Meeting.

3. Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, relating to the Special Business to be transacted at the Annual General Meeting is annexed.

4. In accordance with the provisions of Article 91 of the Articles of Association of the Company, Sarvashri Yogesh Chander Deveshwar, Ajeet Prasad, John Benedict Stevens and Sahibzada Syed Habib-ur-Rehman will retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election.

5. Additional information, pursuant to Clause 49 of the Listing Agreement with Stock Exchanges, on Directors recommended by the Board of Directors for re-election at the Annual General Meeting, is appearing in the Report and Accounts.

6. Members are requested to bring the admission slips along with their copy of the Report and Accounts to the Meeting.

7. Members holding shares in the physical form are requested to notify / send the following to ISC to facilitate better servicing:-

   i) any change in their address / mandate / bank details,

   ii) particulars of their bank account, in case the same have not been furnished earlier,

   iii) Income-tax Permanent Account Number (PAN) / General Index Register Number (GIR), and

   iv) share certificates held in multiple accounts in identical names or joint accounts in the same order of names, for consolidation of such shareholdings into a single account.

8. Members are advised that respective bank details and address as furnished by them or by NSDL / CDSL to the Company, for shares held in the physical form and in the dematerialised form respectively, will be printed on their dividend warrants as a measure of protection to Members against fraudulent encashment.

9. Dividend for the financial year ended 31st March, 1997, which remains unpaid or unclaimed, will be due for transfer to the Investor Education and Protection Fund of the Central Government ('IEPF') later this year, pursuant to the provisions of Section 205A of the Companies Act, 1956.

   Members who have not encashed their dividend warrants for the financial year ended 31st March, 1997, or any subsequent financial year(s), are requested to lodge their claims with ISC. In respect of dividend for the financial year ended 31st March, 1997, only those claims which are received by ISC by 14th October, 2004, will be entertained. In respect of dividend for the financial year ended 31st March, 1997, pertaining to the erstwhile ITC Bhadrachalam Paperboards Limited, only those claims received by ISC by 13th November, 2004, will be entertained.

   Members are advised that in terms of the provisions of Section 205C of the Companies Act, 1956, once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof.

10. Members who hold shares in the physical form and wish to make / change a nomination in respect of their shareholding in the Company, as permitted under Section 109A of the Companies Act, 1956, may submit to ISC the prescribed Form 2B, which is enclosed.

11. Members who wish to obtain any information on the Company or view the Accounts for the financial year ended 31st March, 2004, may visit the Company's corporate website www.itcportal.com or send their queries at least 10 days before the Annual General Meeting to the Company Secretary at the Registered Office of the Company.

EXPLANATORY STATEMENT

Annexed to the Notice convening the Ninety-Third Annual General Meeting to be held on Friday, 30th July, 2004.

Item No. 5

The Board of Directors of your Company ('the Board') at its meeting held on 30th January, 2004, extended, on the recommendation of the Nominations Committee, subject to the approval of the Members, the term of office of Shri Sahibzada Syed Habib-ur-Rehman as a Wholetime Director of the Company up to 20th March, 2006, on the same remuneration as approved by the Members at the Annual General Meeting of the Company held on 25th July, 2003, and stated below:-

(I) **Consolidated Salary** – Rs. 3,50,000/- per month.

(II) **Performance Bonus** – Not exceeding 60% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.

(III) **Perquisites** – In addition to the aforesaid Consolidated Salary and Performance Bonus, Shri Rehman shall be entitled to perquisites like gas, electricity, water, furnishings, medical reimbursement and leave travel concession for self and family, club fees, personal accident insurance etc., in accordance with the Rules of the Company, the monetary value of such perquisites being limited to Rs. 4,50,000/- per annum, for the purposes of which limit perquisites shall be evaluated as per Income-tax Rules, wherever applicable, and in absence of any such Rule, perquisites shall be evaluated at actual cost. However, the following shall not be included in the aforesaid perquisite limit:-

(a) Rent free accommodation owned / leased / rented by the Company, or Housing Allowance in lieu thereof, as per the Rules of the Company.

(b) Contribution to Provident Fund and Superannuation Fund up to 27% of salary and contribution to Gratuity Fund up to 8.33% of salary as defined in the Rules of the respective Funds, or up to such other limit as may be prescribed under the Income-tax Act, 1961 and the Rules thereunder for this purpose.

(c) Use of Company car for official purposes and telephone at residence (including payment for local calls and long distance official calls).

(d) Encashment of unavailed leave as per the Rules of the Company at the time of retirement / cessation of service.

(e) Long service award as per the Rules of the Company.

(f) Costs and expenses incurred by the Company in connection with joining / transfer from one location to another of the Company or its affiliates / associates as per the Rules of the Company.

The aggregate of the remuneration and perquisites / benefits, including contributions towards Provident Fund, Superannuation Fund and Gratuity Fund, payable to all Wholetime Directors of the Company taken together, shall not exceed 10% of the profits of the Company calculated in accordance with the provisions of Sections 198 and 309 of the Companies Act, 1956.

In terms of the resolution passed by the Members at the Annual General Meeting of the Company held on 26th July, 2002, the term of office of Shri Rehman would have expired on 20th March, 2004.

None of the Directors of your Company, other than Shri Rehman, is interested in this Resolution.

The Board recommends this Resolution for your approval.

Item No. 6

The Board of Directors of your Company ('the Board') at its meeting held on 30th January, 2004, on the recommendation of the Compensation Committee, approved, subject to the approval of the Members, modification with effect from 1st April, 2004, in the terms of remuneration paid or payable to the Wholetime Directors of the Company, in the manner following:-

Wholetime Directors	Consolidated Salary per month	Performance Bonus
Shri Y. C. Deveshwar (Chairman)	Rs. 10,00,000/-	Not exceeding 85% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.
Shri S. S. H. Rehman	Rs. 4,75,000/-	Not exceeding 75% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.
Shri A. Singh	Rs. 4,75,000/-	
Shri K. Vaidyanath	Rs. 3,75,000/-	

Perquisites - In addition to the aforesaid Consolidated Salary and Performance Bonus, each Wholetime Director shall be entitled to perquisites, which continue to remain the same as earlier approved by the Members, and reproduced below:

Perquisites like gas, electricity, water, furnishings, medical reimbursement and leave travel concession for self and family, club fees, personal accident insurance etc., in accordance with the Rules of the Company, the monetary value of such perquisites being limited to Rs. 4,50,000/- per annum, for the purposes of which limit perquisites shall be evaluated as per Income-tax Rules, wherever applicable, and in absence of any such Rule, perquisites shall be evaluated at actual cost. However, the following shall not be included in the aforesaid perquisite limit:-

(a) Rent free accommodation owned / leased / rented by the Company, or Housing Allowance in lieu thereof, as per the Rules of the Company.

(b) Contribution to Provident Fund and Superannuation Fund up to 27% of salary and contribution to Gratuity Fund up to 8.33% of salary as defined in the Rules of the respective Funds, or up to such other limit as may be prescribed under the Income-tax Act, 1961 and the Rules thereunder for this purpose.

(c) Use of Company car for official purposes and telephone at residence (including payment for local calls and long distance official calls).

(d) Encashment of unavailed leave as per the Rules of the Company at the time of retirement / cessation of service.

(e) Long service award as per the Rules of the Company.

(f) Costs and expenses incurred by the Company in connection with joining / transfer from one location to another of the Company or its affiliates / associates as per the Rules of the Company.

The aggregate of the remuneration and perquisites / benefits, including contributions towards Provident Fund, Superannuation Fund and Gratuity Fund, payable to all Wholetime Directors of the Company taken together, shall not exceed 10% of the profits of the Company calculated in accordance with the provisions of Sections 198 and 309 of the Companies Act, 1956.

The respective Wholetime Directors are interested individually in this Resolution insofar as the same relates to variation in their remuneration. None of the other Directors of your Company is interested in this Resolution.

The Board recommends this Resolution for your approval.

Item Nos. 7 & 8

The Members, at the Extraordinary General Meeting held on 17th January, 2001, approved formulation of the 'Employee Stock Option Scheme' ('the Scheme') for the eligible employees of the Company and its Directors, and also for the eligible employees including Managing / Wholetime Directors of subsidiary companies of the Company, in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 ('the Guidelines'). The salient features of the Scheme were provided in the Explanatory Statement to the Notice convening the said Meeting.

In the said Explanatory Statement, the Members were advised that 'Exercise Price or Pricing Formula' for grant of Options would be the closing market price of the Company's share on the National Stock Exchange of India Limited ('the NSE') on the date of grant, or such price which is no lower than the average market price of the Company's share in the six months preceding the date of grant based on the daily closing price on the NSE, as may be determined by the Board of Directors of the Company ('the Board', which term shall be deemed to include the Compensation Committee thereof).

'Market Price' of a share on a given date was defined under the Guidelines to mean the closing price of the share on that date on the Stock Exchange (as explained in the Guidelines). Such definition of 'Market Price' has subsequently been amended by the Securities and Exchange Board of India, vide Notification dated 30th June, 2003, to mean the average of the two weeks high and low price of the share preceding the date of grant of Options.

The Board at its meeting held on 28th May, 2004, on the recommendation of the Compensation Committee, decided, subject to the approval of the Members, that the Pricing Formula be enlarged to include 'Market Price' as defined from time to time under the Guidelines / applicable regulation(s) as an additional pricing alternative for the purpose of grant of Options.

In terms of the Guidelines, consent of the Members by a Special Resolution is required for such change in Pricing Formula. A separate Special Resolution is also required under the Guidelines for applying the Pricing Formula, as proposed, for grant of Options to the eligible employees including Managing / Wholetime Directors of subsidiary companies of the Company. Special Resolutions are accordingly proposed under Item Nos. 7 & 8.

A copy of the Scheme, along with the proposed modification, as stated above, will be made available for inspection by the Members at the Registered Office of the Company between 11.00 a.m. and 1.00 p.m. on working days up to the date of this Annual General Meeting.

The Directors of the Company are interested in the Special Resolutions to the extent of the Options that may be granted to them.

The Board recommends both the Special Resolutions for your approval.

Dated : 28th May, 2004.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

Nearly ten years ago, ITC chose the road less travelled. It articulated an inspiring vision; chose a challenging corporate strategy, and formulated a world-class execution plan with unmatched investments in technology, brands, people and governance. The result: the ITC of today – a transformed organisation, driven by vision, powered by vitality; internationally competitive; a national asset, creating growing value for the nation and the shareholder.

ITC's transformation was inspired by the vision of sustaining its position as one of India's most valuable corporations through world-class performance. Thus inspired, ITC made the more difficult strategy choice of creating multiple drivers of growth. Its arena would be areas of the emerging Indian economy that best matched proven internal capabilities. In executing such a corporate strategy, ITC's greatest challenge was to enable the various businesses make the transition from competing in a relatively protected environment to winning in an intensely competitive and rapidly globalising market.

Responding to this challenge called for a paradigm shift in the corporate mindset, leading to a new focus – acquiring international competitiveness in cost and quality in each of ITC's businesses through: (a) substantial investments in technology, processes, innovation and brands that leverage unique insights derived from closeness to consumers; (b) a strategy of organisation based on the governance principle of distributed leadership to unleash the entrepreneurial energies of ITC's world-class human resource.

During this decade, ITC gave expression to a deep-rooted belief that the creation of shareholder value provides the only basis for a company to make a sustainable contribution towards the superordinate goal of creating national value. A unique spirit of synergising business objectives with a larger sense of social purpose has inspired ITC to consciously contribute to enhancing the competitiveness of entire value chains of which its businesses are a part. It is this spirit of 'a commitment beyond the market' that shapes the quality of ITC's partnerships with the various constituents of its value chains – farmers, suppliers, employees and the State. Such a commitment propels ITC to contribute far beyond servicing financial capital to enlarging economic, social and environmental capital. This concept, currently gaining increasing acceptance as 'the triple bottomline', has been at the core of ITC's transformation.

The last decade has thus been witness to ITC's continuing evolution. From being a provider of quality products and services to becoming a world-class organisation. From generating profits to creating enduring value. From touching people to transforming lives.




AASHIRVAAD
AASHIRVAAD







Cigarettes

Strategic customer-centric focus on product quality, technology upgradation, productivity improvement and enhanced value addition to brands has enabled consolidation of ITC's leadership and market standing.

Investments of nearly Rs.1300 crores in state-of-the-art technology have made possible product offerings to Indian consumers of the finest global quality. All four production facilities were modernised and upgraded to international benchmarks. The new generation factory at Bangalore is comparable to the best in the world. The factory at Kolkata, which has attained one of the highest productivity levels, was the first cigarette factory in the world to earn ISO 14001 certification.

Successful leveraging of deep insights into consumer preferences resulted in the introduction of several distinctly differentiated and perceptibly enriched products in every segment. 'Classic Milds' and 'Classic Ultra Milds', 'Gold Flake Lights', the super premium 'Insignia' and flavoured cigarettes like 'Bristol Menthol' and 'Capstan Menthol' have become trendsetters.

Milestones

- 1996 : Flat 10 packs launched
- 1997 : 10s hinged-lid packs introduced for Regular Size filters
- 1999 : New factory at Bangalore commenced operations
- 2000 : Brownfield project at Saharanpur factory completed
- 2001 : Regular Size filters offered in 5s packs
- 2002 : Beveled edge packs introduced
- 2003 : 'India Kings' marketed in contour packs; 'Insignia' launched in shoulder box
- 2004 : Long-Size filters offered in wave packs

The new 'best in class' factory at Bangalore



A factory transformed: the Saharanpur unit after modernisation



The range of ITC's domestic brands


Classic
NAVY CUT
SCISSORS
BERKELEY
CAPSTAN
BRISTOL
FLAKE
RED LAMP
STAR

The Company has been an outstanding innovator in cigarette packaging. The shoulder box for 'Insignia', the beveled edge packs for 'Classic Milds', 'Classic Ultra Milds' and 'Classic Menthol', the contour pack for 'India Kings', the new wave pack for Long-Size filter cigarettes and flat tens for 'Classic' have brought world-class packaging to the Indian consumer. ITC's entire range of filter cigarettes is now packed in the internationally preferred hinged-lid format.

'Gold Flake', 'Navy Cut' and 'Scissors' are among the top five FMCG brands in the country. The Company's highly popular portfolio also includes brands like 'Insignia', 'India Kings', 'Classic', 'Capstan', 'Berkeley' and 'Bristol'. Filter cigarettes now constitute 77% of the Company's brand mix.

ITC's leadership in the Indian market has enabled the Company to launch a slew of brands for highly competitive export markets, like the United States and the Middle East. In these markets, ITC has successfully positioned a wide range of brands like 'Checkers', 'Hi-Val', 'Royale Classic', 'Gold Crest', 'Gold Cut' and 'Scissors Filter Kings'.

'Insignia', launched in the unique shoulder box, has redefined the premium segment


Insignia

'India Kings' changed its packaging to become the first Indian brand in a contour pack (right), significantly reinforcing its premium imagery


INDIA KINGS
INDIA KINGS


Checkers
Hi-Val
GOLD CREST
Checkers

Taking India to the world: Showcasing ITC's manufacturing and marketing capabilities in highly competitive export markets

Foods

Milestones

- •2001 : Entry into the Foods Business with launch of 'Kitchens of India'
- •2002 : 'mint-o' trademark acquired, relaunched in lemon and mint flavours; 'Candyman' added to confectionery range; 'Aashirvaad' atta rolled out
- •2003 : Integrated Group Research & Development Centre established; 'Aashirvaad' salt introduced; 'Candyman' range expanded to deposited candies and eclairs; 'Sunfeast' biscuits launched; 'Aashirvaad ReadyMeals' offered; 'mint-o' in lemon mint flavour
- •2004 : 'Kitchens of India' extended to cooking pastes

In ITC's branded packaged foods business, the Company has created a new epicentre of rapid growth by blending its time-tested key competencies and organisational strengths. Capability to source high quality agri products, access to in-house world-class paperboards and state-of-the-art packaging solutions, widely acknowledged cuisine expertise of its hotels' business and a robust FMCG distribution infrastructure have combined to give the Company a distinct advantage in the market place.

ITC's portfolio, currently consisting of 45 value-added products, appeals to changing consumer preferences in virtually all categories – staples, confectionery, snack foods & biscuits, and ready-to-eat meals. In order to assure consumers of the highest standards of food safety and hygiene, ITC is engaged in assisting outsourced manufacturers in implementing world-class hygiene standards through HACCP certification. The unwavering commitment to internationally benchmarked quality standards enabled ITC to rapidly gain market standing in all its 5 brands.

ITC's 'Aashirvaad' atta has already established leadership as the number one branded atta among national branded players within barely two years of launch. The 'Aashirvaad' assurance of quality now extends to ready-to-eat foods, ready-to-cook pastes, atta and salt.

ITC pioneered the launch of butterscotch cream and orange marie biscuits, under the 'Sunfeast' brand – examples of product innovation widely accepted by the consumers.

ITC has achieved a significant market presence in the confectionery segment with the rapid growth of the 'mint-o' and 'Candyman' brands, which between them now have 11 flavour variants.

ITC's 'Kitchens of India' range of gourmet products showcases India's traditional cuisine, captured in the cooking styles of three of ITC's celebrated restaurants – 'Bukhara', 'Dakshin' and 'DumPukht'.



mint-o and Candyman, available in unique flavours, have become hugely popular with young consumers


Sunfeast

'Sunfeast' biscuits, available in basic and value-added options of glucose, marie and cream, are rapidly gaining consumer acceptance



ITC's state-of-the-art food technology centre in Bangalore enables the business to develop a range of clearly differentiated superior products

Convenience for the new-age woman – the affordable range of ITC's ready-to-eat meals and cooking pastes are a true bonanza



Lifestyle Retailing

Milestones

- 2000 : Entry into Lifestyle Retailing business with first store in Delhi
- 2001 : 'Wills Lifestyle' chain rapidly scaled up to 29 stores
- 2002 : Chain expanded to 48 stores; Master Design Facility established; 'Wills Classic' formal wear launched; 'John Players' introduced in the mid-priced popular segment
- 2003 : 'Wills Clublife' evening wear launched

ITC's Lifestyle Retailing business has brought international shopping experience to the Indian consumer through its 'Wills Lifestyle' chain of 48 exclusive specialty stores in 38 cities across India.

ITC's portfolio of product offerings spans the entire range of distinct usage segments: 'Wills Classic' formal wear, 'Wills Clublife' premium evening wear and 'Wills Sport' relaxed wear. Designer accessories from 'Furla' and 'Valentino' of Italy complement the 'Wills Lifestyle' fashion portfolio.

ITC has also established a significant presence in the high growth mid-priced segment with its 'John Players' range of men's wear. The brand is now available in over 3000 multi-brand outlets across the country.

ITC's contemporary design and R&D facilities have enabled the Company to offer internationally benchmarked fashion collections in every season, winning for 'Wills Lifestyle' the 'Most Admired Exclusive Brand Retail Chain of the Year' award twice.


WILLS


WILLS
CLASSIC
Enjoy the change



'Wills Lifestyle' store: an international shopping experience


WILLS


JOHN PLAYERS
For comfortable minds.



ITC's state-of-the-art Master Facility in Gurgaon near Delhi enables the Lifestyle Retailing business to design ahead-of-the-market products

Greeting, Gifting & Stationery

Milestones

- 2000 : Entry into Greeting Cards business
- 2001 : 'Expressions Valued Customer' programme started
- 2002 : 'Expressions Paperkraft' premium paper products launched
- 2003 : 'Expressions Classmate' mass-market notebooks for schools and colleges introduced

Strategically leveraging its expertise in manufacturing world-class paperboards and creating customised packaging solutions, ITC has notched up a 20% market share to become the second largest player in India's greeting cards industry within three years of launching its 'Expressions' range of cards.

A high calibre in-house design team and access to a resource bank of acclaimed artists have combined to bring exceptional value to the consumers.

ITC's Social Cause range of Greeting Cards launched in partnership with the SOS Children's Villages of India, is today one of the top brands of social cause greeting cards in the country.

ITC's commitment to contributing to the entire value chain has resulted in highly valuable partnerships in design and manufacturing, enabling ITC to set benchmarks in quality. On the back of similar partnerships on the retail front, ITC has created a robust distribution infrastructure of more than 12,000 outlets in 700 markets across India. ITC's 'Expressions Valued Customer' scheme has succeeded in forging deep and dedicated partnerships with retailers, adding significantly to long term capability building.

ITC has enlarged its product portfolio with the introduction of 'Paperkraft' range of gift wrappers, autograph books and slam books. With the launch of ITC's 'Classmate' range of notebooks, the Company has also emerged as a significant marketer of branded stationery for school and college students.



Inside an 'Expressions' branded outlet



'Paperkraft' range of stationery: A canvas for happy moments


Graph Book

'Classmate' range of notebooks: A student's best buddy



The 'Expressions' range of greeting cards: 'If it's in your heart, it's on the cards'

Safety Matches & Agarbattis

Milestones

- 2002 : Entry into marketing of Safety Matches
- 2003 : Entry into marketing of Agarbattis
- 2004 : 'Mangaldeep' brand of Agarbattis added to portfolio

ITC's commitment to enhance the competitiveness of the entire value chain to which each of its businesses belongs, is eloquently reflected in the Company's recent entry into marketing of Safety Matches and Agarbattis.

The Company's business model in these new initiatives is premised on sourcing these products from Small and Medium Enterprises (SMEs). ITC makes available its expertise in R&D and product development to enable these SMEs to upgrade their technology, quality standards, production processes and product features and functionalities.

ITC has also entered into partnerships with select NGOs to train economically disadvantaged women in rolling quality agarbattis, thereby creating valuable vocational opportunities.

ITC has effectively leveraged its in-house state-of-the-art packaging solutions capability to bring unmatched value to consumers. ITC's pioneering 'fragrance-locked' packaging for 'Spriha' and 'Mangaldeep' brands of agarbattis and the unique strike surface design for matches are prime examples.

ITC's safety matches brands – 'Mangaldeep', 'iKno', 'VaxLit' and 'Aim' – have gained significant market share on the back of rapid national rollout and visibly superior product quality. 'Aim' has already become the single largest safety matches brand in the country. The Company has also begun exporting its safety matches brands to the United States and West Africa.


i Kno
MANGALDEEP
VAX LIT
AIM


SPRIHA
MANGALDEEP

Hotels

The successful execution of an ambitious investment programme of nearly Rs.1000 crores has enabled ITC Welcomgroup to regain its position as the fastest growing premium hotel chain in the country with nearly 5000 rooms in more than 55 properties across 45 cities.

Milestones

- 2000 : 'ITC One' at 'ITC Maurya Sheraton' opened its doors to guests
- 2001 : 'ITC Grand Maratha' commenced operations in Mumbai; Rebranding exercise undertaken
- 2002 : 'ITC Sonar Bangla' opened in Kolkata
- 2004 : 'ITC Grand Central' expected to open at the end of the year

This significant investment has helped ITC accomplish the objective of completing the ITC Welcomgroup chain at key locations in the super deluxe segment.

The 'ITC Hotel Grand Maratha Sheraton & Towers', which opened in February 2001, is rated among the finest properties in Mumbai. The 'ITC Hotel Sonar Bangla Sheraton & Towers' in Kolkata, inaugurated in December 2002, is already drawing widespread accolades as Asia's finest business resort. The 80-room super deluxe extension at ITC Hotel Maurya Sheraton & Towers, christened 'ITC One', has consistently earned the privilege of playing host to a galaxy of world dignitaries. The 'ITC Grand Central' in Mumbai, another world-class offering from ITC Welcomgroup, is nearing completion.

In a holistic rebranding of its properties, ITC Welcomgroup has repositioned its extensive network to effectively match the expectations of clients through service design and price bands, for both the business and leisure segments.

ITC Hotel Windsor Sheraton – Bangalore



ITC Hotel Grand Maratha Sheraton – Mumbai



Fortune Katriya – Hyderabad



WelcomHeritage Umed Bhawan Palace – Kota



ITC Welcomgroup's branded cuisine is rated high on gourmet lists. It has also earned the admiration of connoisseurs from all over the world. 'Bukhara' has been adjudged the best Indian restaurant in the world. 'DumPukht' and 'Dakshin', ITC's renowned heritage restaurants, have achieved unmatched brand equity. ITC Welcomgroup has also introduced branded international cuisine, showcasing it through the 'West View', 'Maroush' and 'Pan Asian' restaurants and the 'Dublin' Irish pub.

The 'WelcomHeritage' and 'Fortune' brands have gained significant presence in the resort and mid-priced full service segments respectively.

The Bukhara at ITC Hotel Maurya Sheraton – Delhi



West View



Inside 'ITC One'



ITC Hotel Sonar Bangla Sheraton – Kolkata



Paperboards & Specialty Papers

The dramatic turnaround of the Paperboards and Specialty Papers business reflects ITC's commitment to the corporate strategy of acquiring international competitiveness in cost and quality in all its businesses.

The aggressive pursuit of international competitiveness has enabled ITC's Paperboards and Specialty Papers business to create value-added products by absorbing state-of-the-art technology, attaining global benchmarks in cost and quality, and effectively implementing an energy and fibre strategy to create a distinctive and sustainable competitive advantage.

ITC's paperboards Unit in Bhadrachalam in Andhra Pradesh is the leader in India in the value-added paperboards segment, which caters to the crucial need for high quality packaging in the FMCG, foods and pharmaceutical industries. ITC's Elemental Chlorine-Free (ECF) pulp mill is the only one of its kind in the country, meeting world-class environmental standards. ITC's global quality paperboards now command significant brand equity in over 40 countries.

As part of the turnaround strategy, ITC invested more than Rs.1000 crores in upgrading its paperboard manufacturing technology to global standards. With the acquisition of BIPCO's paperboard manufacturing facility near Coimbatore in Tamil Nadu and the commissioning of yet another paperboard machine by October 2004, ITC's paperboard manufacturing capacity will have crossed 350,000 tonnes, creating the potential to attain leadership position in the Afro-Asian region.

ITC's R&D programme has successfully led to the clonal propagation project, which is at the heart of the Company's fibre strategy. It has created a sustainable source of high quality raw materials, besides generating significant employment in the economic vicinity of ITC's paperboards operations.

Milestones

- 1998 : Farm forestry begun
- 1999 : Production commenced on state-of-the-art Paper Machine IV
- 2001 : Social forestry on wastelands initiated
- 2002 : Poly-extrusion plant and super calendering machine installed; ECF pulp mill commissioned
- 2004 : BIPCO undertaking in Kovai, Tamil Nadu acquired; Installation of Paper Machine V at Bhadrachalam expected to be completed by year-end








TESTED ON
WMI Cranes Ltd
metso
PQ2 PRESS
BSW 2 PRESS

ITC | A DECADE OF TRANSFORMATION

Packaging

Milestones

- 1997 : State-of-the-art Bobst Lemanic packaging technology installed
- 2001 : Bobst Rotary Die-Cutter commissioned at Munger
- 2004 : Export Oriented Unit (EOU) for shoulder-box packaging established

State-of-the-art technology, world-class quality and a highly knowledgeable, skilled and committed professional team have synergised to position ITC as the first-choice supplier of high value-added packaging.

The Company converts over 30,000 tonnes of paper and paperboard per annum into a variety of value-added packaging solutions for the cigarette, liquor, food & beverage and personal products industries.

The Company is today India's most sophisticated packaging house, offering a comprehensive range of innovative packaging products and solutions – ranging from flip-top boxes to cardboard outers, shells and slides, softcup & strap labels, bundle wraps, flap boxes and inner frames, shoulder boxes, coupon inserts and folding cartons to a wide array of national and international clients.

The Company has won the prestigious World Star Award four times for excellence in packaging.





Agri Business

ITC has evolved from being a leading agri commodity exporter to a major player across the agri value chain. The Company is currently executing a trailblazing, internet-based intervention which has the potential to contribute significantly to the transformation of rural India.

This unique intervention, christened 'e-Choupal', carries the potential to address several issues confronting the competitiveness of the Indian agri value chain. 'e-Choupal' delivers to the smallest of farmers real-time information and customised knowledge in the local language to improve their decision-making ability. It thereby facilitates the alignment of farm output to market demands. It also catalyses improvements in quality and productivity, thereby enhancing rural incomes. The model helps aggregate demand in the manner of a virtual producers' co-operative, helping farmers access cost-effective, higher quality farm inputs. The 'e-Choupal' initiative also creates a direct marketing channel for the farmers' produce, eliminating wasteful intermediation and multiple handling, thus reducing transaction costs and making logistics efficient. 'e-Choupal' already reaches out to over 2.4 million farmers.

Investment in 'e-Choupal' also strengthens the Company's two-way rural linkage by placing ITC in a unique position of trust with the farming community as a reliable supplier of goods and services, thereby supporting its own competitiveness. In order to effectively leverage the market created through enhanced rural incomes, ITC is engaged in executing several pilots in rural marketing including farm inputs, consumer durables, vehicles, insurance and marketing services through the 'e-Choupal' infrastructure.

As a buyer of agri produce, ITC currently focuses on sourcing and exporting feed ingredients, food grains, edible nuts, marine products and processed fruits. ITC recently commenced export of chillies. The Company has also gained a beachhead entry into the export of high value organic produce. ITC has, in a short span, established itself as a first-choice supply chain partner of several leading international customers. Its customer-centric focus has enabled it to achieve a reputation for quality, reliability and value-added services.

Milestones

- 2000 : 'e-Choupal' launched in Madhya Pradesh. Extended to Karnataka. 44 'e-Choupals' set up covering soya and coffee
- 2001 : 'e-Choupal' taken to Uttar Pradesh and Andhra Pradesh for aqua and wheat. Two lakh farmers benefited from 424 'e-Choupal' kiosks
- 2002 : Rapidly scaled up to add 978 'e-Choupals', taking total to 1402, covering half-a-million beneficiaries
- 2003 : 'e-Choupal' extended to Maharashtra. A total of 3363 installations reaching out to over 1.2 million farmers; Case study on 'e-Choupal' introduced at Harvard Business School
- 2004 : 'World Business Award' and 'Enterprise Business Transformation Award' for trailblazing 'e-Choupal'







Leaf Tobacco

Milestones

- 2000 : Two state-of-the-art tobacco threshing lines set up in Chirala
- 2003 : Anaparti tobacco threshing plant upgraded; 'Pogaku Vedika', a website providing customised knowledge inputs to tobacco farmers, launched jointly with Tobacco Board

ITC continues to be the largest buyer, processor and exporter of cigarette tobaccos from India. The Company's market standing rests on high quality customer care. The Company has successfully leveraged technology upgradation at the farm and tobacco processing ends to meet the unique requirements of customers for quality and distinctive grades.

ITC's intensified focus on crop development has resulted in several impactful initiatives including development of new varieties of seeds and hybrids in Andhra Pradesh and Karnataka. Such crop development efforts have significantly improved farm yields. ITC has also facilitated the scaling up of drip irrigation and adoption of tray nursery technology to improve seedling productivity.

The tobacco farming community has been empowered with customised knowledge inputs to derive superior product integrity and traceability.

ITC's state-of-the-art processing lines at Chirala have reached optimum productivity levels in throughput and yields, besides ensuring superior product quality. These processing lines now represent the global benchmark for green leaf threshing plants. In line with the Company's continuing commitment to world-class quality, the second processing plant at Anaparti was modernised to equate with the standards at Chirala.







Information Technology

Milestones

- 2000 : In-house Information Systems Division spun off as a 100% subsidiary (ITC Infotech) with wholly owned subsidiaries in USA and UK and an employee base of 130
- 2001 : Established state-of-the-art Training Centre, Prototyping and R&D labs at its 37-acre headquarters in Bangalore; Attained highest level of quality certification including CMM Level 5 and ISO 9000; Partnership established with the 6th largest bank in UK for custom development and maintenance of Banking, Finance and Insurance applications.
- 2002 : 100-seat Offshore Development Centre was set up for a leading global FMCG company to develop and support their Siebel CRM based Trade Marketing & Distribution application across 42 countries.
- 2003 : US $ 60 million exclusive partnership forged with the world's leading Engineering Design services company to provide offshore services for its Fortune 1000 clients; 1500-seat joint venture set up with a leading US customer care and fulfilment services company
- 2004 : ITC Infotech grew to 2500 people to provide mission critical information technology solutions for global clients; Forrester and Fortune ranked ITC Infotech as a reference point for PLM, CRM and Outsourcing expertise in India

ITC Infotech, a wholly owned subsidiary of the Company, is focused on building differentiated skill sets to access a large number of customers. The assurance of globally benchmarked levels of process and service quality through adherence to CMM Level 5 processes and ISO 9001 standards has enhanced the market standing of the Company as a world-class IT services provider. Dedicated delivery and account management teams have been set up to address key accounts and ensure customer satisfaction and retention. The Company's state-of-the-art infrastructure at ITC InfotechPark in Bangalore provides distinctive competitive strength.

Based on in-depth domain knowledge gained from the experience of servicing a range of internal and external customers across diverse business domains, ITC Infotech provides its customers with a combination of cutting edge technology solutions and business expertise. Through its wholly owned software subsidiaries in the US and UK, ITC Infotech today delivers a wide range of solutions for select blue chip companies in North America and Europe.

With solutions designed to support client-specific business strategies, ITC Infotech specialises in several verticals like Fast Moving Consumer Goods (FMCG) and Consumer Product Groups (CPG), Travel and Leisure, Manufacturing, Retail, Paperboards, Specialty Papers and Packaging, International Trading, Healthcare and Pharmaceuticals, Finance and Insurance. In order to bring the finest business solutions to its clients, ITC Infotech has entered into a slew of strategic alliances with world leaders in technology.




INFOTECHPARK



People

ITC's 'commitment beyond the market' provides meaning and purpose to its people. ITC believes that the aspiration to create value for society and the nation provides the motive force to its people to enhance sustainable shareholder value creation. The willingness and ability of ITC's human resource to walk the extra mile while being aligned to the Company's Vision, Mission and Values, has enabled ITC transform itself into a world-class enterprise, characterised by high order organisational vitality.

ITC has leveraged its human capital to enhance competitiveness and develop a customer-focused organisation by nurturing learning, entrepreneurship and creativity. ITC has developed a world-class talent pool by offering its employees a unique value proposition. This includes opportunities to work in globally benchmarked manufacturing facilities, to shape some of India's most valuable brands, to shoulder large responsibilities early in their careers and to gain cross-functional and cross-business exposure.

The strategy of organisation crafted to manage a diversified portfolio of businesses has provided unique opportunities to incubate and grow leadership across the enterprise. ITC's relationship with its employees transcends work boundaries. The Company takes a keen interest in ensuring that its employees maintain a healthy work-life balance.







ITC | A DECADE OF TRANSFORMATION

Citizen First

ITC believes that an effective growth strategy for our nation must address the needs of rural India, home to 75% of our poor. It is imperative to ensure that India's economic growth is inclusive, embracing its villages, so as to free millions of our disadvantaged citizens from the indignity of poverty.

It is ITC's belief that India's rural transformation cannot be brought about by the government alone. Nor can the efforts of a few enterprises make a decisive difference. Only an inspired public-private partnership can transform lives and landscapes in rural India. ITC's humble endeavours have demonstrated that it is possible to create and sustain a model that can harmonise the need for shareholder value creation with making a substantial contribution to society.

ITC has partnered the Indian farmer for close to a century. ITC is now engaged in elevating this partnership to a new paradigm by leveraging information technology through its trailblazing 'e-Choupal' initiative. Additionally, ITC is significantly widening its farmer partnerships to embrace a host of value-adding activities: creating livelihoods by helping poor tribals make their wastelands productive; investing in rainwater harvesting to bring much-needed irrigation to parched drylands; empowering rural women by helping them evolve into entrepreneurs; providing infrastructural support to make schools exciting for village children.

Through these rural partnerships, ITC touches the lives of over 2.5 million villagers across India. For ITC, these are expressions of a commitment beyond the market. Of a conviction that country must come before corporation. Of a true pride in being Citizen First.

Empowering farmers





ITC's unique 'e-Choupal' movement, which commenced in 2000, is elevating farmers to a new order of empowerment. Using Internet stations installed by ITC right in their village, farmers are logging on to ITC-created Indian language websites. These provide local weather forecast, expert knowledge on best farming practices, agri inputs and local, national and international agri commodity prices online. The 'e-Choupal' intervention is thus a significant step towards enhancing global competitiveness for over 2.4 million farmers across India in 6 states. Over the next decade, ITC aims to empower 10 million farmers in 100,000 villages across India.





Greening wastelands

ITC's unique forestry programme, which began in 1998, has helped poor tribal farmers begin a new life. Deep in the heart of Andhra Pradesh, erstwhile wastelands of small and marginal farmers have been transformed into dense plantations. Thanks to high-yielding, disease-resistant clonal saplings developed by ITC at its state-of-the-art bio-technology research centre. The programme has rejuvenated more than 19,500 hectares of wastelands by planting 66 million saplings, creating livelihood opportunities for nearly 200,000 people. Over the next decade, 600 million saplings will convert 100,000 hectares of wastelands into plantations, with the potential to generate income for 1.2 million people.

Irrigating drylands

ITC's integrated watershed development programme, initiated in 2001, seeks to achieve two critical objectives: water conservation and soil enrichment. This development initiative is a key intervention to reverse moisture stress in some of the more acutely affected drought-prone districts of the country. ITC organises farmers into water user groups that plan and build water harvesting structures like contour bunds, check dams, percolation tanks and farm ponds. These structures, financed by ITC, provide critical irrigation to over 7,000 hectares of drought-prone tracts. Over the next decade, ITC aims to bring soil and moisture conservation to 50,000 hectares of dryland under this programme.







Creating women entrepreneurs

ITC believes that economic empowerment of women transforms them into powerful agents of social change. Since 2001, ITC has been organising rural women into micro-credit groups, providing them funds to build and manage a revolving development fund. These groups extend financial support to members to set up small businesses, thereby enabling them evolve into entrepreneurs. What's more, ITC also imparts training to improve their vocational skills, thus enhancing their ability to supplement family income. Leading to better health care, nutrition and education for their children. Over the next decade, these micro-credit groups will have about 60,000 members, creating thousands of women entrepreneurs.



Educating rural children




Computer
Centre

Today more than 9,000 village children go to state-run schools supported by ITC's primary education programme. The programme, launched in 2000, aims to overcome the lack of basic infrastructure in primary schools. From constructing school buildings and classrooms to making books available, ITC has made school-going an exciting affair. ITC has also created supplementary learning centres to help students from poor families, thereby reducing dropouts. ITC thus aims to make it possible for thousands of children across rural India to have the greatest asset they can aspire to – education for a brighter future.



Enhancing livestock quality

India has the largest cattle population in the world. Almost all rural households in India, whether landed or landless, own livestock. But average milk yield at 300 kg per lactation is abysmally low. ITC believes that it is possible to make a significant impact on incomes of rural households by transforming low-yielding cattle into highly productive milch animals. This can be achieved by motivating farmers to cross-breed their non-descript cattle with high-yielding breeds like Jersey and Holstein Freisian through artificial insemination. Since 2003, ITC has enabled provision of this service at the farmer's doorstep in select states like Bihar, Uttar Pradesh and Madhya Pradesh, along with appropriate extension and support services. ITC's target is to increase yields 7 to 9 times from the current levels to between 2,100-2,700 kgs of milk per lactation. Currently, through 30 cattle development centres, ITC is reaching out to farmers in 500 villages with 15,000 inseminations annually.













Environment, Occupational Health & Safety

ITC Limited is committed to the highest standards of Environment, Occupational Health and Safety. The Company conducts its operations with a deep and abiding concern for the preservation of the environment.

TOWARDS 'ZERO' ACCIDENT

ITC endeavours to maintain a 'Zero' accident rate in all its Units. The Company conducts regular training programmes to create environmental and safety awareness at all levels. Employees are inspired in a collective mission to contribute to the preservation and enrichment of the environment.

During 2003-04 there was no Lost Time Accident at the cigarette factory in Bangalore, the green leaf threshing plant in Anaparti, the printing factory in Munger, the Research Centres in Bangalore & Rajamundry, ITC Hotel Maurya Sheraton in New Delhi, ITC Hotel Sonar Bangla in Kolkata, Mughal Sheraton in Agra and the Chola Sheraton in Chennai.

Number of Lost Time Accidents


0
10
20
30
40
50
60
55
27
33
35
27
1999-2000
2000-2001
2001-2002
2002-2003
2003-2004

Accident Incidence Rate


0.10
0.15
0.20
0.25
0.30
0.35
0.40
0.45
0.50
0.34
0.17
0.22
0.20
0.17
1999-2000
2000-2001
2001-2002
2002-2003
2003-2004

Accident Incidence Rate = No. of Lost Time Accidents for each 2 lakh manhours worked

An accident-free Bangalore factory

ITC's cigarette Unit in Bangalore is one of the largest cigarette factories in South East Asia, employing over 2000 people. The Unit did not lose a single hour of work due to accidents in 2003-04. This spotless record was achieved by:

- Constituting departmental risk assessment teams and conducting detailed risk assessment studies for all activities
- Providing category IV guarding and positive interlocks for machines and equipment
- Conducting regular audit and inspection of machine guarding, housekeeping, design and usage of hand tools and material handling
- Strengthening the system of Incident Reporting and Recall
- Investigation of all first-aid injuries, supported by immediate corrective action
- Organising awareness and training programmes
- Strengthening process standards for outsourced work



Training

ITC now invests over 10,500 mandays in a year in EHS training of employees, including contractors' workmen.

The Confederation of Indian Industry, the National Safety Council and the Loss Prevention Association of India are some of the specialised agencies that assist ITC in raising EHS awareness and standards.



Employee participation

Employees of the Company are continually encouraged to participate in improving Safety and Occupational Health standards through suggestion schemes. Safety quizzes, competitions and observance of special events like National Safety Day, Fire Safety Day and World Environment Day significantly heighten EHS awareness.

EHS training (person-days)


12000
10000
8000
6000
4000
2000
0
9964
10728
10784
10586
2000-2001
2001-2002
2002-2003
2003-2004

EHS Suggestions


2500
2000
1500
1000
500
0
474
197
419
246
955
321
2175
784
2000-2001
2001-2002
2002-2003
2003-2004
Received
Implemented

WATER CONSERVATION

A number of ITC Units have significantly reduced specific water consumption, which is a measure of fresh water intake per unit of production. This economy in water consumption has been achieved through global benchmarking, conservation, recycling and use of state-of-the-art technology. 'Zero' waste water discharge is an integral part of organisational goals for every ITC Unit. Paper and paperboard manufacture is intrinsically water-intensive. ITC's Paperboards and Specialty Papers Units account for 92.7 per cent of the total 22.475 million Kilolitres (KL) of fresh drawn water by the Company annually. ITC is therefore focusing on reducing water consumption in these factories.

Fresh water intake by ITC units


30
25
20
15
10
5
0
25.1
26.5
26.3
26.6
24.1
22.5
1998-1999
1999-2000
2000-2001
2001-2002
2002-2003
2003-2004
All figures in Million KL

Production versus fresh water intake for Paperboards Unit


200
150
100
50
0
Percentage
100 100
130
106
145
105
147
107
149
98
148
94
1998-1999
1999-2000
2000-2001
2001-2002
2002-2003
2003-2004
production
total water
(1998-1999=100)

Specialty Papers Mill reduces specific fresh water intake by 28%

ITC's Specialty Papers Mill at Tribeni, West Bengal, manufactures fine papers – mostly less than 40 GSM (Grams per Sq. Mtr.) requiring higher water consumption. Specific fresh water intake at the mill was reduced to 128 KL/ tonne in 2003-04 from 178 KL / tonne in 2002-03 by:

- Setting up a special task force for this environmental initiative
- Raising awareness at all levels
- Improving recycling within the paper making process
- Resizing of pipelines



Rainwater Harvesting: Towards becoming a water positive corporation

ITC continues with its efforts to enlarge Rainwater Harvesting (RWH) potential both within its units and in socially relevant watershed development projects.



Water balance at ITC	2002-03	2003-04
Fresh water Intake	24.10	22.48
Treated effluents discharged	14.64	14.04
Net water consumption	**9.49**	**8.44**
RWH potential created within ITC	0.24	0.39
RWH potential created through watershed projects	12.5	15.67
Total RWH potential created	**12.74**	**16.06**

All figures in Million KL

TOWARDS BEING A CARBON POSITIVE CORPORATION

ITC units consumed 11,439 Terra Joules of energy in 2003-04. Nearly 96.6 per cent of this energy requirement was generated internally. The proportion of energy produced from waste was 24 per cent of total consumption in 2003-04, compared to 18 per cent in 2002-03. In tune with international efforts to control global warming, ITC is working towards neutralising carbon dioxide emission in its operating environment.

ITC's paperboards Unit at Bhadrachalam is the only pulp & paperboard Unit in the country to produce environment-friendly Elemental Chlorine-Free (ECF) pulp. ITC Units engage in significant tree plantation activities in their vicinity. ITC's unique farm and social forestry programmes have acquired significant size. The Company's commitment to greening 100,000 hectares by helping grow more plantations in the coming years will make ITC a Carbon Positive Corporation.

ITC sequesters almost a third of CO_2 released (2003-04)

	Unit	2003-04
CO_2 Released (Manufacturing / Travel / Freight)	Kilotonnes	**1013**
CO_2 Sequestered	Kilotonnes	**311**
CO_2 Sequestered	Percentage	**31**



TOWARDS 'ZERO' SOLID WASTES

Waste reduction efforts gained momentum with improvements in recycling. End users are being identified for every kind of solid waste, thereby initiating a movement towards 'Zero' solid waste discharge from all units.

A unique environmental initiative

ITC's Bhadrachalam factory has set up a 'Zero waste centre' at its colony, comprising residential units, guest houses, club, staff canteen and bachelors' hostel. Waste is collected and segregated. Plastic, paper and inorganic wastes are recycled. Wet and organic wastes are used as compost. The centre has been able to generate revenue from waste to cover its operational expenses.



CERTIFICATION



ITC Units are encouraged to seek international certification for global benchmarking. Some of the important ones are:

ISO 14001: Environment Management System:

- All manufacturing units of ITC, including four of its hotels (ITC Hotel Maurya Sheraton, Mughal Sheraton, Chola Sheraton & ITC Hotel Grand Maratha Sheraton) are ISO 14001 certified
- The Kolkata factory was the first cigarette factory in the world to get this certification
- Leaf processing plants at Chirala & Anaparti were the first in their category in the world to be certified for ISO 14001
- ITC Hotel Maurya Sheraton in New Delhi was the first hotel in India to get ISO 14001 certified

OHSAS 18001: Occupational Health & Safety Management System:

- Kolkata cigarette factory was certified in 2003-04
- Leaf processing plants at Chirala & Anaparti were certified
- All the other factories of ITC are expected to obtain this certification in 2004-05

SA 8000: Social Accountability System: Leaf processing plants at Chirala and Anaparti have this certification

AWARDS

The following awards received during 2003-04 bear testimony to ITC's efforts to achieve the highest EHS standards:

British Safety Council's Sword of Honour & Star Ratings:

- 5 Star Rating & Sword of Honour : Saharanpur cigarette factory, Chirala leaf processing plant and Munger printing factory
- 5 Star Rating : Bangalore and Munger cigarette factories, Tiruvottiyur printing factory, ITC Hotel Grand Maratha Sheraton

Royal Society for the Prevention of Accidents (ROSPA):

- ROSPA Gold Awards : Bangalore, Saharanpur and Kidderpore cigarette factories

Greentech Foundation Awards :

- Greentech Safety Gold Award : ITC Hotel Maurya Sheraton
- Greentech Safety Silver Award : WelcomHotel Rajputana Palace Sheraton
- Environment Excellence Award (Gold Category) : Chirala leaf processing plant, Mughal Sheraton, ITC Hotel Grand Maratha Sheraton, WelcomHotel Rajputana Palace Sheraton

Federation of Hotel & Restaurant Association of India (FHRAI) – Environment Award:

- Winner : Mughal Sheraton
- Runner-up : ITC Hotel Windsor Sheraton



Institute of Directors – Golden Peacock National Award Secretariat:

- Golden Peacock Environment Management Award : Paperboards Unit, Bhadrachalam; ITC Hotel Windsor Sheraton

West Bengal Cleaner Production Centre - ICC & WBPCB:

- Environment Excellence Award : Specialty Papers mill at Tribeni (Rank - III)

CII award for excellence in Energy Management:

- CII ENCON Award : Paperboards Unit, Bhadrachalam

Verification:

The EHS data contained in this feature has been extracted from ITC's Sustainability Report 2004. The data reported above has been reviewed and verified by us.

Sustainable Business Solutions
PricewaterhouseCoopers (P) Ltd.

CONTENTS

BOARD OF DIRECTORS

Chairman

Yogesh Chander Deveshwar

Executive Directors

Sahibzada Syed Habib-ur-Rehman
Anup Singh
Krishnamoorthy Vaidyanath

Non-Executive Directors

Charles Richard Green
Yesh Pall Gupta
Ajeet Prasad
Pillappakkam Bahukutumbi Ramanujam
Basudeb Sen
John Benedict Stevens
Ram S Tarneja
Balakrishnan Vijayaraghavan

BOARD COMMITTEES

Audit Committee

P B Ramanujam	Chairman
Y P Gupta	Member
J B Stevens	Member
B Vijayaraghavan	Member
K Vaidyanath (Director responsible for the Finance Function)	Permanent Invitee
S Basu (Head of Internal Audit)	Permanent Invitee
Representative of the Statutory Auditors	Permanent Invitee
B B Chatterjee	Secretary

Compensation Committee

B Sen	Chairman
C R Green	Member
Y P Gupta	Member
J B Stevens	Member
Ram S Tarneja	Member

Investor Services Committee

B Sen	Chairman
P B Ramanujam	Member
A Singh	Member
B B Chatterjee	Secretary

Nominations Committee

Y C Deveshwar	Chairman
C R Green	Member
Y P Gupta	Member
Ajeet Prasad	Member
P B Ramanujam	Member
B Sen	Member
J B Stevens	Member
Ram S Tarneja	Member
B Vijayaraghavan	Member

CORPORATE MANAGEMENT COMMITTEE

Directors

Y C Deveshwar	Chairman
S S H Rehman	Member
A Singh	Member
K Vaidyanath	Member

Executives

K S Vaidyanathan	Member
A Nayak	Permanent Invitee
R Srinivasan	Permanent Invitee
B B Chatterjee	Secretary

Executive Vice President & Company Secretary

Bishwa Behari Chatterjee

Company Solicitor

Kannadiputhur Sundararaman Suresh

Investor Service Centre

37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 6426/2288 0034
Fax : 033-2288 2358
e-mail : itcisc@vsnl.net

Auditors

A F Ferguson & Co.
Chartered Accountants, Kolkata

Registered Office

Virginia House
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 9371
ITC corporate website : www.itcportal.com

Y. P. Gupta

Y. P. Gupta joined the ITC Board as a representative of the Life Insurance Corporation of India (LIC) on October 25, 2000. He joined LIC as a direct recruit officer in 1964 and served with distinction in various posts before becoming Managing Director. He had been Current-in-charge Chairman of LIC for a short duration and Chief Executive of LIC Housing Finance Limited. He also held the position of Vice President of the Forum of Housing Finance Companies in India. He retired from LIC in October, 2000. Post-retirement he has also served as Advisor to IDBI for 3 years.

Other Directorships

Name of the Company	Position
IDBI Home Finance Limited	Director
Grasim Industries Limited	Director
Mahavir Spinning Mills Limited	Director
Industrial Investment Bank of India Limited	Government Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
IDBI Home Finance Limited	Audit Committee	Chairman
Grasim Industries Limited	Investors' Grievances Committee	Member
Industrial Investment Bank of India Limited	Audit Committee	Member
	Investors' Grievances Committee	Member

Ajeet Prasad

Ajeet Prasad joined the ITC Board as a representative of the Unit Trust of India (UTI) on December 7, 2001. He is an MBA in Marketing from the University of Allahabad. He started his career with Swadeshi Polytex as a Management Trainee and moved to Western UP Productivity Council as Assistant Director before joining UTI in 1978 as Staff Officer. He has had a distinguished career with UTI during which he held several senior positions including that of Deputy / Joint General Manager handling Post Investment operations. Between 1994 and 1996, he was on deputation to the Over the Counter Exchange of India (OTCEI) as Managing Director. He resumed his responsibilities with UTI as General Manager in charge of the Department of Investment Monitoring. He is currently Executive Director, UTI Asset Management Co. Pvt. Ltd. and oversees multiple functions, viz. Investment Monitoring, Special Recovery and Legal Affairs. He has attended the Advance Management Programme conducted by Harvard Business School, Boston, USA.

Other Directorships

Name of the Company	Position
Kalyani Steels Limited	Nominee Director
Rama Newsprint and Papers Limited	Nominee Director
Triveni Glass Limited	Nominee Director
Jenson & Nicholson (I) Limited	Nominee Director
Unit Trust of India Investment Advisory Services Limited	Nominee Director
Cairo Mutual Funds Management Co. Limited*	Nominee Director
ASREC (India) Limited	Nominee Director
UTI Bank Limited	Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
Kalyani Steels Limited	Audit Committee	Chairman
Rama Newsprint and Papers Limited	Audit Committee	Chairman
	Remuneration Committee	Chairman
Triveni Glass Limited	Audit Committee	Member
	Remuneration Committee	Member
UTI Bank Limited	Remuneration Committee	Member
	Shareholders/ Investors Grievance Committee	Member

P. B. Ramanujam

P. B. Ramanujam has represented the General Insurance Corporation of India (GIC) and its subsidiaries on the Board of ITC since October 30, 1998. He has held several responsibilities in the GIC covering finance, accounts / investments, reinsurance, information technology etc. He was General Manager and Director with the National Insurance Company Limited and currently is the Managing Director of GIC.

BOARD OF DIRECTORS

Chairman

Yogesh Chander Deveshwar

Executive Directors

Sahibzada Syed Habib-ur-Rehman
Anup Singh
Krishnamoorthy Vaidyanath

Non-Executive Directors

Charles Richard Green
Yesh Pall Gupta
Ajeet Prasad
Pillappakkam Bahukutumbi Ramanujam
Basudeb Sen
John Benedict Stevens
Ram S Tarneja
Balakrishnan Vijayaraghavan

BOARD COMMITTEES

Audit Committee

P B Ramanujam	Chairman
Y P Gupta	Member
J B Stevens	Member
B Vijayaraghavan	Member
K Vaidyanath (Director responsible for the Finance Function)	Permanent Invitee
S Basu (Head of Internal Audit)	Permanent Invitee
Representative of the Statutory Auditors	Permanent Invitee
B B Chatterjee	Secretary

Compensation Committee

B Sen	Chairman
C R Green	Member
Y P Gupta	Member
J B Stevens	Member
Ram S Tarneja	Member

Investor Services Committee

B Sen	Chairman
P B Ramanujam	Member
A Singh	Member
B B Chatterjee	Secretary

Nominations Committee

Y C Deveshwar	Chairman
C R Green	Member
Y P Gupta	Member
Ajeet Prasad	Member
P B Ramanujam	Member
B Sen	Member
J B Stevens	Member
Ram S Tarneja	Member
B Vijayaraghavan	Member

CORPORATE MANAGEMENT COMMITTEE

Directors

Y C Deveshwar	Chairman
S S H Rehman	Member
A Singh	Member
K Vaidyanath	Member

Executives

K S Vaidyanathan	Member
A Nayak	Permanent Invitee
R Srinivasan	Permanent Invitee
B B Chatterjee	Secretary

Executive Vice President & Company Secretary
Bishwa Behari Chatterjee

Company Solicitor
Kannadiputhur Sundararaman Suresh

Investor Service Centre
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 6426/2288 0034
Fax : 033-2288 2358
e-mail : itcisc@vsnl.net

Auditors
A F Ferguson & Co.
Chartered Accountants, Kolkata

Registered Office
Virginia House
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 9371
ITC corporate website : www.itcportal.com

YOUR DIRECTORS

Y. C. Deveshwar

Y. C. Deveshwar, Chairman of ITC Limited since January 1, 1996, is respected for the deep insight with which he steers a multi-business corporation like ITC, and is credited with several key strategic interventions which have positioned ITC as a well managed, well governed, value creating, top league company in India.

An engineering graduate from IIT, Delhi, Deveshwar was handpicked by the Government in 1991 to head the national carrier, Air India, as Chairman and Managing Director. He had a successful stint in this assignment till 1994, during which period he was also a member on the Boards of Indian Airlines, International Airports Authority of India, Airports Authority of India and Air Mauritius Ltd. Deveshwar serves on the Executive Committees of some of India's premier trade and industry bodies. He is the Chairman of the Agriculture Council of the Confederation of Indian Industries. He is a member of the Board of Governors of the Indian School of Business, Hyderabad. The Government of India has nominated him the Chairman of the Society and Board of Governors of the Indian Institute of Management, Calcutta.

Deveshwar has been honoured with several recognitions within India, including the Honorary Fellowship of the All India Management Association, the Distinguished Alumni Award of the Indian Institute of Technology, Delhi, the Meridien Hotelier of the Year Award and the Marketing Man of the Year from A&M, the country's leading marketing publication. Deveshwar has also been honoured with the Manager Entrepreneur of the Year Award 2001, by Ernst & Young.

Other Directorships

Name of the Company	Position
ITC Hotels Limited	Chairman & Director
Surya Nepal Private Limited*	Chairman & Director
International Travel House Limited	Director
Woodlands Hospital & Medical Research Centre Limited	Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
ITC Hotels Limited	Nominations & Remuneration Committee	Chairman

S. S. H. Rehman

S. S. H. Rehman was appointed a Director on the Board of ITC on November 21, 1997. He was educated at the Osmania University and began his career with the Indian Army, moving over to the hospitality industry in 1975 and joining ITC in 1979. Since then Rehman has been General Manager of Welcomgroup's premier hotels across India as also its Regional Director, Vice President-Operations and President. Rehman was appointed Managing Director of ITC Hotels Limited in 1994 and continued in that position till July, 2003. He continues to be a Non-Executive Director on the Board of ITC Hotels Limited. He is currently in charge of the Hotels, Travel & Tourism and Foods businesses of the Company.

He has brought to traditional hoteliering innovative concepts in accommodation, cuisine and human resource development. He has been instrumental in developing some of ITC's hotels along dynastic themes. He has revived and developed heritage cuisines based on extensive research. He has been primarily responsible for bringing renown to ITC-Welcomgroup's branded cuisines like 'Bukhara', 'Dum Pukht' and 'Dakshin' and for fashioning the new 'Pan Asian', 'West View' and 'Dublin' brands.

Other Directorships

Name of the Company	Position
International Travel House Limited	Chairman & Director
Landbase India Limited	Chairman & Director
Fortune Park Hotels Limited	Chairman & Director
Gujarat Hotels Limited	Chairman & Director
Srinivasa Resorts Limited	Vice Chairman & Director
ITC Hotels Limited	Director
Maharaja Heritage Resorts Limited	Director
Ansal Hotels Limited	Director
Tourism Finance Corporation of India Limited	Director
Mumbai International Convention & Exhibition Centre Limited	Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
International Travel House Limited	Remuneration Committee	Chairman
ITC Hotels Limited	Nominations & Remuneration Committee	Member

Anup Singh

Anup Singh was appointed a Director on the Board of ITC on November 21, 1997. He joined ITC in 1968 after receiving a Bachelor's degree in Electrical Engineering from IIT, Kharagpur. He was a key participant in the Company's major strategic initiative in the mid-seventies to implement the concept of 'Management by Objectives (MBO)'.

Singh has had a long stint in ITC's cigarette business, including heading it as the Chief Executive. He has also been the Chief Executive of the erstwhile Specialty Papers Division. He is currently in charge of the Cigarettes, Information Technology and Lifestyle Retailing businesses of the Company.

He is the President of the Indian Chamber of Commerce and a Director of The Tobacco Institute of India.

Other Directorships

Name of the Company	Position
ITC Infotech India Limited	Chairman & Director
ITC Infotech Limited*	Chairman & Director
ITC Infotech (USA) Inc.*	Chairman & Director
Asia Tobacco Company Limited	Chairman & Director
Surya Nepal Private Limited*	Director
The Tollygunge Club Limited	President

Committee Memberships of other Companies : Nil

K. Vaidyanath

K. Vaidyanath was inducted into the ITC Board on January 17, 2001. He holds responsibility for the Company's Finance function, its investment subsidiary, Agri Business and Corporate Communications. Before his elevation to the Board, he was the Company's Chief Financial Officer.

An MBA from XLRI, Jamshedpur, Vaidyanath has been with ITC for the past 28 years. He has held various positions in the Company's Finance function including that of Head of Finance of ITC's Packaging, Hotels and International Businesses. He has also been Head of Corporate Planning & Treasury, as well as Internal Audit.

He is a Committee member of The Bengal Chamber of Commerce and Industry.

Other Directorships

Name of the Company	Position
Russell Credit Limited	Chairman & Director
Gold Flake Corporation Limited	Chairman & Director
Wills Corporation Limited	Chairman & Director
Greenacre Holdings Limited	Chairman & Director
ITC Hotels Limited	Director
ITC Infotech India Limited	Director
Agro Tech Foods Limited	Director
Classic Infrastructure & Development Limited	Director
Greenline Constructions Limited	Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
Russell Credit Limited	Audit Committee	Chairman
Gold Flake Corporation Limited	Audit Committee	Chairman
Greenacre Holdings Limited	Audit Committee	Chairman
ITC Hotels Limited	Audit Committee	Member
	Investor Services Committee	Member
	Nominations & Remuneration Committee	Member
ITC Infotech India Limited	Audit Committee	Member

C. R. Green

C. R. Green has represented BAT on the ITC Board from April 16, 1999. He joined BAT in 1993 after a long and distinguished career in the oil industry. He has spent over 18 years with Texaco, the US oil major in a variety of roles including Director of Texaco, Brazil and its Regional Manager for Latin America.

In the tobacco industry, Green has worked with Brown & Williamson, where he was Vice President for Latin America, Middle East and Africa and President for Japan. He became BAT's Area Director for Southern Europe in 1998. A year later, he assumed charge as BAT's Regional Director for the Middle East, South and Central Asia region. He retired from BAT on April 1, 2002.

Other Directorships

Name of the Company	Position
DIMON Inc.*	Director

Committee Memberships of other Companies : Nil

Y. P. Gupta

Y. P. Gupta joined the ITC Board as a representative of the Life Insurance Corporation of India (LIC) on October 25, 2000. He joined LIC as a direct recruit officer in 1964 and served with distinction in various posts before becoming Managing Director. He had been Current-in-charge Chairman of LIC for a short duration and Chief Executive of LIC Housing Finance Limited. He also held the position of Vice President of the Forum of Housing Finance Companies in India. He retired from LIC in October, 2000. Post-retirement he has also served as Advisor to IDBI for 3 years.

Other Directorships

Name of the Company	Position
IDBI Home Finance Limited	Director
Grasim Industries Limited	Director
Mahavir Spinning Mills Limited	Director
Industrial Investment Bank of India Limited	Government Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
IDBI Home Finance Limited	Audit Committee	Chairman
Grasim Industries Limited	Investors' Grievances Committee	Member
Industrial Investment Bank of India Limited	Audit Committee	Member
	Investors' Grievances Committee	Member

Ajeet Prasad

Ajeet Prasad joined the ITC Board as a representative of the Unit Trust of India (UTI) on December 7, 2001. He is an MBA in Marketing from the University of Allahabad. He started his career with Swadeshi Polytex as a Management Trainee and moved to Western UP Productivity Council as Assistant Director before joining UTI in 1978 as Staff Officer. He has had a distinguished career with UTI during which he held several senior positions including that of Deputy / Joint General Manager handling Post Investment operations. Between 1994 and 1996, he was on deputation to the Over the Counter Exchange of India (OTCEI) as Managing Director. He resumed his responsibilities with UTI as General Manager in charge of the Department of Investment Monitoring. He is currently Executive Director, UTI Asset Management Co. Pvt. Ltd. and oversees multiple functions, viz. Investment Monitoring, Special Recovery and Legal Affairs. He has attended the Advance Management Programme conducted by Harvard Business School, Boston, USA.

Other Directorships

Name of the Company	Position
Kalyani Steels Limited	Nominee Director
Rama Newsprint and Papers Limited	Nominee Director
Triveni Glass Limited	Nominee Director
Jenson & Nicholson (I) Limited	Nominee Director
Unit Trust of India Investment Advisory Services Limited	Nominee Director
Cairo Mutual Funds Management Co. Limited*	Nominee Director
ASREC (India) Limited	Nominee Director
UTI Bank Limited	Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
Kalyani Steels Limited	Audit Committee	Chairman
Rama Newsprint and Papers Limited	Audit Committee	Chairman
	Remuneration Committee	Chairman
Triveni Glass Limited	Audit Committee	Member
	Remuneration Committee	Member
UTI Bank Limited	Remuneration Committee	Member
	Shareholders/ Investors Grievance Committee	Member

P. B. Ramanujam

P. B. Ramanujam has represented the General Insurance Corporation of India (GIC) and its subsidiaries on the Board of ITC since October 30, 1998. He has held several responsibilities in the GIC covering finance, accounts / investments, reinsurance, information technology etc. He was General Manager and Director with the National Insurance Company Limited and currently is the Managing Director of GIC.

Ramanujam has served as a faculty member at the National Insurance Academy, Pune. He was also the Chairman of the committee appointed by the interim Insurance Regulatory Authority (IRA) for prescribing norms, rules and regulations in the area of finance. He has also been a member of two other IRA committees on technical issues and investment matters, and Insurance Regulatory Information System. He has recently been appointed Chairman of FICCI's Reinsurance Sub-Committee. He is also a Member of the Insurance Tariff Advisory Committee.

Other Directorships

Name of the Company	Position
Nicco Corporation Limited	Director
BOC India Limited	Director
Loss Prevention Association of India Limited	Director

Committee Memberships of other Companies : Nil

Basudeb Sen

Basudeb Sen has been on the Board of ITC since March 23, 1995, first as a nominee, then as a representative of UTI, and from July 28, 2000 as an Independent Non-Executive Director. Sen has over 32 years of management experience in different areas of commercial banking, development banking and investment management. He is an M.A. in Economics and a Ph.D. from Indian Statistical Institute, besides being an alumnus of the Harvard Business School. He has contributed several articles in academic / professional journals and financial papers on a range of subjects like management, economics, banking, financial markets and energy.

He has served as Chairman and Managing Director of the Industrial Investment Bank of India Limited and as Executive Director of UTI. He has managed critical business responsibilities in various areas including strategic planning and management of investment portfolio, credit appraisal, project execution, marketing and business research, accounts, audit, and negotiation of collaborations in various organisations including United Bank of India, Coal India Limited and Industrial Development Bank of India. In the last two decades, Sen has served on various committees set up by SEBI, RBI, domestic financial institutions and industry associations, as also on the Boards of a number of companies.

Other Directorships

Name of the Company	Position
Gujarat NRE Coke Limited	Director
South Asian Petrochem Limited	Director
Srei Venture Capital Limited	Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
Gurjarat NRE Coke Limited	Audit Committee	Member

J. B. Stevens

J. B. Stevens joined the ITC Board as a representative of BAT on January 18, 2002. An MBA from Manchester Business School, he joined BAT in 1990 as Regional Finance Controller with responsibilities initially for East Africa and South Asia and then for Europe. In 1994, he moved to Switzerland and worked in a variety of marketing roles. In 1995, Stevens took over as Chairman and Managing Director of the Pakistan Tobacco Company. He assumed responsibility as head of British American Tobacco, Russia, in 1997. The next year, he returned to the UK as Head of Corporate Affairs and in 1999 was appointed Head of Merger Integration following the merger with Rothmans. He was then appointed Development Director and CIO of BAT with responsibilities covering Corporate Strategy, Mergers and Acquisitions, IT and BAT's Smoking Tobacco and Cigars Division. In January, 2004 Stevens was appointed BAT's Director, Europe.

Other Directorships

Name of the Company	Position
BAV Directors Limited*	Chairman & Director
British-American Tobacco (Holdings) Limited*	Director
British American Enterprises Limited*	Director
Ciberion Limited*	Director
Trifast plc.*	Director
The Confederation of European Community Cigarette Manufacturers Limited*	Director
Akkade Holdings plc.*	Director

Committee Memberships of other Companies : Nil

Ram S. Tarneja

Ram S. Tarneja joined the ITC Board as an Independent Non-Executive Director on November 25, 1996. His present and previous Chairmanships include, among others, that of The Bombay School of Business, S.I. Properties Limited, Jolly Board Limited and the Pan Asian Management & Rural Research Organisation.

Tarneja was Managing Director, Bennett, Coleman & Co. Limited, until May 1991 and continues to be on the Board of that company. He is past President, Indian Merchants Chamber, All India Management Association, Indian Newspaper Society, Indian Institute of Personnel Management and Asian Association of Management Organisations and others.

Other Directorships

Name of the Company	Position
Jolly Board Limited	Chairman & Director
Bharat Gears Limited	Director
Bennett, Coleman & Co. Limited	Director
Housing Development Finance Corporation Limited	Director
Ballarpur Industries Limited	Director
Rallis India Limited	Director
Otis Elevator Company (India) Limited	Director
Gati Limited	Director
Transcorp International Limited	Director
Nesco Limited	Director
Phillips Carbon Black Limited	Director
Phoenix Township Limited	Director
SOWIL Limited	Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
Bharat Gears Limited	Audit Committee	Chairman
Bennett, Coleman & Co. Limited	Audit Committee	Chairman
Housing Development Finance Corporation Limited	Shareholders / Investors Grievance Committee	Chairman
Ballarpur Industries Limited	Shareholders / Investors Grievance Committee	Chairman
Rallis India Limited	Audit Committee	Member
	Remuneration Committee	Member
	Shareholders / Investors Grievance Committee	Member
Otis Elevator Company (India) Limited	Audit Committee	Member
Gati Limited	Remuneration Committee	Member

B. Vijayaraghavan

B. Vijayaraghavan joined the ITC Board as an Independent Non-Executive Director on November 25, 1996. Vijayaraghavan was in the Indian Administrative Service from 1957 to 1993, when he retired in the rank of Chief Secretary to the Government of Tamil Nadu. He has served as Secretary to the Tamil Nadu Government in the Public Works, Forests & Fisheries, Prohibition and Excise and Home departments. He has been the Chairman of the Tamil Nadu Electricity Board, Member, Board of Revenue and Commissioner of Commercial Taxes, Tamil Nadu, Chairman and President, Tuticorin Alkali Chemicals and Fertilisers Limited, Chairman and Managing Director, State Industries Promotion Corporation of Tamil Nadu and Vigilance Commissioner and Commissioner for Administrative Reforms, Tamil Nadu.

After his retirement from Government service, Vijayaraghavan was a Member of the Syndicates of Alagappa University and Bharathidasan University, Member of the Governing Council, Salim Ali Centre for Ornithology and Natural History and Member of the Committee for Economic Reforms, Jammu and Kashmir and a Trustee of the Indian Bank Mutual Fund.

Vijayaraghavan is currently Chairman, Chennai Snake Park Trust. He does not hold directorship or committee membership of any other company.

Notes:

1. *Other Directorships and Committee Memberships of Directors are as on 31st March, 2004.*
2. *Other Directorships exclude Directorships in Indian Private Limited Companies, Memberships of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorships.*
3. *Committee Memberships are in respect of Audit Committee, Investors Grievance Committee and Remuneration Committee of Indian Companies.*

* *Denotes Foreign Company.*

REPORT ON CORPORATE GOVERNANCE

The Directors present the Company's Report on Corporate Governance.

ITC Limited has been one of the frontrunners in India to have put in place a formalised system of Corporate Governance.

THE COMPANY'S GOVERNANCE PHILOSOPHY

ITC defines Corporate Governance as a systemic process by which companies are directed and controlled to enhance their wealth generating capacity. Since large corporations employ vast quantum of societal resources, ITC believes that the governance process should ensure that these resources are utilised in a manner that meets stakeholder aspirations and societal expectations.

ITC's Corporate Governance structure, systems and processes are based on two core principles:

(i) Management must have the executive freedom to drive the enterprise forward without undue restraints; and

(ii) This freedom of management should be exercised within a framework of effective accountability.

ITC believes that any meaningful policy on Corporate Governance must provide empowerment to the executive management of the Company, and simultaneously create a mechanism of checks and balances which ensures that the decision-making powers vested in the executive management are not only not misused, but used with care and responsibility to meet stakeholder aspirations and societal expectations.

From the above definition and core principles of Corporate Governance emerge the cornerstones of ITC's governance philosophy, namely trusteeship, transparency, empowerment and accountability, control and ethical corporate citizenship. ITC believes that the practice of each of these leads to the creation of the right corporate culture that enables the Company to be managed in a manner that fulfils the purpose of Corporate Governance.

Trusteeship recognises that large corporations, which represent a coalition of interests, namely those of the shareholders, other providers of capital, business associates and employees, have both an economic and a social purpose thereby casting the responsibility on the Board of Directors to protect and enhance shareholder value, as well as fulfil obligations to other stakeholders. Inherent in the concept of trusteeship is the responsibility to ensure equity, namely, that the rights of all shareholders, large or small, are protected.

Transparency means explaining the Company's policies and actions to those to whom it has responsibilities. Externally, this means maximum appropriate disclosures without jeopardising the Company's strategic interests and internally, this means openness in the Company's relationship with its employees and in the conduct of its business. ITC believes transparency enhances accountability.

Empowerment is a process of unleashing creativity and innovation throughout the organisation by truly vesting decision-making powers at the most appropriate levels and as close to the scene of action as feasible, thereby enabling actualisation of the potential of its employees. Empowerment is an essential concomitant of ITC's first core principle of governance that management must have the freedom to drive the enterprise forward. ITC believes that empowerment combined with accountability provides an impetus to performance and improves effectiveness, thereby enhancing shareholder value.

Control ensures that freedom of management is exercised within a framework of checks and balances and is designed to prevent misuse of power, facilitate timely management of change and ensure effective management of risks. ITC believes that control is a necessary concomitant of its second core principle of governance that the freedom of management should be exercised within a framework of appropriate checks and balances.

Ethical Corporate Citizenship means setting exemplary standards of ethical behaviour, both internally within the organisation, as well as in external relationships. ITC believes that unethical behaviour corrupts organisational culture and undermines stakeholder value. Governance processes in ITC continuously reinforce and help realise the Company's belief in ethical corporate citizenship.

THE GOVERNANCE STRUCTURE

The practice of Corporate Governance in ITC is at three interlinked levels:

(i) Strategic supervision – by the Board of Directors

(ii) Strategic management – by the Corporate Management Committee

(iii) Executive management – by the Divisional / Strategic Business Unit (SBU) Chief Executives assisted by the respective Divisional / SBU Management Committees.

This three-tier governance structure ensures that:

(a) Strategic supervision (on behalf of the shareholders), being free from involvement in the task of strategic management of the Company, can be conducted by the Board with objectivity, thereby sharpening accountability of management;

(b) Strategic management of the Company, uncluttered by the day-to-day tasks of executive management, remains focused and energised; and

(c) Executive management of the divisional business, free from collective strategic responsibilities for ITC as a whole, gets focused on enhancing the quality, efficiency and effectiveness of its business.

The core roles of the key entities flow from the structure. The core roles, in turn, determine the core responsibilities of each entity. In order to discharge such responsibilities, each entity is empowered formally with requisite powers.

The structures, processes and practices of governance enables focus on the Corporate purpose while simultaneously facilitating effective management of the diverse portfolio of businesses.

The Governance Document that sets out the structures, policies and practices of governance, of the various entities within the organisation, is available at the Company's corporate website www.itcportal.com for general information.

ROLES OF VARIOUS ENTITIES

Board of Directors (Board) : The primary role of the Board is that of trusteeship to protect and enhance shareholder value through strategic supervision of ITC, its wholly owned subsidiaries and their wholly owned subsidiaries. As trustees, the Board ensures that the Company has clear goals relating to shareholder value and its growth. They set strategic goals and seek accountability for their fulfilment. They provide direction and exercise appropriate control to ensure that the Company is managed in a manner that fulfils stakeholder aspirations and societal expectations. The Board periodically reviews its own functioning to ensure that it is fulfilling its role.

Corporate Management Committee (CMC) : The primary role of the CMC is strategic management of the Company's businesses within Board approved direction/framework. The CMC operates under the superintendence and control of the Board.

Executive Chairman : The Executive Chairman of ITC is the Chief Executive of the Company. He is the Chairman of the Board and the CMC. His primary role is to provide leadership to the Board and the CMC for realising Company goals in accordance with the charter approved by the Board. He is responsible, inter alia, for the working of the Board and the CMC, for ensuring that all relevant issues are on the agenda and for ensuring that all Directors and CMC members are enabled and encouraged to play a full part in the activities of the Board and the CMC. He keeps the Board informed on all matters of importance. He is also responsible for the balance of membership of the Board, subject to Board and Shareholder approvals. He presides over the General Meetings of Shareholders.

Divisional Management Committee (DMC)/SBU Management Committee (SBU MC) : The primary role of the DMC / SBU MC is executive management of the Divisional / SBU business to realise tactical and strategic objectives in accordance with Board approved plan.

Executive Director : The Executive Directors, as members of the CMC, contribute to the strategic management of the Company's businesses within Board approved direction / framework. As Directors accountable to the Board for a business / corporate function, they assume overall responsibility for its strategic management, including its governance processes and top management effectiveness. As Directors accountable to the Board for a wholly owned subsidiary and its wholly owned subsidiary, they act as the custodians of ITC's interests and are responsible for their governance in accordance with the charter approved by the Board.

Non-Executive Director : Non-Executive Directors play a critical role in imparting balance to the Board processes by bringing an independent judgement on issues of strategy, performance, resources, standards of Company conduct, etc.

Divisional / SBU CEO : The Divisional / SBU CEO is the Chief Operating Officer for a business with executive responsibility for its day-to-day operations and provides leadership to the DMC / SBU MC in its task of executive management of the Divisional / SBU business.

BOARD OF DIRECTORS

In terms of the Company's Corporate Governance Policy, all statutory and other significant and material information are placed before the Board to enable it to discharge its responsibility of strategic supervision of the Company as trustees of the Shareholders.

Composition

The ITC Board is a balanced Board, comprising Executive and Non-Executive Directors, the latter including independent professionals. Executive Directors, including the Executive Chairman, do not generally exceed one-third of the total strength of the Board.

The Governance Policy requires that the Non-Executive Directors be drawn from amongst eminent professionals with experience in business/ finance / law / public enterprises. Directors are appointed / re-appointed with the approval of the Shareholders for a period of three to five years or a shorter duration in accordance with retirement guidelines as determined by the Board from time to time. All Directors are liable to retire by rotation. One-third of the Directors retire by rotation every year and are eligible for re-election. In terms of the Articles of Association of the Company, the strength of the Board shall not be less than five nor more than eighteen. The present strength of the Board is twelve, of which four are Executive Directors.

The following is the composition of the Board as on 31st March, 2004:

Category	No. of Directors	Percentage of total no. of Directors
Executive Directors	4	33%
Non-Executive Independent Directors	6	50%
Other Non-Executive Directors	2	17%
Total	12	100%

Director	Category	No. of other Directorship(s) (*)	No. of Membership(s)/ Chairmanship(s) of Board Committees of other companies (**)
Executive Directors			
Y. C. Deveshwar	Chairman	3	1 (as Chairman)
S. S. H. Rehman		10	2 (including 1 as Chairman)
A. Singh		3	Nil
K. Vaidyanath		9	7 (including 3 as Chairman)
Non-Executive Directors			
B. Sen	Independent Director	3	1
Ram S. Tarneja	Independent Director	13	9 (including 4 as Chairman)
B. Vijayaraghavan	Independent Director	Nil	Nil
Y. P. Gupta	Independent Director - Representative of Life Insurance Corporation of India as Investor	4	4 (including 1 as Chairman)
Ajeet Prasad	Independent Director - Representative of Unit Trust of India as Investor	7	7 (including 3 as Chairman)
P. B. Ramanujam	Independent Director - Representative of General Insurance Corporation of India and its subsidiaries as Investor	3	Nil
C. R. Green		Nil	Nil
J. B. Stevens		Nil	Nil

* *Excludes Directorships in Indian Private Limited Companies, Foreign Companies, memberships of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorships.*

** *Represents Memberships / Chairmanships of Audit Committee, Investors Grievance Committee and Remuneration Committee.*

Meetings and Attendance

The Company's Corporate Governance Policy requires the Board to meet at least six times in a year. The intervening period between two board meetings was well within the maximum gap of four months prescribed under Clause 49 of the Listing Agreement. The annual calendar of meetings is broadly determined at the beginning of each year.

Board Agenda

Meetings are governed by a structured agenda. The Board members, in consultation with the Chairman, may bring up any matter for the consideration of the Board. All major issues included in the agenda are backed by comprehensive background information to enable the Board to take informed decisions. Agenda papers are generally circulated seven working days prior to the meeting of the Board.

Information placed before the Board

Apart from the items that are required to be placed before the Board for its approval, both under the statutes and the Governance Policy, the following are also tabled for the Board's periodic review / information:

- Quarterly performance against plan, including business-wise financials in respect of revenue, profits, cash flow, balance sheet, investments and capex.
- Half-Yearly summary of all long-term borrowings made, bank guarantees issued and investments made.
- Treasury Policy, both domestic & forex, as and when changes take place.
- Internal Audit findings and External Audit Management Reports (through the Audit Committee).
- Status of safety, security and legal compliance.
- Status of business risk exposures, its management and related action plans.
- Company's management development processes and succession of senior management (through the Nominations Committee).
- Show Cause, demand, prosecution and adjudication notices, if any, from revenue authorities which are considered materially important, including any exposure that exceeds 1% of the Company's net worth, and their outcome.
- Default, if any, in payment of interest and repayment of principal on any public deposit, dues to any major creditor or Financial Institution.
- Product liability claims of a substantial nature, if any.
- Information on strikes, lockouts, retrenchment, fatal accidents etc., if any.
- Significant court judgement or order passing strictures, if any, on the conduct of the Company or a subsidiary of the Company or any employee, which could negatively impact the Company's image.
- Terms of reference of Board Committees.
- Policy on Shareholder Disclosures.
- Incident of theft / fraud / dishonesty of a significant nature, if any.
- Write-offs / disposals (fixed assets, inventories, receivables, advances etc.) on a half yearly basis.

Post-meeting follow-up system

The Governance processes in the Company include an effective post meeting follow-up, review and reporting process for action taken / pending on decisions of the Board, Board Committees and the Corporate Management Committee.

Details of Board Meetings held during the financial year

During the financial year ended 31st March, 2004, seven meetings of the Board were held, as follows:

Sl. No.	Date	Board Strength	No. of Directors present
1	23rd May, 2003	13	12
2	25th July, 2003	12	11
3	25th July, 2003	12	11
4	29th October, 2003	12	11
5	16th November, 2003	12	10
6	30th January, 2004	12	12
7	24th March, 2004	12	11

Attendance of Directors at Board Meetings and at Annual General Meeting (AGM) held during the financial year

Director	No. of Board Meetings attended	Attendance at last AGM
Y. C. Deveshwar	7	Yes
S. S. H. Rehman	7	Yes
A. Singh	7	Yes
K. Vaidyanath	7	Yes
C. R. Green	6	Yes
Y. P. Gupta	7	Yes
T. M. Nagarajan*	1	NA
Ajeet Prasad	7	Yes
P. B. Ramanujam	7	Yes
B. Sen	7	Yes
J. B. Stevens	1	No
Ram S. Tarneja	7	Yes
B. Vijayaraghavan	7	Yes

* *Ceased to be a Director of the Company w.e.f. 12th June, 2003.*

COMMITTEES OF THE BOARD

Currently, there are four Committees of the Board – the Audit Committee, the Compensation Committee, the Investor Services Committee and the Nominations Committee. The terms of reference of the Board Committees are determined by the Board from time to time. Meetings of each Board Committee are convened by the respective Committee Chairman. Signed minutes of Board Committee meetings are placed for the information of the Board. Matters requiring the Board's attention / approval are placed in the form of notes to the Board from the respective Committee Chairman. The role and composition of these Committees, including the number of meetings held during the financial year and the related attendance, are provided below:

I. AUDIT COMMITTEE

The Audit Committee of the Company, inter alia, provides reassurance to the Board on the existence of an effective internal control environment that ensures:

- efficiency and effectiveness of operations, both domestic and overseas.
- safeguarding of assets and adequacy of provisions for all liabilities.
- reliability of financial and other management information and adequacy of disclosures.
- compliance with all relevant statutes.

The Audit Committee is empowered, pursuant to its terms of reference, inter alia, to:

- investigate any activity within its terms of reference and to seek any information it requires from any employee;
- obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise, when considered necessary.

The role of the Committee includes the following:-

(a) Overseeing the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible;

(b) Recommending the appointment and removal of external auditors, fixation of audit fee and approval of payment of fees for any other services rendered by the auditors;

(c) Reviewing with the management the financial statements before submission to the Board, focusing primarily on:

- Any changes in accounting policies and practices
- Major accounting entries based on exercise of judgement by management
- Qualifications in draft audit report
- Significant adjustments arising out of audit
- The going concern assumption
- Compliance with accounting standards
- Compliance with Stock Exchange and legal requirements concerning financial statements
- Any related party transactions i.e. transactions of the Company of material nature with the top management or their relatives, with shareholders with large holdings in the Company or their subsidiaries etc., that may have potential conflict with the interests of the Company at large;

(d) Reviewing with the management, external and internal auditors, the adequacy of internal control systems and the Company's statement on the same prior to endorsement by the Board;

(e) Reviewing the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit;

(f) Reviewing reports of internal audit and discussion with internal auditors on any significant findings and follow-up thereon;

(g) Reviewing the findings of any internal investigations by the internal auditors and the executive management's response on matters where there is suspected fraud or irregularity or failure of internal control systems of a material nature and reporting the matter to the Board;

(h) Discussion with the external auditors, before the audit commences, on nature and scope of audit, as well as after conclusion of the audit, to ascertain any areas of concern and review the comments contained in their management letter;

(i) Reviewing the Company's financial and risk management policies;

(j) Looking into the reasons for substantial defaults, if any, in payment to the depositors, debentureholders, shareholders (in case of non-payment of declared dividends) and creditors;

(k) Considering such other matters as may be required by the Board;

(l) Reviewing any other areas which may be specified as role of the Audit Committee under amendments, if any, from time to time, to the Listing Agreement, Companies Act and other statutes.

Composition

The Audit Committee comprises four Non-Executive Directors, with three of them being Independent Directors. The Director responsible for the Finance function, the Head of Internal Audit and the representative of the Statutory Auditors are Permanent Invitees to the Audit Committee. The Head of Internal Audit is the Co-ordinator and the Company Secretary is the Secretary to the Committee. The representative of the Cost Auditors is invited to meetings of the Audit Committee whenever matters relating to cost audit are considered. The Chairman of the Committee is a Non-Executive Independent Director having accounting and financial management expertise.

The names of the members of the Audit Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Audit Committee Meetings held during the financial year

During the financial year ended 31st March, 2004, ten meetings of the Audit Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	19th May, 2003	5	3
2	23rd May, 2003	5	4
3	7th June, 2003	5	4
4	25th July, 2003	4	3
5	10th September, 2003	4	3
6	22nd October, 2003	4	3
7	29th October, 2003	4	3
8	6th January, 2004	4	2
9	30th January, 2004	4	4
10	24th March, 2004	4	3

Attendance at Audit Committee Meetings held during the financial year

Director	No. of meetings attended
P. B. Ramanujam	10
Y. P. Gupta	9
T. M. Nagarajan*	2
J. B. Stevens	1
B. Vijayaraghavan	10

* *Ceased to be a Member of the Audit Committee w.e.f. 12th June, 2003.*

II. REMUNERATION COMMITTEE

The Remuneration Committee of the Company, under the nomenclature 'Compensation Committee', inter alia, recommends to the Board the compensation terms of Executive Directors and the seniormost level of management immediately below the Executive Directors. This Committee also has the responsibility for administering the Employee Stock Option Scheme of the Company.

Composition

The Compensation Committee comprises five Non-Executive Directors, with three of them being Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Compensation Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Compensation Committee Meetings held during the financial year

During the financial year ended 31st March, 2004, four meetings of the Compensation Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	23rd May, 2003	5	4
2	25th July, 2003	5	4
3	28th October, 2003	5	4
4	29th January, 2004	5	4

Attendance at Compensation Committee Meetings held during the financial year

Director	No. of meetings attended
B. Sen	4
C. R. Green	4
Y. P. Gupta	4
J. B. Stevens	-
Ram S. Tarneja	4

Remuneration Policy

ITC's remuneration strategy aims at attracting and retaining high calibre talent. The remuneration policy, therefore, is market-led and takes into account the competitive circumstance of each business so as to attract and retain quality talent and leverage performance significantly.

Remuneration of Directors

Remuneration of Executive Directors is determined by the Compensation Committee comprising only Non-Executive Directors. The recommendations of the Compensation Committee are considered and approved by the Board subject to the approval of the Shareholders. The Executive Chairman and Executive Directors are entitled to Performance Bonus for each financial year up to a maximum of 85% and 75% of their consolidated salary, respectively, subject to the approval of the Shareholders, and as may be determined by the Board on the recommendation of the Compensation Committee.

Remuneration of Non-Executive Directors by way of annual commission is determined by the Board subject to the approval of the Shareholders. Non-Executive Directors are also entitled to sitting fees for attending meetings of the Board and Committees thereof, which are presently Rs.15,000/-, Rs.10,000/- and Rs.5,000/- for each meeting of the Board, Audit Committee and other Board Committees, respectively.

Details of Remuneration of the Directors for the financial year ended 31st March, 2004

(Rs. in Lakhs)

Director	Consolidated Salary	Perquisites and other benefits	Performance Bonus / Commission	Sitting Fees	Total	Options Granted during the year (Nos.)
Y. C. Deveshwar	96.00	15.55	57.60	—	169.15	42,359
S. S. H. Rehman	42.00	17.02	25.20	—	84.22	18,532
A. Singh	42.00	8.43	25.20	—	75.63	18,532
K. Vaidyanath	33.00	8.03	19.80	—	60.83	14,560
C. R. Green	—	—	4.00 *	—	4.00	—
Y. P. Gupta	—	—	4.00 *	1.40	5.40	8,824
T. M. Nagarajan**	—	—	0.79 *	0.20	0.99	8,824 #
Ajeet Prasad	—	—	4.00 *	0.65 *	4.65	8,824
P. B. Ramanujam	—	—	4.00 *	2.10 *	6.10	8,824
B. Sen	—	—	4.00	2.50	6.50	8,824
J. B. Stevens	—	—	4.00 *	—	4.00	—
Ram S. Tarneja	—	—	4.00	0.85	4.85	8,824
B. Vijayaraghavan	—	—	4.00	1.25	5.25	8,824 #

* *Payable to the Institution / Company the Director represents.*

** *Ceased to be a Director of the Company w.e.f. 12th June, 2003.*

Options lapsed under the Employee Stock Option Scheme.

Employee Stock Option Scheme

The Company granted 9,99,115 Options during the financial year to the eligible employees of the Company and those of the Company's subsidiary companies, at a price of Rs. 679.90 per Option, being the closing market price of the Ordinary Share of the Company on the National Stock Exchange on the date of grant of the Options. Of these, 1,55,751 Options were granted to the Directors of the Company.

Each Option entitles the holder thereof to apply for and be allotted One Ordinary Share of the Company of the nominal value of Rs.10/- each, upon payment of the exercise price during the exercise period. The exercise period commences from the date of vesting of the Options and expires at the end of five years from the date of grant of the Options.

Exercise of Options is presently permitted during the period from the 1st to the 10th day of each month, except from April to August, during which period exercise is permitted from 21st June to 10th August.

The vesting period for conversion of Options is as follows:

On completion of 12 months from the date of grant of the Options	: 30% vests
On completion of 24 months from the date of grant of the Options	: 30% vests
On completion of 36 months from the date of grant of the Options	: 40% vests

Shareholding of the Directors in the Company as on 31st March, 2004

Director	No. of Ordinary Shares of Rs.10/- each held singly and / or jointly
Y. C. Deveshwar	27,503
S. S. H. Rehman	11,103
A. Singh	4,369
K. Vaidyanath	993
C. R. Green	Nil
Y. P. Gupta	Nil
Ajeet Prasad	Nil
P. B. Ramanujam	Nil
B. Sen	Nil
J. B. Stevens	Nil
Ram S. Tarneja	328
B. Vijayaraghavan	Nil

Service Contracts, Severance Fees and Notice Period

The appointment of the Executive Directors is governed by resolutions passed by the Board and the Shareholders of the Company, which covers the terms and conditions of such appointment read with the service rules of the Company. A separate Service Contract is not entered into by the Company with those elevated to the Board from the management cadre, since they already have a Service Contract with the Company.

There is no separate provision for payment of severance fee under the resolutions governing the appointment of Executive Directors who have all been drawn from amongst the management cadre. The statutory provisions will however apply. In terms of the Articles of Association of the Company, a notice of one month is required to be given by a Director seeking to vacate office, and the resignation takes effect upon the expiration of such notice or its earlier acceptance by the Board.

III. INVESTORS GRIEVANCE COMMITTEE

The Investors Grievance Committee of the Company, under the nomenclature 'Investor Services Committee', oversees redressal of shareholder and investor grievances, and approves sub-division / transmission of shares, issue of duplicate share certificates etc.

Composition

The Investor Services Committee comprises three Directors, with two of them being Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Investor Services Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Investor Services Committee Meetings held during the financial year

During the financial year ended 31st March, 2004, thirty seven meetings of the Investor Services Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	9th April, 2003	3	2
2	16th April, 2003	3	2
3	28th April, 2003	3	2
4	3rd May, 2003	3	2
5	19th May, 2003	3	2
6	23rd May, 2003	3	3
7	2nd June, 2003	3	2
8	16th June, 2003	3	2
9	24th June, 2003	3	3
10	5th July, 2003	3	2
11	14th July, 2003	3	2
12	21st July, 2003	3	2

Sl. No.	Date	Committee Strength	No. of Members present
13	25th July, 2003	3	3
14	4th August, 2003	3	2
15	18th August, 2003	3	2
16	20th August, 2003	3	2
17	27th August, 2003	3	2
18	24th September, 2003	3	2
19	13th October, 2003	3	2
20	23rd October, 2003	3	3
21	29th October, 2003	3	3
22	3rd November, 2003	3	2
23	10th November, 2003	3	2
24	16th November, 2003	3	3
25	1st December, 2003	3	2
26	13th December, 2003	3	3
27	22nd December, 2003	3	2
28	6th January, 2004	3	3
29	12th January, 2004	3	2
30	30th January, 2004	3	3
31	9th February, 2004	3	2
32	16th February, 2004	3	2
33	25th February, 2004	3	2
34	1st March, 2004	3	2
35	8th March, 2004	3	2
36	15th March, 2004	3	2
37	24th March, 2004	3	3

Attendance at Investor Services Committee Meetings held during the financial year

Director	No. of meetings attended
B. Sen	33
P. B. Ramanujam	17
A. Singh	34

IV. NOMINATIONS COMMITTEE

The role of the Nominations Committee of the Company is primarily to recommend to the Board on senior level succession and appointments viz. the membership of the Board, the Corporate Management Committee and the seniormost level of executive management one level below the Board.

Composition

The Nominations Committee comprises the Executive Chairman and all the Non-Executive Directors of the Company.

The names of the members of the Nominations Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Nominations Committee Meetings held during the financial year

During the financial year ended 31st March, 2004, two meetings of the Nominations Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	23rd May, 2003	10	9
2	30th January, 2004	9	9

Attendance at Nominations Committee Meetings held during the financial year

Director	No. of meetings attended
Y. C. Deveshwar	2
C. R. Green	2
Y. P. Gupta	2
T. M. Nagarajan*	1
Ajeet Prasad	2
P. B. Ramanujam	2
B. Sen	2
J. B. Stevens	1
Ram S. Tarneja	2
B. Vijayaraghavan	2

* *Ceased to be a Director of the Company w.e.f. 12th June, 2003.*

CORPORATE MANAGEMENT COMMITTEE

The primary role of the Corporate Management Committee is strategic management of the Company's businesses within Board approved direction / framework.

Composition

The Corporate Management Committee comprises all the Executive Directors and three or four key senior members of management. The Chairman of the Committee is the Executive Chairman of the Company. The composition of the Corporate Management Committee is determined by the Board, based on the recommendation of the Nominations Committee.

The names of the members of the Corporate Management Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings & Attendance

The meetings of the Corporate Management Committee are convened and chaired by the Executive Chairman of the Company. Decisions at Corporate Management Committee meetings are taken by simple majority. Minutes of Corporate Management Committee meetings are placed before the Board for its information. However, matters requiring the Board's attention / approval are placed in the form of notes from the relevant Executive Director / Corporate Management Committee Member, backed by comprehensive background information, alongwith Divisional / SBU Management Committee's recommendation / approval, where applicable. Agenda papers are generally circulated at least three days prior to the meeting.

Details of Corporate Management Committee Meetings held during the financial year

During the financial year ended 31st March, 2004, thirty meetings of the Corporate Management Committee were held, as follows:

Sl. No.	Date	Committee Strength (including Permanent Invitees)	No. of Members/ Permanent Invitees present
1	2nd May, 2003	7	7
2	16th May, 2003	7	7
3	7th July, 2003	7	6
4	21st July, 2003	7	6
5	31st July & 1st August, 2003	7	7
6	25th & 26th August, 2003	7	5
7	16th & 17th October, 2003	7	7
8	20th & 21st November, 2003	7	7
9	22nd & 23rd December, 2003	7	7
10	13th January, 2004	7	7
11	2nd February, 2004	7	7
12	2nd February, 2004	7	7
13	2nd February, 2004	7	7
14	3rd February, 2004	7	7
15	3rd February, 2004	7	7
16	17th February, 2004	7	7
17	18th February, 2004	7	7
18	19th February, 2004	7	7
19	19th February, 2004	7	7
20	25th February, 2004	7	7
21	26th February, 2004	7	7
22	26th February, 2004	7	7
23	15th March, 2004	7	7
24	15th March, 2004	7	7
25	16th March, 2004	7	7
26	16th March, 2004	7	7
27	17th March, 2004	7	5
28	20th March, 2004	7	7
29	20th March, 2004	7	7
30	22nd March, 2004	7	5

Attendance at Corporate Management Committee Meetings held during the financial year

Member / Permanent Invitee	No. of meetings attended
Y. C. Deveshwar	30
S. S. H. Rehman	27
A. Singh	28
K. Vaidyanath	30
K. S. Vaidyanathan	28
A. Nayak	30
R. Srinivasan	29

DISCLOSURES

Materially significant related party transactions which may have potential conflict with the interests of the Company at large.

None

Details of non-compliances, penalties, strictures by Stock Exchanges / SEBI / Statutory Authorities on any matter related to capital markets during the last three years.

None

Pecuniary relationships or transactions with Non-Executive Directors.

None

MEANS OF COMMUNICATION

Timely disclosure of consistent, comparable, relevant and reliable information on corporate financial performance is at the core of good governance. Towards this end -

- The Quarterly results of the Company were announced within a month of the end of each quarter and the Audited Annual results were announced within two months of the end of the financial year; such results were published, inter alia, in 'The Times of India' and 'Anandabazar Patrika' from Kolkata, and on an all India basis in major newspapers. Such results, including the entire Report & Accounts, were posted on SEBI's Electronic Data Information Filing And Retrieval system (EDIFAR) website. As in the past, the Company will publish its quarterly, half-yearly and annual financial results in newspapers on an all India basis and will also post the same on SEBI's EDIFAR website.
- Other information relating to shareholding pattern, compliance with requirements of corporate governance etc. are also posted on SEBI's EDIFAR website.
- The Company's corporate website www.itcportal.com is a comprehensive referencer on ITC's portfolio of businesses, its social responsibility activities and EHS performance. There are dedicated sections on ITC's profile, history and evolution, its core values, corporate governance and its leadership. Two exclusive sections on 'Shareholder Value' and 'Investor Relations' serve to inform and service Shareholders. The entire Report & Accounts as well as quarterly and half-yearly financial results are now available in downloadable formats under the section 'Shareholder Value' on the Company's website as a measure of added convenience to investors. The 'Newsroom' section includes all major press releases from the Company and relevant press clippings. Clarifications as and when provided to institutional investors and analysts, including presentations made to them, are posted on the Company's website.
- The Report of the Directors, forming part of the Report and Accounts, includes all aspects of the Management Discussion and Analysis Report.

ITC CODE OF PROFESSIONAL CONDUCT

The ITC Code of Professional Conduct delineates the principles governing the conduct of employees, including Directors, with all the stakeholders of the Company. The Code covers transparency, legal compliance, concern for occupational health, safety and environment and a gender friendly workplace and the philosophy of leading by personal example. The Code is available on the Company's corporate website.

ITC CODE OF CONDUCT FOR PREVENTION OF INSIDER TRADING

ITC has a Code of Conduct for Prevention of Insider Trading ('ITC Code') in the shares and securities of the Company. The ITC Code, inter alia, prohibits purchase / sale of shares of the Company by employees while in possession of unpublished price sensitive information in relation to the Company. The ITC Code is available on the Company's corporate website.

CORPORATE GOVERNANCE RATING

ITC was the first company in India to get itself voluntarily rated for Corporate Governance. ICRA has assigned a CGR2 rating to the Corporate Governance practices of ITC, which denotes a 'High Level of Corporate Governance'. CGR2 implies that the Company has adopted and follows such practices, conventions and codes as would provide its financial stakeholders a high level of assurance on the quality of corporate governance. Your Company believes that your Company's standards of Corporate Governance are comparable to the finest global benchmarks.

GENERAL SHAREHOLDER INFORMATION

Provided in the 'Shareholder Information' section of the Report and Accounts.

COMPLIANCE CERTIFICATE OF THE AUDITORS

The Statutory Auditors' Certificate that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement with the Stock Exchanges is annexed to the Report of the Directors & Management Discussion and Analysis.

This Certificate will be forwarded to the Stock Exchanges along with the Annual Return of the Company.

SHAREHOLDER INFORMATION

AGM Details

Date	Friday, 30th July, 2004
Venue	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046
Time	10.30 a.m.
Book Closure Dates	Wednesday, 21st July, 2004 to Friday, 30th July, 2004 (both days inclusive)
Dividend Payment Date	Monday, 2nd August, 2004

Registrar & Share Transfer Agents

The in-house Investor Service Centre of the Company (ISC) provides share registration and other related services. The Company is registered with SEBI as Category II Share Transfer Agent.

Share and Debenture Transfer Committee

The Share and Debenture Transfer Committee of the Company generally meets every week for approving share transfers. The processing activities with respect to requests received for share transfer are generally completed within 7 working days from the date of receipt of request. There were no pending share transfers as on 31st March, 2004. The Committee met 49 times during the financial year.

The Committee comprises the following:

K. Vaidyanath, Executive Director - Chairman

B.B. Chatterjee, Company Secretary - Member

K.S. Suresh, Company Solicitor - Member

Arun Bose, Assistant Secretary and Head of ISC, is the Secretary to the Committee and is also the Compliance Officer under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.

Shareholder / Investor Complaints

The Company received 274 share related complaints during the financial year ended 31st March, 2004, which translate to 0.19% of the total number of Shareholders of the Company. None of the complaints received is pending as on date.

	Received	Redressed	Pending
Complaints received from:			
Shareholders / Investors	262	262	Nil
Complaints of Shareholders / Investors forwarded by:			
SEBI	5	5	Nil
NSDL	4	4	Nil
Stock Exchanges	3	3	Nil
Total	274	274	Nil

Nature of Complaints	Nos.	%
Non-receipt of Dividend	89	32
Non-receipt of Share Certificates	43	16
Transmission of Shares	17	6
Duplicate Share Certificates	16	6
Dematerialisation of Shares	16	6
Transfer of Shares	13	5
Others (relating to TDS, change of address etc.)	80	29
Total	274	100

The Company attended to Shareholders' / Investors' complaints and other correspondence generally within a period of 7 working days except where constrained by disputes or legal impediments There are some pending cases relating to disputes over the title to Shares in which the Company has been made a party. These cases however are not material in nature.

Dematerialisation of Shares and Liquidity

The Shares of the Company are required to be compulsorily traded in the dematerialised form except where the Stock Exchange(s) have provided facility for trading in the physical form, not exceeding 500 Shares, pursuant to a SEBI directive. The Shares are available for trading under both the Depository Systems in India – NSDL and CDSL. The International Securities Identification Number (ISIN) allotted to the Company's Shares, under the Depository System, is INE154A01017.

A total of 15,19,42,280 Shares of the Company constituting 61.35% of the issued and subscribed share capital, stand dematerialised as on 31st March, 2004. During the year, 31,77,407 Shares of the Company, covered in 19,533 requests and constituting 1.28% of the issued and subscribed share capital of the Company, were dematerialised. The processing activities with respect to requests received for dematerialisation are generally completed within 3 working days from the date of receipt of request.

Distribution of Shareholding as on 31st March, 2004

No. of Shares Slab	No. of Shareholders				No. of Shares					
	Physical	Demat	Total	%	Physical	%	Demat	%	Total	%
1 - 500	68,302	64,116	1,32,418	89.75	67,13,519	2.71	69,69,246	2.81	1,36,82,765	5.52
501 - 1000	3,996	4,924	8,920	6.04	26,95,861	1.09	34,49,271	1.39	61,45,132	2.48
1001 - 2000	1,650	2,247	3,897	2.64	23,42,151	0.95	31,74,023	1.28	55,16,174	2.23
2001 - 3000	400	571	971	0.66	9,73,078	0.39	14,02,506	0.57	23,75,584	0.96
3001 - 4000	162	289	451	0.31	5,50,837	0.22	10,11,289	0.41	15,62,126	0.63
4001 - 5000	52	133	185	0.13	2,31,206	0.09	6,00,087	0.25	8,31,293	0.34
5001 - 10000	108	215	323	0.22	7,33,556	0.30	14,92,404	0.60	22,25,960	0.90
10001 and above	42	331	373	0.25	8,14,96,363	32.90	13,38,43,454	54.04	21,53,39,817	86.94
Total	**74,712**	**72,826**	**1,47,538**	**100.00**	**9,57,36,571**	**38.65**	**15,19,42,280**	**61.35**	**24,76,78,851**	**100.00**

Shares held in Physical and Dematerialised form as on 31st March, 2004



38.65%
60.23%
1.12%
Shares held in dematerialised form : NSDL
Shares held in dematerialised form : CDSL
Shares held in physical form

Shareholding Pattern



14.73%
0.63%
3.90%
32.48%
13.30%
34.96%
Banks, Financial Institutions, Insurance Companies and Mutual Funds
Foreign Companies
Foreign Institutional Investors
NRIs / OCBs / Foreign Nationals
Shares underlying Global Depository Receipts
Public & Others

Top Ten Shareholders of the Company as on 31st March, 2004

Sl. No.	Name of the Shareholder	No. of Shares held	% of Shareholding
1.	Tobacco Manufacturers (India) Limited	6,61,85,496	26.73
2.	Life Insurance Corporation of India*	2,80,72,292	11.33
3.	Unit Trust of India*	2,44,43,998	9.87
4.	Myddleton Investment Co. Limited	1,08,06,932	4.36
5.	Citibank N.A. New York, NY ADR Department**	96,62,834	3.90
6.	The New India Assurance Company Limited	70,83,777	2.86
7.	The Oriental Insurance Company Limited	53,69,204	2.17
8.	General Insurance Corporation of India*	50,85,327	2.05
9.	National Insurance Company Limited	47,83,674	1.93
10.	Rothmans International Enterprises Limited	34,43,442	1.39

* *Excludes Mutual Fund holdings*
** *Shares underlying Global Depository Receipts*

Categories of Shareholders as on 31st March, 2004

Category	No. of Shares held	% of Shareholding
Banks, Financial Institutions, Insurance Companies and Mutual Funds	8,65,92,624	34.96
Foreign Companies	8,04,35,870	32.48
Foreign Institutional Investors	3,64,71,504	14.73
NRIs / OCBs / Foreign Nationals	15,73,455	0.63
Shares underlying Global Depository Receipts*	96,62,834	3.90
Public & Others	3,29,42,564	13.30
Total	**24,76,78,851**	**100.00**

* *Held by Citibank N.A. New York, NY ADR Department.*

Global Depository Receipts

Pursuant to an offer of Global Depository Receipts (GDRs) made by the Company in 1993, 96,62,834 GDRs, representing 96,62,834 underlying Shares of the Company (3.90% of the issued and subscribed share capital), were outstanding as on 31st March, 2004.

The Company's GDRs are listed on the Luxembourg Stock Exchange (Code: 004660919), at Societe de la Bourse de Luxembourg, 11 av de la Porte - Neuve, L-2227 Luxembourg. Listing Fee for the calendar year 2004 has been paid.

Listing of Shares on Stock Exchanges (with Stock Code)

Stock Exchange	Stock Code	Stock Exchange	Stock Code
National Stock Exchange of India Ltd. 'Exchange Plaza', Bandra-Kurla Complex Bandra (E), Mumbai 400 051 e-mail : ignse@nse.co.in website : www.nseindia.com	ITC	The Calcutta Stock Exchange Association Ltd. 7, Lyons Range Kolkata 700 001 e-mail : mop@cse-india.com website : www.cse-india.com	10000018
The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers Dalal Street, Mumbai 400 001 e-mail : isc@bseindia.com website : www.bseindia.com	500875	Madras Stock Exchange Ltd. 'Exchange Building' 30 (Old No.11), Second Line Beach Chennai 600 001 e-mail : mseed@md3.vsnl.net.in	ITC

Stock Exchange	Reuters Code	Bloomberg
National Stock Exchange of India Ltd.	ITC.NS	NITCL IN
The Stock Exchange, Mumbai	ITC.BO	ITC IN

The Listing Fee for the financial year 2004-05 has been paid to all the Stock Exchanges.

During the year the Ordinary Shares of the Company were delisted from Stock Exchanges at Ahmedabad, Bangalore, Cochin, Delhi, Hyderabad, Kanpur and Pune. The Company's application for delisting is pending with the Stock Exchange at Chennai.

Monthly High and Low quotation as also the Volumes of Shares traded on National Stock Exchange (NSE), Stock Exchange - Mumbai (BSE), Calcutta Stock Exchange (CSE) and GDR's on Luxembourg Stock Exchange (LSE)

Year & Month	NSE			BSE			CSE			LSE (GDR)		
	High (Rs.)	Low (Rs.)	Volume (Nos.)*	High (Rs.)	Low (Rs.)	Volume (Nos.)*	High (Rs.)	Low (Rs.)	Volume (Nos.)*	High (US$)	Low (US$)	Volume (Nos.)*
2003 APRIL	690.90	619.05	4437	690.10	619.00	1691	690.00	587.00	3	14.50	13.50	2
MAY	725.00	580.00	7341	721.80	660.00	3013	712.00	641.00	17	15.10	14.25	Nil
JUNE	777.00	672.00	11169	777.50	641.00	4300	770.90	660.00	57	17.00	15.00	Nil
JULY	790.00	690.00	7830	789.90	714.05	2870	776.90	718.00	4	17.15	16.05	8
AUGUST	837.00	719.00	9717	877.00	665.05	3973	845.00	734.90	37	18.20	17.15	Nil
SEPTEMBER	861.00	770.00	6991	865.35	770.05	2454	928.00	776.00	1	19.50	17.80	Nil
OCTOBER	912.00	800.00	7321	912.90	800.30	2601	908.40	822.45	16	20.50	19.50	Nil
NOVEMBER	909.40	844.00	5407	909.50	839.00	2253	900.00	853.00	2	19.20	19.20	Nil
DECEMBER	1039.40	857.00	9562	1050.00	860.05	3509	1035.00	814.00	6	21.65	19.18	Nil
2004 JANUARY	1199.00	981.25	10877	1167.00	985.00	3521	1120.00	1020.00	12	27.62	22.65	6
FEBRUARY	1121.00	971.10	7617	1129.95	970.00	2684	1090.00	993.00	3	23.85	22.05	Nil
MARCH	1190.00	1030.35	6015	1185.20	1032.60	1999	1170.00	1028.00	3	25.80	23.75	Nil

* *In 000's*

ITC Share Price on BSE vs BSE Sensex


1350
1200
1050
900
750
600
450
ITC Share Price (Rs.)
8000
7000
6000
5000
4000
3000
2000
BSE Sensex
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
ITC Share Price
BSE Sensex

Note : Indicates monthly closing positions.

ITC Share Price & Volumes on BSE


1200
1100
1000
900
800
700
600
ITC Share Price (Rs.)
4500
4000
3500
3000
2500
2000
1500
Volumes Traded ('000 Shares)
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Highest
Lowest
Volumes Traded

Note : Indicates monthly high and low prices and monthly volumes.

ITC GDR Price on LSE


34
30
26
22
18
14
10
ITC GDR Price (US$)
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Highest
Lowest

Note : Indicates monthly high and low positions.

Financial Calendar

Financial Year 2004-05		
1	First Quarter Results	July 2004
2	Second Quarter and Half Year Results	October 2004
3	Third Quarter Results	January 2005
4	Annual Results	May 2005

Particulars of past three AGMs

AGM	Year	Venue	Date	Time
92nd	2002-03	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046	25/07/2003	10.30 a.m.
91st	2001-02		26/07/2002	10.00 a.m.
90th	2000-01		03/08/2001	10.00 a.m.

Dividend History (Last 5 Years)

Financial Year ended	Dividend Per Share (Rs.)	Total Dividend (Rs. in Lakhs)
31.03.2003	15.00	3,71,27
31.03.2002	13.50	3,34,14
31.03.2001	10.00	2,45,41
31.03.2000	7.50	1,84,06
31.03.1999	5.50	1,34,98

Postal Ballot

No special resolution requiring a postal ballot was placed before the last AGM. Similarly, no special resolution requiring a postal ballot is being proposed for the ensuing AGM.

Plant Locations

CIGARETTE FACTORIES

Bangalore

1) Meenakunte Village
Jalahobli
Bangalore (North Taluk)
Karnataka 562 157

Kolkata

2) 93/1 Karl Marx Sarani
Kolkata
West Bengal 700 043

Munger

3) Basdeopur P.O.
District Munger
Bihar 811 202

Saharanpur

4) Sardar Patel Marg
Saharanpur
Uttar Pradesh 247 001

HOTELS

Kolkata

1) ITC Hotel Sonar Bangla
Sheraton & Towers
1 JBS Haldane Avenue
Kolkata 700 046

Mumbai

2) ITC Hotel Grand Maratha
Sheraton & Towers
Sahar, Mumbai 400 099

New Delhi

3) ITC Hotel Maurya Sheraton & Towers
Diplomatic Enclave
New Delhi 110 021

Agra

4) WelcomHotel Mughal Sheraton*
Taj Ganj
Agra 282 001

Chennai

5) Chola Sheraton*
10, Cathedral Road
Chennai 600 086

*(*Licensed to ITC Hotels Limited)*

GREEN LEAF THRESHING PLANTS

Anaparti
1) Anaparti
East Godavari District
Andhra Pradesh 533 342

Chirala
2) Chirala
Prakasam District
Andhra Pradesh 523 157

PACKAGING & PRINTING FACTORIES

Munger
1) Basdeopur P.O.
District Munger
Bihar 811 202

Tiruvottiyur
2) Tiruvottiyur
Chennai
Tamil Nadu 600 019

PAPER & PAPERBOARD MILLS

Bollarum
1) Anrich Industrial Estate
Village Bollarum
Medak District
Andhra Pradesh 502 325

Coimbatore
2) Thekkampatty Village
Vivekanandapuram Post
Mettupalayam Taluk
Coimbatore District
Tamil Nadu 641 113

Sarapaka
3) Sarapaka
Khammam District
Andhra Pradesh 507 128

Tribeni
4) Chandrahati
District Hooghly
West Bengal 712 504

LIFESTYLE RETAILING

Design & Technology Centre
86, Industrial Estate Phase I
Udyog Vihar
Gurgaon
Haryana 122 016

Wills Lifestyle Stores

Agra
1) A-6, Sadar Bazar
Agra Cantt.
Agra 282 001

Ahmedabad
2) Shop No. 3
Time Square Building
C. G. Road
Ahmedabad 380 006

Ambala
3) 171/12, Rama Building
Sadar Bazar Road
Ambala Cantt.
Ambala 133 001

Amritsar
4) 1381/13-4
Madan Mohan Malviya Road
Amritsar 143 001

Aurangabad
5) Motiwala Trade Centre
Shop No. B-10 & B-11
Nirala Bazar
Aurangabad 431 001

Bangalore
6) No. 6, Brigade Road
Bangalore 560 001

Bareilly
7) 48-A, Civil Lines
Bareilly 243 001

Belgaum
8) 1675, Kirloskar Road
Belgaum 590 002

Bhopal
9) 138/42, Usha Preet Building
Malviya Nagar
Bhopal 462 001

Bhubaneshwar
10) 794, Shaheed Nagar
Janpath
Bhubaneshwar 751 007

Chandigarh
11) SCO - 14
Sector - 17E
Chandigarh 160 017

Chennai
12) No.19, Quaiser Tower
Khader Nawaz Khan Road
Nungambakkam
Chennai 600 034

13) Plot No. 4676
No. AA/11
Anna Nagar
Chennai 600 040

Coimbatore
14) Aishwarya Commercial Centre
196/13, T. V. Samy Road (West)
R. S. Puram
Coimbatore 641 002

Dehradun
15) 56, Rajpur Road
Dehradun 248 001

Ernakulam
16) No. 40/7182
M.G. Road
Ernakulam 682 035

Goa
17) No. 3293
M.G. Road, Panjim
Goa 403 001

Hyderabad
18) Shop No. G 4 & 5
G. S. Chambers
Nagarjuna Circle
Hyderabad 500 082

Indore
19) Shop No. 8 & 9
Bansi Trade Centre
581, M.G. Road
Indore 452 001

Jaipur
20) Gulab Niwas
M. I. Road
Jaipur 302 001

Jalandhar
21) 540 - R, Rainbow Road
Model Town
Jalandhar 144 003

Jammu
22) 5 & 6 Residency Road
Jammu 180 001

Kanpur
23) Rave 3, Parvati Bagla Road
Kanpur 208 002

Kolkata
24) 19B, Shakespeare Sarani
Kolkata 700 071

Kozhikode
25) 17/1491
A 4, Malabar Gate
Rammohan Road
Kozhikode 673 004

Lucknow
26) No. 36, Jwala Sahoy Trivedi Building
Hazratganj
Lucknow 226 001

Ludhiana
27) 85/4A, The Mall
Ludhiana 141 001

Mangalore
28) Shop No. 1 & 2
14-2-99/1, Ward No. 14
Balmatta Road
Mangalore 575 001

Mumbai
29) Plot No. 386
Durga Chambers
Linking Road
Khar (West)
Mumbai 400 052

30) Shop No. 7 & 8
Prerna Building
Plot No. 67, J. P. Road
Lokhandwala
Andheri (West)
Mumbai 400 058

31) No.6 & 6A
Tirupati Apartment
Bhulabhai Desai Road
Mumbai 400 027

32) Shop No. 2, 3 & 32
Ruki Mahal Cooperative Housing
Society Ltd., Colaba
Mumbai 400 005

33) 3, 4, 61 & 62
Chadda Crescent Coop Hsg. Soc. Ltd.
Plot No. 46, 55
Sector 17, Vashi
Navi Mumbai 400 705

Nagpur
34) No. 27-29, Poonam Chambers
Byramji Town
Nagpur 440 013

New Delhi
35) F-41, South Extension - I
New Delhi 110 049

36) No. 10208
Padam Singh Road
Karol Bagh
New Delhi 110 005

37) E-2, Connaught Place
New Delhi 110 001

38) M-12, Greater Kailash - I
New Delhi 110 048

Noida
39) No. M-14 a & M-15 a,b,c,d
Plot No. 331, Block E
Sector - 27
G. B. Nagar
Noida 201 301

Pondicherry
40) 119, Jawaharlal Nehru Street
Pondicherry 605 001

Pune
41) No. 1204/22
Shivaji Nagar
Junglee Maharaj Road
Pune 411 004

Ranchi
42) GEL Church-Commercial Complex
Main Building, Main Road
Ranchi 834 001

Secunderabad
43) 1-7-293/2/A/1
M.G. Road
Secunderabad 500 003

Surat
44) UG - 2, Manav Mandir
Athawa Lines
Parle Point Circle
Surat 395 007

Thiruvananthapuram
45) Shop No. 1
Pan African Plaza
M.G. Road
Thiruvananthapuram 695 001

Trichy
46) C-56, P.L.A.S. Towers
4th Cross, Thillai Nagar, Main Road
Trichy 620 018

Vadodara
47) Shop No. 42-44
Siddharth Complex
R. C. Dutt Road, Alkapuri
Vadodara 390 005

Vishakhapatnam
48) Shop No. 1, Rednam Manor
Dwarka Nagar
Near Diamond Park
Vishakhapatnam 530 016

Club Stores

Bangalore
1) Bangalore Golf Club

Gurgaon
2) Classic Golf Resort

Jamshedpur
3) Beldih Club

Kolkata
4) Tollygunge Club
5) Royal Calcutta Golf Club

Mumbai
6) United Services Club

SHAREHOLDER REFERENCER

Unclaimed Dividend

Pursuant to Section 205A of the Companies Act, 1956, unclaimed dividend for the years prior to and including the financial year 1993-94 has been transferred to the General Revenue Account of the Central Government and the unclaimed dividend for the financial years 1994-95 & 1995-96 has been transferred to the Investor Education and Protection Fund established by the Central Government (IEPF) pursuant to Section 205C of the Companies Act, 1956.

Shareholders who have not encashed their dividend warrants relating to financial year(s) up to and including 1993-94 are requested to claim such dividend from the Registrar of Companies, West Bengal, Govt. of India, Nizam Palace, 2nd MSO Building, 234/4, A.J.C. Bose Road, Kolkata 700 020, in the prescribed form, which can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations', or can be furnished by ISC on request.

The dividend for the following years, if unclaimed for 7 years, will be transferred by the Company to IEPF according to the schedule given below. Attention is drawn that the unclaimed dividend for the financial year 1996-97 will be due for transfer to IEPF later this year. Communication has been sent by the Company to the respective Shareholders advising them to lodge their claims with respect to unclaimed dividend.

Once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof either with IEPF or the Company.

ITC Limited

Financial Year	Dividend Identification No.	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/04		Due for transfer to IEPF on
				(Rs.)	%	
1996-97	67th	27th August, 1997	98,16,59,616.00	90,37,759.60	0.92	15th October, 2004*
1997-98	68th	12th August, 1998	1,10,43,67,068.00	95,66,261.00	0.87	29th September, 2005
1998-99	69th	30th July, 1999	1,34,97,81,972.00	1,08,54,417.00	0.80	17th September, 2006
1999-00	70th	28th July, 2000	1,84,06,11,780.00	1,52,65,835.00	0.83	15th September, 2007
2000-01	71st	3rd August, 2001	2,45,41,49,040.00	2,49,98,190.35	1.02	9th September, 2008
2001-02	72nd	26th July, 2002	3,34,14,27,743.00	3,25,80,437.17	0.98	31st August, 2009
2002-03	73rd	25th July, 2003	3,71,26,78,290.00	3,22,91,970.00	0.87	30th August, 2010

* In respect of the 67th Dividend, only those claims which are received by ISC by 14th October, 2004, will be entertained.

Erstwhile ITC Bhadrachalam Paperboards Limited

Financial Year	Dividend Identification No.	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/04		Due for transfer to IEPF on
				(Rs.)	%	
1996-97	14th	26th September, 1997	6,47,99,405.00	3,63,698.00	0.56	14th November, 2004*

* Only those claims which are received by ISC by 13th November, 2004, will be entertained.

Bank Details

Shareholders holding Shares in the physical form are requested to notify / send the following to ISC to facilitate better servicing:-

i) any change in their address / mandate / bank details, and

ii) particulars of the bank account in which they wish their dividend to be credited, in case the same have not been furnished earlier.

Shareholders are advised that respective bank details and address as furnished by them or by NSDL / CDSL to the Company, for Shares held in the physical form and in the dematerialised form respectively, will be printed on their dividend warrants as a measure of protection against fraudulent encashment.

Shareholders who wish to receive dividend in a bank account other than the one specified by them while opening their Depository Account, may notify their Depository Participants (DPs) of such change in bank account. Shareholders are also requested to furnish complete details of their respective bank account including the MICR code of the bank to their DPs.

Electronic Clearing Service (ECS) Facility

The Company, with respect to payment of dividend to Shareholders, provides the facility of ECS at the following cities:

Ahmedabad, Bangalore, Bhopal, Bhubaneshwar, Chandigarh, Chennai, Coimbatore, Delhi, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Lucknow, Mumbai, Nagpur, Panaji, Pune, Surat, Thiruvananthapuram, Vadodara and Vishakhapatnam.

Shareholders holding Shares in the physical form, who wish to avail the ECS facility, may send their ECS mandate in the prescribed form to the Company, in the event they have not done so earlier. The ECS mandate form can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations', or can be furnished by ISC on request.

Nomination Facility

Shareholders who hold Shares in the physical form and wish to make / change a nomination in respect of their shareholding in the Company, as permitted under Section 109A of the Companies Act, 1956, may submit to ISC the prescribed Form 2B, which can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

Form 2B is also enclosed with the Notice convening the 93rd Annual General Meeting, as a measure of investor service.

Depository Services

Shareholders may write to the respective Depository or to ISC for guidance on depository services.

Address for Correspondence with Depository

National Securities Depository Limited
Trade World, 4th floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013

Telephone no.	:	022-2499 4200
Facsimile nos.	:	022-2497 2993/2497 6351
e-mail	:	info@nsdl.co.in
website	:	www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
28th floor, Dalal Street
Mumbai 400 023

Telephone no.	:	022-2272 3333
Facsimile nos.	:	022-2272 3199/2272 2072
e-mail	:	investors@cdslindia.com
website	:	www.cdslindia.com

Address for Correspondence with ISC

Investor Service Centre
ITC Limited
37 Jawaharlal Nehru Road
Kolkata 700 071
India

Telephone nos.	:	033-2288 6426/2288 0034 (With voice mail facility beyond office hours and on holidays)
Facsimile no.	:	033-2288 2358
e-mail	:	itcisc@vsnl.net

Shareholders holding Shares in the dematerialised form should address their correspondence to their respective DPs, other than for dividend, which should be addressed to ISC.

Shareholders are requested to provide their e-mail address, telephone / fax numbers and quote their account numbers / DP ID & Client ID numbers in all correspondence with ISC to facilitate prompt response.

Your Directors submit their Report for the financial year ended 31st March, 2004.

SOCIO-ECONOMIC ENVIRONMENT

The year 2003-04 witnessed a return to high rates of economic growth in India, with Quarter 3 registering the highest ever GDP growth of 10.4%. While all three sectors contributed to the significant economic growth, agriculture rebounded from the effects of the unprecedented drought of the previous year to lead the recovery with a record increase of 16.9% in the third Quarter, thus providing the basis for realising GDP growth of over 7% for the full year 2003-04.

Volatility in agricultural growth, particularly since the 1990s, continues to impact overall economic growth. The trend rate of growth in agriculture is a little over 2.5% since the nineties, compared to about 7% for the non-agricultural sector, leading to a declining share of agriculture in total GDP to barely 23% currently. Yet, agriculture predominantly supports nearly 72% of India's population living in rural areas. Sustaining high rates of economic growth in the future would necessarily require an effective growth strategy for rural India, founded upon improved productivity and value addition in agriculture.

Reforms in the agri sector are not only necessary to grow demand for industrial products and services, but also to strengthen competitiveness of Indian agriculture in an increasingly globalising market. Despite being endowed with the highest arable and irrigated land in the world, Indian agricultural productivity in most crops is low – about half to three-fourths the world average, and even lower compared to the top agri produce exporting countries. Reform priorities at Central and State levels need to encompass investments in upgrading social and physical infrastructure, creating efficient linkages to domestic and world markets, strengthening of institutions including those offering risk management, overhaul of food safety and land use laws, domestic tax harmonisation for barrier-free movement of agri produce to benefit from a larger Indian common market and promotion of agricultural research focused on empowering the ubiquitous small farmer through effective extension services. Further, wasteland development through promotion of wood and forest based industry can convert over 30 million hectares into productive assets, while simultaneously addressing serious issues relating to biomass depletion, water security, ecological balance and biodiversity.

Concurrent with reforms to enhance agricultural productivity, private and public investment needs to be mobilised to generate off-farm employment and thereby absorb displacement of labour inherent in such reform. In this context, the slowdown of investment growth over the last six years, particularly by the public and private corporate sectors, is a matter of concern; even more so since the ratio of investment to GDP at 23.7% has fallen below that of savings in 2002-03. Public-private partnerships in investment are critical to realising the significant economic multiplier associated with the agri sector. In line with this rationale, your Company, with its deep agri sector linkages nurtured over time, is engaged in enlarging its contribution to the farm sector through investments that leverage information technology and bio-technology.

In an environment of rapidly escalating competitive challenges, your Company has sought to invest across the value chain, where feasible, towards acquiring world-class competitive capability in each of the businesses in its portfolio. The results of these strategic interventions are set out in the pictorial section of this Report, capturing ITC's progressive transformation into an internationally competitive organisation, creating growing value for all stakeholders.

COMPANY PERFORMANCE

During the year 2003-04, while the tourism sector witnessed a welcome return to growth, incipient signals of an upturn in the FMCG sector were visible only towards the end of the financial year. The strengthening rupee placed additional stress on the competitiveness of agri exports. In these circumstances, your Company posted yet another year of handsome growth, testifying to the robustness of the corporate strategy of pursuing multiple growth drivers.

Gross Turnover for the year 2003-04 grew by over 7% to Rs.11,815 crores. Pre-tax profit increased by nearly 13% to Rs.2,319 crores, while Post-tax profit at Rs.1593 crores registered a growth of more than 16%. Earnings Per Share for the year stands at Rs.64.34. Cash flows from Operations were Rs.2683 crores during the year.

In order to strike a balance between the need to sustain strategic investments for a secure future and the annual expectation of shareholders for growing income, your Directors are pleased to recommend a dividend of Rs.20.00 per share (previous year Rs. 15.00 per share) for the year ended 31st March, 2004. The cash outflow in this regard will be Rs. 558.83 crores (previous year Rs. 418.84 crores) including Dividend Tax of Rs. 63.47 crores (previous year Rs.47.57 crores). Your Board further recommends a transfer to General Reserve of Rs. 1000 crores (previous year Rs.1000 crores). Consequently, your Board recommends leaving an unappropriated balance in the Profit and Loss Account of Rs.387.84 crores (previous year Rs.343.88 crores).

PROFITS, DIVIDENDS AND RETENTION

(Rs. in crores)

	2004	2003
a) Profit Before Tax	2319.06	2056.19
b) Income Tax	726.21	684.84
c) Profit After Tax	1592.85	1371.35
d) Add : Profit brought forward from previous year	343.88	325.87
e) Transfer from Hotel Foreign Exchange Earnings Reserve	4.00	9.00
Less : Transfer to Hotel Foreign Exchange Earnings Reserve	5.00	4.00
f) Release from Investment Allowance Reserve	—	—
g) Surplus available for Appropriation	1935.73	1702.22
h) Transfer to Debenture Redemption Reserve	—	—
i) Less: Transfer from Debenture Redemption Reserve	10.94	60.50
j) Transfer to General Reserve	1000.00	1000.00
k) Proposed dividend for the financial year at a rate of Rs. 20.00 per Ordinary Share (previous year Rs.15.00 per Ordinary Share)	495.36	371.27
Income Tax on proposed dividend	63.47	47.57
l) Retained profit carried forward to the following year	387.84	343.88
	1935.73	1702.22

FOREIGN EXCHANGE EARNINGS

Your Company continues to view foreign exchange earnings as a key priority. All businesses in the ITC portfolio are mandated to engage with overseas markets in a bid to test competitiveness and seek growth opportunities. The ITC Group's contribution to foreign exchange earnings over the last decade amounted to nearly US$2.2 billion, of which agri exports accounted for about US$1.6 billion. Earnings from agri exports is an indicator of your Company's contribution to the rural economy through effectively linking small farmers with international markets.

During the financial year 2003-04, your Company, its subsidiaries and the ITC Welcomgroup hotel chain together earned Rs.1207 crores in foreign exchange. Direct foreign exchange earned by your Company amounted to Rs.1078. crores. Your Company's expenditure in foreign currency amounted to Rs.447 crores, comprising purchase of raw materials, spares and other expenses at Rs.346 crores, and import of capital goods at Rs.101 crores.

Details of foreign exchange earnings and outgo are provided in Schedule 19 to the Accounts.

BUSINESS SEGMENTS

A. FAST MOVING CONSUMER GOODS (FMCG)

FMCG – Cigarettes

The resurgence in the economy coupled with stability in excise duty rates on cigarettes enabled the cigarette industry to post a modest volume growth during the year under review and marginally recover from the perilous 19% drop in demand between 1997-98 and 2001-02. Your Company's focused initiatives relating to quality enhancement, value addition, increased productivity and proactive responsiveness to consumer needs led to improved market share and market standing. Sales for the year grew by about 5% on the back of a 3% growth in volumes. Despite this growth, the sale volume of 65.39 billion sticks is still below the level prevalent in 2000-01 prior to the steep imposition of the National Calamity Contingency duty.

The cigarette industry in India continues to operate in an environment of rapidly escalating challenges, particularly in the areas of taxation and regulations relating to communication and consumption. The rush of regulations, dictated by circumstances obtaining in more developed markets, together with prolonged punitive and discriminatory taxation have had the effect of being directed almost exclusively at cigarettes, thereby stifling cigarette consumption in India in comparison with other forms of tobacco consumption. Whilst seeking to reduce aggregate consumption volume of all forms of tobacco over time, regulations should not impede the maximisation of economic value per unit of consumption.

Unlike in international markets, in India it is a serious misconception to equate tobacco consumption with cigarettes. On the average, cigarettes account for about 85% of tobacco consumption globally, with an even higher share of almost 100% in large markets like China. In sharp contrast, cigarettes account for only 14% of tobacco consumption in India, well below the share of over 60% in neighbouring countries like Pakistan with roughly similar socio-economic circumstances. Being one of the smallest constituents of tobacco consumption in India, the per capita consumption of cigarettes is among the lowest in the world at 119 sticks per annum against a world average of 1267 sticks. This structure of the tobacco industry in India has progressively become even more skewed over time, with the share of cigarettes declining from 21% two decades ago to about 14% currently.

High rates of taxes on cigarettes, in excess of 130% of the net value of the product, have rendered cigarettes unaffordable to the majority of tobacco consumers in the country. The effective tax per kg of tobacco consumed as cigarettes is about 30 times more than that of tobacco consumed in other forms due to exemptions enjoyed by the other forms and the fragmented nature of that industry which poses difficulties in tax collection. This inequity in taxation on tobacco products compels consumers of cigarettes to contribute more than 85% of the revenue collections from the tobacco industry, besides causing a progressive migration from cigarettes to other lower value forms of tobacco consumption. Apart from the adverse impact on the Exchequer, the reducing base of domestic cigarette consumption discourages investment in R&D and quality enhancement of tobacco varieties and thereby undermines the export potential of high value Indian cigarette tobaccos. Discriminatory taxation on cigarettes has thus served to constrict demand for cigarettes, even as the total consumption of tobacco in the country continues to grow.

Domestic Tobacco consumption in India on the rise– Only Cigarette consumption drops


Million Kgs
500
400
300
200
100
0
86
406
64
465
1981-82
2002-03

Domestic consumption of cigarettes
Total domestic consumption of tobacco

Source : Tobacco Institute of India

The effect of punitive and discriminatory Central taxes on cigarettes stands further compounded by a plethora of State level taxes in the form of 'Luxury and Entry' Taxes. Such levies continued unabated during the year, with Uttar Pradesh enhancing the rate of entry tax from 3% to 5% and Bihar imposing entry taxes on raw materials used in the manufacture of cigarettes. The burden of local taxes on an already highly taxed product, subjects cigarettes to the detrimental effect of cascading taxes. Further, differing rates of taxes across States negate the advantages inherent in a potentially larger Indian common market. Recognising the high degree of sensitivity of taxes on cigarettes, the principle of uniform, single point taxation was embodied in the Agreement between the Centre and the States at the National Development Council meeting of 1955 that substituted State-level taxes on cigarettes with additional excise duty. The levy of Luxury and other taxes on cigarettes by the States is tantamount to an infringement of this Agreement. Your Company has contested the matter before several High Courts and the Supreme Court, and is hopeful of a positive outcome. As stated in last year's Report, the levy of Entry Tax in Tamil Nadu and Luxury Tax in Andhra Pradesh, Kerala, Tamil Nadu and Delhi have been stayed by the respective High Courts.

In the context of the proposed reform of state level taxation to replace the existing Sales Taxes with Value Added Tax (VAT), the amendment to the Additional Excise duty Act by the Finance Act 2003 appears to cognise for the deleterious effect of cascading taxes by prescribing 'transaction value' as the basis for a 4% levy. In view of the highly taxed nature of the product and the sensitivity to varying tax rates, ideally a single point levy on cigarettes through the existing specific duty mechanism of Central Excise would best serve the key canons of taxation namely buoyancy, simplicity, certainty and efficiency in collection. However, if the proposed VAT is imposed, the intended objective of creating a large unified market would only be realised, if VAT replaces all other State level taxes.

It is evident that high rates of taxes on cigarettes have neither imparted buoyancy to tax revenues from the tobacco sector nor curtailed overall consumption. It is now a well established principle that sustainable tax buoyancy can be realised only from an expanding tax base. **This principle stands reinforced by the experience of China where, despite their per capita incomes being twice as much as India's, the tobacco sector generates 10 times the revenue collection from the Indian cigarette industry by levying taxes at rates which are much lower than that in India.**

Moderation in rates of taxes, coupled with the aspiration of tobacco consumers to upgrade consumption, can multiply the share of cigarettes in India even in a shrinking basket of tobacco consumption. Consequently, the tax base of the sector can stand significantly enhanced, yielding for the Exchequer the much needed resources for critical priorities.

High levels of taxation of domestic cigarettes also tend to fuel the menace of contraband. It is estimated that contraband is the fastest growing segment of the Indian cigarette market in view of the large illegal tax arbitrage opportunities. Since tax is avoided in the country of origin and evaded in the destination country, the economics of contraband are overwhelmingly stacked against the domestic industry. Examples abound where contraband cigarettes are available in the domestic market at prices well below the Central Excise duty component alone in respect of equivalent domestic cigarettes. In the face of such unfair competition the domestic cigarette industry is compelled to commit substantial investments towards making Indian products more attractive to consumers than smuggled products, particularly at the upper end. It is estimated that contraband cigarette trade in India sets the country back by nearly Rs.2000 crores annually through loss of tax revenue and unaccounted outflow of foreign exchange. Import of international cigarette brands by some players compounds the menace by providing another avenue to the trade to pass off much larger quantities of contraband as legitimate imports. As stated in the Report of earlier years, your Company supports a review of the policy related to imports of cigarettes in order to minimize the serious economic injury caused by smuggling. At a minimum, cigarettes should be placed under the 'restricted list' requiring license prior to import and the facility of importing cigarettes for re-export should be withdrawn. Recognising the burgeoning leakages of revenue due to smuggling, the Kelkar Committee on tax reforms recommended that the basic customs duty should be raised to the WTO bound rate of 150% from the current rate of 30%. Your Company continues to make comprehensive recommendations in this regard in the belief that policy reform together with strengthened enforcement machinery can go a long way in retarding the growth of contraband and correcting the unfair disadvantage to the domestic cigarette industry.

India is the second largest grower of tobacco in the world with attendant large-scale employment in the farm sector. According to the 22nd Report of the Parliamentary Committee on Subordinate Legislation (10th Lok Sabha), 6 million farmers and 20 million farm workers are involved in tobacco cultivation. Further, tobacco is also an important source of livelihood for over one million small retailers. Therefore, regulation of the tobacco industry in India needs to be pragmatic and equitable.

Notwithstanding the economic significance of tobacco, India became one of the first signatories to the Framework Convention on Tobacco Control (FCTC), which is essentially driven by some developed nations where substantial employment is not linked to the growing of tobacco. The Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003, (COTPA) is being implemented in a phased manner with effect from 1st May 2004. The provisions of the Act dealing with banning advertisement and communication relating to cigarettes and other tobacco products have been notified. While your Company welcomes legislation which is practical, implementable and non-discriminatory, the implementation of COTPA would have serious, albeit unintended, repercussions on the domestic cigarette industry in particular and on the large section of the Indian population dependant on tobacco for their livelihood.

While COTPA imposes a ban on advertising by the domestic industry, foreign brands continue to be advertised in the Indian market through satellite television channels and promotion of international events such as Formula 1 and MotoGP, thereby usurping an unfair advantage and providing a fillip to contraband trade. The Act places severe restrictions on the size, number and content of tobacco advertising at shops where tobacco products are legitimately offered for sale. Such restrictions deny adult consumers the right to knowledge about products, thereby preventing informed choice, and in turn altering the basis of competition from consumer choice to trade push. This structural shift will progressively erode surpluses available for investment in product quality, adversely impacting farm incomes and export earnings from tobacco.

While COTPA seeks to discourage consumption of all forms of tobacco through a ban on advertising, it would have the effect of regulating only the cigarette segment. While cigarette volumes declined by 19% between 1997-98 and 2001-02 despite advertising being allowed, consumption of non-Cigarette tobacco products grew during the same period although these were hardly advertised.

In a developing country like India where the livelihood of millions is linked to growing tobacco, a viable strategy is required to address the displacement of labour entailed in curtailment of tobacco consumption. In fact this issue was highlighted by the Parliamentary Committee engaged in reviewing the Bill based on which COTPA was enacted. The challenge of creating alternate livelihood for tobacco farmers is further compounded by the fact that in most of the tobacco growing areas of Andhra Pradesh no other economically viable crop can be grown. This aspect has been confirmed by a study by the Central Tobacco Research Institute (CTRI) on the impact of the crop holiday of 2000-01. Four-fifths of the area reverted to FCV tobacco cultivation in the year following the crop holiday.

Since the major portion of the tobacco industry in India is "unorganised", with a significant proportion of their production being unpackaged and unlabelled, implementation of COTPA's stringent labelling provisions would only serve to hasten the shift away from cigarettes to lower value products without effecting any reduction in overall tobacco consumption.

Your Company, as a responsible corporate citizen, has put in place systems to ensure full compliance with the provisions of COTPA. Your Company also continues to dialogue with relevant authorities, directly and through industry associations, in a bid to evolve uniform national legislation that equitably addresses the interests of all stakeholders of the second largest tobacco producing nation in the world.

In the face of the extremely challenging environment, your Company continues its strategic focus on product quality, technology upgradation, productivity improvement and enhanced value addition to brands. Investments of nearly Rs.1100 crores over the last eight years in state-of-the-art technology enables your Company to offer products to Indian consumers that represent the finest global quality standards. Product innovation, spurred by deep consumer insights nurtured over time, reinforced your Company's leadership position in the industry. An array of packaging formats were launched during the year in key value segments, enlarging the portfolio of world-class products. 'Insignia', launched in the unique Shoulder Box packaging style, redefined the premium segment and strengthened the association of your Company's brands with superlative quality. 'India Kings' became the first Indian brand to be offered to consumers in a state-of-the-art international Contour pack, significantly reinforcing its premium imagery. The ultra premium Bevelled Edge packaging of 'Classic Milds' introduced last year has now established this brand's superiority in its competitive space which includes international and contraband offers. Buoyed by this experience, consumers of 'Classic Menthol' were also offered their product in this packaging format. A new Wave pack was introduced during the year in the 70-75 mm filter category and is rapidly gaining consumer acceptance.

In addition to investments in brands to provide world-class standards to the Indian consumer, your Company is committed to continuously improving in-house standards of environment, occupational health and safety. This commitment continues to earn international recognition. **The production facilities at Bangalore, Saharanpur and Kidderpore were awarded the prestigious Gold Award for Occupational Safety by ROSPA. The Saharanpur unit won the Sword of Honour and the 5 Star Award from the British Safety Council while the Bangalore and Kidderpore units earned the 5 Star Award and the 4 Star Award respectively. The Kidderpore facility also became the first cigarette factory in India to earn the OHSAS:18001 certification for excellence in Occupational Health and Safety.**

The trade marketing and distribution capabilities of your Company, widely acknowledged as industry benchmarks, have been further expanded to cater to your Company's growing portfolio of FMCG products. Concurrently, your Company's R&D competencies were enhanced, creating the Integrated Group Research and Development Centre with capabilities to lead a wider gamut of R&D initiatives in the FMCG sector.

It is a measure of deep satisfaction that consumers continue to repose trust in your Company. ITC's brands today account for three of the top five FMCG brands in the country. Every achievement serves to deepen your Company's resolve to get even closer to the consumer by redefining standards of excellence. Given an enabling environment in terms of moderate tax rates and an equitable and effective regulatory framework, your Company is well equipped to consolidate its pre-eminent position as the market leader.

FMCG – Others

Growing disposable incomes and increased media exposure are ushering in a revolution in consumer behaviour, presenting exciting growth opportunities for companies such as yours. While the FMCG industry in recent times has been dominated by sluggish topline growth, pressure on margins and price-led competition, the broader underlying trends indicate the nature of opportunity. First, the composition of India's private final consumption expenditure (PFCE) reflects a secular shift away from basic items of expenditure towards value added products and services. For example, within the foods basket, while the share of basic cereals and pulses is declining, the share of non-staple foods continue to grow, accounting for about 72% of total food consumption. Total expenditure on foods continues to grow, posting real annual increase of 3.9% since 2000. Rapid growth in the packaged foods segment in recent years further vindicates the trend towards value added products. Secondly, the FMCG sector over the years thrived on expansion of distribution, both in urban and rural markets, leading to fears of saturation. It is estimated that rural markets alone have 3.6 million retail outlets, roughly 1 per 200 people. Yet there is no organized marketing and distribution in 87% of India's villages, which are home to 50% of the rural population. Low population density and poor infrastructure pose daunting last mile challenges, rendering costs of customer acquisition prohibitively expensive. This last mile represents a significant opportunity for those who can defray logistics costs efficiently over multiple transactions. Thirdly, changing demographics indicate an increasingly young consuming class. Six out of ten households have a post-liberalisation child and nearly 60% of the population are in the age group 15-59. This trend has significant implications on lifestyle aspirations, consumption capability and consequently for the value propositions of FMCG offers. Fourthly, the compound annual growth of 3.2% over the last five years in per capita income is unevenly spread across income segments. The bulk of the rural population constituting the bottom of the economic pyramid represents a vast potential consumer base. Leveraging this potential opportunity calls not only for appropriate and urgent agricultural reforms, but also unique business models anchored on low cost demand fulfillment capability.

Your Company, with diverse competencies residing in its various businesses, is ideally positioned to leverage the significant growth opportunity inherent in these broader trends. It is the strategic intent of your Company to secure long term growth by synergising and blending this pool of competencies to create new engines of growth. Investments in product development and design complement the deep consumer insights gained by your Company over time to create a range of value added FMCG products across categories and segments. Your Company's Integrated Group Research and Development Centre at Bangalore and the state-of-the art Master Design Facility at Gurgaon provide cutting edge capability in product development and innovation thereby creating a franchise in the minds of consumers as providers of world-class value added products. Each category within this Business Segment of your Company also serves to widen and deepen the FMCG trade marketing and distribution capability, which already services about 1.5 million convenience outlets. Further, your Company's pioneering e-Choupal model (discussed later in this Report) is engaged in addressing the issues of the last mile in rural India, thereby providing the foundation for unmatched delivery capability that can encompass not only FMCG but also a host of other products and services. As one of the largest users of consumer research in the country, your Company is constantly engaged in creating products in anticipation of consumer needs, creating in the process competitively superior offerings straddling a wide range of segments from staples to lifestyle products. Towards this end, your Company continues to invest in people systems and proprietary processes and protocols. Your Company is also engaged in creating low cost demand fulfillment capacity by upgrading capabilities across value chains. This business model envisages retaining critical elements of each value chain in-house while manufacture is outsourced largely to small and medium enterprises (SMEs). Such a model enables ITC to draw upon key internal competencies including agri sourcing skills, cuisine knowledge and services expertise, paperboard and packaging domain knowledge, state-of-the-art IT services capability and the well known trade marketing and distribution strength to enhance the competitiveness of the entire value chain.

This strategic approach enabled your Company to make rapid progress towards establishing market standing in each of the chosen categories. Turnover nearly trebled to Rs. 304 crores during 2003-04. The Segment Report set out in Schedule 20 to the Accounts reflects the rapid scale up of operations. Segment Results reflect the start-up phase of these products and largely comprise costs associated with infrastructure, product development and brand building. Brief highlights of progress in each category are set out below.

Branded Packaged Foods

Your Company continued to augment its product range by leveraging in-house capability of the Integrated Group Research and Development Centre at Bangalore. The portfolio now comprises 45 value added products catering to a wide range of consumer needs. In order to assure consumers of the highest standards of food safety and hygiene, your Company is engaged in assisting outsourced manufacturers in implementing world-class hygiene standards through HACCP certification. The unwavering commitment to internationally benchmarked quality standards enabled your Company to rapidly gain market standing in all its 5 brands.

'Aashirvaad' continues to grow rapidly and has already established leadership as the Number 1 branded atta among national branded players within barely two years of launch. With the launch of ready-to-cook pastes in March 2004, the 'Aashirvaad' assurance of quality now extends to ready-to-eat foods, ready-to-cook pastes, atta and salt. 'Sunfeast' biscuits were launched during the year to widespread market acceptance. Products under this brand are now available in over 150 markets with national rollout expected to be completed during 2004-05. Butterscotch cream and orange marie variants, introduced for the first time in the Indian market, represent further examples of product innovation. Your Company is engaged in gearing the supply chain to cater to the rapid growth in consumer demand and expects to complete all India coverage during 2004-05. As stated in this Report last year, significant market presence was rapidly built in the Confectionery segment with 'mint-O' and 'Candyman'. Learnings from such a rapid build up are being assimilated with a view to enhancing market standing and increasing market penetration in an intensely competitive market. Deposited candies were added to the 'Candyman' range in two flavours – butterscotch and orange. The offerings of regular varieties under 'Candyman' also stood expanded with the introduction of orange and pineapple flavours. 'Kitchens of India', your Company's gourmet food brand, serves the role of being a category creator in a segment that is expected to grow over time in line with increasing affluence and sophistication of the Indian consumer. During the year, the product range under this brand was expanded with the introduction of specialty pastes in the premium ready-to-cook segment.

Lifestyle Retailing

In line with evolving consumer preferences your Company's Lifestyle Retailing business continued to enhance the portfolio of offerings in three distinct usage segments, namely formal wear, relaxed wear and evening wear, to provide discerning consumers with unmatched variety and vitality. The expanded 'Wills Classic' range, which caters to the high potential formal wear segment, reinforced its exclusive, world-class brand proposition, accounting for nearly 40% of turnover of the 30 select 'Wills Lifestyle' stores offering this range. The launch of the 'Wills Clublife' premium evening wear range in select stores enabled fuller representation in the fashion portfolio. In the highly competitive arena of branded apparel, Wills Lifestyle is gradually gaining acceptance as a preferred fashion destination. In order to enhance accessibility to the consumer, brand availability was extended during the year to chosen high profile Large Format Retailers and Multi-Brand outlets in the country.

Apart from consolidating presence in the premium Western ready-to-wear segment, your Company also registered progress in the high growth branded mid-price segment. The size of this segment is estimated to be about Rs. 2400 crores with annual growth rates in the region of 10%. Your Company, which made a national entry into this segment last year with a range of high quality, attractively priced men's wear under the brand 'John Players', consolidated its presence in over 3000 outlets up to March 2004.

The business geared up the supply chain to address the challenge of the significantly higher scale of operations, in terms of both product range and outlets serviced. The state-of-the art Master Facility in Gurgaon continues to engage in R&D activities to offer superior products to the consumer, besides facilitating prototyping of designs.

The business' internationally benchmarked quality continues to earn industry recognition, with 'Wills Lifestyle' winning the 'Most Admired Exclusive Brand Retail Chain of the Year' at the Images Fashion Awards 2003.

Greeting, Gifting and Stationery

Focused improvement in product quality and supply chain processes enabled the Greeting, Gifting and Stationery Business (GGSB) capture 20% market share in the greeting cards segment in 2003-04, with value added products now available in 12000 outlets across 700 markets. The strengthened design capability was corroborated by increasing retailer confidence, with 395 stores opting to partner the business as 'Expressions' Valued Customers. The business also established new value chain partnerships encompassing design, and manufacturing to enhance efficiency through streamlined back-end operations. The social cause range of cards introduced in partnership with the SOS Children's Villages of India is now established amongst the top social cause greeting card brands in the country.

The year 2003-04 also witnessed the launch of the 'Paperkrafts' and 'Classmates' range of notebooks across major markets, leveraging your Company's capability in high quality paper manufacture to offer superior products at competitive prices. Market response has been encouraging, with the range exhibiting potential to garner a sizeable share of the Rs.500 crores fast growing stationery market. The expanding range of world-class products, the aggressive penetration in the domestic market and the progressive entry into export markets provide the platform for addressing the growth challenge over the medium term.

Safety Matches and Incense sticks

Your Company possesses many a strength that can be leveraged to enhance the competitiveness of the small scale and cottage sectors and thereby give expression to your Company's philosophy of creating shareholder value through serving society. Safety Matches and Incense sticks represent two such endeavours. The product development capability of the Integrated Group Research and Development Centre, blended with your Company's paperboard and packaging domain expertise and the FMCG trade marketing and distribution capability, provide the wherewithal to service evolving consumer needs for value added products in fragmented markets estimated at over Rs.2000 crores.

Your Company commenced marketing of high quality Safety Matches sourced from the small scale sector in August 2002 under your company's brands, 'i Kno', 'Mangaldeep', 'Vaxlit', 'Delite' and 'Aim'. The 'Mangaldeep' brand of incense sticks was launched in December 2003 in varied fragrances at different price points and pack combinations in unique in-house developed 'fragrance locked' packaging. **Visibly superior product quality coupled with rapid market rollout enabled growing market share, with 'Aim' achieving the distinction of becoming by far the single largest match brand in India.** Encouraged by the consumer response in the domestic market, your Company commenced its forays into international markets through export of safety matches to the U.S.A. and West Africa.

Your Company continues to support the competitiveness of the small scale and cottage sectors through induction of appropriate technology and best practices. As at the end of the period under review, 44 such upgraded small scale units supplied high quality safety matches to your Company. In pursuance of its abiding social commitment, your Company forged partnerships with select NGOs to train economically disadvantaged women in rolling agarbattis and thereby provide vocational opportunities.

Each of these business initiatives, while seeking to establish leadership in India's emerging growth markets, also serves to expand the depth and width of ITC's trade marketing and distribution capability. The expanded trade marketing capabilities, blended with a state-of-the-art information technology transaction backbone and the e-Choupal rural network, provide the basis for a low cost, broadband fulfilment capability for any consumer product. Such fulfilment capability can be likened to an FMCG super highway which can serve as a basis for powerful partnerships with other FMCG brand owners who wish to obtain the benefits of such a wide and deep trade marketing and distribution capability. Over the long term, such strategic partnerships are expected to be a basis for growth in revenues and shareholder value.

B. HOTELS

Buoyancy in foreign arrivals flowing from the smart economic growth enabled the hotels industry in India post robust growth in 2003-04. After five years of sluggishness, foreign tourist arrivals grew in 2003 by a robust 15.3%. Consequently, foreign exchange earnings from this sector for the country crossed Rs.17000 crores, representing an increase of 23.3% over the previous year. According to a recent report of the World Travel and Tourism Council, India is set to become the world's second fastest growing travel economy in the coming decade, after Turkey. Similar outlook is also contained in acclaimed publications like the 'Conde Nast Traveller' and the 'Lonely Planet', which have declared India as one of the world's most favoured tourist destinations.

Realising the importance of the Tourism and Hotels sector in contributing to economic growth and to significant employment generation and foreign exchange earnings in particular, a number of policy level initiatives were taken further to those contained in the Union Budget 2003 and the Exim policy thereafter. Rs.2500 crores has been earmarked for setting up world-class convention centres. Apart from enabling cheaper domestic air travel, an open sky policy for all ASEAN countries is being contemplated along with planned outlays towards upgradation of airport infrastructure. Earnings from incoming tourists is targeted at Rs. 22000 crores for 2004 – a growth of nearly 30%. Even at these levels, travel and tourism would constitute barely 2% of India's GDP, well below the world average of 10.7%.

Despite an overall slowdown in investment over the last few years, growth in room supply has kept pace with growth in GDP. In line with this trend, even at conservative GDP growth assumptions, the current room supply of approximately 90,000 rooms would need to increase to at least 130,000 rooms by 2008. The accommodation sector therefore presents attractive growth opportunities for companies like yours that can sustain the impact of capital intensity through the strength of its balance sheet.

Your Company is close to accomplishing the initial objective of completing the ITC Welcomgroup chain in the super deluxe segment in key business locations. The ITC Grand Central, your Company's second property in Mumbai, will open to guests by end 2004. Peaking at a height of 127 meters, ITC Grand Central will be one of the tallest hotels in India. Located in the heart of Mumbai, this property is well placed to serve the upmarket business traveler, adding yet another world-class offering from the ITC Welcomgroup chain. Investments also continue to be directed at providing enhanced value addition to guests and to keep properties contemporary. In line with international trends, the ITC Grand Maratha commissioned a state-of-the-art spa that is fast gaining popularity. A renovation and product upgradation programme is under way at the ITC Maurya Sheraton, New Delhi towards raising even higher the quality standards that enable this hotel to register the highest number of footfalls in the country. Each of the hotel properties of your Company represents a unique benchmark in product excellence. The uncompromising attention to providing the finest hoteliering standards even during the prolonged downturn in the industry was rewarded with growing guest preference. During 2003-04, your Company's hotels business posted a handsome growth in revenues of 33%. Segment Results contained in Schedule 20 to the Accounts reflect the turnaround despite the gestation impact of Rs.829 crores of assets representing new properties and projects. ITC Sonar Bangla at Kolkata, India's only business resort, widely acknowledged as being amongst the finest business hotels in Asia, posted positive operating cash flows in its first full year of operations, thus carrying forward the trend set by the ITC Grand Maratha at Mumbai.

Successful execution of the ambitious investment programme over the last seven years enabled ITC Welcomgroup regain its position as the fastest growing premium hotel chain in the country. The service edge of the ITC Welcomgroup chain and the land bank in future growth markets like Bangalore and Chennai represent formidable assets that strengthen the ability of your Company's hotels business to address future growth challenges. Your Company is therefore well positioned to sustain leadership in this infrastructure industry, the growth of which is perhaps one of the best indicators of the nation's economic progress.

C. PAPERBOARDS, PAPER AND PACKAGING

The Paperboards, Specialty Paper and Packaging segment posted another year of growth as set out in the Segment Report annexed as Schedule 20 to the Accounts. Segment Revenue grew by nearly 8% to touch Rs.1253 crores. Segment Results improved by nearly 2% to Rs.230 crores despite pressure on margins arising from steep increase in raw material costs, inventory corrections in certain value added grades and once-off maintenance downtime. The Segment generated strong operating cash flow of Rs.309 crores.

Paperboards & Specialty Papers

Production during the year 2003-04 touched 234663 Mt compared to 233574 Mt during the previous year. Overall sales including interdivisional sales increased to 230980 Mt. Sales of Value Added Paperboards grew by 18% to 67780 Mt from 57653 Mt.

During 2003, the Indian paper and paperboards industry realised the projected medium term growth of around 6%, well above the 2% growth of the world paper and paperboard industry. Increasing sophistication of the Indian consumer and growing intensity of competition necessitate higher levels of quality in packaging and consequently in paperboard. The majority of the 100 players constituting the 1 million tonne domestic paperboard industry are faced with the urgency of upgrading technology to meet quality expectations. Your Company's world-class integrated mill at Bhadrachalam is the most contemporary paperboard manufacturing facility in India. The mill is the leader by far in the high growth Value Added Paperboards segment, which caters to the need for high quality packaging in sectors such as pharma, personal products and foods.

Accelerating growth in Value Added Paperboard grades necessitated curtailment of capacity allocation for recycled board grades, the demand for which also continues to grow albeit at lower rates. In order to service customers of recycled grades, your Company acquired the paperboards business of Bilt Industrial Packaging Company Limited in March 2004 as a going concern by way of slump sale. The business included, inter alia, the 65000 Mt per annum recycled boards manufacturing facility in Coimbatore District, Tamil Nadu. With this acquisition, your Company now operates the top three paperboard machines in the country in terms of technology, thereby strengthening capability to service the growing demand for quality paperboards in the domestic market, as well as to widen product footprints in export markets.

Apart from conserving foreign exchange in excess of Rs.120 crores during the year through enabling import substitution, your Company maintained export earnings in dollar terms compared to the previous year despite constraints of capacity and the strengthening Rupee. The rupee equivalent of exports in FOB terms for 2003-04 were marginally lower at Rs.90.53 crores against Rs.99.67 crores in the previous year. The world-class paperboards of your Company now command a presence in over 40 countries including Turkey, Greece, Bulgaria, Sri Lanka, Bangladesh, Malaysia, South Africa, UAE, UK & Iran. **The business received the Capexil award for exports yet again.**

The business is also engaged in executing an expansion programme involving installation of a paperboard machine of 75000 Mt per annum capacity at Bhadrachalam. The machine is slated to be operational by the last quarter of 2004. The project also envisages an 18 MW energy block. The commissioning of this machine would strategically position your Company to leverage its world-class capability in paperboards towards realizing the vision of becoming a leader in the Afro-Asian region.

Alongside investment in augmenting capacity and inducting cutting edge process technology, your Company remains deeply committed to establishing globally benchmarked standards of environment management. Ahead of the standards of the Ministry of Environment and Forestry, your Company set up an Elemental Chlorine Free Pulp ('ECF Pulp') mill at Bhadrachalam. This pulp mill is the only one of its kind in the country and conforms to world-class environmental standards. Besides contributing to environment management, the mill also enhanced cost competitiveness. Commissioned during 2002-03, the pulp mill achieved 100% capacity utilization during the year. The superior quality of the "ECF pulp" enriched the quality of value added products, facilitated market expansion of superior value added grades of paperboard and substituted pulp imports. **ITC's demonstrated concern for the environment earned global recognition with the business winning the Golden Peacock Award 2003 from the World Environment Foundation.**

In an energy intensive industry like paper and paperboards, your Company's energy management expertise is a source of distinct competitive advantage in the Indian market, with nearly 95% of the mill's energy requirements being met out of captive co-generation. **Your Company's continuing focus on energy management (details set out in the Annexure to this Report) enabled the business to receive, for the third year in succession, the "Excellence in National Energy Conservation (ENCON)" award from the Confederation of Indian Industry.** In this context, the move to levy a cess on captive generation of electricity in Andhra Pradesh impedes progress towards international competitiveness, particularly since co-generation conserves resources that would otherwise be wasted.

As stated in this Report in earlier years, your Company is committed to a unique wood fibre strategy that seeks to address the competitiveness of the paperboards value chain and simultaneously contribute to the broader issues of wasteland development and rural employment. This pioneering endeavour envisages leveraging in-house bio-technology based research to make available high-yielding clones and seedlings of the desired pulp wood species, together with extension services to farmers engaged in plantation of pulp wood on their marginal private wastelands. The quality of these clones and seedlings has been tested for effectiveness in more than 17500 hectares of plantations. During 2003-04, the scope and pace of such plantations increased significantly. 31 million saplings were planted compared to 20 million and 3.9 million respectively in the previous two years. The learnings accumulated in the successful cloning of Eucalyptus were extended to other species, notably Subabul. Your Company's ongoing research programme also draws upon the biotechnology capabilities of the Council for Scientific and Industrial Research to develop high yield pulpwood species. During the year the business commenced field trials of two hybrids with superior fibre properties. It is the strategic intent of your Company to progressively achieve self-sufficiency in fibre requirements in the command areas around the mill at Bhadrachalam. Sustained commitment to this unique partnership encompassing the farming community, extension service providers, research agencies and your Company will increase access to cost effective fibre, while simultaneously bringing into productive use vast tracts of degraded land and contributing to the restoration of ecological balance. Your Company's afforestation mission goes beyond regenerating wastelands. It enhances farm incomes and generates sustainable employment, carrying the potential to benefit 1.2 million people in remote, tribal areas in the economic vicinity of the paperboard mill.

Another milestone in the relentless pursuit of attaining international competitiveness relates to the significant reduction in water consumption during the year to 97 CuM/Mt from 145 CuM/Mt in 02-03 in respect of the Specialty Papers unit at Tribeni. Apart from enhancing input cost competitiveness and product quality, this initiative contributes to conservation of water resources, underlining yet again your Company's commitment to sustainable development.

In addition to the strategic initiatives discussed herein, the business seeks to address growth challenges in a fast globalising market through a number of interventions aimed at improving competitiveness through internal efficiencies. Such interventions include: (a) implementation of Total Productive Maintenance for production loss minimization, and enhancement of quality and productivity (b) installing e-procurement systems for improving buying efficiency of key inputs and (c) leveraging synergies across businesses within ITC through integrated logistics management for lowering transportation and warehousing costs.

The growing sophistication of the Indian consumer is expected to accelerate the demand for high quality packaging, and in turn for world-class paperboards. With expectations of robust growth in the Indian economy, the per capita consumption of paper in India can increase beyond the current 5 kg per annum to progressively approximate the world average of 54 kg per annum. Your Company, on the strength of its growing competitive capability is best poised to tap this potential.

Packaging and Printing

The Packaging and Printing business of your Company continued to induct world-class technology towards consolidating its position as the country's leading provider of value added paperboard packaging. This SBU supports the competitiveness of your Company's FMCG businesses through discernibly superior packaging solutions. The strengthened packaging capability enabled the introduction of superlative quality, premium international packaging formats by your Company's Cigarettes business including round corner packs, pillow packs and bevelled edges. Innovation in the Packaging and Printing business enabled value addition to your Company's cigarette brands besides conserving foreign exchange by substituting imports. In order to service the attractive export market, an Export Oriented Unit (EOU) was set up in Tiruvottiyur for the manufacture of shoulder boxes used in the packaging of premium cigarettes, cigars and boutique products. The SBU also inducted packaging innovation in your Company's Other FMCG business segment including Branded Foods, Lifestyle Retailing and Incense Sticks businesses, enhancing product functionality and appeal. Investments in foil stamping and spot UV capability were also made during the year in order to provide additional value to domestic and export customers. Both factories - Munger and Chennai - registered improvements in productivity and retained certification to ISO 9000 and 14000 standards. **The Munger unit also received the British Sword of Honour during the year for high standards of Safety.**

D. AGRI BUSINESS

Cigarette Leaf Tobacco

The cigarette leaf tobacco industry in India operates in an environment of seriously escalating challenges, both domestic and external. While domestic demand is constrained by the progressively declining share of cigarettes compared to other forms of tobacco consumption, export market access is increasingly being dominated by issues relating to non-tariff barriers and regionalisation of business due to formation of trade blocks such as AFTA. Stringent international standards on pesticide residues and Non-Tobacco Related Matter (NTRM) necessitate compliance with globally benchmarked product integrity and traceability protocols. The trend of increasing global usage of blend adjuncts like reconstituted tobacco and expanded tobacco is leading to increased demand for lower value by-products, thereby adversely affecting margins. Growing production and exports from two of the largest tobacco producing countries, Brazil and China, further compounded competitive pressures. While Brazil increased production by 200 million kgs. to take advantage of the shortfall in Zimbabwe's output, India could not capitalise on this opportunity in the absence of high quality flavourful tobaccos varieties. Chinese tobacco exports continued to grow on the back of their strategy of moderate taxation of cigarettes and the resultant investment in upgrading tobacco quality.

Severe competitive pressures in overseas markets, coupled with the shift in domestic tobacco consumption away from cigarettes, erode the economic potential of the tobacco sector in India, particularly at the farm end of the value chain. **A stable and equitable cigarette taxation policy will result in a shift from consumption of low-end tobaccos to high-end cigarette tobaccos in line with consumer aspirations. A strong domestic demand base will provide the Indian tobacco farmer assured market at fair prices and serve as a buffer from the volatilities of international markets. Growing demand for high quality tobaccos can thus improve farm incomes in regions with no remunerative alternate farming options, and simultaneously enhance export earnings by aligning production to market requirements.** Such a strategy can considerably enhance India's share of world tobacco trade from the current 0.7% and improve the world market standing of the second largest tobacco producing country from the current rank of 5.

In the back-drop of these adverse conditions, it is particularly heartening that your Company's tobacco exports during 2003-04 at 33 million kgs represents a growth of 40% over the previous year in volume terms and 20% in US dollar terms. The steep appreciation of the Rupee however, meant a lower growth of 11% in rupee terms. Apart from cementing relationships with existing prime customers, the business broke ground with 22 new customers registering a growth of 160% in the turnover from the new customer segment. This aggressive export growth was achieved on the back of intensified customer contact in chosen markets and value added customer-centric services, backed by the ability to provide a wide range of quality tobaccos and distinctive grades.

The criticality of crop development and research cannot be over-emphasised in the context of sustaining agri-business growth. Your Company intensified the focus on crop development resulting in several significant initiatives including development of new varieties of seeds and hybrids in the Northern light soil regions of Andhra Pradesh and in the Mysore tobacco areas. Such crop development efforts over time have contributed in significant measure towards improved farm yields. Your Company also facilitated the scaling up of drip irrigation and adoption of tray nursery technology to improve seedling productivity.

Your Company's state-of-the-art processing lines at Chirala reached optimum productivity levels in throughput and yields, besides ensuring superior product quality. These processing lines now represent the global benchmark for green leaf threshing plants.

In line with your Company's continuing commitment to world-class quality, the second processing plant at Anaparti was modernized during the year to equate with the standards at Chirala. **Both processing plants earned the Greentech Foundation award, a measure of your Company's commitment to the highest standards of Environment, Occupational Health and Safety.**

During the year, the Cigarette Leaf Tobacco business implemented an ERP system in order to enhance supply chain efficiencies, sharpen business analytics and support product traceability. This integrated IT solution leverages contemporary technology including hand-held terminals and wireless connectivity through VSATs, thereby enabling seamless information flow from even the most remote rural locations.

These initiatives would not only improve your Company's export competitiveness but also support the quality enhancement objective of your Company's cigarettes business.

Agri Commodities

As a leading agri-based company in India, ITC has been engaged in leveraging information technology to transform rural economics and, as a consequence, evolve from a commodity exporter to a major player across the agricultural value chain, both as a buyer of high quality produce and as a provider of world-class goods and services. Towards this end, your Company continues to register considerable progress in implementing the pioneering e-Choupal initiative. This internet based model carries the potential of addressing several issues confronting the competitiveness of the Indian agri value chain. As elaborated in this Report over the last two years, the e-Choupal initiative uses information technology to:

1. Deliver real-time information and customized knowledge to improve farmers' decision making ability, and thereby better align farm output to market demands while securing product traceability, better quality, productivity and improved price discovery;
2. Aggregate demand in the nature of a virtual producers' cooperative and thereby access higher quality farm inputs and knowledge at lower cost; and
3. Set up a direct marketing channel virtually linked to the mandi system for the purpose of price discovery, yet eliminating wasteful intermediation and multiple handling, thus reducing transaction costs and improving efficiency of logistics.

This model operates within the unique structure of Indian agriculture by reaching out to small farmers, who constitute the overwhelming majority. e-Choupal enables a quantum improvement in the cost and quality of extension services so necessary for improved productivity by conferring the power of expert knowledge on even the smallest of farmers. Further, this digital infrastructure can also be used for channelising services related to credit, insurance, health, education and entertainment. In this context, efforts are under way to partner with commodity exchanges to facilitate adoption of sound risk management practices by the farming community.

On the sourcing side, the benefits from e-Choupals testify to the validity of the assumptions of efficiency gains through virtual integration of the supply chain. The value of agricultural produce procured during 2003-04 from the e-Choupal network increased more than three fold compared to the previous year. Earnings from agri commodity exports for 2003-04, on the back of stellar Soy crushing operations, reflect a substantial underlying growth of 78% over 2002-03, excluding the once-off opportunity exports of non-basmati rice in the previous year. Introduction of value added products aligned to requirements of global customers, such as processed fruits, enabled inroads into new markets. Your Company has also been engaged in progressively broadening the range of agri products towards enabling a higher order of value capture for the Indian agri value chain. Towards this end, your Company commenced exports of Chillies during the year and also gained a beachhead entry in the export of high value organic produce.

As stated earlier in this Report, your Company's Agri business is engaged in leveraging its agri sourcing capability to support ITC's Branded Packaged Foods business. Commencing in 2002-03, this unique capability of your Company is being leveraged to source high quality wheat for the 'Aashirvaad' brand of atta, besides securing cost advantages through efficient procurement. Such capability enabled consumers repose growing trust in the 'Aashirvaad' brand, creating in the process, an enviable franchise as the hallmark of consistent high quality.

Your Company continues to rapidly scale up the e-Choupal model across the geographies and commodities where deep rural linkages have been nurtured for over a decade. **As of April 2004, this strategic initiative, rural India's largest internet-based intervention of its type, reaches out to more than two million farmers in 24,000 villages through 4137 Choupals in the states of Madhya Pradesh, Karnataka, Andhra Pradesh, Uttar Pradesh, Maharashtra, Rajasthan and Kerala.**

ITC's investment in such a valuable e-infrastructure thus creates abiding value for the farmer through empowerment, value addition and efficient linkages with domestic and overseas markets. This investment also strengthens your Company's two-way rural linkage by placing ITC in a unique position of trust with the farming community as a reliable supplier of goods and services, thereby supporting its own competitiveness. In order to effectively leverage the market created through enhanced rural incomes, your Company is engaged in executing several pilots in rural marketing including farm inputs, consumer durables, vehicles, insurance and marketing services through the e-Choupal infrastructure. These pilots successfully demonstrated value for rural consumers, brand owners and for your Company. Thus e-Choupal can serve as a basis for powerful partnerships with those who wish to obtain the benefits of such a wide and deep rural marketing and distribution capability.

Your Company also believes that resource development initiatives around e-Choupals can serve to reinforce relationships with rural communities. Towards this end, your Company commenced pilot activities relating to water harvesting and cattle quality improvement in two districts each of Madhya Pradesh and Uttar Pradesh. The success of these developmental initiatives will demonstrate the potential of the e-Choupal infrastructure as an effective delivery mechanism for upgrading social infrastructure. **Recognising the role that business can play in contributing to sustainable development, your Company's e-Choupal initiative was awarded the inaugural 'World Business Award' instituted jointly by the International Chamber of Commerce (ICC), the United Nations Development Program (UNDP) and the HRH Prince of Wales International Business Leaders Forum (IBLF) in support of the United Nations' Millenium Development Goals.**

Execution of such a bold strategy encompassing myriad constituents necessitates serious investment in capability building. Specially designed training and on-the-job inputs enable development of identified competencies across all levels of organisational activity. The average number of training days per employee was 12 during the year. The Risk Management policy of the business was strengthened, incorporating both internal learnings arising from scaled up operations and global best practices. The business is also engaged in implementing ERP, a mission critical IT initiative, to complement its robust CRM and supply chain systems, and thereby create a strong IT backbone to support physical fulfillment capability. Over time, the quality of execution would make the decisive difference in ensuring that the e-Choupal intervention realizes the vast potential as an instrument of convergence between sustainable shareholder value creation and the larger goal of contributing to societal value creation.

NOTES ON SUBSIDIARIES

The following may be read in conjunction with the Consolidated Financial Statements enclosed with the Accounts, prepared in accordance with Accounting Standard 21. Your Company has been exempted from the provisions of Section 212(1) of the Companies Act, 1956 relating to the attachment of the accounts of its subsidiaries to its Accounts. Shareholders desirous of obtaining the annual accounts of your Company's subsidiaries may obtain the same upon request. The annual report and accounts of the subsidiary companies will be kept for inspection at your Company's registered office and that of the subsidiary company. Further, the annual report and accounts of the subsidiary companies will also be available at the 'Shareholder Value' section of your Company's corporate website, www.itcportal.com in a user friendly, downloadable format.

Surya Nepal Pvt. Limited

The Nepalese GDP witnessed a welcome return to growth of around 2.3% during the year ended

32nd Ashad 2060, compared to a decline of 0.6% in the previous year. Operating conditions continued to be challenging in view of insurgency and internal disturbance which caused disruptions in supply chains.

Despite difficult trading conditions, the Company's strategies of proactively managing its supply chain, continuously adding value to brands, consistently improving productivity, together with strategic cost management initiatives resulted in substantial growth in Sales and Profit after Tax. For the 12 month period ending 13th March 2004, Sales crossed Nepalese Rs.383 crores, while Profit after Tax touched Nepalese Rs.36 crores. Surya Nepal continues to be the single largest private sector contributor to His Majesty's Government Exchequer, accounting for about 30% of total excise duty collections and nearly 4% of total tax revenues. During the year, Surya Nepal declared a dividend of Nepalese Rs.135 per share.

In a bid to provide variety to consumers and thereby add value to brands, the Company launched the International Flat 10 slim pack for its trade mark 'Surya' and modernized packaging for the 'Shikhar' brand. The superior value proposition of the Company's brands enabled consolidation of leadership in the Nepalese cigarette industry despite the entry of major international brands in the King size segment.

Certification of the cigarette factory was upgraded to ISO 9001 – 2000 in recognition of improved product and process quality. In-house production of filter rods continued satisfactorily, with the plant attaining South East Asian benchmarks in quality, efficiency and waste management.

As stated in this Report last year, Surya Nepal commenced exports of high quality garments to India. Nearly 1.5 million pieces were exported till March 2004. In view of the growing opportunity for exports, the Company also invested in a state-of-the-art manufacturing facility in Nepal, which commenced commercial production from January 2004. The investment significantly enhanced competency to deliver world-class quality and reduced response time. Encouraged by this success, the Company is actively exploring opportunities for profitable exports to other countries.

ITC Hotels Limited

The year under review witnessed recovery in the travel and tourism industry in India, with foreign tourist inflows growing by over 15%. ITC Welcomgroup, with its world-class hoteliering capability and unparalleled positioning in chosen consumer segments, namely super deluxe, 5 star, mid-market and heritage properties, consolidated its leadership. Favourable market conditions, together with competitively superior product and service offerings enabled ITC Hotels Limited to earn a gross income of Rs.168.72 crores, representing a growth of over 22%. Profit before tax for the year ended 31st March, 2004 grew substantially to Rs.27.83 crores (previous year Rs. 1.44 crores). In view of the robust performance and the positive outlook for the near and long terms, the Board of Directors recommended payment of dividend at the rate of Rs.2/- per equity share. The ITC Welcomgroup chain's foreign exchange earnings for the year 2003-2004 amounted to Rs.265.21 crores comprising Rs.127.21 crores earned by the hotel properties of ITC Limited, Rs.72.17 crores earned by the hotels owned and licensed by ITC Hotels Limited and Rs.65.83 crores by the other properties of the chain.

In a tribute to the globally benchmarked standards of operations in the ITC Welcomgroup chain, ITC Hotel Sonar Bangla Sheraton & Towers in Kolkata was declared one of the Best Hotels of the World by ABTA Travelspirit (Association of British Travel Agents).

A major source of competitive advantage for ITC Welcomgroup is the chain's Food and Beverage excellence expressed through trusted brands enjoying enviable consumer franchise: Bukhara, Peshawari, Dum Pukht, Dakshin and PanAsian. The commitment to consistently high quality standards continues to earn worldwide accolades. **The world famous Bukhara restaurant was once again voted the 'Best Indian Eatery' by the internationally renowned 'Restaurant' magazine. Dublin, the Irish pub at ITC Hotel Maurya Sheraton & Towers in Delhi, has been adjudged one of World's best 25 bars by ABTA Travelspirit.**

The Company continues to reinforce concern for the environment, water and energy conservation and safety through a host of initiatives. Eight hotels in the chain are currently accredited with ISO 14001 certification for Environment Management Systems. **ITC Hotel Maurya Sheraton & Towers, New Delhi won the Gold category Greentech Foundation Safety Award. ITC Hotel Windsor Sheraton & Towers, Bangalore won the Golden Peacock Environment award for the Year 2003-04. WelcomHotel Mughal Sheraton and WelcomHotel Rajputana Palace Sheraton won Greentech Foundation Environment Awards. ITC Hotel Grand Maratha Sheraton & Towers, Mumbai won the 5 Star rating of the British Safety Council.** The slew of awards and accreditation testify to the contribution towards sustainable development.

The service edge of ITC Welcomgroup, spanning cuisine, accommodation, safety and security is manifest across 55 properties in 43 locations. Apart from partnering in the growth of the holding company, ITC Hotels also seeks to capture the attractive growth opportunities in the burgeoning budget travel. Towards this end, the Company's subsidiary Fortune Park Hotels entered into management contracts with three hotels in Gurgaon, Chennai and Vijayawada. These mid-market hotels are expected to commence operations by end of 2004, thereby enhancing presence in this segment to 1515 rooms across 18 locations.

Russell Credit Limited

During the year, the Company earned a profit after tax of Rs.16 crores representing a growth of 27%.

The Company successfully bid for and acquired the shareholding of the Government of Andhra Pradesh (4.7%) in VST Industries Limited (VST). The Company held 22,02,529 equity shares of VST (14.3%) as at close of business on 31st March, 2004.

As stated in earlier Reports, a suit was filed by an individual in the High Court at Calcutta, seeking an injunction against the Company's Counter Offer to the shareholders of VST Industries Limited, made in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to a Public Offer made by an Acquirer, which closed on 13th June, 2001. The High Court at Calcutta, while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the Company and the other Acquirer, would be subject to the final Order of the High Court, which is still awaited. Similar suits filed by an individual and two shareholders, in the High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

BFIL Finance Limited

The Company continues to focus on recoveries through negotiated settlements including property settlements and pursuing legal cases against various defaulters. Some of the property settlements received were offered to banks in settlement of dues. During the year settlement was reached with three banks and one financial institution.

Gold Flake Corporation Ltd, Wills Corporation Ltd., Greenacre Holdings Ltd. & MRR Trading and Investment Company Ltd.

There were no major events to report with respect to these companies.

Landbase India Limited

As stated in the Report of the Directors last year, development of golf based resorts present attractive long term prospects in view of their growing popularity the world over. The business of Landbase India Limited (LBI) complements the resort development capabilities residing in your Company's hotels business. In order to realise operating synergies and redeem value from your Company's exposure, an understanding was concluded during the year to acquire the balance 30% shareholding in LBI from the other shareholders. This acquisition was completed on 26th May 2004, whereupon LBI became a wholly owned subsidiary of your Company.

ITC Infotech India Limited

Large global corporations continued to pursue outsourcing as a route to strategic cost management, fueling the movement of IT services and other business processes to competitive offshore bases like India. However, apprehensions of job losses in these countries resulted in political opposition, triggering in some cases legislative interventions to contain outsourcing. While these developments have slowed the momentum towards outsourcing in the short term, the long-term trend in this direction is likely to remain unaffected, particularly with global firms replicating the offshore services model of Indian software companies. Consequently the source of competitive advantage for Indian software firms will have to extend beyond mere arbitrage in manpower costs to value added services, backed by world-class infrastructure, adequate talent pool of human resources with relevant skill sets and superior delivery processes.

In order to acquire and retain customers, ITC Infotech India (I3L) focused on building differentiating skill sets to access customers, offering an integrated suite of services and providing key competitive advantages and risk assurance to their overseas clients. Accordingly, the Company inducted several senior professionals with considerable industry experience. Broadening of the skill base enabled development of a strong Customer Relationship Management (CRM) practice. Emphasis on reuse of technology and business knowledge components was reinforced to obtain productivity gains. Assurance of globally benchmarked levels of process and service quality through adherence to CMM Level 5 process and ISO 9001 standards enhanced the market standing of the Company as a world-class IT services provider. Dedicated delivery and account management teams were set up to address key accounts and improve customer satisfaction and retention. The Company's state-of-the-art infrastructure at ITC Infotech Park in Bangalore provides distinctive competitive strength. The development centers for the CRM and Product Lifecycle Management Practices were registered as Software Technology Parks during the year.

Effective execution of strategy enabled I3L cement its strategic relationship with the market leader in product lifecycle management (PLM) software, winning one of the largest outsourcing orders from the US during the year. Likewise, the global leader in software solutions for the hospitality industry was added to the client list.

During the year ended 31st March 2004, Revenues grew by nearly 62% to Rs.79.19 crores (previous year Rs.48.97 crores). The Company reported a positive EBITDA of Rs.0.48 crores against a loss of Rs.4.95 crores in the previous year, reflecting a turnaround in operations and growth in customer acquisitions. Margins remained under pressure due to higher cost of customer acquisition and investment in superior delivery processes and project management skills. While prices stabilized in the latter half of the year, the depreciation of the US dollar adversely impacted profitability.

The Company issued and allotted 1,50,00,000 Equity Shares of Rs. 10/- each, for cash at par, on a Rights basis, to the existing shareholders of the Company. As a result, the paid up Capital of the Company increased from Rs.10,20,00,000/- to Rs.25,20,00,000/- with effect from 2nd June, 2003.

During the year under review, ITC Infotech Ltd, UK, a wholly owned subsidiary of I3L, registered a turnover of GBP 7.75 million (previous year – GBP 5.23 million) and a net profit of GBP 0.33 million (previous year – GBP 0.42 million). The company declared a dividend of 40p per share for the financial year ended 31st March 2004.

As stated in this Report last year, I3L had received the approval of the Reserve Bank of India to invest a further US$ 2.5 million in the equity capital of ITC Infotech (USA), Inc. (I2A), a wholly owned subsidiary. Accordingly, I3L invested US$ 1.8 million in the equity share capital of I2A in the previous year. During the year under review, I3L invested a further amount of US$ 0.35 million in the equity share capital of I2A by subscribing to 3,500 Common Shares without par value for cash at US$ 100 each. During the year under review, ITC Infotech (USA), Inc. registered a turnover of US$ 3.87 million (previous year – US$ 2.75 million) and a net loss of US$ 0.36 million (previous year – US$ 0.36 million).

As also stated in this Report last year, I3L had concluded a Shareholders' Agreement with ClientLogic Operating Corporation, USA (CL) in order to leverage the growing opportunity in IT enabled services. Consequently I3L invested Rs 14.97 crores by subscribing to 1,49,75,000 equity shares of Rs 10/- each for cash at par in CLI3L e-Services Limited during the year. CLI3L e-Services Limited (CLI3L) was incorporated on 29th January 2003 and commenced commercial operations on 1st June 2003. The joint venture rapidly consolidated operations and is well poised to exploit the business potential in this sector. CLI3L registered a Gross Income of Rs 35.46 crores and a net profit of Rs 1.08 crores during the period commencing on 29th January 2003 and ending on 31st March 2004.

Software testing is emerging as another area of large opportunity. Equally content management is another promising area where demand is being fueled by the requirements of the Sarbannes Oxley Act in the U.S.A. and other similar governance frameworks in other countries. I3L is gearing up people and processes to leverage these opportunities. The Company continues to invest in comprehensive human resource management systems and processes with particular focus on training and development. Competency mapping and capability building for knowledge leadership remain the focus areas. An emerging position of leadership in Product Lifecycle Management software, increasing competence in the CRM space, the development of an ERP practice, globally benchmarked quality processes, growing depth of project experience together with superior infrastructure provide the robust platform to address future growth challenges.

ITC Global Holdings Pte. Ltd.

Since 8th November 1996, the Judicial Managers have been conducting the affairs of ITC Global under the authority of the High Court of Singapore.

The Judicial Managers had indicated to your Company that the outstanding dues of ITC Global to its creditors were likely to be around US$ 50 million (apart from the debt of approximately US$ 10 million owed by ITC Global to ITC and for which your Company has already filed its formal Proof of Debt to the Judicial Managers) and had sought your Company's financial support to ITC Global to enable it to settle with its creditors. Your Board does not accept any liability in this regard and has accordingly advised the Judicial Managers.

However, without prejudice, and with the intention of preserving the goodwill of the international banking and other investing communities and thereby subserve your Company's future business interests in a fast-globalising economy, your Company proposed a goodwill assistance of US$ 26 million to ITC Global. It was made clear that this would be subject to your consent and all necessary approvals from all Government and other authorities, both at Singapore, and in India, and also subject to concluding a comprehensive agreement between your Company and the Judicial Managers in this regard. However, before your Board could consider the draft agreement as forwarded by the Judicial Managers, your Company's Singapore lawyers received a letter from the lawyers of the Judicial Managers containing certain baseless and unwarranted allegations against your Company. Subsequently, your Board, while approving the draft Agreement stipulated a condition that the execution of the agreement will be subject to the receipt of an unconditional apology and withdrawal of the allegations and offensive comments made against your Company by the Judicial Managers in their letter. Although, initially it appeared that the Judicial Managers would be complying with the stipulations of your Board, they have, instead filed a baseless and vexatious Writ against your Company before the Singapore High Court claiming approximately US$ 18.10 million from your Company. After obtaining suitable legal advice, your Company has filed an appropriate application for the dismissal of the Writ, which is pending. Given this situation, there is no likelihood of progressing further with your Company's previously proposed goodwill assistance to ITC Global.

NOTES ON JOINT VENTURES

ITC Filtrona Limited

ITC Filtrona maintained its market leadership in the Indian cigarette filter industry with nearly 58% value share. Gross Sales for the year ended 31st December 2003 at Rs.68.97 crores represented a growth of 2.4% over the previous year. Profit after Tax grew by 10.56% to Rs.5.13 crores. The Board of Directors of the Company recommended a dividend of 50% for the year against 25% in the previous year.

The speciality filters production capability acquired during the previous year enabled the Company to make an entry into export markets for this segment. During the year, exports touched 48 million filter rods including 14 million speciality flavour filter rods. ITC Filtrona became the first cigarette filter company in the world to receive the SA 8000 certification.

The Company continues its focus on remaining competitive and supporting quality improvement in the Indian Cigarette industry through product development and superior filter solutions.

King Maker Marketing Inc.

King Maker Marketing Inc. (KMM), a company registered in the State of New York, USA, has been enabling your Company's foray into the US tobacco and FMCG market. KMM also provides market research services for several clients.

Difficult trading conditions in the US market were exacerbated by multinational cigarette companies enhancing their wholesale and retail margins and discounts. This situation was further compounded by some manufacturers continuing to avoid payments into the escrow fund of the Master Settlement Act and consequently resorting to unfair pricing. Despite such market adversity, Sales of KMM for the 12 month period ending 31st January, 2004 was US$ 28 million, a growth of 9.6% over the same period last year. King Maker Marketing Inc. paid your Company a preferential dividend of US$ 650,000.

REAL ESTATE

As stated in this Report last year, your Company expects to redeem its investments over time as and when economic revival makes it attractive to develop the substantial real estate assets. During the year under review there were no significant events to report in this area.

AUDIT AND SYSTEMS

Your Company believes that internal control is a necessary concomitant of the principle of governance that freedom of management should be exercised within a framework of appropriate checks and balances. Your Company remains committed to ensuring an effective internal control environment that provides assurance on the efficiency of operations and security of assets.

Your Company's well established internal audit process continuously monitors the adequacy and effectiveness of the internal control environment across the various businesses and the status of compliance with operating systems, internal policies and regulatory requirements. It also assists in the formulation of major risk management policies. Efforts continue to be directed at securing adequacy and effectiveness of laid down systems and policies, particularly in the new business initiatives. In the networked IT environment of your Company, validation of IT security continues to receive focused attention of the internal audit team which includes IT specialists. The Internal Audit function also reviews the quality of planning and execution of all ongoing projects involving significant expenditure to ensure that project management controls are adequate.

The Audit Committee of your Board met ten times during the year. It reviewed the adequacy and effectiveness of the internal control environment and monitored implementation of internal audit recommendations. It also engaged in overseeing financial disclosures and in reviewing your Company's risk management policies.

HUMAN RESOURCE DEVELOPMENT

It is your Company's belief that the competence and commitment of its people are key drivers of competitive advantage enabling your Company deliver unique customer value and compete successfully in the market place. Your Company endeavours to strengthen organisational culture in order to attract and retain the best talent and bring out the best in people. Employees are rewarded with opportunities for learning and value addition, competitive remuneration and rapid career advancement.

Your Company's human resource management systems and processes aim to create a responsive, market-focussed, customer-centric culture and enhance organisational vitality, so that each business is internationally competitive and equipped to seize emerging market opportunities.

Creating and fostering a culture of distributed leadership has been a cornerstone of your Company's human resource strategy. It is your Company's belief that the competitive capability of an enterprise depends largely on the organisation's ability to learn continuously and manage knowledge effectively. An enabling environment that fosters continuous learning and innovation, therefore, remains a key focus area.

Your Company believes that the aspiration to create enduring value for society and the nation provides the motive force to employees to enhance value creation for the shareholder on a sustainable basis. Your Company acknowledges the contribution of its 13,700 world-class employees and the spirit of commitment, collaboration and partnership demonstrated by them in realising the Company's vision.

ENVIRONMENT, OCCUPATIONAL HEALTH & SAFETY

Your Company believes that enterprises are not only accountable for financial results but carry a much wider responsibility towards the economy, environment and society. In line with this philosophy your company continues to invest substantial resources towards sustaining and continuously improving standards of environment, occupational health and safety in a bid to attain and exceed international benchmarks. Various international and national awards and accreditations cited earlier in this Report and in the Reports of prior years stand testimony to ITC's commitment.

Your Company's initiatives in Environment performance are a source of pride, contributing in substantial measure to key national priorities. **ITC achieved the status of a Water Positive Corporation for the second successive year.** Significant efforts by all units of your Company in conserving water, encompassing recycling, use of water miserly technologies, rainwater harvesting and watershed development, ensured that the total rainwater harvesting capacity created upto 2003–04 is almost double the water consumed. Your Company remains committed to minimising the impact of its operations on global warming. As stated earlier in this report, your Company supports large-scale tree plantations on private wastelands. ITC's farm and social forestry initiatives enabled sequestration of a sizable portion of carbon dioxide releases. It is your Company's endeavour to progressively position ITC as a Carbon Positive enterprise.

Each of your Company's units operate to world-class standards of Occupational Health and Safety. Most of your Company's units whether a cigarette factory, leaf threshing plant, printing unit, research centers or hotels, maintained an enviable zero Lost Time Accident record during the year. Aggregate Lost Time Accidents of all units of your Company continued the trend towards zero, touching 27 in 2003-04, a reduction of 23%.

Such a focus on EHS was made possible due to collective endeavour of your Company's employees at all levels. Adoption of sound EHS strategies, benchmarking to global standards, and regular audits was backed by intensive training in order to continuously improve EHS performance. This year again your Company invested over 10,000 person-days in EHS training. Glimpses of your Company's range of EHS initiatives are set out in the pictorial section of this Report, highlighting the contribution towards sustainable development.

EXCISE

In the Report & Accounts of the last seventeen years, your Directors have mentioned that a Show Cause Notice dated 27th March, 1987 was issued to your Company for alleged evasion of Excise Duty during the period from 1st March, 1983 to 28th February, 1987. Your Company and its contract manufacturers were asked to show cause as to why they should not be required to pay duty at the higher slab corresponding to the actual price of cigarettes alleged to have been charged by the retailers, amounting to an unprecedented sum of Rs. 803.78 crores besides other penalties in law.

The Commissioner of Central Excise, Delhi, by an Order dated 29th December, 1995 confirmed a differential excise duty demand of Rs. 681.54 crores against your Company and also levied a penalty of Rs. 66.50 crores on it. Personal penalties aggregating to Rs.3.15 crores were also imposed on six ex-Directors of your Company. The Commissioner also confirmed a demand of Rs. 118 crores on seven contract manufacturers of your Company and levied penalties on them aggregating to Rs. 7 crores.

Your Company preferred an Appeal to the Customs Excise and Gold (Control) Appellate Tribunal (CEGAT) against the Commissioner's Order dated

29th December, 1995. Similarly, all six ex-Directors of your Company, as well as the contract manufacturers, preferred Appeals. It may be mentioned that, during the pendency of the appeals in the CEGAT, your Company made a pre-deposit of an aggregate amount of Rs. 350 crores between 30th April, 1996 and 1st January, 1997, in terms of a stay order dated 15th March, 1996 passed by the CEGAT.

The CEGAT, by an Order dated 4th September, 1998: -

a) set aside the demand of differential excise duty on the contract manufacturers of ITC ;

b) set aside the penalties imposed on ITC, six of its ex-Directors and its contract manufacturers ;

c) set aside the quantification of the excise duty demand on ITC ; and

d) remanded the matter to the Adjudicating Authority for fresh quantification of duty demand on ITC in accordance with the guidelines provided in the Order and after giving ITC an opportunity of personal hearing.

Since your Company believes that it has no legal liability to pay any differential excise duty, and the Order of the CEGAT is, therefore, unsustainable in law, the Company has filed an Appeal in the Supreme Court. The Excise Department has also filed Appeals challenging the CEGAT's Order. At the admission stage, the Supreme Court, on 15th January, 1999 passed an Order to the following effect: -

a) The Appeal filed by the Company against the CEGAT's Order holding the Company liable for differential duty has been admitted.

b) The Appeal filed by the Excise Department in respect of the Company has been admitted; adjudication proceedings for fresh quantification of differential duty in accordance with the CEGAT's Order may continue, but no orders pursuant to such proceedings shall be passed without the leave of the Supreme Court.

c) Excise Department's appeals in respect of the contract manufacturers have been admitted only on the limited question of their liability, if any, upto six months preceding the Show Cause Notice.

d) Excise Department's appeals challenging the quashing of penalties imposed on the former Directors have been dismissed.

The hearing on the appeals filed by your Company and the Excise Department concluded in December 2003, and judgement is awaited.

A few days before the CEGAT passed its Order on 4th September, 1998 the Excise Department filed criminal complaints on 30th August, 1998 in the Economic Offences Courts at Meerut, Bangalore, Mumbai, Patna and Kolkata against the Company and the six ex-Directors on the basis of Order of the CCE, Delhi dated 29th December, 1995. These prosecutions are being contested by your Company and the individuals.

On applications moved by the ex-Directors, the proceedings before the Bangalore, Kolkata and Meerut Courts have been stayed by the High Court of Karnataka, the Calcutta High Court and the Allahabad High Court respectively.

With regard to the period prior to March, 1983, various Show Cause Notices were issued in respect of the Bangalore, Saharanpur and Munger factories of the Company between 1975 and 1985. These Show Cause Notices were assigned to the Director General of Inspection, Customs & Central Excise, New Delhi ('DG') who passed his Order on 10th April, 1986. Although the differential duty payable under the DG's Order was determined and paid by your Company on an admitted interpretation of Rule 5 of Central Excise (Valuation) Rules (which interpretation has since been upheld by the CEGAT and affirmed by the Supreme Court), the Excise Department raised doubts on such interpretation and issued revised demands under the DG's Order, in respect of Bangalore, Munger and Saharanpur factories. The Bangalore demand for Rs.27.58 crores was set aside by the Commissioner (Appeals), Bangalore, by his Order dated 22nd November, 1999 against which the Department filed an Appeal and the same was dismissed by the CEGAT, Chennai vide its order dated 18th December 2003. The Saharanpur demand of Rs.80.30 crores was confirmed by the Commissioner (Appeals) to the extent of Rs.76.03 crores, against which your Company filed an Appeal before the CEGAT, Delhi. By an Order dated 28th November, 2001, a three-member Bench of the CEGAT to whom the Appeal was referred, answered all questions arising in the

Appeal in favour of your Company. Thereafter, the CEGAT by its Order dated 2nd August, 2002 allowed the appeal of your Company by setting aside the demand for Rs.76.03 crores and remanding the matter to the Asst. Commissioner for re-quantification in accordance with the Order of its three-member Bench. The Department has filed an Appeal before the Supreme Court which has been admitted for hearing. As regards the Munger factory the revised demand of Rs.8.29 crores under the DG's Order was dropped by the Commissioner of Central Excise, Patna vide his Order dated 20th September, 2001.

As mentioned in the Report of the Directors for 1987 and thereafter, the Excise Department, during 1987 and 1988, again reopened some of the issues already settled by the Order of the DG, by issuing fresh Show Cause Notices in respect of the period upto 28th February, 1983. The Notices proposed to recover differential duties of Rs.43.88 crores (for Munger factory), Rs.143.22 crores (for Bangalore factory), Rs.31.05 crores (for Kidderpore factory), Rs.41.51 crores (for Parel factory) and Rs.26.43 crores (for Saharanpur factory). All these Notices were assigned to the Commissioner of Central Excise, Delhi, for investigation and adjudication. Your Company, apart from denying any liability as claimed in the Notices, challenged the maintainability of all these Show Cause Notices.

As mentioned in the 1997 Report of the Directors, the Commissioner of Central Excise, Delhi, passed orders directing the Departmental Authorities to finalise the assessments in respect of Bangalore, Parel and Munger factories for the pre-March 1983 period. On an Appeal filed by your Company against an Order of the Commissioner, rejecting the Company's contentions on the issue of maintainability, the CEGAT, Chennai, by its judgement dated 13th January, 2000 upheld the contention of your Company and set aside the Bangalore Show Cause Notice for Rs.143.22 crores with the direction, inter alia, that the allegations made therein should be considered while finalising the assessments in respect of the Bangalore factory, which has been your Company's contention all along. Though the Department filed an Appeal in Supreme Court against the Order of the CEGAT, Chennai and the same was pending, pursuant to the order of the CEGAT Chennai, the Assistant Commissioner, Central Excise, Bangalore, by his Order dated 26th July, 2001 demanded a differential duty of about Rs.583 crores for the cigarettes cleared from the Bangalore factory during the period 1st October, 1975 to 28th February, 1983 and this demand also took into account the effect of the DG's order which culminated in the Order dated 22nd November, 1999 passed by the CCE (Appeal), Bangalore. On an appeal filed by your Company, the Commissioner (Appeals), by an Order dated 30th August, 2002, set aside the said Order and Demand dated 26th July 2001. On requantification in accordance with the said Appellate order, the Department has determined that your Company has made excess duty payment of Rs. 3.76 crores. The Department's Appeal against the Order dated 13th January, 2000 passed by the CEGAT, Chennai was dismissed by the Supreme Court by its Order dated 6th March 2003 as infructuous.

Your Company's Appeals against similar Orders passed by the Commissioner of Central Excise, New Delhi during September, 1996 relating to the Show Cause Notices issued in respect of Munger and Parel factories are pending before the CEGAT, Kolkata and Delhi respectively. As regards the Show Cause Notice in respect of Saharanpur factory, your Company has filed a writ petition in the Delhi High Court which is pending.

Despite your Company having, as early as in the year 1986, paid the differential duty on account of notional interest on Security Deposit for excise valuation on cigarette clearances during the period 1st July 1980 to 30th June, 1983 from Parel factory consequent to DG's order, the Excise Authorities were persisting with two more Notices, issued in 1983 and 1984 for a total sum of Rs.57.66 crores. These two Notices were also assigned to the Commissioner of Central Excise, Delhi, for investigation and adjudication. The Commissioner, Delhi, by his order dated 13th September, 1996 rejected your Company's contentions on maintainability of the Notices. By an Order dated 30th September, 1999, the Comissioner of Central Excise, Delhi has confirmed the demand in respect of these two Notices for only Rs.75.27 lakhs (as against Rs.57.66 crores originally proposed) which amount has been directed to be adjusted with the equivalent amount already paid by your Company pursuant to the DG's Order. By the said Order, a penalty of Rs.5 lakhs has also been imposed on your

Company. The Company has filed an Appeal before the CEGAT, Mumbai (subsequently transferred to the CEGAT, Delhi) against the said Order dated 30th September, 1999.

Similarly, though the Company's appeal in respect of the Show Cause Notice relating to Parel factory for Rs.41.51 crores is pending before the CEGAT, the Commissioner of Central Excise, Delhi by his order dated 29th December, 2000 raised a demand for Rs.5.96 crores or such higher or lower amount as may be redetermined by the jurisdictional officer. By the same order the liabilities of the two contract manufacturers were roughly determined at Rs.83 lakhs and Rs.41 lakhs as against the differential duty of Rs.6.65 crores and Rs.2.89 crores respectively proposed in the said Show Cause Notice. Your Company and the contract manufacturers have filed separate Appeals in the CEGAT, against the said Order of the Commissioner. The CEGAT has granted a complete stay against the said demands. The Department has also filed an Appeal against the said Order dated 29th December, 2000 passed by the Commissioner, Delhi before the CEGAT, Delhi.

Prior to the order dated 29th December, 2000 passed by the Commissioner, Delhi, the Deputy Commissioner of Central Excise, Mumbai I, in compliance with the earlier orders of the Commissioner, Delhi, finalised the assessments relating to Parel factory by his Order dated 22nd September, 2000. In terms of the said order, a sum of Rs.87.83 lakhs as excise duty is shown to have been paid in excess by your Company. The Department's Appeal against the said order has been partially allowed as against which your Company has filed an Appeal. All the Appeals against various proceedings connected with the finalisation of assessments for the period prior to March 83 in respect of Parel factory and the two contract manufacturers, were heard by the CEGAT, Delhi in Feb. 2004 and orders are awaited.

With respect to cigarettes and smoking mixtures cleared from the Munger factory, proceedings for finalisation pursuant to remand have resulted in the Deputy Commissioner's Orders dated 29th August 2002 and 8th October, 2002 demanding Rs.13.09 crores and Rs. 1.73 crores respectively. On appeals filed by your Company, the Commissioner (Appeals), Patna has stayed the recovery of the demands on pre-deposit of Rs.2 crores and Rs. 0.55 crores respectively.

So far as the Kidderpore factory is concerned the Notices were set aside and all pre-March 1983 valuation disputes stand resolved pursuant to the finalisation of the provisional assessments.

In accordance with the law laid down by the CEGAT and upheld by the Supreme Court, the exorbitant duty demands under the aforesaid Show Cause Notices and orders on interpretation of Rule 5 of the Central Excise Valuation Rules, 1975 would stand virtually extinguished.

Although your Company in a spirit of settlement, paid the differential Excise Duty that arose out of the Order of the Director General as early as in March 1987, and although the Excise Department's aforesaid Demands had either been quashed or stayed, the Collectorates in Meerut, Patna and Bangalore, during the year 1995, filed criminal complaints in the Special Court for Economic Offences at Kanpur, Patna and Bangalore, charging your Company and some of its Directors and employees who were employed with your Company during the period 1975 to 1983 with offences under the Central Excises & Salt Act, 1944, purportedly on the basis of the Order of the Director General dated 10th April, 1986. Your Directors are advised that no prosecution would lie on the basis of the aforesaid Order of the Director General dated 10th April, 1986. In fact, the Special Court in Kanpur, which initially took cognisance of the complaints, subsequently, on applications filed by the individuals concerned, discharged them. Similar applications were filed by the individuals in the Special Court in Patna, which are pending. On applications moved by the individuals concerned, the Karnataka High Court, by its Order dated 31st August 2001 quashed the complaint in so far as the said individuals are concerned. Following the Order passed by the Karnataka High Court, the Magistrate has quashed the Complaint by his Order dated 28th September, 2001. The Supreme Court has since dismissed an appeal filed by the Department against the order of the Karnataka High Court dated 31st August 2001.

In all the above instances, your Directors are of the view that your Company has a strong case and the Show Cause, the Demand Notices and the Complaints are not sustainable.

Since your Company is contesting the above cases and contending that the Show Cause, the Demand Notices and the Complaints are not sustainable, it does not accept any liability in this behalf. Your attention is drawn to the Note 19(vii) in the Schedules to the Accounts and Note 19 (v) in the Schedules to the Consolidated Financial Statements.

RECOVERY OF DUES FROM THE CHITALIAS AND ENQUIRY BY THE ENFORCEMENT DIRECTORATE

You are aware that your Company had secured from the District Court of New Jersey, U.S.A, a decree for US$12.19 million together with interest and costs against Suresh and Devang Chitalia of U.S.A and their companies, and that the Chitalias had filed Bankruptcy Petitions before the Bankruptcy Court, Orlando, Florida, which are yet to be determined.

As explained in the previous Reports of the Directors, though your Company has written off the export dues in foreign exchange from the Chitalias with the approval of the Reserve Bank of India, your Company continues with its recovery efforts in the Indian suit against the Chitalia associates. The suit is in progress.

In respect of some of the show cause memoranda issued by the Directorate, after hearing arguments on behalf of your Company, the appropriate authority has passed orders in favour of your Company, and dropped those memoranda. Meanwhile, your Company has received summons relating to five cases of prosecution launched by the Enforcement Directorate. These are pending before the Metropolitan Magistrate Court, Calcutta.

In the proceedings initiated by the Enforcement Directorate, pursuant to your Company's request for return of non-relied documents in possession of the Enforcement Directorate, the Directorate is presently in the process of returning non-seized non-relied documents.

TAXATION

As mentioned in the Report of the Directors in earlier years, the Company had obtained stay orders from the Hon'ble Calcutta High Court in respect of the notices served by the Income Tax Department for re-opening the past assessments for the period 1st July, 1983 to 30th June, 1986. This status remains unchanged.

As also stated in the Report of the Directors in earlier years, in respect of similar notices from the Income Tax Department for re-opening the past assessments for the period 1st April 1990 to 31st March 1993, the Hon'ble Calcutta High Court had admitted the Writ Petitions and ordered that no final assessment orders be passed without the leave of the Court. This status also remains unchanged.

PUBLIC DEPOSITS

As at 31st March 2004 your Company had unclaimed Fixed Deposits of Rs. 40 lakhs. No fresh / renewal of deposits were accepted during the financial year. There was no failure to make repayments of Fixed Deposits on maturity and the interest due thereon in terms of the conditions of your Company's Schemes. Reminders have been sent to 348 persons, who did not claim repayment of their deposits, which had become due, amounting to Rs.40 lakhs.

INVESTOR SERVICE CENTRE

The Investor Service Centre (ISC) of your Company continues to provide effective and quality service to the investors through an experienced team of professionals. Already a benchmark in-house Registrar, ISC consistently endeavours to keep investor servicing contemporary and efficient.

The 'Investor Relations' section on your Company's corporate website, which provides comprehensive information on share related activities carried out by ISC, continues to serve as a user-friendly online reference guide for investors.

DELISTING OF ORDINARY SHARES FROM SOME STOCK EXCHANGES

Pursuant to the approval of the Members at the 92nd Annual General Meeting held on 25th July, 2003, the Ordinary Shares of your Company were delisted from Stock Exchanges at Ahmedabad, Bangalore, Cochin, Delhi, Hyderabad, Kanpur and

Pune. The Company's application for delisting is pending with the Stock Exchange at Chennai.

The Company's Shares will however continue to remain listed on National Stock Exchange, Stock Exchange – Mumbai and the regional Calcutta Stock Exchange.

DIRECTORS

Shri Thirukkurugavoor Muthiah Nagarajan ceased to be a Non-Executive Director of your Company with effect from 12th June, 2003, consequent upon withdrawal of his nomination by the Industrial Development Bank of India.

Your Directors would like to record their appreciation of the services rendered by Shri Nagarajan.

The Board of Directors, at its meeting held on 30th January, 2004, extended the term of office of Shri Sahibzada Syed Habib-ur-Rehman as a Wholetime Director of the Company by a further period of two years from 21st March, 2004 to 20th March, 2006. Appropriate resolution seeking your approval to such extension of term of Shri Rehman is appearing in the Notice convening the 93rd Annual General Meeting of your Company.

In accordance with the provisions of Article 91 of the Articles of Association of the Company, Sarvashri Yogesh Chander Deveshwar, Ajeet Prasad, John Benedict Stevens and Sahibzada Syed Habib-ur-Rehman will retire by rotation at the ensuing Annual General Meeting of your Company and, being eligible, offer themselves for re-election. Your Board of Directors has recommended their re-election.

AUDITORS

The Auditors, Messrs. A. F. Ferguson & Co., retire at the ensuing Annual General Meeting and, being eligible, offer themselves for re-appointment. Since not less than 25% of the subscribed Share Capital of your Company is held collectively by Public Financial Institutions, the re-appointment of Auditors is being proposed as a Special Resolution in accordance with Section 224A of the Companies Act, 1956.

EMPLOYEE STOCK OPTION SCHEME

It may be recalled that the Members, at the Extraordinary General Meeting held on 17th January, 2001, approved formulation of the 'Employee Stock Option Scheme' ('Scheme') for the eligible employees of your Company and its Directors, and also for the eligible employees including Managing / Wholetime Directors of subsidiary companies of your Company.

Pursuant to the Scheme, 9,99,115 Options were granted during the year to the eligible employees of your Company and those of the Company's subsidiary companies. During the year, 1,66,965 Options were exercised and equivalent number of Ordinary Shares were issued and allotted under the Scheme. Consequently, the issued and subscribed Share Capital of the Company stands increased to Rs. 247,67,88,510/- divided into 24,76,78,851 Ordinary Shares of Rs. 10/- each as on 31st March, 2004.

The Company's Auditors, Messrs. A. F. Ferguson & Co., have certified that the Scheme has been implemented in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the resolution passed by the Members at the aforesaid General Meeting.

Details of the Options granted up to 31st March, 2004 are set out in the Annexure to this Report, as required under Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

DIRECTORS' RESPONSIBILITY STATEMENT

As required under Section 217 (2AA) of the Companies Act, 1956, your Directors confirm having :

a) followed in the preparation of the Annual Accounts, the applicable accounting standards with proper explanation relating to material departures, if any;

b) selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of your Company at the end of the financial year and of the profit of your Company for that period;

c) taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of your Company and for preventing and detecting fraud and other irregularities; and

d) prepared the Annual Accounts on a going concern basis.

CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Accounting Standard 21-Consolidated Financial Statements, ITC Group Accounts form part of this Report & Accounts. These Group Accounts also incorporate the Accounting Standard 23- Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27-Financial Reporting of Interests in Joint Ventures issued by the Institute of Chartered Accountants of India. These Group accounts have been prepared on the basis of audited financial statements received from Subsidiary, Associate and Joint Venture Companies, as approved by their respective Boards.

OTHER INFORMATION

The certificate of the Auditors, Messrs. A. F. Ferguson & Co. confirming compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, is annexed. Particulars as required under Section 217(1)(e) of the Companies Act, 1956 relating to Conservation of Energy and Technology Absorption are also provided in the Annexure to this Report together with particulars of Employees as required under Section 217(2A) of the Companies Act, 1956.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that involve risks and uncertainties. When used in this Report, the words "anticipate", "believe", "estimate", "expect", "intend", "will" and other similar expressions as they relate to your Company and/or its businesses are intended to identify such forward-looking statements. Your Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. This Report should be read in conjunction with the financial statements included herein and the notes thereto.

CONCLUSION

Your Company's strategy of creating multiple drivers of growth is designed to sustain superior value creation over the short, medium and long terms. Each business within the portfolio is continuously engaged in upgrading competitive capability to effectively address growth challenges in the fast globalising Indian market, and over time in world markets. Effective management of diversity enhances your Company's adaptive capability and provides an intrinsic ability to effectively manage business risk. The vision of enlarging your Company's contribution to the Indian economy is manifest in the creation of unique business models that foster international competitiveness of not only its businesses but also the entire value chain of which it is a part. It is the endeavour of your Board and of employees at all levels to position ITC as one of India's most valuable companies, creating growing value for society and for shareholders.

Your Directors look forward to the future with confidence.

28th May, 2004
Virginia House
37 J L Nehru Road
Kolkata 700 071
India

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

ANNEXURE TO THE REPORT OF THE DIRECTORS

Statement as at 31st March, 2004, pursuant to Clause 12 (Disclosure in the Directors' Report) of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

a) Options granted : 19,65,304 Options granted till 31st March, 2004, as follows:

- 3,39,119 Options granted in 2001, for the financial year 2000-01, at an Exercise Price of Rs.779.95 per Option.
- 6,27,070 Options granted in 2002, for the financial year 2001-02, at an Exercise Price of Rs.617.90 per Option.
- 9,99,115 Options granted in 2003, for the financial year 2002-03, at an Exercise Price of Rs.679.90 per Option.

b) Pricing formula : Options have been granted at the closing market price of the Ordinary Shares of the Company on the National Stock Exchange of India Limited, on the date of grant of Options.

c) Options vested : 3,62,716

d) Options exercised : 1,66,965

e) Total number of Ordinary Shares arising as a result of exercise of Options : 1,66,965

f) Options lapsed : 1,22,668

g) Variation of terms of Options : Nil

h) Money realised by exercise of Options : Rs. 11.20 crores

i) Total number of Options in force : 16,75,671

j) i. Details of Options granted to senior managerial personnel : As provided below

	Name	Designation	No. of Options granted during the financial year
1.	Y. C. Deveshwar	Chairman & Wholetime Director	42,359
2.	S. S. H. Rehman	Wholetime Director	18,532
3.	A. Singh	Wholetime Director	18,532
4.	K. Vaidyanath	Wholetime Director	14,560
5.	Y. P. Gupta	Non-Executive Director	8,824
6.	Ajeet Prasad	Non-Executive Director	8,824
7.	P. B. Ramanujam	Non-Executive Director	8,824
8.	B. Sen	Non-Executive Director	8,824
9.	Ram S. Tarneja	Non-Executive Director	8,824
10.	B. Vijayaraghavan	Non-Executive Director	8,824
11.	K. S. Vaidyanathan	Senior Vice President, Corporate Affairs	7,942
12.	A. Nayak	Executive Vice President, Corporate Human Resources	7,942
13.	R. Srinivasan	Divisional Chief Executive, PPD	7,942
14.	B. B. Chatterjee	Executive Vice President & Company Secretary	6,353
15.	S. M. Ahmad	Executive Vice President - Marketing, ITD	5,484
16.	L. N. Balaji	General Manager, Corporate Strategic Planning	3,575
17.	P. Banerjea	Executive Vice President - Finance & MIS, ITD	4,881
18.	S. Basu	Executive Vice President, Internal Audit	4,827
19.	K. C. Biddappa	Vice President – Marketing & R&D, ILTD	3,347
20.	A. Chand	General Manager - Marketing & Retail Operations, LRBD	4,124
21.	P. Chatterjee	Executive Vice President & Corporate Financial Controller	5,586
22.	C. Dar	Divisional Chief Executive, LRBD	5,559
23.	H. M. Dar	General Manager - Trade Marketing & Distribution, ITD	3,799
24.	C. S. Das	SBU Chief Executive, GGSB	3,959
25.	A. De	Vice President – Bhadrachalam Operations, PSPD	2,959
26.	P. Dhobale	Divisional Chief Executive, PSPD	5,559

	Name	Designation	No. of Options granted during the financial year
27.	S. Dutta	General Manager, Corporate Accounts	2,864
28.	M. Ganesan	Vice President - Finance, ILTD	3,252
29.	D. Ganesh	Chief Engineer, ITD	4,382
30.	K. N. Grant	Divisional Chief Executive, ITD	7,942
31.	P. Gupta	General Manager, Corporate Taxation	4,423
32.	R. G. Jacob	Head of Corporate Quality & Product Development	7,942
33.	S. Keshava	General Manager - New Business Development, ITD	4,147
34.	N. Lakshminarayanan	Divisional Risk Officer, IBD	3,817
35.	U. Lall	Executive Vice President - Tobacco & Regulatory Affairs, ITD	5,122
36.	B. N. Malhotra	Executive Vice President, Projects	5,294
37.	H. Malik	General Manager - Marketing, FD	3,615
38.	K. T. R. Nambiar	Vice President – Finance, PSPD	2,527
39.	R. S. Naware	Divisional Chief Executive, FD	5,824
40.	R. Parasuram	Vice President – Finance, ITD	4,328
41.	A. Pathak	General Manager - Finance, FD	4,491
42.	K. T. Prasad	General Manager - Human Resources, IBD	3,158
43.	N.V.S.S.V. Prasad	Vice President – Processing & Technology, ILTD	3,747
44.	K. V. Raghavaiah	General Manager, Corporate Human Resources	4,599
45.	A. K. Rajput	Vice President, Corporate Affairs	3,677
46.	G. M. K. Raju	SBU Chief Executive, PPB	3,432
47.	T. V. Ramaswamy	Executive Vice President - Technical & HR, ITD	5,665
48.	S. Rangrass	General Manager - Human Resources, ITD	4,652
49.	A. K. Rao	General Manager - ITC Group Research & Development Centre, ITD	4,083
50.	S. Janardhana Reddy	Divisional Chief Executive, ILTD	5,213
51.	S. C. Rustagi	Executive Vice President, Corporate EHS	4,509
52.	P. Sanyal	Vice President – Tribeni Operations, PSPD	2,647
53.	C. V. Sarma	General Manager - Finance, IBD	3,783
54.	P. Sengupta	Vice President – Finance & MIS, LRBD	3,431
55.	S. K. Singh	Executive Vice President - Manufacturing, PSPD	4,500
56.	S. Sivakumar	Divisional Chief Executive, IBD / Agri Business	5,204
57.	R. Sridhar	Vice President – HRD & Public Affairs, ILTD	4,526
58.	B. Sumant	General Manager - Operations, ITD	3,894
59.	K. S. Suresh	Company Solicitor	5,294
60.	P. K. Talwar	Executive Vice President - Finance, PSPD	4,500
61.	R. Tandon	Executive Vice President, Corporate Finance	4,875
62.	S. R. Tulasi	Vice President – Human Resources, PSPD	2,353
63.	S. H. Venkatramani	Head of Corporate Communications	3,190
64.	S. Wanchoo	General Manager - Brands, ITD	3,652

ii. Any other employee who received a grant in any one year of Options amounting to 5% or more of the Options granted during that year. : None

iii. Identified employees who were granted Options during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant. : None

k) Diluted Earnings per Share (EPS) pursuant to issue of shares on exercise of Options calculated in accordance with International Accounting Standard (IAS) 33. : Rs. 64.22

Expansion of abbreviations used:

ITD	-	India Tobacco Division
ILTD	-	Indian Leaf Tobacco Development Division
IBD	-	International Business Division
PSPD	-	Paperboards & Specialty Papers Division
PPD	-	Packaging & Printing Division
LRBD	-	Lifestyle Retailing Business Division
FD	-	Foods Division
PPB	-	Packaging & Printing Business
GGSB	-	Greeting, Gifting & Stationery Business

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

Kolkata, 28th May, 2004

ANNEXURE TO THE REPORT OF THE DIRECTORS

FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2004

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Employed throughout the year and in receipt of remuneration aggregating Rs, 24,00,000/- or more per annum.								
Ahmad S.M.	50	Exec.V.P., Marketing (ITD)	33,52,913	14,70,663	M.A.	27	06.03.1980	ANZ Grindlays Bank, Plc.
Banerjea P.	51	Exec.V.P., Finance & MIS (ITD)	25,21,313	11,50,116	B.Sc., M.Sc., F.C.A., F.I.C.W.A.	24	01.10.1982	Shaw Wallace & Co. Ltd., Financial Accountant
Basu S.	52	Exec.V.P., Internal Audit	25,48,613	10,63,937	A.C.A., F.C.A. (Eng. & Wales)	34	02.01.1978	Whinney Murray & Co., London, Audit Asst.
Chand A.	39	G.M., Marketing & Retail Operations (LRBD)	25,19,726	11,14,778	B.A., M.B.A.	16	01.06.1988	Godfrey Philips (I) Ltd., Mktg. Exec.
Chatterjee B.B.	51	Exec. V.P. & Co. Secretary	35,30,467	16,37,394	B.Com.(Hons.), F.C.A., F.C.S., LL.B.	26	16.05.1983	Wacsgen, Deputy Mgr.
Chatterjee P.	54	Exec.V.P. & Corporate Financial Controller	29,31,303	12,41,243	B.Com.(Hons.), F.C.A.	32	16.09.1974	Macneill & Barry Ltd., Accountant.
Dar C.	48	Div. Chief Exec., (LRBD)	33,42,521	15,48,254	B.Tech.(Hons.), P.G.D.M.	25	01.05.1981	Tata Eng. & Loco. Co., Shift Supvr.
Deveshwar Y.C.	57	Executive Chairman	1,86,74,964	82,98,309	B.Tech. (Mech.)	35	11.02.1994	Air India Ltd., Chairman & M.D.
Dhobale P.V.	48	Div. Chief Exec., (PSPD)	35,19,625	15,42,873	B.Tech. (Chem.)	27	01.07.1977	Nil*
Ganesh D.	54	Chief Engineer (ITD)	24,71,314	10,53,187	B.E., D.M.S., Memb. Inst of Standards Engrs.	31	19.11.1979	Metal Box (I) Ltd., Foreman
Grant K.N.	46	Div. Chief Exec. (ITD)	46,33,851	18,26,814	B.A.(Hons.), M.B.A.	25	02.06.1980	DCM Ltd., Mgmt. Trainee
Gupta P.	47	G.M., Corporate Taxation	24,45,071	12,72,558	B.Com.(Hons.), A.C.A., D.M.A.(I.C.A.)	24	15.02.1989	Hindustan Lever Ltd., Group Audit Mgr.
Jacob R.G.	58	Head of Corporate Quality & Product Development	46,53,259	18,20,016	B.Tech.	37	15.09.1967	Nil
Janardhana Reddy S.	55	Div. Chief Exec. (ILTD)	28,49,915	11,72,879	B.Sc.	31	27.12.1972	Nil
Keshava S.	45	G.M., New Business Development (ITD)	31,34,295	8,75,873	B.Com.(Hons.)	20	03.10.1989	S.A.S. Chemicals Pvt. Ltd.
Lall U.	53	Exec.V.P., Tobacco & Regulatory Affairs (ITD)	29,11,838	12,72,983	B.A.(Hons.)	32	03.01.1972	PARCO, Officer on Spl. Duty
Malhotra B.N.	58	Exec. V.P., Projects	28,12,836	11,97,882	B.Tech., M.Tech., P.G. Dip in Soil Mec.	32	17.03.1975	ITDC., Asst. Engr.
Mukerji A.K.	45	Services on Loan to Subsidiary Co.	26,25,046	11,81,804	B.Com.(Hons.), A.C.A.	22	01.11.1982	Gupta Chowdhury & Ghose, Jr. Officer
Naware R.S.	54	Div. Chief Exec. (FD)	43,06,707	15,52,016	B.Tech., M.M.S.	31	01.07.1974	Otis Elevator Co. (P) Ltd., Mgmt. Trainee
Nayak A.	52	Exec. V.P., Corporate Human Resources	47,43,789	20,79,803	B.Sc., P.G.D.I.R.	31	14.05.1973	Nil
Parasuram R.	45	V.P., Finance (ITD)	25,76,256	10,17,620	B.Com.(Hons)., A.C.A.	22	15.09.1982	Nil
Pathak A.	44	G.M., Finance (FD)	30,07,968	11,03,295	B.Com.(Hons)., F.C.A.	21	20.06.1983	Nil
Raghavaiah K.V.	57	G.M., Corporate Human Resources	26,55,615	11,67,742	B.A., P.G.D.P.M., I.R. & L.L.	38	01.09.1985	Coromandel Fertilisers Ltd., Asst. Mgr. (Pers. & Ind. Relations).
Rai R.K.	41	Senior Trader (IBD)	25,38,118	11,66,473	B.A.(Mktg.), P.G.D in Export & Imports	21	16.08.1990	Britannia Industries Ltd., Commercial Officer.
Ramaswamy T.V.	52	Exec. V.P., Technical & H.R. (ITD)	33,68,516	14,33,667	B.E., M.M.S.	30	01.07.1974	Nil
Rangrass S.	43	G.M., Human Resources (ITD)	58,83,356	10,50,823	B.Tech.	22	01.07.1982	Nil
Rehman S.S.H.	60	Executive Director	91,62,289	36,10,023	Graduate, Indian Army	40	21.11.1997	ITC Hotels Ltd., Managing Director
Sarkar A.C.	63	Exec. V.P., Industry Affairs	34,44,296	13,63,666	B.A.(Hons.)	44	01.12.1960	Hindustan Steel Ltd., Graduate Apprentice
Singh A.	59	Executive Director	83,02,968	36,32,040	B.Tech.(Hons.)	36	01.03.1968	Nil
Singh S.K.	47	Exec. V.P., Mftg. (PSPD)	25,66,757	11,49,400	B.Tech. (Chem)	27	26.06.1977	Nil*

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Sivakumar S.	43	Div. Chief Exec. (IBD/Agri Business)	37,36,178	18,09,664	B.Sc., P.G. Dip. in Rural Mgmt.	21	18.09.1989	Gujarat Co-op Oil Seeds Growers' Federation Ltd., Mgr. Mktg.
Srinivasan R.	52	Div. Chief Exec. (PPD)	46,89,295	18,55,245	B.Tech.(Hons.)	30	10.09.1974	Nil
Sumant B.	40	G.M., Operations (ITD)	24,13,781	10,63,697	B.E.	18	20.01.1986	Nil
Suresh K.S.	44	Company Solicitor	32,70,151	14,68,408	B.A., B.L., P.G.D.P.M., I.R. & L.W.	21	01.09.1990	Chambers of Sri C.S. Venkata Subramaniam, Advocate
Talwar P.K.	56	Exec. V.P., Finance (PSPD)	26,77,646	11,68,441	B.Sc., F.C.A.	32	26.06.1989	Nil*
Tandon R.	50	Exec. V.P., Corporate Finance	29,23,118	12,87,318	B.Sc., A.C.A.	26	01.01.1987	Triveni Handlooms Ltd., Finance Mgr. & Secy.
Vaidyanath K.	54	Executive Director	66,73,164	29,06,993	B.Com.(Hons.), M.B.A.	31	16.01.1976	Shriram Refrigeration Industries Ltd., Mgmt. Trainee
Vaidyanathan K.S.	64	Sr. V.P., Corporate Affairs	51,68,723	22,12,523	B.Com. (Hons.)	41	08.10.1982	T.V.S. Southern Roadways Ltd., Resident Mgr.
Verma S.	45	Services on Loan to Subsidiary Co.	31,53,060	14,62,030	B.E.	22	01.11.1981	Nil

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Employed for a part of the year and in receipt of remuneration aggregating Rs. 2,00,000/- or more per month.								
Ahmed O.	53	Chief of Product Development (ITD)	38,18,752	19,29,556	B.Tech., (Hons.)	31	15.11.1972	TISCO Ltd., Grad. Engineer
Kumar V.K.A.	39	Business Accountant	2,10,476	1,69,165	B.Com.(Hons.), A.C.A	12	15.01.1991	Nil
Peraiah N.	58	Product Mgr. (ILTD)	4,86,089	3,93,307	B.Sc., M.Sc.	26	01.03.1977	Nil
Weller G.	45	Distribution Mgr. (N) (ITD)	3,71,466	2,48,892	B.Com.(Hons.)	22	01.06.1981	Nil

Abbreviations denote :

ITD	:	India Tobacco Division
PPD	:	Packaging & Printing Division
PSPD	:	Paperboards & Specialty Papers Division
LRBD	:	Lifestyle Retailing Business Division
IBD	:	International Business Division
ILTD	:	Indian Leaf Tobacco Development Division
FD	:	Foods Division

* Previously employed with ITC Bhadrachalam Paperboards Limited which has since merged with the Company with effect from 13th March, 2002.

Notes :

1. Gross remuneration comprises salary, allowances, medical reimbursement, leave travel assistance, Company's contribution to provident, pension and gratuity funds, monetary value of other perquisites computed on the basis of the Income-tax Act and Rules, leave encashment and performance bonus, where applicable. With respect to those employed for a part of the year, such remuneration also includes leave encashment upon separation.
2. Net remuneration comprises cash income less : a) income tax and surcharge deducted at source.
   b) manager's own contribution to Provident Fund.
3. All appointments are/were contractual in accordance with terms and conditions as per Company rules.
4. None of the above employees is a relative of any Director of the Company.

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

Kolkata, 28th May, 2004

ANNEXURE TO THE REPORT OF THE DIRECTORS

CONSERVATION OF ENERGY

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT

a) Energy conservation measures taken :
   i) (a) Optimising pump and motor ratings across all units.
      (b) Better power factor management across all units.
      (c) Replacement of existing electric motors with energy efficient motors across all units.
      (d) Use of high frequency ballast and energy efficient lamps across all units.
   ii) (a) Installation of tri-disc refiners in place of double disc refiners in Paper Machine I at Bhadrachalam Unit.
      (b) Installation of variable frequency drives for Boiler 4 forced draft fans at Bhadrachalam Unit.
      (c) Frequency control at turbine generator end in Tribeni.
   iii) Modification of boiler firing systems to achieve higher combustion efficiencies in cigarette manufacturing units.
   iv) Auto conditioning systems in conditioning cylinder and improved lamina redrier controls in green leaf threshing units.
   v) Rationalisation of compressed air system in packaging and printing factories.

b) Additional investments and proposals, if any, being implemented for reduction of consumption of energy :
   i) (a) Continuing system of rigorous energy audits.
      (b) Replacement of existing pumps and motors with higher efficiency ones.
   ii) (a) Biomass gasification at Bhadrachalam Unit.
      (b) Changes in steam system for Soda Recovery Boiler 3 in Bhadrachalam and Paper Machine 4 in Tribeni mills.
      (c) Installation of high-pressure boiler and turbine at Kovai paper mill.
   iii) (a) Installation of higher efficiency chillers in cigarette manufacturing plants.
      (b) Installation of solar water heating system in cigarette manufacturing plants.
   iv) Reuse of treated waste water in green leaf threshing plants.
   v) Installation of timer controls and higher efficiency light fittings in packaging and printing factories.

c) Impact of measures of (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods :
   Energy conservation measures have helped the Company in its drive towards sustainability. Direct energy costs have reduced by over Rs.150 lakhs per annum because of measures taken.

A) POWER AND FUEL CONSUMPTION

	For the Year ended 31st March, 2004	For the Year ended 31st March, 2003
Relating to Paperboards & Paper		
1. Electricity (Excluding Consumption in Colony)		
a) Purchased		
Units (KWH in Lakhs)	**247**	165
Total Amount (Rs. in Lakhs)	**1091**	801
Rate / Unit (Rs.)	**4.42**	4.86
b) Own Generation		
i) Through Diesel Generation Unit	**30**	27
Units per Litre of Diesel Oil	**2.96**	2.96
Cost / Unit (Rs.)	**7.59**	6.80
ii) Through Steam Turbine/Generator		
Units (KWH in Lakhs)	**2822**	2774
Units per Kg. of Coal	**1.33**	1.63
Cost / Unit (Rs.)	**1.68**	1.20

2. Coal (Specify Quantity & Where Used)
B/C/D/E/F Grade Coal Used.

	For the year ended 31st March, 2004			For the year ended 31st March, 2003		
	Process	**Power**	**Total**	Process	Power	Total
Quantity (M.T.)	**142955**	**168231**	**311186**	150692	170438	321130
Total Cost (Rs.in Lakhs)	—	—	**4858**	—	—	4887
Average Rate (Rs.per M.T.)	—	—	**1561**	—	—	1522
3. Furnace Oil						
Quantity (KL)			**8174**			1705
Total Amount (Rs. in Lakhs)			**928**			184
Average Rate (Rs. / KL)			**11358**			10763
4. Others / Internal Generation						
Quantity (M.T.)			**980**			N.A.
Total (Rs. in Lakhs)			**12**			—
Rate/Unit (Rs.)			**1190.12**			—

B) CONSUMPTION PER UNIT OF PRODUCTION

	For the Year ended 31st March, 2004	For the Year ended 31st March, 2003
Products (Paper in M.T.)	**234593**	233237
Electricity (KWH)	**1236**	1271
Coal B/C/D/E/F Grade (M.T.)	**0.57**	0.65
Furnace Oil (Litre)	**33**	3.69
Others - De Oiled Bran/Saw Dust etc. (M.T.)	**0.004**	—

TECHNOLOGY ABSORPTION

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT

Research & Development

1. **Specific areas in which R&D was carried out by the Company:**
   i) (a) Substitution of imported pulp with mill produced elemental chlorine free pulp.
      (b) Development of hybrid eucalyptus for superior fibre properties.
   ii) Development of advanced breeding lines / CMS hybrids in leaf tobacco in the northern light soils of Andhra Pradesh and Karnataka light soils.
   iii) (a) Round corner and pillow pack for cigarette packaging.
      (b) Substitution of toluene by ethylacetate as solvent.

2. **Benefits derived as a result of the above R&D :**
   i) (a) Cost reduction, import substitution and better environmental performance.
      (b) Eurograndis and Euroteriticornis hybrids developed and undergoing field trials.
   ii) Higher potential yields and enhancement of smoke characteristics.
   iii) (a) Development of new international pack designs for cigarettes to secure competitive edge.
      (b) Better environmental performance.

3. **Future Plan of Action :**
   i) (a) Development of boards for packaging of foods and soaps/detergents.
   (b) Continue research on genetic improvement in pulpwood species such as eucalyptus, subabul and bamboo.
   ii) (a) Develop flexibles packaging and enhance manufacture of Printed Cork Tippings.
   (b) Development of new varieties of inks, varnishes and adhesives.
   iii) (a) To carry out multi location trials with advanced tobacco plant breeding lines and cytoplasmic male sterile hybrids in microzones to work out specific production practices.
   (b) Develop methodologies for capture of tobacco flavour attributes.

4. **Expenditure on R & D :**	**For the year ended 31st March, 2004 (Rs. in Lakhs)**
i) Capital	937
ii) Recurring	2375
iii) Total	3312
iv) Total R & D Expenditure as a % of total turnover	0.28%

Technology Absorption, Adaptation and Innovation

i) (a) On line Web inspection system and dryers cleaning system on paperboard machines.
(b) Optivision manufacturing execution system at Bhadrachalam factory.
(c) Limekiln for reburning of lime sludge in Bhadrachalam factory.
ii) (a) Print registered wrapping film system for cigarettes.
(b) Foreign matter detection capability during primary tobacco processing.
iii) (a) Schiavi 5 colour Gravure printing machine (Reel to Reel) & Goebel Slitter/Rewinder for manufacture of PCT, were installed/commissioned.
(b) Sprintera Cutter/Creaser with in-line stripping/ blanking installed/commissioned.
(c) Shoulder Box manufacturing line installed/ commissioned.
(d) BMA Foil stamping machine installed/ commissioned.
(e) Image control installed/commissioned on Heidelberg machine.

Benefits Derived

i) (a) Improved product quality.
(b) Improved conversion efficiency and customer service.
(c) Better environmental performance by reducing solid waste and improving resource usage efficiency.
ii) (a) Developing international quality products.
(b) Reducing wastage and better environmental performance.
iii) (a) Provides additional capacity to manufacture and supply PCT requirements of cigarette factories and also capacity to handle films and lamination business with additional 4 more decks planned in next year.
(b) Enables handling very tight Print-to-Cut tolerances on Flat bed route and also Round edge, Bevelled edge and Pillow packs with international benchmarking standards. This has also eliminated Cutter/Creaser capacity bottlenecks compared to previous year and also minimised material being sent out for stripping/sorting.
(c) Capacity to handle Shoulder Box export requirements increasing export earnings potential.
(d) In-house foil stamping facility achieved. This provides capacity to handle niche markets.
(e) Automatic inking control and make ready time reduction on Heidelberg machines.

On behalf of the Board

Kolkata, 28th May, 2004

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

CERTIFICATE OF COMPLIANCE FROM AUDITORS AS STIPULATED UNDER CLAUSE 49 OF THE LISTING AGREEMENT OF THE STOCK EXCHANGES IN INDIA

CERTIFICATE

To the Shareholders

We have examined the compliance of conditions of Corporate Governance by ITC Limited for the year ended on 31st March, 2004, as stipulated in clause 49 of the Listing Agreement of the said company with stock exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that in respect of investor grievances received during the year ended 31st March, 2004, no investor grievances are pending against the company as per the records maintained by the company and presented to the Investor Services Committee.

We further state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the company.

For A. F. FERGUSON & Co.
Chartered Accountants
A. K. MAHINDRA
Partner

Mumbai, May 28, 2004

BALANCE SHEET

AS AT 31ST MARCH, 2004

	Schedule	31st March, 2004 (Rs. in Crores)		31st March, 2003 (Rs. in Crores)	
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
a) Capital	1	247.68		247.51	
b) Reserves and Surplus	2	6162.38	6410.06	5118.11	5365.62
2. Loan Funds					
a) Secured Loans	3	31.56		46.52	
b) Unsecured Loans	4	89.29	120.85	70.46	116.98
3. Deferred Tax-Net	5		87.74		63.58
Total			6618.65		5546.18
II. APPLICATION OF FUNDS					
1. Fixed Assets	6				
a) Gross Block		4740.94		4252.19	
b) Less : Depreciation		1442.63		1245.64	
c) Net Block		3298.31		3006.55	
d) Capital Work-in-Progress		313.74	3612.05	163.42	3169.97
2. Investments	7		3053.96		1608.86
3. Current Assets, Loans and Advances					
a) Inventories	8	1534.21		1252.22	
b) Sundry Debtors	9	230.15		206.74	
c) Cash and Bank Balances	10	34.04		378.84	
d) Other Current Assets	11	817.18		814.34	
e) Loans and Advances	12	869.77		835.59	
		3485.35		3487.73	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	13	2849.83		2093.50	
b) Provisions	14	682.88		626.88	
		3532.71		2720.38	
Net Current Assets			(47.36)		767.35
Total			6618.65		5546.18
Notes to the Accounts	19				
Segment Reporting	20				
Related Party Disclosures	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Balance Sheet.

Per our Report attached
For A. F. FERGUSON & CO.
Chartered Accountants
A. K. MAHINDRA
Partner
Mumbai, 28th May, 2004

On behalf of the Board
Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B.B. CHATTERJEE *Secretary*
Kolkata, 28th May, 2004

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 2004

	Schedule	For the year ended 31st March, 2004 (Rs. in Crores)		For the year ended 31st March, 2003 (Rs. in Crores)	
IA. GROSS INCOME			12039.92		11194.47
IB. NET INCOME					
Gross Sales			11815.04		11024.88
Less : Excise Duties and Taxes on Sales of Products and Services			5344.60		5159.10
Net Sales			6470.44		5865.78
Other Income	15		224.88		169.59
			6695.32		6035.37
II. OTHER EXPENDITURE					
Raw Materials etc.	16		2383.33		2248.42
Manufacturing, Selling etc. Expenses	17		1751.31		1493.42
Depreciation			241.62		237.34
			4376.26		3979.18
III. PROFIT					
Profit before Taxation			2319.06		2056.19
Provision for Taxation	18		726.21		684.84
Profit after Taxation			1592.85		1371.35
Profit brought forward			343.88		325.87
			1936.73		1697.22
Transfer to Hotel Foreign Exchange Earnings Reserve		(5.00)		(4.00)	
Release from Hotel Foreign Exchange Earnings Reserve		4.00	(1.00)	9.00	5.00
Available for appropriation			1935.73		1702.22
IV. APPROPRIATIONS					
Release from Debenture Redemption Reserve			(10.94)		(60.50)
General Reserve			1000.00		1000.00
Proposed Dividend			495.36		371.27
Income Tax on Proposed Dividend			63.47		47.57
Profit carried forward			387.84		343.88
			1935.73		1702.22
Earnings Per Share (Face Value Rs. 10.00 each)	19(iii)				
Basic			Rs. 64.34		Rs. 55.41
Diluted			Rs. 64.22		Rs. 55.41

Notes to the Accounts	19
Segment Reporting	20
Related Party Disclosures	21
Significant Accounting Policies	22

The Schedules referred to above form an integral part of the Profit and Loss Account.

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants

A. K. MAHINDRA
Partner

Mumbai, 28th May, 2004

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B.B. CHATTERJEE *Secretary*
Kolkata, 28th May, 2004

CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 2004

(Figures for the previous year have been rearranged to conform with the revised presentation)

	For the year ended 31st March, 2004 (Rs. in Crores)		For the year ended 31st March, 2003 (Rs. in Crores)	
A. NET PROFIT BEFORE TAX		**2319.06**		2056.19
ADJUSTMENTS FOR :				
Depreciation	**241.62**		237.34	
Interest etc. - Net	**(35.88)**		(7.90)	
Income from Long Term Investments	**(27.28)**		(3.06)	
Income from Current Investments	**(78.16)**		(4.41)	
Fixed Assets – Loss on Sale/Write off – Net	**12.17**		7.68	
(Profit)/Loss on Sale of Current Investments – Net	**1.36**		(42.70)	
Unrealised (Gain)/Loss on Exchange – Net	**0.14**		(0.57)	
Provision for estimated loss on Fixed Assets held for Sale	**—**		35.04	
Liability no longer required written back	**(9.25)**	**104.72**	(20.02)	201.40
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		**2423.78**		2257.59
ADJUSTMENTS FOR :				
Trade and Other Receivables	**(35.24)**		(44.82)	
Inventories	**(274.23)**		(71.95)	
Trade Payables	**568.29**	**258.82**	485.79	369.02
CASH GENERATED FROM OPERATIONS		**2682.60**		2626.61
Income Tax Paid		**(789.33)**		(712.57)
NET CASH FROM OPERATING ACTIVITIES		**1893.27**		1914.04
B. CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets	**(444.60)**		(452.41)	
Sale of Fixed Assets	**0.77**		3.24	
Purchase of Business (See Note Below)	**(38.83)**		—	
Purchase of Current Investments	**(11629.27)**		(3369.01)	
Sale/Redemption of Current Investments	**10470.69**		2820.32	
Purchase of Long Term Investments	**(221.73)**		(106.16)	
Sale of Long Term Investments	**0.04**		0.03	
Income from Long Term Investments Received	**21.61**		3.06	
Income from Current Investments Received	**9.24**		—	
Interest Received	**59.11**		26.77	
Refund of Deposits towards Property Options	**1.50**		—	
Loans Given	**(384.05)**		(1148.90)	
Loans Realised	**364.23**		1184.27	
NET CASH USED IN INVESTING ACTIVITIES		**(1791.29)**		(1038.79)
C. CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issue of Share Capital	**11.21**		—	
Proceeds from Long Term Borrowings	**7.47**		7.89	
Repayments of Long Term Borrowings	**(28.01)**		(185.41)	
Net increase/(decrease) in Cash/Export Credit Facilities and other Short Term Loans	**9.38**		9.96	
Interest etc. Paid	**(29.54)**		(41.55)	
Dividends Paid	**(369.58)**		(332.08)	
Income Tax on Dividend Paid	**(47.57)**		—	
NET CASH FLOW USED IN FINANCING ACTIVITIES		**(446.64)**		(541.19)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		**(344.66)**		334.06
OPENING CASH AND CASH EQUIVALENTS		**378.66**		44.60
CLOSING CASH AND CASH EQUIVALENTS		**34.00**		378.66
CASH AND CASH EQUIVALENTS COMPRISE :				
Cash and Bank Balances	**34.04**		378.84	
Unrealised Loss/(Gain) on Foreign Currency Cash and Cash Equivalents	**(0.04)**	**34.00**	(0.18)	378.66

Notes :

1. Details of purchase consideration on acquisition of business [Schedule 19 (x)] :

Payable to M/s BILT Industrial Packaging Company Limited for acquisition of undertaking relating to Paperboards, Paper and Packaging Business (including Rs. 7.76 Crores towards Net Current assets), net of liability of Rs. 15.03 Crores towards sales tax deferment loans assumed.	**232.99**
Cash paid	**38.83**
Balance Payable	**194.16**

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants

A. K. MAHINDRA
Partner

Mumbai, 28th May, 2004

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B.B. CHATTERJEE *Secretary*
Kolkata, 28th May, 2004

SCHEDULES TO THE ACCOUNTS

(Figures for the previous year have been rearranged to conform with the revised presentation)

	As at 31st March, 2004 (Rs. in Crores)	As at 31st March, 2003 (Rs. in Crores)
1. CAPITAL		
Authorised		
30,00,00,000 Ordinary Shares of Rs. 10.00 each	**300.00**	300.00
Issued and Subscribed		
24,76,78,851 (2003 - 24,75,11,886) Ordinary Shares of Rs. 10.00 each, fully paid	**247.68**	247.51

A) Of the above, following were allotted :

a) as fully paid up Bonus Shares –

37,90,000 in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve;

45,48,000 in 1980-81 by Capitalisation of Capital Reserve and General Reserve;

3,31,68,110 in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve;

3,98,01,732 in 1991-92 by Capitalisation of General Reserve;

12,13,18,177 in 1994-95 by Capitalisation of General Reserve.

b) as fully paid up Shares –

1,05,95,075 in 1991-92 consequent to the merger of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited.

20,96,982 in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited.

B) The Company has granted (net of options lapsed):

a) 3,06,598 (2003 - 3,06,598) share options in 2001-02 under the Employee Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 30th May, 2002, a further thirty percent vested on 30th May, 2003 and the balance will vest on 30th May, 2004. 54,830 vested options have been exercised.

b) 5,88,590 (2003 - 5,88,590) share options in 2002-03 under the Employee Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 22nd May, 2003, a further thirty percent vested on 22nd May, 2004 and the balance will vest on 22nd May, 2005. 1,12,135 vested options have been exercised.

c) 9,47,448 share options in 2003-04 under the Employee Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 23rd May, 2004, a further thirty percent will vest on 23rd May, 2005 and the balance will vest on 23rd May, 2006. None of the vested options have been exercised.

SCHEDULES TO THE ACCOUNTS

2. RESERVES AND SURPLUS

	As at 31st March, 2004 (Rs. in Crores)		As at 31st March, 2003 (Rs. in Crores)	
General Reserve				
At commencement of the year	4047.57		3047.57	
Add : From Profit & Loss Account	1000.00	5047.57	1000.00	4047.57
Debenture Redemption Reserve				
At commencement of the year	10.94		71.44	
Less: To Profit and Loss Account	10.94	—	60.50	10.94
Share Premium				
At commencement of the year	284.58		284.58	
Add: On issue of Shares	11.04	295.62	—	284.58
Capital Reserve		2.46		2.46
Revaluation Reserve				
At commencement of the year	61.63		62.50	
Less: To Profit and Loss Account				
– Depreciation	0.78		0.79	
– Disposal of Fixed Assets	0.01	60.84	0.08	61.63
Hotel Foreign Exchange Earnings Reserve				
At commencement of the year	4.00		9.00	
Add: From Profit and Loss Account	5.00		4.00	
	9.00		13.00	
Less: To Profit and Loss Account	4.00	5.00	9.00	4.00
Contingency Reserve		363.05		363.05
Profit and Loss Account		387.84		343.88
		6162.38		5118.11

3. SECURED LOANS

	As at 31st March, 2004 (Rs. in Crores)	As at 31st March, 2003 (Rs. in Crores)
Debentures *	—	21.87
Loans and Advances from Banks		
Cash/Export Credit Facilities **	31.56	19.65
Other Loans ***		
From Financial Institutions		
Industrial Development Bank of India	—	5.00
	31.56	46.52

* These comprise Nil (2003 - 1,00,00,000) 16.50% Non-Convertible Privately Placed Debentures of Rs. 100/- each (amount outstanding per Debenture being lower and varying among debentureholders on account of repayments and prepayments), secured by equitable mortgage over certain immovable properties and charge over certain movable assets of the Company subject to prior charges created / to be created in favour of Bankers for securing Working Capital requirements, redeemable at par in three yearly instalments, from 12th September, 2001 - Rs. Nil (2003 - Rs. 21.87 Crores).

** Secured by charge over certain current assets of the Company, both present and future.

*** Secured by equitable mortgage of certain immovable properties of the Company and charge over certain movable assets, both present and future, of the Company, subject to prior charges created/to be created in favour of Bankers for securing Working Capital requirements - Rs. Nil (2003 - Rs. 5.00 Crores).

SCHEDULES TO THE ACCOUNTS

4. UNSECURED LOANS	As at 31st March, 2004 (Rs. in Crores)	As at 31st March, 2003 (Rs. in Crores)
Fixed Deposits	—	1.14
Short Term Loans		
From Banks		
- Temporary overdraft in cash credit account	24.15	26.68
Other Loans		
From other than Banks - Sales tax deferment loan (interest free)	65.14	42.64
	89.29	70.46

5. DEFERRED TAX - NET		
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	488.62	400.25
On fiscal relief realised on pre-deposit of excise duty	125.56	66.15
	614.18	466.40
Deferred Tax Assets		
On employees' separation and retirement	7.83	6.66
On provision for doubtful debts/advances	6.05	7.14
On State and Central taxes etc.	508.88	387.33
Other timing differences	3.68	1.69
	526.44	402.82
Deferred Tax - Net	87.74	63.58

SCHEDULES TO THE ACCOUNTS

6. FIXED ASSETS

	@As at commencement of the year (Rs. in Crores)	Additions (Rs. in Crores)	Withdrawals and adjustments (Rs. in Crores)	@As at end of the year (Rs. in Crores)	Depreciation for the year (Rs. in Crores)	Depreciation on Withdrawals and adjustments (Rs. in Crores)	Deprecia-tion upto 31st March, 2004 (Rs. in Crores)	Net Book Value as at 31st March, 2004 (Rs. in Crores)
Trademarks & Goodwill	10.82	—	—	10.82	0.59	—	1.20	9.62
Know-how, Business and Commercial Rights	—	47.34	—	47.34	0.17	—	0.17	47.17
Land Freehold *	332.54	5.85	(15.62)	354.01	—	—	—	354.01
Buildings Freehold *	764.80	49.44	16.17	798.07	15.83	0.22	128.17	669.90
Leasehold Properties	35.53	—	—	35.53	0.12	—	1.97	33.56
Licensed Properties - Building Improvement	8.71	0.55	0.07	9.19	0.57	0.04	2.18	7.01
Railway Sidings etc.	1.17	—	—	1.17	0.05	—	0.53	0.64
Plant & Machinery	2755.80	356.19	45.75	3066.24	182.70	34.78	1150.17	1916.07
Capitalised Software	30.38	11.16	—	41.54	6.89	—	18.39	23.15
Computers etc.	116.26	53.59	2.61	167.24	18.43	2.25	70.71	96.53
Furniture & Fixtures	179.69	12.83	7.02	185.50	15.05	7.00	63.19	122.31
Motor Vehicles etc.	16.49	10.16	2.36	24.29	2.00	1.12	5.95	18.34
	4252.19	547.11	58.36	4740.94	242.40	45.41	1442.63	3298.31
Capital Work-in-Progress	163.42	386.33	236.01	313.74	—	—	—	313.74
Total	4415.61	933.44	294.37	5054.68	242.40	45.41	1442.63	3612.05
Previous Year	4081.85	1215.32	881.56	4415.61	238.13	94.39	1245.64	3169.97

@ Original Cost/Professional Valuation as at 30th June, 1986

Land Freehold includes the provisional purchase price of Rs. 14.81 Crores in respect of land at Bangalore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 21 years time from the date of agreement.

Land Freehold includes certain lands at Munger acquired by the Government of India under the Bihar Land Reforms Act, 1950 for which compensation has not yet been determined.

Buildings Freehold include Rs. 36.79 Crores (2003 - Rs. 35.47 Crores) (at original cost) of buildings at New Delhi on Government land taken on perpetual lease and Rs. 0.12 Crore (2003 - Rs. 0.12 Crore) (at original cost) of buildings at Kolkata on Port Trust land taken on lease.

Trademarks purchased Rs. 5.92 Crores (2003 - Rs. 5.92 Crores) under " Trademarks & Goodwill " and "Know-how, Business and Commercial Rights" acquired Rs. 47.34 Crores (2003 - Rs. Nil) are being amortised over 10 years.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling and Regulation) Act, 1976 have been made, wherever applicable.

Capital expenditure commitments are Rs. 175.29 Crores (2003 - Rs. 175.93 Crores).

Additions for the year include fluctuations in the rate of foreign exchange (net) of Rs. 0.97 Crore (2003 - Rs. 2.31 Crores).

Depreciation for the year includes Rs. 0.78 Crore (2003 - Rs. 0.79 Crore) transferred from Revaluation Reserve in respect of revalued assets.

* Includes certain properties for which deeds of conveyance are awaited.

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2004 (Rs. in Crores)		As at 31st March, 2003 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
7. INVESTMENTS				
Long Term				
A. TRADE INVESTMENTS				
Hotel Kathmandu Limited 6,450 Shares of Nepalese Rs. 100.00 each, fully paid		0.05		0.05
International Travel House Limited 2,87,600 Equity Shares of Rs. 10.00 each, fully paid	0.65		0.65	
Gujarat Hotels Limited 17,33,907 Shares of Rs. 10.00 each, fully paid	1.94		1.94	
Hill Properties Limited 3 class 'A' Shares of Rs. 1,18,000.00 each, fully paid		0.04		0.04
Modern Flats Private Limited 86 Preference Shares of Rs. 500.00 each, fully paid (cost Rs. 43,000.00)		...		...
Punjab Anand Batteries Limited (in liquidation) 11,86,157 Equity Shares of Rs. 10.00 each, fully paid - under Board for Industrial and Financial Reconstruction's Order of 20.4.1989 *		1.19		1.19
King Maker Marketing Inc., USA 100 Non Assessable Shares of Class B Cumulative Preferred Stock without par value		0.01		0.01
Andhra Pradesh Gas Power Corporation Limited 8,04,000 Equity Shares of Rs. 10.00 each, fully paid		2.32		2.32
Cuffe Parade Sealord Co-operative Housing Society Limited 10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)		...		...
Tulsiani Chambers Premises Co-operative Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)		...		...
B. SUBSIDIARY COMPANIES				
Gold Flake Corporation Limited 1,59,98,385 Ordinary Shares of Rs. 10.00 each, fully paid		16.00		16.00
Wills Corporation Limited 48,85,626 Ordinary Shares of Rs. 10.00 each, fully paid		4.88		4.88
Russell Credit Limited 59,74,54,177 Equity Shares of Rs. 10.00 each, fully paid		619.29		619.29
7,54,22,400 Equity Shares of Rs. 10.00 each, Rs. 6.50 per share paid		39.22		39.22
ITC Infotech India Limited 2,52,00,000 (2003 - 1,02,00,000) Equity Shares of Rs. 10.00 each, fully paid (1,50,00,000 Shares acquired during the year)		25.14		10.14
ITC Hotels Limited 2,17,74,362 (2003 - 2,15,24,360) Equity Shares of Rs. 10.00 each, fully paid (2,50,002 Shares acquired during the year)	86.07		84.07	
Landbase India Limited 28,00,000 Equity Shares of Rs. 10.00 each, fully paid		9.57		9.57
ITC Global Holdings Pte. Limited 89,99,645 Ordinary Shares of US$ 1.00 each, fully paid *		25.58		25.58
Carried over	88.66	743.29	86.66	728.29

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2004 (Rs. in Crores)		As at 31st March, 2003 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
7. INVESTMENTS (Contd.)				
Brought forward	88.66	743.29	86.66	728.29
BFIL Finance Limited				
2,00,00,000 Equity Shares of Rs. 10.00 each, fully paid		20.00		20.00
15,00,000 - 18.5% Non-Convertible Debentures of Rs. 100.00 each, renewed at 0%		15.00		15.00
Surya Nepal Private Limited				
3,30,400 Ordinary Shares of Nepalese Rs. 100.00 each, fully paid		7.05		7.05
C. DEPOSITS WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES				
Government Securities (2004 - cost Rs. 1,500.00; 2003 - cost Rs. 6,500.00)		...		...
D. OTHER INVESTMENTS				
The Bengal Chamber of Commerce & Industry				
6 1/2% Registered Debentures, fully paid (2003 - cost Rs.17,000.00)		—		...
Coffee Futures Exchange India Limited				
1 Equity Share of Rs. 10,000.00 each, fully paid (cost Rs. 10,000.00)		...		...
Unit Trust of India				
10,00,000 Units of 1995 scheme of Rs. 10.00 each, fully paid		1.04		1.04
Nil (2003 - 36,14,213) Units of US-64 of Rs. 10.00 each, fully paid (converted into 6.75% US-64 Tax Free Bonds during the year)*		—		5.03
56,68,357 6.75% US-64 Tax Free Bonds of Rs. 100.00 each, fully paid (3,61,521 Bonds received on conversion of Units of US-64 and 53,06,836 Bonds acquired during the year)		60.87		—
Technology Development & Information Company of India Limited Venture Capital Unit Scheme (1990)				
Nil (2003 - 1,470) Units of Rs. 100.00 each, fully paid (Redeemed during the year)		—		0.01
APIDC - Venture Capital Fund (1990)				
1,000 Units of Rs. 1,000.00 each, fully paid (net of capital returned)		0.06		0.09
Woodlands Hospital & Medical Research Centre Limited (formerly The East India Clinic Limited)				
1/2% Registered Debentures, fully paid (cost Rs. 15,200.00)		...		...
5% Registered Debentures, fully paid		0.01		0.01
Tribeni Tissues Co-op. Stores Limited				
900 (2003 - 1,600) Class 'B' Shares of Rs. 10.00 each, fully paid (700 Shares redeemed during the year) (2004 - cost Rs. 9,000.00; 2003 - cost Rs. 16,000.00)		...		...
Tourism Finance Corporation of India Limited				
25,000 Equity Shares of Rs.10.00 each, fully paid		0.05		0.05
National Bank for Agricultural and Rural Development				
50,000 5.10% Tax Free Bonds of Rs. 10,000.00 each, fully paid		50.00		50.00
75,000 5% Tax Free Bonds of Rs. 10,000.00 each, fully paid (Acquired during the year)		75.45		—
National Housing Bank				
2,500 5.25% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid		25.00		25.00
Indian Railway Finance Corporation Limited				
250 5.20% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		25.00		25.00
500 4.77% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid (Acquired during the year)		50.03		—
Nuclear Power Corporation Limited				
220 4.75% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid (Acquired during the year)		22.00		—
Total Long Term Investments (At cost)	88.66	1094.85	86.66	876.57

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2004 (Rs. in Crores) Quoted	As at 31st March, 2004 (Rs. in Crores) Not Quoted	As at 31st March, 2003 (Rs. in Crores) Quoted	As at 31st March, 2003 (Rs. in Crores) Not Quoted
7. INVESTMENTS (Contd.)				
Current				
OTHER INVESTMENTS				
Alliance Cash Manager - Growth Nil (2003 - 2,68,11,466.173) Units of Rs. 10.00 each (33,68,840.920 Units purchased and 3,01,80,307.093 Units sold during the year)		—		39.59
Birla Cash Plus Institutional Plan : Dividend - Reinvestment 15,49,46,178.131 (2003 - Nil) Units of Rs. 10.00 each (1,08,83,52,519.400 Units purchased and 93,34,06,341.269 Units sold during the year)		167.11		—
Birla Cash Plus Plan B : Growth Nil (2003 - 33,34,635.811) Units of Rs. 10.00 each (3,23,70,281.728 Units purchased and 3,57,04,917.539 Units sold during the year)		—		5.42
Birla Income Plus Institutional Plan - Dividend - Reinvestment 1,89,44,632.417 (2003 - Nil) Units of Rs. 10.00 each (3,58,70,685.507 Units purchased and 1,69,26,053.090 Units sold during the year)		50.00		—
Chola Liquid Fund - Cumulative Nil (2003 - 1,60,54,680.988) Units of Rs. 10.00 each (1,96,68,100.799 Units purchased and 3,57,22,781.787 Units sold during the year)		—		19.52
Chola Liquid Institutional - Dividend Reinvestment Plan 1,53,03,166.192 (2003 - Nil) Units of Rs. 10.00 each (20,98,99,054.151 Units purchased and 19,45,95,887.959 Units sold during the year)		15.30		—
DSP Merrill Lynch Liquidity Fund Daily Dividend 17,36,36,800.471 (2003 - Nil) Units of Rs. 10.00 each (66,81,76,230.629 Units purchased and 49,45,39,430.158 Units sold during the year)		173.81		—
GCFG Grindlays Cash Fund - Growth Option Nil (2003 - 14,03,839.485) Units of Rs. 10.00 each (1,35,36,303.923 Units purchased and 1,49,40,143.408 Units sold during the year)		—		1.58
GFBD Grindlays Floating Rate - Inst Plan B - Daily Dividend 4,52,50,914.026 (2003 - Nil) Units of Rs. 10.00 each (6,44,11,539.280 Units purchased and 1,91,60,625.254 Units sold during the year)		45.57		—
GFRG Grindlays Floating Rate Fund - Growth Option Nil (2003 - 3,39,35,571.514) Units of Rs. 10.00 each (3,39,35,571.514 Units sold during the year)		—		34.00
GSQB GSSIF - Investment Plan B Inst Plan - Quarterly Dividend 4,00,88,007.160 (2003 - Nil) Units of Rs. 10.00 each (20,29,47,128.504 Units purchased and 16,28,59,121.344 Units sold during the year)		43.00		—
HSBC Cash Fund - Institutional - Daily Dividend 16,67,93,731.696 (2003 - Nil) Units of Rs. 10.00 each (27,12,28,118.991 Units purchased and 10,44,34,387.295 Units sold during the year)		174.09		—
Carried over		668.88		100.11

	As at 31st March, 2004 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2003 (Rs. in Crores) Quoted	Not Quoted
7. INVESTMENTS (Contd.)				
Current Brought forward		**668.88**		100.11
OTHER INVESTMENTS (Contd.)				
Principal Cash Management Fund - Liquid Institutional Plan - Daily Dividend Plan 17,39,84,360.959 (2003 - Nil) Units of Rs. 10.00 each (44,85,74,174.722 Units purchased and 27,45,89,813.763 Units sold during the year)		**174.00**		—
IDBI Principal Cash Management Fund - Liquid Option - Growth Plan Nil (2003 - 3,24,36,428.208) Units of Rs. 10.00 each (3,24,36,428.208 Units sold during the year)		—		38.62
IL & FS Liquid Account - Institutional Plan (Dividend Option) 8,70,24,043.331 (2003 - Nil) Units of Rs. 10.00 each (9,26,24,043.331 Units purchased and 56,00,000.000 Units sold during the year)		**87.02**		—
IL & FS Liquid Account Growth Plan Nil (2003 - 4,41,50,982.196) Units of Rs. 10.00 each (4,41,50,982.196 Units sold during the year)		—		49.27
ING Vysya Liquid Fund - Daily Dividend Option (formerly known as ING Treasury Portfolio) 7,50,24,462.849 (2003 - Nil) Units of Rs. 10.00 each (22,65,65,505.806 units purchased and 15,15,41,042.957 Units sold during the year)		**80.81**		—
ING Treasury Portfolio - Growth Option Nil (2003 - 1,79,79,767.793) Units of Rs. 10.00 each (1,79,79,767.793 Units sold during the year)		—		23.00
JM High Liquidity Fund - Growth Plan Nil (2003 - 2,76,38,193.160) Units of Rs. 10.00 each (91,75,679.613 Units purchased and 3,68,13,872.773 Units sold during the year)		—		45.94
JM High Liquidity Fund Institutional Plan - Daily Dividend 17,32,62,583.906 (2003 - Nil) Units of Rs. 10.00 each (49,58,24,065.657 Units purchased and 32,25,61,481.751 Units sold during the year)		**173.26**		—
Kotak Mahindra Liquid Scheme - Growth Nil (2003 - 3,62,78,527.614) Units of Rs. 10.00 each (49,79,471.099 Units purchased and 4,12,57,998.713 Units sold during the year)		—		43.60
Prudential ICICI Institutional Income Plan - Dividend Quarterly 6,68,06,812.513 (2003 - Nil) Units of Rs. 10.00 each (20,00,62,052.398 Units purchased and 13,32,55,239.885 Units sold during the year)		**75.00**		—
Prudential ICICI Liquid Plan Nil (2003 - 3,33,64,432.008) Units of Rs. 10.00 each (3,33,64,432.008 Units sold during the year)		—		49.34
Prudential ICICI Liquid Plan Institutional Plus - Daily Dividend Option 3,16,25,977.430 (2003 - Nil) Units of Rs. 10.00 each (69,24,19,088.251 Units purchased and 66,07,93,110.821 Units sold during the year)		**37.48**		—
Reliance Liquid Fund - Treasury Plan - Retail Option - Daily Dividend Option 7,89,32,788.656 (2003 - Nil) Units of Rs. 10.00 each (18,15,81,195.444 Units purchased and 10,26,48,406.788 Units sold during the year)		**120.16**		—
Carried over		**1416.61**		349.88

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2004 (Rs. in Crores) Quoted	As at 31st March, 2004 (Rs. in Crores) Not Quoted	As at 31st March, 2003 (Rs. in Crores) Quoted	As at 31st March, 2003 (Rs. in Crores) Not Quoted
7. INVESTMENTS (Contd.)				
Current Brought forward		**1416.61**		349.88
OTHER INVESTMENTS (Contd.)				
SBI Mutual Fund - Magnum Insta Cash Fund Nil (2003 - 86,04,639.071) Units of Rs. 10.00 each (40,16,832.796 Units purchased and 1,26,21,471.867 Units sold during the year)		—		11.66
SBI Mutual Fund Magnum Institutional Income Fund - Saving Plan - Dividend 10,84,89,659.778 (2003 - Nil) Units of Rs. 10.00 each (43,81,89,270.536 Units purchased and 32,96,99,610.758 Units sold during the year)		**108.64**		—
TLFG Tata Liquid Fund - Appreciation Nil (2003 - 96,27,214.842) Units of Rs. 10.00 each (96,27,214.842 Units sold during the year)		—		13.50
Templeton India Treasury Management Account - Daily Dividend Reinvestment 11,48,378.963 (2003 - Nil) Units of Rs. 1,000.00 each (27,74,423.433 Units purchased and 16,26,044.470 Units sold during the year)		**173.63**		—
Templeton India Treasury Management Account - Growth Nil (2003 - 2,34,894.376) Units of Rs. 1,000.00 each (92,911.397 Units purchased and 3,27,805.773 Units sold during the year)		—		35.03
Templeton India Liquid Fund Growth Plan Nil (2003 - 3,11,28,971.468) Units of Rs. 10.00 each (3,11,28,971.468 Units sold during the year)		—		46.30
Templeton Floating Rate Income Fund - Long Term Plan - Growth Nil (2003 - 4,63,80,189.957) Units of Rs. 10.00 each (4,63,80,189.957 Units sold during the year)		—		50.01
Templeton Floating Rate Income Fund - Short Term Plan - Growth Nil (2003 - 1,39,39,613.594) Units of Rs. 10.00 each (1,39,39,613.594 Units sold during the year)		—		15.03
UTI Bond - Growth Nil (2003 - 8,70,42,333.276) Units of Rs. 10.00 each (8,70,42,333.276 Units sold during the year)		—		150.00
UTI Bond Fund (Income) 13,63,12,856.731 (2003 - Nil) Units of Rs. 10.00 each (54,88,62,741.480 Units purchased and 41,25,49,884.749 Units sold during the year)		**146.69**		—
UTI Liquid Cash Plan Institutional - Daily Income Option 5,13,29,355.269 (2003 - Nil) Units of Rs. 10.00 each (10,26,58,710.538 Units purchased and 5,13,29,355.269 Units sold during the year)		**51.65**		—
Zurich India Liquidity Fund - Savings Plan - Growth Nil (2003 - 19,11,861.271) Units of Rs. 10.00 each (19,11,861.271 Units sold during the year)		—		2.40
Total Current Investments		**1897.22**		673.81
Total of Quoted and Unquoted Investments		**3080.73**		1637.04
Less : Provision for Long Term Investments *		**26.77**		28.18
TOTAL OF INVESTMENTS		**3053.96**		1608.86

7. **INVESTMENTS** (Contd.)

Total Market Value of Quoted Investments : 2004 - Rs. 285.22 Crores (2003 - Rs. 102.20 Crores)

During the year, the following current investments were purchased and sold:

(1) 10,72,52,191.280 Units of Alliance Cash Manager - IP - Weekly Dividend at cost of Rs. 107.32 Crores

(2) 5,69,76,874.880 Units of Alliance Cash Manager - IP - Daily Dividend at cost of Rs. 56.98 Crores

(3) 4,68,25,568.823 Units of Birla Income Plus Institutional Plan - Dividend - Payout at cost of Rs. 124.00 Crores

(4) 15,46,78,935.790 Units of Birla Bond Plus Plan A - Dividend Reinvestment at cost of Rs. 162.08 Crores

(5) 2,33,88,829.330 Units of NLFD CANLIQUID FUND - Dividend Reinvestment at cost of Rs. 23.49 Crores

(6) 12,23,88,140.940 Units of DSP Merrill Lynch Bond Fund - Institutional Plan Dividend at cost of Rs. 129.04 Crores

(7) 15,11,37,399.040 Units of DSP Merrill Lynch Short Term Fund Weekly Dividend at cost of Rs. 152.18 Crores

(8) 5,47,87,748.330 Units of DSP Merrill Lynch Bond Fund Retail - Dividend at cost of Rs. 60.17 Crores

(9) 12,65,45,087.090 Units of Deutsche Short Maturity Fund - Weekly Dividend Plan at cost of Rs. 129.42 Crores

(10) 27,71,86,435.600 Units of Deutsche Insta Cash Plus Fund - Daily Dividend Plan at cost of Rs. 285.33 Crores

(11) 1,59,30,440.830 Units of GCFD Grindlays Cash Fund - Daily Dividend at cost of Rs. 16.85 Crores

(12) 33,66,39,161.667 Units of GCDB Grindlays Cash Fund - Inst Plan B - Daily Dividend at cost of Rs. 356.14 Crores

(13) 1,97,72,888.160 Units of GSTD GSSIF - Short Term - Monthly Dividend at cost of Rs. 20.39 Crores

(14) 3,22,26,164.620 Units of GFRD Grindlays Floating Rate Fund - Daily Dividend at cost of Rs. 32.45 Crores

(15) 10,52,29,917.785 Units of GFRG Grindlays Floating Rate Fund - Growth Option at cost of Rs. 106.65 Crores

(16) 20,40,85,218.121 Units of GSBD GSSIF - Short Term Plan B Inst Plan - Monthly Dividend at cost of Rs. 209.92 Crores

(17) 24,97,69,518.260 Units of OCFD HSBC Cash Fund - Dividend at cost of Rs. 254.45 Crores

(18) 11,53,63,758.426 Units of OISID HSBC Institutional Income Fund - Short Term - Dividend at cost of Rs. 120.99 Crores

(19) 9,71,98,026.580 Units of HDFC Liquid Fund - Dividend at cost of Rs. 97.80 Crores

(20) 13,10,29,213.460 Units of HDFC Short Term Plan - Premium Plus Plan - Dividend Reinvestment at cost of Rs. 141.67 Crores

(21) 4,62,17,857.280 Units of HDFC Income Fund - Premium Plus Plan - Dividend at cost of Rs. 51.13 Crores

(22) 3,38,00,061.454 Units of HDFC Cash Management Fund - Call Plan - Daily - Dividend Reinvestment at cost of Rs. 34.78 Crores

(23) 6,04,81,450.200 Units of HDFC High Interest Fund - Short Term Plan - Dividend Option at cost of Rs. 63.70 Crores

(24) 14,37,68,567.080 Units of IDBI Principal Income Fund Short Term Plan - Instl Plan - Dividend Reinvestment - Weekly at cost of Rs. 154.04 Crores

(25) 6,39,75,334.450 Units of IDBI Principal Cash Management Fund - Liquid Option Dividend Reinvestment Monthly at cost of Rs. 63.99 Crores

(26) 3,01,74,661.740 Units of IDBI Principal Cash Management Fund - Liquid Option Dividend Reinvestment Daily at cost of Rs. 30.18 Crores

(27) 13,60,25,765.280 Units of IL&FS Liquid Account - Dividend at cost of Rs. 136.03 Crores

(28) 10,48,21,073.530 Units of IL&FS Bond Fund - Institutional Plan (Dividend Option) at cost of Rs. 123.95 Crores

(29) 1,48,76,229.770 Units of IL&FS Bond Fund - Short Term - Institutional Plan (Dividend Option) at cost of Rs. 15.00 Crores

(30) 4,05,28,009.740 Units of ING Treasury Portfolio - Weekly Dividend Option at cost of Rs. 43.56 Crores

(31) 2,48,18,016.131 Units of ING Income Portfolio - Short Term Option - Dividend Option at cost of Rs. 26.64 Crores

(32) 3,56,97,883.760 Units of JM High Liquidity Fund - Daily Dividend at cost of Rs. 37.18 Crores

(33) 2,87,93,550.250 Units of JM Income Fund - Growth Plan - Growth Option at cost of Rs. 70.00 Crores

(34) 3,48,35,137.330 Units of JM Income Fund - Dividend at cost of Rs. 36.43 Crores

(35) 10,90,06,799.470 Units of JM Short Term Fund - Dividend at cost of Rs. 110.82 Crores

SCHEDULES TO THE ACCOUNTS

7. INVESTMENTS (Contd.)

(36) 4,07,95,772.540 Units of K Bond Unit Scheme 99 Institutional Plan - Growth at cost of Rs. 64.00 Crores

(37) 32,61,301.415 Units of Kotak Mahindra Liquid Scheme - Dividend at cost of Rs. 3.27 Crores

(38) 60,98,67,016.379 Units of Kotak Mahindra Liquid Institutional Plan - Daily Dividend at cost of Rs. 745.75 Crores

(39) 40,74,36,573.300 Units of Kotak Liquid Institutional Premium Plan - Daily Dividend at cost of Rs. 498.22 Crores

(40) 18,80,54,869.989 Units of Kotak Liquid Institutional Plan - Daily Dividend at cost of Rs. 188.45 Crores

(41) 8,48,83,934.453 Units of Kotak Floater - Weekly Dividend at cost of Rs. 85.00 Crores

(42) 27,25,65,525.447 Units of Kotak Bond Short Term Plan - Dividend at cost of Rs. 275.88 Crores

(43) 4,18,61,362.230 Units of Prudential ICICI Liquid Plan - Dividend Option at cost of Rs. 49.54 Crores

(44) 10,09,51,163.710 Units of Prudential ICICI Liquid Plan - Daily Dividend Option at cost of Rs. 119.62 Crores

(45) 33,86,98,071.660 Units of Prudential ICICI Liquid Plan Institutional - Daily Dividend Option at cost of Rs. 401.32 Crores

(46) 4,41,11,147.970 Units of Prudential ICICI Income Plan Institutional - Dividend Quarterly Option at cost of Rs. 49.44 Crores

(47) 3,44,83,107.220 Units of Prudential ICICI Floating Rate Plan - Dividend at cost of Rs. 34.68 Crores

(48) 2,84,34,940.855 Units of Prudential ICICI Income Plan - Dividend at cost of Rs. 30.00 Crores

(49) 21,15,013.910 Units of Templeton India Short Term Income Plan Weekly Dividend Reinvestment at cost of Rs. 237.58 Crores

(50) 12,10,42,749.210 Units of Reliance Liquid Fund - Treasury Plan - Retail Option - Weekly Dividend Option at cost of Rs. 125.13 Crores

(51) 10,99,97,219.570 Units of Reliance Short Term Fund - Dividend Plan at cost of Rs. 110.70 Crores

(52) 2,27,01,740.433 Units of Reliance Income Fund - Retail Plan - Monthly Dividend Plan at cost of Rs. 25.31 Crores

(53) 29,06,79,534.500 Units of Sundaram Money Fund - Dividend Reinvested Daily at cost of Rs. 293.26 Crores

(54) 4,89,69,997.460 Units of Sundaram Bond Saver - Dividend at cost of Rs. 51.20 Crores

(55) 4,76,18,467.870 Units of Sundaram Bond Saver - Institutional - Dividend - Quarterly at cost of Rs. 50.53 Crores

(56) 37,07,09,300.870 Units of SBI Mutual Fund - Magnum Insta Cash Fund - Cash Plan at cost of Rs. 390.04 Crores

(57) 11,23,26,956.810 Units of SBI Mutual Fund - Magnum Insta Cash Fund - Short Term Plan - Dividend at cost of Rs. 114.04 Crores

(58) 5,34,60,724.880 Units of Templeton India Treasury Management Account - Weekly Dividend Reinvestment at cost of Rs. 53.48 Crores

(59) 84,14,43,001.200 Units of Templeton India Liquid Fund - Daily Dividend Reinvestment at cost of Rs. 841.44 Crores

(60) 17,98,96,521.640 Units of Templeton Floating Rate Income Fund Short Term Plan - Dividend Reinvestment at cost of Rs. 178.67 Crores

(61) 5,01,31,462.910 Units of Templeton Floating Rate Income Fund Long Term Plan - Dividend Reinvestment at cost of Rs. 51.85 Crores

(62) 4,53,16,205.140 Units of Templeton India Income Fund - Daily Reinvestment at cost of Rs. 50.89 Crores

(63) 9,54,72,742.460 Units of Templeton Income Builder Account - Institutional Plan - Dividend Reinvestment at cost of Rs. 104.71 Crores

(64) 57,35,41,786.780 Units of TLSD Tata Liquid Super High Investment Fund - Daily Dividend at cost of Rs. 637.77 Crores

(65) 1,38,72,780.150 Units of TLHD Tata Liquid High Investment Fund - Monthly Dividend at cost of Rs. 13.94 Crores

(66) 11,73,12,298.460 Units of TSTD Tata Short Term Bond Fund - Dividend at cost of Rs. 125.01 Crores

(67) 7,63,30,424.210 Units of UTI Liquid Cash Plan - Daily Income Option at cost of Rs. 76.44 Crores

(68) 6,03,51,797.310 Units of Zurich India High Interest Fund STP - Dividend at cost of Rs. 63.58 Crores

(69) 60,29,75,391.449 Units of Zurich India Liquidity Fund Savings Plan Daily Dividend at cost of Rs. 641.35 Crores

(70) 3,66,89,096.080 Units of Zurich India Liquidity Fund Savings Plan Weekly Dividend at cost of Rs. 39.02 Crores

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2004 (Rs. in Crores)	As at 31st March, 2003 (Rs. in Crores)
8. INVENTORIES		
Stores and Spare Parts	**84.94**	79.44
Raw Materials	**808.75**	784.69
Intermediates – Tissue Paper and Paper Board	**35.07**	22.28
Stock in Process	**16.21**	17.49
Finished Goods	**589.24**	348.32
	1534.21	1252.22
9. SUNDRY DEBTORS		
Over 6 months old		
Good and Secured	**2.01**	1.35
Good and Unsecured – From Subsidiaries	**0.04**	0.35
– From Others	**17.27**	12.94
Doubtful and Unsecured – From Subsidiaries	**0.11**	0.11
– From Others	**19.76**	23.08
Other Debts		
Good and Secured	**9.95**	10.61
Good and Unsecured – From Subsidiaries	**3.08**	2.02
– From Others	**209.76**	191.43
Doubtful and Unsecured – From Others	**—**	0.09
	261.98	241.98
Less : Provision for Doubtful Debts	**19.87**	23.28
	242.11	218.70
Less : Deposits from normal Trade Debtors – Contra	**11.96**	11.96
	230.15	206.74
10. CASH AND BANK BALANCES		
With Scheduled Banks		
On Current Accounts etc.	**21.32**	32.16
On Deposit Accounts	**—**	340.00
With Other Banks*	**...**	...
Cash and Cheques on hand	**12.72**	6.68
	34.04	378.84

Rs. 0.05 Crore (2003 – Rs. 0.05 Crore) on deposit in Karachi–Blocked Account considered doubtful, fully provided.

* Includes on Current Account Rs. 14,522/- (2003 – Rs. 12,720/-) with Post Office Savings Bank and maximum amount outstanding at any time during the year was the same.

11. OTHER CURRENT ASSETS		
Good and partially secured		
Deposit towards Property Options*	**311.20**	312.70
Good and Unsecured		
Deposits with Government, Public Bodies and Others@	**436.08**	446.10
Interest accrued on Loans, Advances etc.	**27.28**	21.68
Interest accrued on Investments	**6.03**	—
Dividend Receivable	**2.73**	—
Fixed Assets held for sale (at lower of cost and estimated realisable value)**	**33.86**	33.86
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	**1.38**	1.38
	818.56	815.72
Less : Provision for Doubtful Deposits	**1.38**	1.38
	817.18	814.34

* Rs. 147.80 Crores (2003 – Rs. 147.80 Crores) secured against equitable mortgage of land.

@ Deposit with subsidiary companies Rs. 2.56 Crores (2003 – Rs. 2.56 Crores).

** Represents amount receivable consequent to an Arbitration settlement in respect of these assets. The difference between the book value and this value has been fully provided for in these Accounts in the previous year.

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2004 (Rs. in Crores)	As at 31st March, 2003 (Rs. in Crores)
12. LOANS AND ADVANCES		
Good and Secured		
Loans to Subsidiaries	**20.25**	15.00
Loans to Others	**147.00**	140.00
Advances with Subsidiaries*	**59.25**	51.70
Good and Unsecured		
Loans to Subsidiaries	**131.09**	124.94
Loans to Others**	**26.21**	26.91
Advances recoverable in cash or in kind or for value to be received *	**195.35**	196.16
Advances with Government and Public Bodies	**285.52**	275.60
Advances with Subsidiaries*	**5.10**	5.28
Doubtful and Unsecured		
Loans	**4.00**	7.36
Advances recoverable in cash or in kind or for value to be received	**9.02**	9.04
Advances with Government and Public Bodies	**0.55**	0.55
	883.34	852.54
Less : Provision for Doubtful Loans and Advances	**13.57**	16.95
	869.77	835.59

Loans to Subsidiaries comprise of :

- Interest free loans to wholly owned subsidiaries :
  - ITC Infotech India Limited Rs. 93.85 Crores (2003 - Rs. 65.20 Crores)
    (The maximum outstanding during the year was Rs. 93.85 Crores; 2003 - Rs. 65.20 Crores).
  - BFIL Finance Limited Rs. 37.24 Crores (2003 - Rs. 37.24 Crores)
    (The maximum outstanding during the year was Rs. 37.24 Crores; 2003 - Rs. 37.24 Crores).
- Interest bearing loans to other subsidiaries :
  - ITC Hotels Limited Rs. Nil (2003 - Rs. 22.50 Crores)
    (The maximum outstanding during the year was Rs. 22.50 Crores; 2003 - Rs. 29.50 Crores).
  - Landbase India Limited Rs. 20.25 Crores (2003 - Rs. 15.00 Crores)
    (The maximum outstanding during the year was Rs. 20.25 Crores; 2003 - Rs. 15.00 Crores).
- Loans to Others include :
  - Ansal Hotels Limited, an associate, Rs. 147.00 Crores (2003 - Rs. 140.00 Crores)
    (The maximum outstanding during the year was Rs. 147.00 Crores; 2003 - Rs. 140.00 Crores).
    Includes Rs. 140.00 Crores repayable in 28 quarterly instalments ending 27.12.2009 with an initial moratorium of two years.

* Includes Capital Advances of Rs. 122.15 Crores (2003 – Rs. 127.52 Crores).

** Includes Loans and Advances to Directors and to Company Secretary – Rs. 1.53 Crores (2003 – Rs. 1.41 Crores). The maximum indebtedness during the year was Rs. 1.57 Crores (2003 – Rs. 1.45 Crores).

	As at 31st March, 2004 (Rs. in Crores)	As at 31st March, 2003 (Rs. in Crores)
13. LIABILITIES		
Acceptances	**2.02**	3.01
Sundry Creditors*		
Total outstanding dues of small scale industrial undertakings	**2.21**	1.40
Total outstanding dues of creditors other than small scale industrial undertakings **	**2802.10**	2049.66
Sundry Deposits***	**40.76**	38.03
Unclaimed Dividend	**13.91**	12.22
Interest Accrued but not due on Loans	**0.79**	1.14
	2861.79	2105.46
Less : Deposits from normal Trade Debtors – Contra	**11.96**	11.96
	2849.83	2093.50

There is no amount due and outstanding to be credited to Investor Education and Protection Fund. For this purpose an amount of Rs. 0.30 Crore maintained with a bank has not been considered on account of a pending legal dispute for which the Company has filed a suit.

* Includes amounts due to Subsidiary Companies Rs. 18.90 Crores (2003 – Rs. 18.49 Crores).

** Includes amounts payable on acquisition of the Paperboards business Rs. 194.16 Crores (2003 - Rs. Nil), including Rs. 155.33 Crores (2003 - Rs. Nil) not due within one year [See Note 19 (x)].

*** Includes deposits from Subsidiary Company Rs. 20.25 Crores (2003 – Rs. 20.25 Crores).

14. PROVISIONS

	2004	2003
Taxation (net of advance payment)	**55.71**	142.99
Provision for Retirement Benefits	**18.34**	15.05
Provision for Subsidiary	**50.00**	50.00
Proposed Dividend	**495.36**	371.27
Income Tax on Proposed Dividend	**63.47**	47.57
	682.88	626.88

15. OTHER INCOME		For the year ended 31st March, 2004 (Rs. in Crores)		For the year ended 31st March, 2003 (Rs. in Crores)	
Miscellaneous Income			**30.57**		44.34
Licence Fees			**0.11**		—
Doubtful Debts, Claims and Advances – previous years			**0.43**		0.66
Gain on Exchange – Net			**18.41**		16.66
Income from Long Term Investments	– Trade	**3.22**		2.94	
	– Subsidiary	**17.93**		—	
	– Others	**6.13**	**27.28**	0.12	3.06
Income from Current Investments	– Others		**78.16**		4.41
Interest on Loans and Deposits etc.			**60.67**		37.74
Profit on Sale of Current Investments – Net			**—**		42.70
Liability no longer required Written Back*			**9.25**		20.02
			224.88		169.59

The Income from Investments and Interest are stated Gross, the amount of Income Tax deducted is Rs. 6.85 Crores (2003 – Rs. 5.80 Crores).

* Includes Rs. Nil (2003 – Rs. 9.62 Crores) written back following fulfilment of export obligation relating to EPCG licenses.

SCHEDULES TO THE ACCOUNTS

	For the year ended 31st March, 2004 (Rs. in Crores)		For the year ended 31st March, 2003 (Rs. in Crores)	
16. RAW MATERIALS ETC.				
(a) RAW MATERIALS CONSUMED				
Opening Stock	784.69		702.68	
Purchases	2036.71		1631.69	
	2821.40		2334.37	
Less : Closing Stock	808.75	2012.65	784.69	1549.68
(b) PURCHASES AND CONTRACT MANUFACTURING CHARGES				
Cigarettes	13.90		10.42	
Agri Products	348.71		579.75	
Other Goods	190.51		85.26	
Packing Materials	11.63	564.75	23.84	699.27
(c) (INCREASE)/DECREASE IN FINISHED GOODS, INTERMEDIATES, STOCK IN PROCESS				
Opening Stock				
Cigarettes	214.22		231.44	
Smoking Tobacco	0.44		0.21	
Printed Materials	1.15		2.17	
Agri Products	48.00		78.07	
Paper – Specialty Paper	5.53		4.05	
Paperboards and Paper	27.00		24.29	
Other Goods	47.50		28.50	
Packing Materials	4.48		2.77	
Intermediates – Tissue Paper and Paperboards	22.28		18.42	
Stock in Process	17.49		11.17	
	388.09		401.09	
Closing Stock				
Cigarettes	299.53		214.22	
Smoking Tobacco	0.32		0.44	
Printed Materials	2.04		1.15	
Agri Products	135.00		48.00	
Paper – Specialty Paper	6.74		5.53	
Paperboards and Paper	28.74		27.00	
Other Goods	114.35		47.50	
Packing Materials	2.52		4.48	
Intermediates – Tissue Paper and Paperboards	35.07		22.28	
Stock in Process	16.21		17.49	
	640.52	(252.43)	388.09	13.00
Total		2324.97		2261.95
Less : Waste Material Sales		4.62		3.53
		2320.35		2258.42
Excise Duties etc. on Increase/(Decrease) of Finished Goods		62.98		(10.00)
		2383.33		2248.42

SCHEDULES TO THE ACCOUNTS

	For the year ended 31st March, 2004 (Rs. in Crores)		For the year ended 31st March, 2003 (Rs. in Crores)	
17. MANUFACTURING, SELLING ETC. EXPENSES				
Salaries/Wages and Bonus	271.17		225.88	
Contribution to Provident and Other Funds	69.64		52.59	
Workmen and Staff Welfare Expenses	35.82		32.33	
Reimbursement of contractual remuneration	39.85	416.48	35.32	346.12
Consumption of Stores and Spare Parts		101.52		92.93
Power and Fuel		159.21		137.94
Rent		33.81		32.76
Rates and Taxes		23.92		17.77
Insurance		33.29		30.49
Repairs				
– Buildings		20.98		22.30
– Machinery		29.93		29.83
– Others		14.01		13.73
Outward Freight and Handling Charges		198.00		171.25
Advertising/Sales Promotion – Net		266.83		219.19
Market Research		27.85		19.10
Doubtful and Bad Debts		0.69		4.06
Doubtful and Bad Advances, Deposits etc.		0.31		1.07
Information Technology Services		39.13		33.83
Travelling and Conveyance		82.63		69.05
Training		6.12		7.25
Legal Expenses		12.01		9.53
Postage, Telephone, Telex, etc.		18.88		18.95
Brokerage and Discount – Sales		2.76		1.58
Brokerage and Discount – Others		2.89		—
Commission to Selling Agents		17.73		14.62
Loss on Sale of Current Investments – Net		1.36		—
Bank Charges		4.99		5.23
Interest etc. Paid – Debenture, Term Loans and Fixed Deposits	0.11		17.98	
– Others	29.08		17.04	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	4.40	24.79	5.18	29.84
Miscellaneous Expenses		206.01		185.48
Fixed Assets and Stores Discarded – Net		13.50		9.99
		1759.63		1523.89
Deduct : Transfers to Fixed Assets etc. Accounts		8.32		30.47
		1751.31		1493.42
Miscellaneous Expenses include :				
(1) Contribution to Chief Minister's Relief Fund		—		0.05
(2) Auditors' Remuneration (including service tax) and Expenses :				
Audit Fees		0.91		0.87
Tax Audit Fees		0.23		0.23
Fees for Limited Review		0.36		0.16
Fees for Other Services		0.33		0.29
Reimbursement of Expenses		0.09		0.10
(3) Cost Auditors' Fee		0.03		0.03
(4) Consultancy/Professional Fees		47.26		30.44
(5) Provision for estimated loss on Fixed Assets held for sale		—		35.04
(6) On Contract Settlements in Commodity Exchanges – Net		7.66		—

Interest received on Trading Debts, Deposits with Govt. Bodies etc. is stated Gross, the amount of Income Tax deducted is Rs. 0.43 Crore (2003 - Rs. 0.36 Crore).

SCHEDULES TO THE ACCOUNTS

	For the year ended 31st March, 2004 (Rs. in Crores)	For the year ended 31st March, 2003 (Rs. in Crores)
18. PROVISION FOR TAXATION		
Income Tax for the year :		
Current Tax	853.79	774.80
Deferred Tax	(92.80)	(71.88)
	760.99	702.92
Less : Adjustments related to previous years – Net		
Current Tax	151.74	18.08
Deferred Tax	(116.96)	—
	34.78	18.08
	726.21	684.84

19. NOTES TO THE ACCOUNTS

(i) Exchange difference in respect of forward exchange contracts to be recognised in the profit and loss account or capitalised in the subsequent accounting period amounts to Rs. 0.04 Crore - credit (2003 - Rs. 0.41 Crore - credit).

(ii) (a) Claims against the Company not acknowledged as debts Rs. 171.07 Crores (2003 – Rs. 118.59 Crores).

(b) Guarantees and Counter Guarantees outstanding

- Excise Rs. 5.02 Crores (2003 – Rs. 7.32 Crores).
- Others Rs. 55.60 Crores (2003 – Rs. 164.82 Crores).

(c) Uncalled liability on shares partly paid Rs. 26.40 Crores (2003 – Rs. 26.40 Crores).

(iii) Earnings per share	2004	2003
Earnings per share has been computed as under :		
(a) Profit after Taxation (Rs. Crores)	1592.85	1371.35
(b) Weighted average number of Ordinary Shares outstanding	24,75,50,023	24,75,11,886
(c) Effect of potential ordinary shares on Employee Stock Options outstanding	4,82,056	—
(d) Weighted average number of Ordinary Shares in computing diluted earnings per share [(b) + (c)]	24,80,32,079	24,75,11,886
(e) Earnings per share (Face value Rs. 10/- per share) - Basic [(a)/(b)]	Rs. 64.34	Rs. 55.41
- Diluted [(a)/(d)]	Rs. 64.22	Rs. 55.41

(iv) Voluntary Retirement Schemes are in existence for certain non-management employees under which compensation becomes due and payable in instalments after voluntary retirement. The future liability in respect of such employees who have left, on fulfilment of the stipulated conditions, not provided for, would amount to Rs. 0.23 Crore (2003 - Rs. 0.25 Crore).

(v) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors & Management Discussion and Analysis under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

(vi) Research and Development expenses for the year amount to Rs. 23.75 Crores (2003 - Rs. 11.56 Crores).

(vii) Retirement Benefits in respect of Pension, Gratuity etc. are provided for based on Actuarial Valuations as at the Balance Sheet date.

(viii) The names of small scale industrial undertakings to whom the Company owes sums outstanding for more than 30 days as at the Balance Sheet date are Parason Machinery, Transmission Engineers, Unique Engg. Enterprises, Sri Gokul Engg. Works, Hindustan Engg. Works, Kakati Karshak Industries (P) Ltd., Khaitan Paper & Packaging, Industrial Development Company, FTS Engineering Pvt. Ltd., Udyogi Plastics (P) Ltd., Teja Industries and Kaling Vanidhya.

(ix) The Company's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

(x) During the year, the Company acquired from BILT Industrial Packaging Company Limited its paperboards business consisting primarily of the 65,000 MT per annum manufacturing facility at the Thekkampatty Village, Coimbatore District, Tamil Nadu ('Kovai' Unit) for a consideration of Rs. 248.02 Crores payable over a period of five years.

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(xi) Interests in Joint Ventures :

The Company's interest, as a venturer, in jointly controlled entities (Incorporated Joint Ventures) is :

Name	Country of Incorporation	**Percentage of ownership interests as at 31st March, 2004**	Percentage of ownership interests as at 31st March, 2003
King Maker Marketing Inc., USA (KMM)	USA	**50**	50
Surya Nepal Private Limited (SNPL)	Nepal	—	*

* Surya Nepal Private Limited had become a subsidiary company on 20th August, 2002 consequent to an increase in stake during the previous year. The percentage of voting power prior to that date was 49%.

The financial statements of KMM are drawn upto 31st January.

The Company's interest in this Joint Venture is reported as Long Term Investment (Schedule - 7) and stated at cost. However, the Company's share of each of the assets, liabilities, income and expenses, etc. (each without elimination of the effect of transactions between the Company and the joint venture) related to its interests in this Joint Venture and Surya Nepal Private Limited till 20th August, 2002 are:

		As at 31st March, 2004 (Rs. in Crores)	As at 31st March, 2003 (Rs. in Crores)
I.	**ASSETS**		
1.	Fixed Assets	**0.19**	1.13
2.	Current Assets, Loans and Advances		
	a) Inventories	**10.89**	10.14
	b) Sundry Debtors	**1.54**	2.01
	c) Cash and Bank Balances	**14.14**	25.32
	d) Other Current Assets	**0.95**	0.55
	e) Loans and Advances	—	0.01
3.	Deferred Tax-Net	**1.11**	0.18
II.	**LIABILITIES**		
1.	Current Liabilities and Provisions		
	a) Liabilities	**23.35**	26.76
	b) Provisions	**0.23**	4.56

		For the year ended 31st March, 2004 (Rs. in Crores)	For the year ended 31st March, 2003 (Rs. in Crores)
III.	**INCOME**		
1.	Sales	**61.88**	103.28
2.	Other Income	**0.82**	1.07
IV.	**EXPENSES**		
1.	Raw Materials etc.	**13.46**	21.70
2.	Excise Duties and Taxes on Sales of Products and Services	**30.56**	47.37
3.	Manufacturing, Selling etc. Expenses	**17.99**	17.44
4.	Depreciation	**0.10**	1.51
5.	Provision for Taxation	**0.70**	6.53

19. NOTES TO THE ACCOUNTS (Contd.)

	For the year ended 31st March, 2004 (Rs. in Crores)	For the year ended 31st March, 2003 (Rs. in Crores)
(xii) DIRECTORS' REMUNERATION		
Salaries	2.13	1.94
Performance Bonus to Wholetime Directors	1.28	1.16
Other Benefits	0.49	0.43
Commission, etc. to Non-Wholetime Directors	0.36	0.27
Directors' Fees	0.09	0.07
	4.35	3.87

The above :

a) *Excludes contribution to the approved group pension and gratuity funds which are actuarially determined on an overall basis.*

b) Includes Rs. 0.02 Crore for the period from 21st March, 2004 to 31st March, 2004 in respect of a wholetime director as approved by the Board of Directors, subject to the approval of the members at the forthcoming Annual General Meeting.

Computation of Net Profit and Directors' Commission

	2004	2004	2003	2003
Profit before Taxation		2319.06		2056.19
Add :				
Directors' Remuneration	4.35		3.87	
Wealth Tax - Net	0.38		0.15	
Depreciation	241.62		237.34	
Provision for estimated loss on fixed assets held for sale	—	246.35	35.04	276.40
		2565.41		2332.59
Less :				
Depreciation under Section 350 of the Companies Act, 1956	247.17		226.92	
Adjusted loss on sale of fixed assets - Net	—	247.17	15.17	242.09
Profit for the purpose of Directors' Commission		2318.24		2090.50
Non-Wholetime Directors' Commission @ 1%		23.18		20.90
Payable for the year		0.36		0.27

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(xiii) ADDITIONAL INFORMATION PURSUANT TO THE PROVISIONS OF PARAGRAPHS 3, 4C AND 4D OF PART II OF SCHEDULE VI OF THE COMPANIES ACT, 1956.

(a) Licensed and Installed Capacity and Actual Production

Class of Goods	Unit of Quantity	CAPACITY				PRODUCTION	
		Registered/Licensed (a)		Installed			
		2004	2003	**2004**	2003	**2004**	2003
Cigarettes	Million	**53,797 (b)**	53,797 (b)	**87,268**	87,268	**55,551**	54,006
Smoking Tobacco	Tonne	**N.A.**	N.A.	**N.A.**	N.A.	**79**	81
Printing/Packaging (Tiruvottiyur)	Tonne	**12,600**	12,600	**16,175**	16,175	**16,168 (c)**	14,521 (c)
Printing (Munger)	Million Standard Sheet Impression	**385**	385	**482**	482	**86 (c)**	83 (c)
Redried Tobacco	Tonne	**N.A.**	N.A.	**N.A.**	N.A.	**79,226 (c)**	68,229 (c)
Pulp	Tonne	**N.A.**	N.A.	**1,00,000**	1,00,000	**89,103 (c)**	66,832 (c)
Paperboards and Paper	Tonne	**N.A.**	N.A.	**2,77,500 (d)**	2,12,500	**2,34,663 (c)**	2,33,574 (c)

a) The "Registered/Licensed Capacity" is exclusive of additional capacity of 25% permissible under the policy of the Government of India.

b) This is in accordance with the Registration Certificate which was re-endorsed on 27th October, 1984 and 7th October, 1991 by the Government of India.

c) Includes production meant for internal consumption.

d) Installed capacities of the year include 65,000 MT acquired from M/s BILT Industrial Packaging Company Limited.

Smoking, Redried and Unredried Tobacco are not items covered by the Industries (Development & Regulation) Act, 1951 or any other regulatory provisions.

N.A. - Not Applicable

(b) Particulars in respect of Sales*

	Unit of Quantity	QUANTITY		VALUE (Rs. in Crores)	
		2004	2003	**2004**	2003
Cigarettes	Million	**65,387**	63,415	**9223.60**	8756.82
Smoking Tobacco	Tonne	**77**	75	**6.44**	6.78
Unmanufactured Tobacco	Tonne	**35,012**	25,721	**259.30**	232.93
Printed Materials	Tonne	**5,892**	3,672	**59.05**	44.13
Agri Products	Tonne	**6,10,100**	11,44,723	**954.62**	985.79
Marine Products	Tonne	**1,541**	1,237	**69.66**	54.15
Paper-Specialty Paper	Tonne	**17,212**	16,157	**118.81**	111.23
Paperboards and Paper	Tonne	**1,69,582**	1,75,220	**554.64**	530.43
Hotel Sales/Income from Services				**254.49**	192.09
Miscellaneous [FMCG - Others (Branded Garments, Branded Packaged Foods, Greeting Cards, etc.) and others]				**314.43**	110.53
				11815.04	11024.88

* Net of Sales Returns and Damaged Stocks etc.

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

	Unit of Quantity	Quantity 2004	Quantity 2003	Value (Rs. in Crores) 2004	Value (Rs. in Crores) 2003
(c) Details of Finished Goods					
(i) Opening Stock					
Cigarettes	Million	2,374	2,505	214.22	231.44
Smoking Tobacco	Tonne	8	2	0.44	0.21
Printed Materials	Tonne	240	287	1.15	2.17
Agri Products	Tonne	40,984	1,13,577	48.00	78.07
Paper - Specialty Paper	Tonne	814	647	5.53	4.05
Paperboards and Paper	Tonne	8,276	9,038	27.00	24.29
Other Goods				47.50	28.50
Packing Materials				4.48	2.77
				348.32	371.50
(ii) Closing Stock					
Cigarettes	Million	3,299	2,374	299.53	214.22
Smoking Tobacco	Tonne	7	8	0.32	0.44
Printed Materials	Tonne	367	240	2.04	1.15
Agri Products	Tonne	1,14,032	40,984	135.00	48.00
Paper - Specialty Paper	Tonne	1,267	814	6.74	5.53
Paperboards and Paper	Tonne	9,900	8,276	28.74	27.00
Other Goods				114.35	47.50
Packing Materials				2.52	4.48
				589.24	348.32
(iii) Purchases and Contract Manufacturing Charges					
Cigarettes	Million	10,858	9,341	13.90	10.42
Agri Products	Tonne	7,01,844	10,83,073	348.71	579.75
Other Goods				190.51	85.26
Packing Materials				11.63	23.84
				564.75	699.27
(d) Details of Raw Materials Consumed during the year*					
Unmanufactured Tobacco	Tonne	87,116	89,709	484.60	453.03
Waste Paper and Pulp	Tonne	1,26,048	1,46,580	175.03	193.55
Hardwood and Bamboo	BDT**	2,49,990	1,85,534	75.40	50.34
Agri Products	Tonne	4,36,966	2,16,571	627.56	293.50
Board	Tonne	10,982	4,761	96.79	72.07
Filter Rods	Million	8,784	8,384	92.58	89.25
Aluminium Foil/Metallised Paper	Bobbin	5,80,190	5,61,006	40.61	40.97
BOPP/Viscose Film	Tonne	1,661	1,543	26.67	23.17
Chemicals for Paperboards and Paper				130.85	120.09
Miscellaneous				262.56	213.71
				2012.65	1549.68

* Relates to the Company's main products and the principal raw materials.

** BDT-Bone Dry Tonne

(e) Value of Raw Materials, Spare Parts and Components Consumed during the year	(Percentage) 2004	(Percentage) 2003	Value (Rs. in Crores) 2004	Value (Rs. in Crores) 2003
Raw Materials				
Imported	14.83	20.56	298.55	318.63
Indigenous	85.17	79.44	1714.10	1231.05
	100.00	100.00	2012.65	1549.68
Spare Parts and Components				
Imported	36.06	36.45	36.61	33.87
Indigenous	63.94	63.55	64.91	59.06
	100.00	100.00	101.52	92.93

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(f) Earnings etc. in Foreign Exchange during the year

	2004 (Rs. in Crores)	2003 (Rs. in Crores)
Export of Goods (F.O.B. – Realisation Basis)	918.02	1158.10
Dividend	2.97	0.49
Hotel Earnings*	127.21	109.08
Other Earnings	29.31	26.33
	1077.51	1294.00

* Includes Rs. 115.53 Crores (2003 – Rs. 90.83 Crores) being earnings during the year through International Credit Cards, Travel Agencies, Foreign Airlines etc.

(g) Value of Imports during the year (C.I.F. Basis)

	2004	2003
Raw Materials	232.22	262.25
Components and Spare Parts	32.29	31.53
Capital Goods	100.62	67.18
Other Goods (including imports under eligible Export House Scheme)	47.24	8.17
	412.37	369.13

(h) Expenditure in Foreign Currency during the year (on payment basis)

	2004	2003
Professional Fees	6.30	5.78
Advertising/Sales Promotion	1.43	1.09
Export Promotion Expenses	4.98	4.84
Training	0.97	1.77
Hotel Reservation/Marketing Expenses	7.48	3.94
Licence Fees	0.73	0.82
Miscellaneous Expenditure	12.87	20.86
	34.76	39.10

(i) Remittances in Foreign Currencies on account of Dividends (2003 - Net of tax deducted at source)

Financial Year	On Account of	No. of Shares held	No. of Non-Resident Shareholders	(Rs. in Crores)
2003/2004	2002/2003	9,01,59,678	86	135.24
2002/2003	2001/2002	9,11,73,256	86	105.26

SCHEDULES TO THE ACCOUNTS

20. SEGMENT REPORTING

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS)

(Rs. in Crores)

	External Sales	Inter Segment Sales	2004 Total	External Sales	Inter Segment Sales	2003 Total
1. Segment Revenue						
FMCG - Cigarettes	9230.27	—	9230.27	8764.00	—	8764.00
FMCG - Others	303.58	0.58	304.16	108.47	0.73	109.20
FMCG - Total	9533.85	0.58	9534.43	8872.47	0.73	8873.20
Hotels	254.49	3.04	257.53	192.09	1.32	193.41
Agri Business	1285.74	423.03	1708.77	1272.95	385.19	1658.14
Paperboards, Paper and Packaging	740.96	512.33	1253.29	687.37	475.49	1162.86
Segment Total	11815.04	938.98	12754.02	11024.88	862.73	11887.61
Elimininations			(938.98)			(862.73)
Total Revenue			11815.04			11024.88
2. Segment Results						
FMCG - Cigarettes			2033.34			1923.53
FMCG - Others			(174.36)			(122.44)
FMCG - Total			1858.98			1801.09
Hotels			32.51			10.09
Agri Business			89.80			84.05
Paperboards, Paper and Packaging			229.85			226.27
Segment Total			2211.14			2121.50
Eliminations			6.36			(40.76)
Consolidated Total			2217.50			2080.74
Unallocated corporate expenses net of unallocated income			38.40			82.62
Profit before interest, etc. and taxation			2179.10			1998.12
Interest etc. paid - Net			24.79			29.84
Interest on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc.			164.75			87.91
Provision for Taxation			726.21			684.84
3. Profit after Taxation			1592.85			1371.35

Other Information

(Rs. in Crores)

	Segment Assets	Segment Liabilities*	Segment Assets	Segment Liabilities*
FMCG - Cigarettes	2324.95	752.45	2303.03	681.45
FMCG - Others	255.00	42.90	123.33	42.92
FMCG - Total	2579.95	795.35	2426.36	724.37
Hotels	1048.54	70.85	1037.76	94.67
Agri Business	636.05	159.15	523.36	112.48
Paperboards, Paper and Packaging	1833.72	364.84	1392.34	131.43
Segment Total	6098.26	1390.19	5379.82	1062.95
Unallocated Corporate Assets/Liabilities	4579.54	2877.55	3289.56	2240.81
Total	10677.80	4267.74	8669.38	3303.76

	Capital Expenditure	Depreciation	Non Cash expenditure other than depreciation	Capital Expenditure	Depreciation	Non Cash expenditure other than depreciation
FMCG - Cigarettes	71.33	101.52	4.52	114.97	100.05	6.28
FMCG - Others	19.13	4.93	0.02	17.67	3.56	0.02
FMCG - Total	90.46	106.45	4.54	132.64	103.61	6.30
Hotels	46.71	30.24	2.41	214.12	21.57	0.45
Agri Business	62.45	20.13	(0.56)	23.16	17.59	1.61
Paperboards, Paper and Packaging	471.31	79.40	5.24	115.74	71.68	4.18
Segment Total	670.93	236.22	11.63	485.66	214.45	12.54

* Segment Liabilities of FMCG-Cigarettes is before considering provision of Rs. 1366.34 Crores (2003 - Rs. 970.20 Crores) in respect of disputed State Taxes, the levy / collection of which has been stayed. These have been included under 'Unallocated Corporate Liabilities'.

SCHEDULES TO THE ACCOUNTS

20. SEGMENT REPORTING (Contd.)

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

(Rs. in Crores)

	2004	2003
1. Segment Revenue		
— Within India	10837.82	9795.82
— Outside India	977.22	1229.06
Total Revenue	11815.04	11024.88
2. Segment Assets		
— Within India	6094.41	5377.73
— Outside India	3.85	2.09
Total Assets	6098.26	5379.82
3. Capital Expenditure		
— Within India	670.93	485.66
— Outside India	—	—
Total Capital Expenditure	670.93	485.66

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	— Cigarettes and Smoking mixtures.
: Others	— Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods and Ready to Eat Foods).
	— Agarbattis and Matches sourced from the small scale sector.
Hotels	— Hoteliering.
Paperboards, Paper and Packaging	— Paperboards, Paper including Specialty Paper & Packaging.
Agri Business	— Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) The geographical segments considered for disclosure are :

— Sales within India

— Sales outside India

(4) Segment results of the new business activities namely 'FMCG : Others' largely reflect start up and business development costs.

(5) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 978 Crores (31.03.2003 - Rs. 943 Crores) includes Rs. 829 Crores (31.03.2003 - Rs. 841 Crores) relating to the new hotels at Mumbai and Kolkata as well as capital work in progress in respect of the second hotel under construction in Mumbai.

In the wake of the upturn in the industry, the Hotels business registered a significant growth in revenue and profits. However, the segment results continue to reflect the depreciation charge of the newly opened hotels, the impact of the global slump in international travel during the earlier part of the financial year, and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute.

(6) The Company's Agri Business markets agri commodities in the export and domestic markets, supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business.

During the year ended 31st March, 2004, the Agri Business revenues / results witnessed a marginal growth over the same period last year inspite of :

(a) transporters' strike in April 2003;

(b) significant reduction in the size of export opportunity in non basmati rice which was available last year (Rs. 76 Crores for the year ended 31.03.2004 as against Rs. 519 Crores for the year ended 31.03.2003); and

(c) significant appreciation of the Rupee against the US Dollar.

(7) Unallocated corporate assets include Rs. 801 Crores (31.03.2003 - Rs. 803 Crores) being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997.

SCHEDULES TO THE ACCOUNTS

21. RELATED PARTY DISCLOSURES

1. ENTERPRISES WHERE CONTROL EXISTS :

i) Subsidiaries :

a) ITC Hotels Limited and its subsidiaries
  Srinivasa Resorts Limited
  Fortune Park Hotels Limited
  Bay Islands Hotels Limited

b) Russell Credit Limited and its subsidiary
  Greenacre Holdings Limited

c) ITC Infotech India Limited and its subsidiaries
  ITC Infotech Limited, UK
  ITC Infotech (USA), Inc.

d) Wills Corporation Limited

e) Gold Flake Corporation Limited

f) Landbase India Limited

g) BFIL Finance Limited and its subsidiary
  MRR Trading & Investment Company Limited

h) Surya Nepal Private Limited

The above list does not include :

a) ITC Global Holdings Pte. Limited, Singapore being under Judicial Management and its subsidiaries
  Hup Hoon Traders Pte. Ltd., Singapore
  AOZT "Hup Hoon", Moscow
  Hup Hoon Impex Srl, Romania
  Fortune Tobacco Co. Ltd., Cyprus
  Fortune Tobacco Company, Inc., USA, and

b) BFIL Securities Limited (a subsidiary of BFIL Finance Ltd.) which is under voluntary winding up proceedings.

ii) Other entities under control of the Company :

a) ITC Sangeet Research Academy

b) ITC Education Trust

c) ITC Rural Development Trust

2. OTHER RELATED PARTIES WITH WHOM THE COMPANY HAD TRANSACTIONS, etc.

i) Associates & Joint Ventures :

Associates

a) Ansal Hotels Limited

b) Gujarat Hotels Limited

c) Megatop Financial Services and Leasing Limited

d) Newdeal Finance and Investment Limited

e) Peninsular Investments Limited

f) Russell Investments Limited

g) Asia Tobacco Company Limited

h) Classic Infrastructure & Development Limited

i) International Travel House Limited
  – being associates of the Company, and

j) Tobacco Manufacturers (India) Limited, UK
  of which the Company is an associate.

Joint Ventures

a) King Maker Marketing Inc., USA

Joint Ventures of the Company's subsidiaries

a) ITC Filtrona Limited (a Joint Venture of Gold Flake Corporation Limited)

b) Maharaja Heritage Resorts Limited (a Joint Venture of ITC Hotels Limited)

c) CLI3L e-Services Limited (a Joint venture of ITC Infotech India Limited)

SCHEDULES TO THE ACCOUNTS

21. RELATED PARTY DISCLOSURES (Contd.)

ii) Key Management Personnel :

Y.C. Deveshwar	Executive Chairman
A. Singh	Executive Director
K. Vaidyanath	Executive Director
S.S.H. Rehman	Executive Director
Y.P. Gupta	Non-Executive Director
C.R. Green	Non-Executive Director
P.B. Ramanujam	Non-Executive Director
B. Sen	Non-Executive Director
Ram S. Tarneja	Non-Executive Director
B. Vijayaraghavan	Non-Executive Director
Ajeet Prasad	Non-Executive Director
J.B. Stevens	Non-Executive Director
T.M. Nagarajan	Non-Executive Director (resigned w.e.f. 12.6.2003)
K.S. Vaidyanathan	Member - Corporate Management Committee
A. Nayak	Permanent Invitee - Corporate Management Committee
R. Srinivasan	Permanent Invitee - Corporate Management Committee

iii) Employees' Benefit Plans where there is significant influence :

a) IATC Provident Fund
b) IATC Staff X Provident Fund
c) ITC Management Staff Gratuity Fund
d) ITC Gratuity Fund
e) ITC Gratuity Fund 'B'
f) ITC Gratuity Fund 'C'
g) ITC Pension Fund
h) ILTD Seasonal Employees Pension Fund
i) ITC Platinum Jubilee Pension Fund
j) Tribeni Tissues Limited Provident Fund
k) Tribeni Tissues Limited Gratuity Fund
l) Tribeni Tissues Junior Management Pension Fund
m) Tribeni Tissues Management Staff Pension Fund
n) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund
o) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A'
p) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B'
q) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C'
r) ITC Bhadrachalam Paperboards Limited Staff Provident Fund

SCHEDULES TO THE ACCOUNTS

21. RELATED PARTY DISCLOSURES (Contd.)

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES

(Rs. in Crores)

	Enterprises where control exists				Associates & Joint Ventures		Key Management Personnel		Employee Trusts	
	Subsidiaries		Others							
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
1. Sale of Goods / Services	44.31	22.21			32.36	51.43				
2. Purchase of Goods / Services	73.97	36.24			109.96	98.55				
3. Acquisition cost of Fixed Assets (including project consultancy fees, etc.)	3.30	1.31			1.07					
4. Sale of Fixed Assets (2004 - Rs. 11,000)	0.02	0.01			...	0.03				
5. Purchase of Investments (Purchase of equity shares of ITC Hotels Limited from Russell Credit Limited)	2.00									
6. Investment made in ITC Infotech India Limited	15.00									
7. Interest income	2.92	3.90			11.25	13.93	0.05	0.08		
8. Remuneration to Key Management Personnel										
— Directors [see Schedule 19 (xii)]							4.35	3.87		
— Others							1.28	1.15		
9. Rent Paid	0.33	0.32								
10. Reimbursement of Contractual Remuneration to ITC Hotels Limited	39.85	35.32								
11. Remuneration of managers on deputation recovered	0.65	0.06			0.48	0.50				
12. Donations			1.13	0.74						
13. Contributions to Employees' Benefit Plans									62.21	45.47
14. Dividend income	17.93				3.22	2.94				
15. Dividend payments					99.28	89.35	0.01	0.01		
16. Expenses recovered	5.69	3.55	0.02	0.02	0.59	0.49				
17. Expenses reimbursed	6.49	4.31			0.25	2.00				
18. Loans Given										
- Russell Credit Limited	332.00	1120.00								
- Others	45.05	27.40			7.00	1.50	0.15	0.05		
19. Receipt towards Loan Repayment										
- Russell Credit Limited	332.00	1176.62								
- Others	33.65	7.00					0.06	0.05		
20. Advances Given	9.98	9.56			2.45	0.01				
21. Receipt towards refund of Deposits						0.10	0.04			
22. Receipt towards refund of Advances	3.36	0.63			1.07	1.23				
23. Deposits received					2.62					
24. Balances as on 31st March,										
i) Debtors/Receivables	6.88	3.82			24.52	17.10				
ii) Advances Given	63.31	56.98			11.05	9.68				
iii) Loans Given	151.34	139.94			147.00	140.00	1.42	1.43		
iv) Deposits with (including Deposits towards Property Options)	2.56	2.56			154.92	154.92		0.04		
v) Deposits From	20.25	20.25			2.65	0.03				
vi) Creditors/Payables	18.90	18.49			4.94	3.16				
vii) Investments in Non-Convertible Debentures	15.00	15.00								
25. Provision for subsidiary (made in earlier years) as on 31st March	50.00	50.00								
26. In addition, remuneration of managers on deputation, absorbed			0.08	0.07	0.30	0.42				

Note : Mr. S. S. H. Rehman, a Wholetime Director of the Company, was the Managing Director of ITC Hotels Limited (till 30th July, 2003) and his aggregate remuneration for the year of Rs. 0.84 Crore (2003 - Rs. 0.74 Crore) is borne by the Company (included in 8 above).

SCHEDULES TO THE ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES

IT IS CORPORATE POLICY

Convention

To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies, which have been applied consistently, is set out below. The financial statements have also been prepared in accordance with relevant presentational requirements of the Companies Act, 1956.

Basis of Accounting

To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as detailed below.

Fixed Assets

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs. To adjust the original cost of Fixed Assets acquired through foreign currency loans at the end of each financial year by any change in liability arising out of expressing the outstanding foreign loan at the rate of exchange prevailing at the date of Balance Sheet.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation / system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

To charge off as a revenue expenditure all upgradation / enhancements unless they bring similar significant additional benefits.

Depreciation

To calculate depreciation on Fixed Assets and Intangible Assets in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or, where specified, lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

To amortise capitalised software costs over a period of five years.

Revaluation of Assets

To review the original book value of Fixed Assets, from time to time, and revalue such of those Fixed Assets as have appreciated in value significantly, in order to relate them more closely to current replacement values, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Investments

To state Current Investments at lower of cost and fair value; and Long Term Investments, including in Joint Ventures and Associates, at cost. Where applicable, provision is made where there is a permanent fall in valuation of Long Term Investments.

Inventories

To state inventories including work-in-progress at cost or below. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

Turnover

To state Gross Turnover, which represents invoiced value of goods sold and services rendered, net of sales tax but inclusive of excise duties, luxury taxes etc.

Investment Income

To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend

To provide for Dividends (including income tax thereon) as proposed by the Directors in the books of account, pending approval at the Annual General Meeting.

SCHEDULES TO THE ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES (Contd.)

Retirement Benefits

To make regular monthly contributions to various Provident Funds, Pension Funds and Gratuity Funds which are charged against revenue. To also charge against revenue, actual disbursements made, when due, under the Workers' Voluntary Retirement Scheme.

To administer through duly constituted and approved independent trusts, various Funds in respect of Employees' Retirement Benefit Schemes, with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

Lease Rentals

To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development

To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income

To provide and determine Current tax as the amount of tax payable in respect of taxable income for the period.

To provide and recognise Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation

To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains/losses arising out of fluctuations in the exchange rates are recognised in Profit and Loss in the period in which they arise except in respect of Fixed Assets where exchange variance is adjusted in the carrying amount of the respective Fixed Asset.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts, except in respect of liabilities incurred for acquiring Fixed Assets, in which case such differences are adjusted in the carrying amount of the respective Fixed Asset.

To account for profit/loss arising on cancellation or renewal of forward exchange contracts as income/expense for the period, except in case of forward exchange contracts relating to liabilities incurred for acquiring Fixed Assets, in which case such profit/loss are adjusted in the carrying amount of the respective Fixed Asset.

To account for gains/losses on foreign exchange rate fluctuations relating to current assets and liabilities at the year end.

To account for gains/losses on foreign exchange rate fluctuations relating to inventories at foreign branches where valuation is at net realisable value.

To account for gains/losses on foreign exchange rate fluctuations relating to current assets and liabilities of foreign branch and foreign currency bank accounts at the year end.

Claims

To disclose claims against the Company not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting

To identify segments having regard to the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter-segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems

To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance of the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by the Division with each Division incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

	Y. C. DEVESHWAR	*Chairman*
Kolkata,	K. VAIDYANATH	*Director*
28th May, 2004	B. B. CHATTERJEE	*Secretary*

REPORT OF THE AUDITORS TO THE MEMBERS

1. We have audited the attached balance sheet of ITC Limited as at 31st March, 2004, and also the profit and loss account and the cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   i) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii) in our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books;

   iii) the balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

   iv) in our opinion, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   v) on the basis of the written representations received from the directors, as on 31st March, 2004, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2004 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

   vi) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      a) in the case of the balance sheet, of the state of affairs of the company as at 31st March, 2004;

      b) in the case of the profit and loss account, of the profit for the year ended on that date; and

      c) in the case of the cash flow statement, of the cash flows for the year ended on that date.

For A.F. Ferguson & Co.
Chartered Accountants

A.K. Mahindra
Partner
Membership No. 10296

Mumbai,
May 28, 2004

Annexure to the Auditors' Report to the Members of ITC Limited

[Referred to in paragraph (3) thereof]

(i) (a) The company is maintaining proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) In our opinion, the fixed assets have been physically verified by the management at reasonable intervals, having regard to the size of the company and the nature of its assets. No material discrepancies between the book records and the physical inventory were noticed.

(c) During the year, in our opinion, a substantial part of fixed assets has not been disposed of by the company.

(ii) (a) The inventory of the company has been physically verified by the management during the year except material lying with third parties (which have substantially been confirmed). In our opinion, the frequency of verification is reasonable.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventory followed by the management were found reasonable and adequate in relation to the size of the company and the nature of its business.

(c) On the basis of our examination of records of inventory, in our opinion, the company has maintained proper records of inventory and the discrepancies noticed on physical verification between the physical stocks and the book records were not material in relation to the operations of the company.

(iii) The company has neither granted nor taken any loans, secured or unsecured, from companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. As the company has not granted/taken any loans, secured or unsecured, to/from parties listed in the registers maintained under Section 301 of the Companies Act, 1956 paragraphs (iii)(b), (c) and (d) of the Order, are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the company and the nature of its business for the purchase of inventory, fixed assets and for the sale of goods. Further, on the basis of our examination, and according to the information and explanations given to us, we have neither come across nor have we been informed of any instance of major weaknesses in the aforesaid internal control procedures.

(v) (a) In our opinion and according to the information and explanations given to us, there are no transactions that need to be entered into the Register maintained under Section 301 of the Companies Act, 1956.

(b) In our opinion and according to the information and explanations given to us, as there are no transactions that need to be entered into the Register maintained under Section 301 of the Companies Act, 1956, paragraph (v)(b) of the Order is not applicable.

(vi) In our opinion and according to the information and explanations given to us, the company has complied with the provisions of Sections 58A and 58AA of the Companies Act, 1956, and the Companies (Acceptance of Deposits) Rules, 1975 as applicable, with regard to the deposits accepted from the public. As per information and explanations given to us no order under the aforesaid sections has been passed by the Company Law Board on the company.

(vii) In our opinion, the company has an internal audit system commensurate with its size and nature of its business.

(viii) To the best of our knowledge, the Central Government has not prescribed the maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956, for any of the products of the company excepting paper, for which, in our opinion, prima facie, the prescribed accounts and records have been maintained and are being made up. We are not required to and, accordingly, have not made a detailed examination of the records.

(ix) (a) According to the information and explanations given to us and according to the books and records as produced and examined by us, in our opinion, the company is regular in depositing undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income-tax, sales-tax, wealth tax, customs duty, excise duty, cess and other material statutory dues as applicable with the appropriate authorities.

(b) As at 31st March 2004 according to the records of the company and the information and explanations given to us, the following are the particulars of dues on account of sales-tax, income-tax, customs duty, wealth tax, excise duty and cess matters that have not been deposited on account of any dispute:

Name of the statute	Nature of the dues	Amount (Rs. in crores)	Period to which the amount relates	Forum where pending
			Various years covering the period	
Sales Tax Laws	Sales tax	11.19	1992-2001	Appellate Authority – upto Commissioners'/ Revisional authorities level
		12.55	1987-98	Appellate Authority – Tribunal level
		0.86	2000-03	High Court
Income Tax Act, 1961	Income tax	0.57	1994-2001	Appellate Authority – Tribunal level
Customs Act, 1962	Customs duty	0.69	1998	Appellate Authority – Tribunal level
Central Excise Act, 1944	Excise duty	51.02	1982-2003	Appellate Authority – upto Commissioners' level
		26.02	1980-2001	Appellate Authority – Tribunal level
		0.26	1989-95	High Court

Out of the amounts aggregating Rs.103.16 crores, Rs. 52.30 crores has been stayed for recovery by the relevant authorities.

(x) The company does not have accumulated losses as at 31st March 2004 and has not incurred cash losses during the financial year ended on that date or in the immediately preceding financial year.

(xi) According to the information and explanations given to us, the company has not defaulted in repayment of dues to any financial institution, bank or to debentureholders during the year.

(xii) According to the information and explanations given to us, the company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) The provisions of any special statute as specified under paragraph (xiii) of the Order are not applicable to the company.

(xiv) In our opinion and according to the information and explanations given to us, the company is not a dealer or trader in securities.

(xv) According to the information and explanations given to us, the company has not given any guarantees for loans taken by others from banks or financial institutions.

(xvi) In our opinion and according to the information and explanations given to us, the term loans were applied for the purpose for which the loans were obtained. As at the year end there were no term loans outstanding.

(xvii) Based on the information and explanations given to us and on an overall examination of the balance sheet of the company, in our opinion, there are no funds raised on a short term basis which have been used for long term investment, and vice versa.

(xviii) The company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956 during the year.

(xix) The company had created security for the debentures issued. At the year end, there are no debentures outstanding.

(xx) The company has not raised any money by public issue during the year.

(xxi) According to the information and explanations given to us, during the year, no fraud on or by the company has been noticed or reported.

For A. F. Ferguson & Co.
Chartered Accountants

A. K. Mahindra
Partner
Membership No. 10296

Mumbai,
May 28, 2004

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 1985 | State Code 21

Balance Sheet Date 31 03 04 (Date Month Year)

II. Capital raised during the year (Amount in Rs. Thousands)*

Public Issue	Rights Issue
N.A.	N.A.
Bonus Issue	**Private Placement**
N.A.	N.A.

*Issue of shares upon exercise of Options under Employee Stock Option Scheme : Rs. 1670

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
66186519	66186519

Sources of Funds

Paid up Capital	Reserves & Surplus
2476789	61623846
Secured Loans	**Unsecured Loans**
315634	892850
Deferred Tax	
877400	

Application of Funds

Net Fixed Assets	Investments
36120516	30539559
Net Current Assets	**Misc. Expenditure**
-473556	N.A.
Accumulated Losses	
N.A.	

IV. Performance of Company (Amount in Rs. Thousands)

Turnover**	Total Expenditure
120399240	97208637

**includes Other Income

+ / –	Profit/Loss Before Tax	+ / –	Profit/Loss After Tax
✓ (+)	23190603	✓ (+)	15928552

(Please tick appropriate box + for profit, – for loss)

Earnings Per Share in Rs.	Dividend Rate %
64.34	200

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

Item Code No. (ITC Code)	Product Description
24.02	CIGARETTES
24.01	UNMANUFACTURED TOBACCO
48.10	PAPER & PAPERBOARD COATED ONE OR BOTH SIDES WITH KAOLIN

GUIDE TO SUBSIDIARIES/JOINT VENTURES/ASSOCIATES

SUBSIDIARIES OF ITC LIMITED

ITC HOTELS LIMITED (ITCHL)

Shareholding

72.06% held by ITC Limited.

Nature of Business

Ownership and management of hotels in the luxury and mid-price segment. ITCHL operates owned and licensed hotels and provides hotel management and consultancy services to the hotels owned by ITC Limited and other Hotel companies. Hotels owned by ITCHL are "ITC Hotel Windsor Sheraton & Towers" at Bangalore and "WelcomHotel Rajputana Palace Sheraton" at Jaipur. Currently ITCHL has 3065 rooms under management / ownership / license.

Hotels managed by ITCHL

ITC Hotel Maurya Sheraton & Towers at New Delhi, ITC Hotel Grand Maratha Sheraton & Towers at Mumbai, ITC Hotel Sonar Bangla Sheraton & Towers at Kolkata, ITC Hotel Kakatiya Sheraton & Towers at Hyderabad, Marriott WelcomHotel at New Delhi, ITC Hotel Park Sheraton & Towers at Chennai, WelcomHotel Rama International at Aurangabad and WelcomHotel Grand Bay at Visakhapatnam.

Hotels licensed by ITCHL

Chola Sheraton at Chennai, WelcomHotel Mughal Sheraton at Agra, Umed Bhawan Palace at Kota, WelcomHotel Vadodara at Vadodara and Fortune Resort Bay Island at Port Blair.

Subsidiaries of ITCHL

Bay Islands Hotels Limited	- 100% held by ITCHL - Owns the "Fortune Resort Bay Island" at Port Blair.
Fortune Park Hotels Limited	- 99.99% held by ITCHL.
Srinivasa Resorts Limited	- 68% held by ITCHL. - Owns the "ITC Hotel Kakatiya Sheraton" at Hyderabad.

Fortune Park Hotels Limited is in the business of managing hotels in the mid-price segment. It currently manages thirteen properties namely Fortune Hotel Landmark at Ahmedabad, Fortune Hotel Calicut at Calicut, Fortune Resorts Darjeeling at Darjeeling, Fortune Hotel The South Park at Thiruvananthapuram, Fortune Hotel Centre Point at Jamshedpur, Fortune Hotel Sullivan Court at Ooty, Fortune Hotel Galaxy at Vapi, Fortune Resort Bay Island at Port Blair, Fortune Kences Hotel at Tirupati, Fortune Landmark at Indore, Fortune Ummed at Jodhpur, Fortune Katriya Hotel at Hyderabad and Fortune Pandiyan Hotel at Madurai.

Joint Venture of ITCHL

Maharaja Heritage Resorts Limited, a joint venture with Marudhar Hotels Private Limited. The ownership interest held by ITCHL is 50%.

Nature of Business

The joint venture company currently manages 31 properties under the "WelcomHeritage" brand. The major properties are located at Jodhpur, Bandhavgarh, Bambora, Khimsar, Pushkar, Chittorgarh, Kota, Mount Abu, Manali, Shimla, Mussoorie, Almora, Nainital etc.

RUSSELL CREDIT LIMITED (RUSSELL)

Shareholding

100% held by ITC Limited.

Nature of Business

Investment Company. Its activities are primarily confined to making long term investments in areas of strategic thrust for ITC, namely FMCG & Tobacco, Hotels & Tourism, Paper, Paperboards & Packaging and Agri Business.

Subsidiary

Russell has a wholly owned subsidiary, Greenacre Holdings Limited, which is engaged in infrastructure maintenance of 'ITC Centre' and 'Virginia House' buildings located at 37 J. L. Nehru Road, Kolkata.

GOLD FLAKE CORPORATION LIMITED & WILLS CORPORATION LIMITED

Shareholding

100% held by ITC Limited.

The main object of these Companies is tobacco trading.

Joint Venture of GOLD FLAKE CORPORATION LIMITED

ITC Filtrona Limited is a joint venture with Cigarette Components Limited, UK. The ownership interest held by Gold Flake Corporation Limited is 50%.

Nature of Business

The joint venture is in the business of manufacturing and selling cigarette filter rods.

LANDBASE INDIA LIMITED

Shareholding

70% held by ITC Limited. Effective 26th May, 2004 the balance 30% shareholding was acquired from the other shareholders whereupon Landbase India Limited became a wholly owned subsidiary.

Nature of Business

The Company is primarily engaged in real estate development and management of golf resorts.

The Company owns the Classic Golf Resort, a 27-hole international signature golf course, designed by Jack Nicklaus.

BFIL FINANCE LIMITED (BFIL)

Shareholding

100% held by ITC Limited.

The Company became a subsidiary of ITC Limited consequent to the merger of the erstwhile ITC Bhadrachalam Paperboards Limited. It was originally promoted as a financial services company. It is currently engaged only in recovery of its dues.

Subsidiary

BFIL owns 100% of the shareholding of MRR Trading & Investment Company Limited, which owns the tenancy rights to a prime office space in Mumbai.

ITC INFOTECH INDIA LIMITED (I3L)

Shareholding

100% held by ITC Limited.

The Company is in the business of providing information technology services and solutions.

Subsidiaries of I3L

I3L owns 100% of the shareholding of :

ITC Infotech Limited, UK

ITC Infotech (USA), Inc.

These subsidiaries provide on-site information technology services and provide business development services for I3L.

Joint Venture of I3L

CLI3L e-Services Limited, a joint venture with ClientLogic Operating Corporation, USA was incorporated on 29th January, 2003 at Bangalore, India and commenced commercial operations on 1st June, 2003. The ownership interest held by I3L is 50% minus one share .

Nature of Business

The joint venture company is engaged in providing India based call / contact centre services.

JOINT VENTURE OF ITC LIMITED

KING MAKER MARKETING INC.,USA

King Maker Marketing Inc.,USA is a joint venture where ITC Limited has an ownership interest of 50%.

Nature of Business

The joint venture Company is engaged in the trading of cigarettes and 'roll-your-own' smoking mixtures in USA.

MAJOR ASSOCIATES OF THE GROUP

ANSAL HOTELS LIMITED

ITC Hotels Limited (ITCHL) holds 48% equity in Ansal Hotels Limited.

Nature of Business

Ansal Hotels Limited owns the Marriott WelcomHotel at Saket, New Delhi which is managed by ITCHL under an Operating Services Agreement.

GUJARAT HOTELS LIMITED

ITC Limited holds 45.78% in Gujarat Hotels Limited.

Nature of Business

The Company owns the "WelcomHotel Vadodara" at Vadodara which is managed by ITCHL under an Operating License Agreement.

INTERNATIONAL TRAVEL HOUSE LIMITED

3.60% is held by ITC Limited and 45.36% is held by Russell Credit Limited, a wholly owned subsidiary of ITC Limited.

Nature of Business

The company is primarily in the business of air ticketing, car rentals, inbound tourism, overseas and domestic holiday packages, conferences, events and exhibition management.

Note : The full list of the Group's Associates appears on page 120.

Principles of Consolidation

The Group's interests in its subsidiaries, associates and joint ventures are reflected in the Consolidated Financial Statements ("CFS") in accordance with the relevant Accounting Standards ("AS") issued by the Institute of Chartered Accountants of India.

Subsidiaries (AS 21)

Line by line consolidation of Profit & Loss Account and Balance Sheet is done by aggregating like items of assets, liabilities, income and expenses.

The excess / deficit of the cost to ITC Limited of its investments in its subsidiaries over its share of net worth (residual interest in the assets of the subsidiaries after deducting all its liabilities) of the subsidiaries at the date of investment in the subsidiaries are treated as goodwill / capital reserve in the CFS. The goodwill is disclosed as an asset and capital reserve as a reserve in the consolidated balance sheet.

Minority interest in the net income (profit after taxation) for the reporting period is identified and adjusted against the group income to arrive at the net income of the Group; likewise the minority interest in the net assets of the consolidated subsidiaries is identified and presented separately on the liabilities side in the consolidated balance sheet.

Inter-Company transactions within the group (both P&L and Balance Sheet items) are eliminated for arriving at the group CFS.

CFS is prepared applying uniform accounting policies of ITC Limited to the group companies.

Associates (AS 23)

On acquisition of an associate, the goodwill / capital reserve arising from such acquisition is included in the carrying amount of the investment and also disclosed separately.

Only share of net profits / losses of associates is considered in consolidated profit and loss statement.

The carrying amount of the investment in associates is adjusted by the share of net profits / losses in the consolidated balance sheet.

Joint Ventures (AS 27)

In CFS, the interest in joint ventures is reported using proportionate consolidation method.

A separate line item is added in CFS for proportionate share of assets, liabilities, income and expenses .

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH, 2004

	Schedule	31st March, 2004 (Rs. in Crores)		31st March, 2003 (Rs. in Crores)	
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
a) Capital	1	247.68		247.51	
b) Reserves and Surplus	2	6204.89	6452.57	5139.74	5387.25
2. Minority Interests			114.84		99.83
3. Loan Funds					
a) Secured Loans	3	62.51		101.12	
b) Unsecured Loans	4	89.29	151.80	70.46	171.58
4. Deferred Tax-Net	5		114.50		89.97
Total			6833.71		5748.63
II. APPLICATION OF FUNDS					
1. Fixed Assets	6				
a) Gross Block		5320.68		4786.56	
b) Less : Depreciation		1643.00		1424.48	
c) Net Block		3677.68		3362.08	
d) Capital Work-in-Progress		326.83		171.28	
		4004.51		3533.36	
e) Less : Provision for assets given on lease		10.17	3994.34	10.39	3522.97
2. Investments	7		2812.56		1346.61
3. Current Assets, Loans and Advances					
a) Inventories	8	1724.72		1441.47	
b) Sundry Debtors	9	284.46		245.76	
c) Cash and Bank Balances	10	100.38		471.00	
d) Other Current Assets	11	822.40		818.88	
e) Loans and Advances	12	705.82		690.01	
		3637.78		3667.12	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	13	2964.64		2196.89	
b) Provisions	14	647.18		592.13	
		3611.82		2789.02	
Net Current Assets			25.96		878.10
5. Miscellaneous Expenditure (To the extent not written off or adjusted) [See Schedule 19 (x)]			0.85		0.95
Total			6833.71		5748.63
Notes to the Accounts	19				
Segment Reporting	20				
Related Party Disclosures	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Balance Sheet.

Per our Report attached

For A. F. FERGUSON & CO.
Chartered Accountants
A. K. MAHINDRA
Partner
Mumbai, 28th May, 2004

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*
Kolkata, 28th May, 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 2004

	Schedule	For the year ended 31st March, 2004 (Rs. in Crores)	For the year ended 31st March, 2003 (Rs. in Crores)
IA. GROSS INCOME		12622.36	11642.73
IB. NET INCOME			
Gross Sales [Includes share of Joint Ventures Rs. 84.04 Crores (2003 - Rs. 88.29 Crores)]		12386.42	11452.56
Less : Excise Duties and Taxes on Sales of Products and Services [Includes share of Joint Ventures Rs. 35.28 Crores (2003 - Rs. 48.04 Crores)]		5497.93	5281.86
Net Sales		6888.49	6170.70
Other Income	15	235.94	190.17
		7124.43	6360.87
II. OTHER EXPENDITURE			
Raw Materials etc.	16	2409.32	2284.06
Manufacturing, Selling etc. Expenses	17	2050.32	1714.31
Depreciation [Includes share of Joint Ventures Rs. 2.64 Crores (2003 - Rs. 2.25 Crores)]		272.96	259.84
		4732.60	4258.21
III. PROFIT			
Profit before Taxation		2391.83	2102.66
Provision for Taxation	18	753.59	720.10
Profit after Taxation before Share of Results of Associates and Minority Interests		1638.24	1382.56
Share of net Loss of Associates		(4.30)	(4.84)
Profit after Taxation before Minority Interests		1633.94	1377.72
Minority Interests		17.93	4.75
Net Profit		1616.01	1372.97
Profit brought forward		207.00	176.76
Balance of Revenue Reserves of Joint Ventures and Associates on initial adoption		—	11.15
Transfer to Hotel Foreign Exchange Earnings Reserve		(6.62)	(4.00)
Release from Hotel Foreign Exchange Earnings Reserve		4.00	9.00
Available for appropriation		1820.39	1565.88
IV. APPROPRIATIONS			
Release from Debenture Redemption Reserve		(10.94)	(60.50)
General Reserve		1003.37	1000.54
Special Reserve under section 45-IC of RBI Act, 1934		3.20	—
Proposed Dividend		495.36	371.27
Income Tax on Proposed Dividend		65.68	47.57
Share of Revenue Reserves of Joint Ventures carried forward		12.72	13.61
Profit carried forward		251.00	193.39
		1820.39	1565.88
Earnings per Share (Face Value Rs. 10.00 each)	19 (v)		
Basic		Rs. 65.28	Rs. 55.47
Diluted		Rs. 65.15	Rs. 55.47
Notes to the Accounts	19		
Segment Reporting	20		
Related Party Disclosures	21		
Significant Accounting Policies	22		

The Schedules referred to above form an integral part of the Profit and Loss Account.

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants
A. K. MAHINDRA
Partner
Mumbai, 28th May, 2004

On behalf of the Board
Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*
Kolkata, 28th May, 2004

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 2004

(Figures for the previous year have been rearranged to conform with the revised presentation)

	For the year ended 31st March, 2004 (Rs. in Crores)		For the year ended 31st March, 2003 (Rs. in Crores)	
A. NET PROFIT BEFORE TAX		**2391.83**		2102.66
ADJUSTMENTS FOR :				
Depreciation	**272.96**		259.84	
Interest etc. – Net [Excluding Rs. 6.81 Crores (2003 – Rs. 8.18 Crores) (net) (credit) in respect of financial enterprises consolidated]	**(33.43)**		(4.41)	
Income from Long Term Investments [Excluding Rs. Nil (2003 – Rs. 0.02 Crore) in respect of financial enterprises consolidated]	**(7.04)**		(0.85)	
Income from Current Investments [Excluding Rs. 2.29 Crores (2003 – Rs. Nil) in respect of financial enterprises consolidated]	**(79.49)**		(4.41)	
Fixed Assets – Loss on Sale/Write off – Net	**15.93**		8.93	
Profit on Sale of Long Term Investments	**(0.57)**		—	
(Profit)/Loss on Sale of Current Investments – Net	**1.33**		(43.18)	
Provision for diminution in value of Long Term Investment	**5.45**		—	
Unrealised (Gain)/Loss on Exchange – Net	**0.14**		(0.57)	
Provision for estimated loss on Fixed Assets held for Sale	**—**		35.04	
Amortisation of Miscellaneous Expenditure	**0.10**		0.10	
Liability no longer required written back	**(26.37)**	**149.01**	(20.18)	230.31
		2540.84		2332.97
Miscellaneous Expenditure Paid		**—**		(1.05)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		**2540.84**		2331.92
ADJUSTMENTS FOR :				
Trade and Other Receivables	**(46.76)**		6.87	
Inventories	**(275.49)**		(216.66)	
Trade Payables	**596.09**	**273.84**	452.54	242.75
CASH GENERATED FROM OPERATIONS		**2814.68**		2574.67
Income Tax Paid (net of refunds)		**(816.33)**		(728.82)
NET CASH FROM OPERATING ACTIVITIES		**1998.35**		1845.85
B. CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets	**(515.44)**		(511.56)	
Sale of Fixed Assets	**5.23**		3.28	
Purchase of Business (See Note Below)	**(38.83)**		—	
Purchase of Current Investments	**(11787.76)**		(3430.12)	
Sale/Redemption of Current Investments	**10600.80**		2881.91	
Purchase of Long Term Investments	**(227.76)**		(107.18)	
Sale of Long Term Investments	**4.65**		0.03	
Income from Current Investments Received	**9.24**		—	
Income from Long Term Investments Received	**1.41**		0.77	
Dividend received from Associates	**1.13**		0.56	
Interest Received	**59.88**		27.74	
Refund of Deposits towards Property Options	**1.50**		—	
Loans Given	**(7.00)**		(3.00)	
Loans Realised	**1.70**		—	
NET CASH USED IN INVESTING ACTIVITIES		**(1891.25)**		(1137.57)
C. CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issue of Share Capital	**11.21**		—	
Proceeds from Long Term Borrowings	**7.47**		7.89	
Repayments of Long Term Borrowings	**(40.32)**		(189.64)	
Net increase/(decrease) in Cash/Export Credit Facilities and other Short Term Loans	**(1.96)**		14.97	
Interest etc. Paid	**(31.64)**		(44.71)	
Dividends Paid	**(372.56)**		(332.09)	
Income Tax on Dividend Paid	**(49.78)**		—	
NET CASH FLOW USED IN FINANCING ACTIVITIES		**(477.58)**		(543.58)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(370.48)**		164.70
OPENING CASH AND CASH EQUIVALENTS		**470.82**		270.10
CASH AND CASH EQUIVALENTS ON INITIAL ADOPTION - JOINT VENTURES		**—**		32.09
CASH AND CASH EQUIVALENTS ON ACQUISITION OF SUBSIDIARY		**—**		3.93
CLOSING CASH AND CASH EQUIVALENTS		**100.34**		470.82
CASH AND CASH EQUIVALENTS COMPRISE :				
Cash and Bank Balances	**100.38**		471.00	
Unrealised Loss/(Gain) on Foreign Currency Cash and Cash Equivalents	**(0.04)**	**100.34**	(0.18)	470.82

Notes :

1. Details of purchase consideration on acquisition of business :

Payable to M/s BILT Industrial Packaging Company Limited for acquisition of undertaking relating to Paperboards, Paper and Packaging Business (including Rs. 7.76 Crores towards Net Current assets and Rs. 15.03 Crores towards Long Term Liability).	**232.99**
Cash paid	**38.83**
Balance Payable	**194.16**

Per our Report attached to the Balance Sheet

For A. F. FERGUSON & CO.
Chartered Accountants

A. K. MAHINDRA
Partner

Mumbai, 28th May, 2004

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

K. VAIDYANATH *Director*

B. B. CHATTERJEE *Secretary*

Kolkata, 28th May, 2004

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

(Figures for the previous year have been rearranged to conform with the revised presentation)

	As at 31st March, 2004 (Rs. in Crores)	As at 31st March, 2003 (Rs. in Crores)
1. CAPITAL		
Authorised		
30,00,00,000 Ordinary Shares of Rs. 10.00 each	**300.00**	300.00
Issued and Subscribed		
24,76,78,851 (2003 - 24,75,11,886) Ordinary Shares of Rs. 10.00 each, fully paid	**247.68**	247.51

A) Of the above, following were allotted :

a) as fully paid up Bonus Shares —

37,90,000 in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve ;

45,48,000 in 1980-81 by Capitalisation of Capital Reserve and General Reserve ;

3,31,68,110 in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve ;

3,98,01,732 in 1991-92 by Capitalisation of General Reserve ;

12,13,18,177 in 1994-95 by Capitalisation of General Reserve.

b) as fully paid up Shares —

1,05,95,075 in 1991-92 consequent to the merger of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited.

20,96,982 in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited.

B) ITC Limited has granted (net of options lapsed) :

a) 3,06,598 (2003 - 3,06,598) share options in 2001-02 under the Employee Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 30th May, 2002, a further thirty percent vested on 30th May, 2003 and the balance will vest on 30th May, 2004. 54,830 vested options have been exercised.

b) 5,88,590 (2003 - 5,88,590) share options in 2002-03 under the Employee Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 22nd May, 2003, a further thirty percent vested on 22nd May, 2004 and the balance will vest on 22nd May, 2005. 1,12,135 vested options have been exercised.

c) 9,47,448 share options in 2003-04 under the Employee Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 22nd May, 2004, a further thirty percent will vest on 22nd May, 2005 and the balance will vest on 22nd May, 2006. None of the vested options have been exercised.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

2. RESERVES AND SURPLUS

	As at 31st March, 2004 (Rs. in Crores)		As at 31st March, 2003 (Rs. in Crores)	
Capital Reserve on consolidation				
At commencement of the year	2.66		0.61	
Add : On initial adoption [Schedule 19 (i) (b) & (c)]	—		1.77	
Add : On acquisition of Subsidiary	—	2.66	0.28	2.66
General Reserve				
At commencement of the year	4167.86		3141.43	
Add : On conversion of Joint Venture to Subsidiary on acquisition of shares	—		25.89	
Add : From Profit and Loss Account	1003.37	5171.23	1000.54	4167.86
Debenture Redemption Reserve				
At commencement of the year	10.94		71.44	
Less : To Profit and Loss Account	10.94	—	60.50	10.94
Share Premium Reserve				
At commencement of the year	305.59		305.59	
Add : On issue of Share Capital	11.04	316.63	—	305.59
Capital Reserve		5.58		5.58
Capital Redemption Reserve		0.22		0.22
Special Reserve under Section 45-IC of the RBI Act, 1934				
From Profit and Loss Account		3.20		—
Subsidy Reserve		0.09		0.09
Revaluation Reserve				
At commencement of the year	67.06		67.62	
Add : On conversion of Joint Venture to Subsidiary on acquisition of shares	—		0.37	
	67.06		67.99	
Less : To Profit and Loss Account				
– Depreciation [excluding minority interests Rs. 0.01 Crore (2003 - Rs. 0.02 Crore)]	0.85		0.85	
– Disposal of Fixed Assets	0.01	66.20	0.08	67.06
Hotel Foreign Exchange Earnings Reserve				
At commencement of the year	9.69		14.69	
Add : From Profit and Loss Account	6.62		4.00	
	16.31		18.69	
Less : To Profit and Loss Account	4.00	12.31	9.00	9.69
Contingency Reserve		363.05		363.05
Profit and Loss Account		251.00		193.39
Total		6192.17		5126.13
Share of Joint Ventures - Schedule 19 (i) (b)				
Revenue Reserves		12.72		13.61
Grand Total		6204.89		5139.74

3. SECURED LOANS	As at 31st March, 2004 (Rs. in Crores)	As at 31st March, 2003 (Rs. in Crores)
Debentures *	—	21.87
Loans and Advances from Banks		
Cash/Export Credit Facilities **	60.66	60.16
Term Loans ***	—	13.00
Other Loans ****	0.08	6.08
Total	60.74	101.11
Share of Joint Ventures - Schedule 19 (i) (b)	1.77	0.01
Grand Total	62.51	101.12

These comprise :

* Nil (2003 - 1,00,00,000) 16.50% Non-Convertible Privately Placed Debentures of Rs. 100/- each (amount outstanding per Debenture being lower and varying among debentureholders on account of repayments and prepayments), secured by equitable mortgage over certain immovable properties and charge over certain movable assets subject to prior charges created/to be created in favour of Bankers for securing Working Capital requirements, redeemable at par in three yearly instalments, from 12th September, 2001- Rs. Nil (2003- Rs. 21.87 Crores).

** Secured by charge over certain current assets, both present & future.

*** Secured by mortgage of title deeds of certain immovable properties and charges over certain movable assets, both present and future.

**** (i) Secured by equitable mortgage of certain immovable properties and charge over certain movable assets in favour of Bankers for securing Working Capital requirements – Rs. Nil (2003 - Rs. 5.00 Crores).

(ii) Secured by first mortgage of title deeds of certain immovable properties - Rs. Nil (2003 – Rs. 0.94 Crore).

(iii) Secured by hypothecation over certain movable fixed assets – Rs. 0.08 Crore (2003 – Rs. 0.14 Crore).

4. UNSECURED LOANS		
Fixed Deposits	—	1.14
Short Term Loans		
From Banks - Temporary overdraft in cash credit account	24.15	26.68
Other Loans		
From other than Banks - Sales tax deferment loan (interest free)	65.14	42.64
Total	89.29	70.46
Share of Joint Ventures - Schedule 19 (i) (b)	—	—
Grand Total	89.29	70.46

5. DEFERRED TAX - NET		
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	536.72	448.88
On fiscal relief realised on pre-deposit of excise duty	125.56	66.15
	662.28	515.03
Deferred Tax Assets		
On employees' separation and retirement	9.56	7.51
On provision for doubtful debts / advances	6.41	7.43
On State and Central taxes etc.	508.88	387.33
On unabsorbed tax losses and depreciation *	18.14	19.21
Other timing differences	4.43	4.25
	547.42	425.73
Deferred Tax - Net	114.86	89.30
Share of Joint Ventures - Schedule 19 (i) (b)	(0.36)	0.67
Total	114.50	89.97

* Set up based on future profit projections/plans and, where applicable, past financial performance of individual subsidiaries.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

6. FIXED ASSETS

	@ As at commencement of the year (Rs. in Crores)	Additions (Rs. in Crores)	Withdrawals and adjustments (Rs. in Crores)	@ As at end of the year (Rs. in Crores)	Depreciation for the year (Rs. in Crores)	Depreciation on Withdrawals and adjustments (Rs. in Crores)	Depreciation upto 31st March, 2004 (Rs. in Crores)	Net Book Value as at 31st March, 2004 (Rs. in Crores)
Goodwill on Consolidation	23.82	—	—	23.82	—	—	—	23.82
Trademarks & Goodwill	10.82	—	—	10.82	0.59	—	1.20	9.62
Know-how, Business and Commercial Rights	—	47.34	—	47.34	0.17	—	0.17	47.17
Land Freehold *	383.22	5.10	(15.61)	403.93	—	—	—	403.93
Buildings Freehold *	869.49	52.95	17.00	905.44	17.99	0.37	146.34	759.10
Leasehold Properties	36.42	—	—	36.42	0.16	—	2.40	34.02
Licensed Properties - Building Improvement	27.69	2.72	0.79	29.62	1.22	0.21	5.32	24.30
Railway Sidings etc.	1.17	—	—	1.17	0.05	—	0.53	0.64
Plant & Machinery **	2998.53	372.13	56.54	3314.12	197.29	41.19	1268.16	2045.96
Capitalised software	36.52	25.40	—	61.92	8.92	—	22.34	39.58
Computers etc.	138.99	61.84	3.95	196.88	23.02	3.37	88.92	107.96
Furniture & Fixtures	225.35	16.88	9.73	232.50	19.15	8.57	91.12	141.38
Motor Vehicles etc.	23.06	12.87	3.49	32.44	2.62	1.76	8.69	23.75
	4775.08	597.23	75.89	5296.42	271.18	55.47	1635.19	3661.23
Capital Work-in-Progress	171.28	402.36	247.95	325.69	—	—	—	325.69
Total (a)	4946.36	999.59	323.84	5622.11	271.18	55.47	1635.19	3986.92
Share of Joint Ventures - Schedule 19 (i)(b)								
Fixed Assets	11.48	13.79	1.01	24.26	2.64	(0.17)	7.81	16.45
Capital Work-in-Progress	—	1.43	0.29	1.14	—	—	—	1.14
Total (b)	11.48	15.22	1.30	25.40	2.64	(0.17)	7.81	17.59
Total (a) + (b)	4957.84	1014.81	325.14	5647.51	273.82	55.30	1643.00	4004.51
Provision for assets given on lease								10.17
Grand Total								3994.34
Previous Year	4575.39	1335.47	953.02	4957.84	260.71	119.02	1424.48	3533.36
Provision for assets given on lease								10.39
Grand Total								3522.97

@ Original Cost/Professional Valuation as at 30th June, 1986 in respect of assets of ITC Limited and as at 31st March, 1999 in respect of Bay Islands Hotels Limited.

Land Freehold includes the provisional purchase price of Rs. 14.81 Crores in respect of land at Bangalore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 21 years time from the date of agreement.

Land Freehold includes certain lands at Munger acquired by the Government of India under the Bihar Land Reforms Act, 1950 for which compensation has not yet been determined.

Buildings Freehold include Rs. 36.79 Crores (2003 - Rs. 35.47 Crores) (at original cost) of buildings at New Delhi on Government land taken on perpetual lease and Rs. 0.12 Crore (2003 - Rs. 0.12 Crore) (at original cost) of buildings at Kolkata on Port Trust land taken on lease.

Trademarks purchased Rs. 5.92 Crores (2003 - Rs. 5.92 Crores) under "Trademarks & Goodwill" and "Know-how, Business and Commercial Rights" acquired Rs. 47.34 Crores (2003- Rs. Nil) are being amortised over 10 years.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling and Regulation) Act, 1976 have been made, wherever applicable.

Capital expenditure commitments, including share of Joint Ventures Rs. 0.84 Crore (2003 - Rs. 0.02 Crore), are Rs. 183.85 Crores (2003 - Rs. 186.48 Crores).

Additions for the year include fluctuations in the rate of foreign exchange (net) of Rs. 0.97 Crore (2003 - Rs. 2.31 Crores).

Depreciation for the year includes Rs. 0.86 Crore (2003 - Rs. 0.87 Crore) transferred from Revaluation Reserve in respect of revalued assets.

* Includes certain properties for which deeds of conveyance are awaited.

** Plant and Machinery includes Rs. 36.75 Crores (2003 - Rs. 39.66 Crores) being assets given on lease and these are depreciated over the primary period of the lease. In respect of assets aggregating Rs. 30.87 Crores (2003 - Rs. 35.42 Crores), the primary lease period has expired and balances reflected on this account have been fully realised or provided for.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

		As at 31st March, 2004 (Rs. in Crores)				As at 31st March, 2003 (Rs. in Crores)		
		Quoted		Not Quoted		Quoted		Not Quoted
7. INVESTMENTS								
Long Term								
A. TRADE INVESTMENTS								
In Associates								
International Travel House Limited								
39,14,233 Equity Shares of Rs. 10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs. 11.89 Crores)	21.87				21.87			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2004	9.87	31.74			9.58	31.45		
Gujarat Hotels Limited								
17,33,907 Shares of Rs. 10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs. 1.16 Crores)	1.94				1.94			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2004	2.43	4.37			2.12	4.06		
Ansal Hotels Limited								
2,72,79,310 Equity Shares of Rs. 10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs. 10.48 Crores)			48.16				48.16	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2004			(24.64)	23.52			(18.45)	29.71
Asia Tobacco Company Limited								
55,650 Equity Shares of Rs. 100.00 each, fully paid								
Cost of acquisition (net of capital reserve of Rs. 0.16 Crore)			0.83				0.83	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2004			0.41	1.24			0.36	1.19
1,39,125 Equity Shares of Rs.100.00 each, partly paid								
Cost of acquisition (including goodwill of Rs. 0.30 Crore)			1.04				1.04	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2004			0.13	1.17			0.10	1.14
In Other Companies								
Hotel Kathmandu Limited								
6,450 Shares of Nepalese Rs. 100.00 each, fully paid				0.05				0.05
Hill Properties Limited								
3 Class 'A' Shares of Rs. 1,20,000.00 each, fully paid				0.04				0.04
Modern Flats Private Limited								
86 Preference Shares of Rs. 500.00 each, fully paid (cost Rs. 43,000.00)				...				...
Punjab Anand Batteries Limited (in liquidation)								
11,86,157 Equity Shares of Rs 10.00 each, fully paid – under Board for Industrial and Financial Reconstruction's Order of 20.04.1989 *				1.19				1.19
Andhra Pradesh Gas Power Corporation Limited								
8,04,000 Equity Shares of Rs. 10.00 each, fully paid				2.32				2.32
Cuffe Parade Sealord Co-operative Housing Society Limited								
10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)				...				...
Tulsiani Chambers Premises Co-operative Society Limited								
5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)				...				...
Bihar Hotels Limited								
40,000 Equity Shares of Rs. 10.00 each, fully paid				0.04				0.04
Maker Towers Co-operative Housing Society Limited								
5 Shares of Rs. 50.00 each, fully paid (cost Rs 250.00)				...				...
Carried over		36.11		29.57		35.51		35.68

7. INVESTMENTS *(Contd.)*	As at 31st March, 2004 (Rs. in Crores)			As at 31st March, 2003 (Rs. in Crores)		
	Quoted		Not Quoted	Quoted		Not Quoted
Brought forward	36.11		29.57	35.51		35.68
Lakshmi Finance & Leasing Companies Commercial Premises Co-operative Society Limited 10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)			...			...
Bombay Mercantile Co-op. Bank Limited 100 Shares of Rs. 10.00 each, fully paid (cost Rs. 1,000.00)			...			...
VST Industries Limited 22,02,529 (2003 - 16,20,774) Equity Shares of Rs. 10.00 each, fully paid	36.58			23.04		
B. SUBSIDIARY COMPANY (UNDER JUDICIAL MANAGEMENT)						
ITC Global Holdings Pte. Limited 89,99,645 Ordinary Shares of US$ 1.00 each, fully paid *			25.58			25.58
C. DEPOSIT WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES						
Government Securities			0.01			0.01
D. OTHER INVESTMENTS						
In Associates						
Russell Investments Limited 42,75,435 Equity Shares of Rs. 10.00 each, fully paid Cost of acquisition (net of capital reserve of Rs. 0.30 Crore)		4.27			4.27	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2004		0.11	4.38		0.09	4.36
Peninsular Investments Limited 40,64,875 Equity Shares of Rs. 10.00 each, fully paid Cost of acquisition (net of capital reserve of Rs. 0.25 Crore)		4.07			4.07	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2004		0.07	4.14		0.07	4.14
Minota Aquatech Limited 14,80,000 Equity Shares of Rs. 10.00 each, fully paid Cost of acquisition (net of capital reserve of Rs. 0.97 Crore)		0.15			0.15	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2004		(0.15)	—		(0.15)	—
Newdeal Finance and Investment Limited 28,81,200 Equity Shares of Rs. 10.00 each, fully paid Cost of acquisition (net of capital reserve of Rs. 0.16 Crore)		2.88			2.88	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2004		0.62	3.50		0.58	3.46
Megatop Financial Services and Leasing Limited 31,16,400 Equity Shares of Rs. 10.00 each, fully paid Cost of acquisition (including goodwill of Rs. 0.20 Crore)		3.12			3.12	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2004		0.17	3.29		0.13	3.25
Classic Infrastructure & Development Limited 54,00,000 Equity Shares of Rs. 10.00 each, fully paid Cost of acquisition (including goodwill of Rs. 7.78 Crores)		10.40			10.40	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2004		(0.63)	9.77		(0.61)	9.79
Carried over	72.69		80.24	58.55		86.27

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

7. INVESTMENTS *(Contd.)*	As at 31st March, 2004 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2003 (Rs. in Crores) Quoted	Not Quoted
Brought forward	72.69	80.24	58.55	86.27
In Other Companies				
Lotus Court Private Limited				
2 Class G Shares of Rs. 48,000.00 each, fully paid		2.34		2.34
Adyar Property Holding Co. Limited				
311 Equity Shares of Rs. 100.00 each, partly paid		43.86		43.86
ICICI Limited				
350 Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs. 1,00,00,000.00 each, fully paid		350.00		350.00
Agrotech Foods Limited				
40,85,800 Equity Shares of Rs. 10.00 each, fully paid	53.73		53.73	
The Bengal Chamber of Commerce and Industry				
6 1/2% Registered Debentures, fully paid (2003 - cost Rs.17,000.00)		—		...
Coffee Futures Exchange India Limited				
1 Equity Share of Rs. 10,000.00 fully paid (cost Rs. 10,000.00)		...		...
Unit Trust of India				
10,00,000 Units of 1995 scheme of Rs. 10.00 each, fully paid		1.04		1.04
Nil (2003 - 36,14,213) Units of US-64 of Rs. 10.00 each, fully paid (converted into 6.75% US-64 Tax Free Bonds during the year)*		—		5.03
56,68,357 6.75% US-64 Tax Free Bonds, fully paid (3,61,521 Bonds received on conversion of Units of US-64 and 53,06,836 Bonds acquired during the year)		60.87		—
Technology Development & Information Company of India Limited - Venture Capital Unit Scheme (1990)				
Nil (2003 - 1,470) Units of Rs. 100.00 each, fully paid		—		0.01
APIDC - Venture Capital Fund (1990)				
1,000 Units of Rs. 926.00 each, fully paid (net of capital returned)		0.06		0.09
Woodlands Hospital & Medical Research Centre Limited (formerly The East India Clinic Limited)				
1/2% Registered Debentures, fully paid (cost Rs. 15,200.00)		...		...
5% Registered Debentures, fully paid		0.01		0.01
Tribeni Tissues Co-op. Stores Limited				
900 (2003 - 1,600) Class 'B' Shares of Rs. 10.00 each, fully paid (2004 - cost Rs. 9,000.00; 2003 - cost Rs.16,000.00)		...		...
Tourism Finance Corporation of India Limited				
25,000 Equity Shares of Rs. 10.00 each, fully paid		0.05		0.05
National Bank for Agricultural and Rural Development				
50,000 5.10% Tax Free Bonds of Rs. 10,000.00 each, fully paid		50.00		50.00
75,000 5% Tax Free Bonds of Rs. 10,000.00 each, fully paid (Acquired during the year)		75.45		—
National Housing Bank				
2,500 5.25% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid		25.00		25.00
Indian Railway Finance Corporation Limited				
250 5.20% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		25.00		25.00
500 4.77% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid (Acquired during the year)		50.03		—
Carried over	126.42	763.95	112.28	588.70

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

7. INVESTMENTS *(Contd.)*	As at 31st March, 2004 (Rs. in Crores)		As at 31st March, 2003 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
Brought forward	126.42	763.95	112.28	588.70
Nuclear Power Corporation Limited 220 4.75% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid (Acquired during the year)		22.00		—
Gilt Facilities India P. Limited 545 Redeemable Preference Shares (0.5%) of Rs. 1,00,000.00 each, fully paid*		5.45		—
Total Long Term Investments	126.42	791.40	112.28	588.70
Current				
OTHER INVESTMENTS				
Alliance Cash Manager - Growth Nil (2003 - 2,68,11,466.173) Units of Rs. 10.00 each		—		39.59
Birla Cash Plus Institutional Plan : Dividend - Reinvestment 15,49,46,178.131 (2003 - Nil) Units of Rs. 10.00 each		167.11		—
Birla Cash Plus Plan B : Growth Nil (2003 - 33,34,635.811) Units of Rs. 10.00 each		—		5.42
Birla Income Plus Institutional Plan - Dividend - Reinvestment 1,89,44,632.417 (2003 - Nil) Units of Rs. 10.00 each		50.00		—
Chola Liquid Fund - Cumulative Nil (2003 - 1,60,54,680.988) Units of Rs. 10.00 each		—		19.52
Chola Liquid Institutional - Dividend Reinvestment Plan 1,53,03,166.192 (2003 - Nil) Units of Rs. 10.00 each		15.30		—
DSP Merrill Lynch Liquidity Fund Daily Dividend 17,36,36,800.471 (2003 - Nil) Units of Rs. 10.00 each		173.81		—
GCFG Grindlays Cash Fund - Growth Option Nil (2003 - 14,03,839.485) Units of Rs. 10.00 each		—		1.58
GFBD Grindlays Floating Rate - Inst Plan B - Daily Dividend 4,52,50,914.026 (2003 - Nil) Units of Rs. 10.00 each		45.57		—
GFRG Grindlays Floating Rate Fund - Growth Option Nil (2003 - 3,39,35,571.514) Units of Rs. 10.00 each		—		34.00
GSQB GSSIF - Investment Plan B Inst Plan - Quarterly Dividend 4,00,88,007.160 (2003 - Nil) Units of Rs. 10.00 each		43.00		—
HSBC Cash Fund - Institutional - Daily Dividend 16,67,93,731.696 (2003 - Nil) Units of Rs. 10.00 each		174.09		—
Principal Cash Management Fund - Liquid Institutional Plan - Daily Dividend Plan 17,39,84,360.959 (2003 - Nil) Units of Rs. 10.00 each		174.00		—
IDBI Principal Cash Management Fund - Liquid Option-Growth Plan Nil (2003 - 3,24,36,428.208) Units of Rs. 10.00 each		—		38.62
IL&FS Liquid Account - Institutional Plan (Dividend Option) 8,70,24,043.331 (2003 - Nil) Units of Rs. 10.00 each		87.02		—
IL&FS Liquid Account - Daily Dividend Plan 50,01,650.850 (2003 - Nil) Units of Rs. 10.00 each		5.00		—
IL&FS Liquid Account Growth Plan Nil (2003 - 4,41,50,982.196) Units of Rs. 10.00 each		—		49.27
ING Vysya Liquid Fund - Daily Dividend Option (formerly known as ING Treasury Portfolio) 7,50,24,462.849 (2003 - Nil) Units of Rs. 10.00 each		80.81		—
ING Treasury Portfolio - Growth Option Nil (2003 - 1,79,79,767.793) Units of Rs. 10.00 each		—		23.00
JM High Liquidity Fund - Growth Plan Nil (2003 - 2,76,38,193.160) Units of Rs. 10.00 each		—		45.94
Carried over		1015.71		256.94

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

7. INVESTMENTS *(Contd.)*	As at 31st March, 2004 (Rs. in Crores)		As at 31st March, 2003 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
Brought forward		1015.71		256.94
JM High Liquidity Fund Institutional Plan - Daily Dividend 17,32,62,583.906 (2003 - Nil) Units of Rs. 10.00 each		173.26		—
JM High Liquidity Fund - Daily Dividend Plan 1,29,75,924.730 (2003 - Nil) Units of Rs. 10.00 each		7.56		—
Kotak Mahindra Liquid Scheme - Growth Nil (2003 - 3,62,78,527.614) Units of Rs. 10.00 each		—		43.60
Prudential ICICI Institutional Income Plan - Dividend Quarterly 6,68,06,812.513 (2003 - Nil) Units of Rs. 10.00 each		75.00		—
Prudential ICICI Liquid Plan Nil (2003 - 3,33,64,432.008) Units of Rs. 10.00 each		—		49.34
Prudential ICICI Liquid Plan Institutional Plus - Daily Dividend Option 3,16,25,977.430 (2003 - Nil) Units of Rs. 10.00 each		37.48		—
Reliance Liquid Fund - Treasury Plan - Retail Option - Daily Dividend Option 8,44,81,275.280 (2003 - Nil) Units of Rs. 10.00 each		130.16		—
SBI Mutual Fund - Magnum Insta Cash Fund Nil (2003 - 86,04,639.071) Units of Rs. 10.00 each		—		11.66
SBI Mutual Fund Magnum Institutional Income Fund - Saving Plan - Dividend 10,84,89,659.778 (2003 - Nil) Units of Rs. 10.00 each		108.64		—
TLFG Tata Liquid Fund - Appreciation Nil (2003 - 96,27,214.842) Units of Rs. 10.00 each		—		13.50
Templeton India Treasury Management Account - Daily Dividend Reinvestment 11,88,078.173 (2003 - Nil) Units of Rs. 1,000.00 each		179.64		—
Templeton India Treasury Management Account - Growth Nil (2003 - 2,34,894.376) Units of Rs. 1,000.00 each		—		35.03
Templeton India Liquid Fund Growth Plan Nil (2003 - 3,11,28,971.468) Units of Rs. 10.00 each		—		46.30
Templeton Floating Rate Income Fund - Long Term Plan - Growth Nil (2003 - 4,63,80,189.957) Units of Rs. 10.00 each		—		50.01
Templeton Floating Rate Income Fund - Short Term Plan - Growth Nil (2003 - 1,39,39,613.594) Units of Rs. 10.00 each		—		15.03
UTI Bond - Growth Nil (2003 - 8,70,42,333.276) Units of Rs. 10.00 each		—		150.00
UTI Bond Fund (Income) 13,63,12,856.731 (2003 - Nil) Units of Rs. 10.00 each		146.69		—
UTI Liquid Cash Plan Institutional - Daily Income Option 5,13,29,355.269 (2003 - Nil) Units of Rs. 10.00 each		51.65		—
Zurich India Liquidity Fund - Savings Plan - Growth Nil (2003 - 19,11,861.271) Units of Rs. 10.00 each		—		2.40
Total Current Investments		1925.79		673.81
Total of Quoted and Unquoted Investments		2843.61		1374.79
Less : Provision for Long Term Investments *		32.22		28.18
TOTAL INVESTMENTS		2811.39		1346.61
Share of Joint Ventures - Schedule 19 (i) (b)		1.17		—
Grand Total		2812.56		1346.61

Total Market Value of Quoted Investments : 2004 - Rs. 88.06 Crores (2003 - Rs. 37.08 Crores)

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2004 (Rs. in Crores)	As at 31st March, 2003 (Rs. in Crores)
8. INVENTORIES		
Stocks and Shares	132.75	140.91
Land	1.91	1.91
Stores and Spare Parts	90.49	85.63
Raw Materials	824.69	799.61
Intermediates – Tissue paper and Paperboard	35.07	22.28
Stock in Process	20.35	23.90
Finished Goods	603.31	351.66
Total	1708.57	1425.90
Share of Joint Ventures - Schedule 19 (i) (b)	16.15	15.57
Grand Total	1724.72	1441.47
9. SUNDRY DEBTORS		
Over 6 months old		
Good and Secured	2.06	1.47
Good and Unsecured	24.85	16.63
Doubtful and Unsecured – Subsidiary (under Judicial Management)	0.11	0.11
– Others	39.54	43.47
Other Debts		
Good and Secured	10.11	10.79
Good and Unsecured	252.47	227.34
Doubtful and Unsecured	0.10	0.85
	329.24	300.66
Less : Provision for Doubtful Debts	39.75	44.43
	289.49	256.23
Less : Deposits from normal Trade Debtors – Contra	12.17	12.26
Total	277.32	243.97
Share of Joint Ventures - Schedule 19 (i) (b)	7.14	1.79
Grand Total	284.46	245.76
10. CASH AND BANK BALANCES		
With Scheduled Banks		
On Current Accounts etc.	36.29	39.30
On Deposit Accounts	11.08	381.48
With Other Banks	14.64	11.46
Cash and Cheques on hand	18.58	10.80
Total	80.59	443.04
Share of Joint Ventures - Schedule 19 (i) (b)	19.79	27.96
Grand Total	100.38	471.00
Rs. 0.05 Crore (2003 - Rs. 0.05 Crore) on deposit in Karachi – Blocked Account considered doubtful, fully provided.		
11. OTHER CURRENT ASSETS		
Good and Partially Secured		
Deposit towards Property Options*	311.20	312.70
Good and Unsecured		
Deposits with Government, Public Bodies and Others	441.47	451.70
Interest accrued on Loans, Advances etc.	24.57	20.37
Interest accrued on Investments	6.05	0.08
Dividend Receivable	2.73	—
Fixed Assets held for sale (at lower of cost and estimated realisable value) **	33.86	33.86
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	1.40	1.38
	821.28	820.09
Less : Provision for Doubtful Deposits	1.40	1.38
Total	819.88	818.71
Share of Joint Ventures - Schedule 19 (i) (b)	2.52	0.17
Grand Total	822.40	818.88

* Rs. 147.80 Crores (2003 - Rs. 147.80 Crores) secured against equitable mortgage of land.

** Represents amount receivable consequent to an Arbitration settlement in respect of these assets. The difference between the book value and this value has been fully provided for in these Accounts in the previous year.

	As at 31st March, 2004 (Rs. in Crores)	As at 31st March, 2003 (Rs. in Crores)
12. LOANS AND ADVANCES		
Good and Secured		
Loans to Others	147.00	140.00
Good and Unsecured		
Loans to Others *	38.61	40.36
Advances recoverable in cash or in kind or for value to be received **	219.36	222.46
Advances with Government and Public Bodies	291.16	277.69
Advance payment of Income-tax (net of provision)	8.56	8.33
Doubtful and Unsecured		
Loans	4.00	7.36
Advances recoverable in cash or in kind or for value to be received **	9.67	9.77
Advances with Government and Public Bodies	0.55	0.55
	718.91	706.52
Less : Provision for Doubtful Loans and Advances	14.22	17.68
Total	704.69	688.84
Share of Joint Ventures - Schedule 19 (i) (b)	1.13	1.17
Grand Total	705.82	690.01

* Includes Loans and Advances to Directors and to Company Secretary – Rs. 1.53 Crores (2003 - Rs. 1.41 Crores). The maximum indebtedness during the year was Rs. 1.57 Crores (2003 - Rs. 1.45 Crores).

** Includes Capital Advances of Rs. 122.67 Crores (2003 - Rs. 128.46 Crores).

	As at 31st March, 2004 (Rs. in Crores)	As at 31st March, 2003 (Rs. in Crores)
13. LIABILITIES		
Acceptances	2.02	3.01
Sundry Creditors		
Total outstanding dues of small scale industrial undertakings	2.22	1.40
Total outstanding dues of creditors other than small scale industrial undertakings*	2869.41	2104.77
Sundry Deposits	58.15	55.91
Unclaimed Dividend	14.10	12.48
Interest Accrued but not due on Loans	0.79	1.42
	2946.69	2178.99
Less : Deposits from normal Trade Debtors – Contra	12.17	12.26
Total	2934.52	2166.73
Share of Joint Ventures - Schedule 19 (i) (b)	30.12	30.16
Grand Total	2964.64	2196.89

* includes amounts payable on acquisition of the Paperboards business Rs. 194.16 Crores (2003 - Rs. Nil), including Rs. 155.33 Crores (2003 - Rs. Nil) not due within one year [See Note 19 (xi)].

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2004 (Rs. in Crores)	As at 31st March, 2003 (Rs. in Crores)
14. PROVISIONS		
Taxation (net of advance payment)	60.59	147.53
Provision for Retirement Benefits	27.43	21.17
Proposed Dividend	495.36	371.27
Income Tax on Proposed Dividend	63.47	47.57
Total	646.85	587.54
Share of Joint Ventures - Schedule 19 (i) (b)	0.33	4.59
Grand Total	647.18	592.13

	For the year ended 31st March, 2004 (Rs. in Crores)		For the year ended 31st March, 2003 (Rs. in Crores)	
15. OTHER INCOME				
Profit/ (Loss) on Sale, etc. of Stock in Trade – Net *		(4.58)		3.52
Miscellaneous Income		35.54		50.96
Licence Fees		0.11		—
Doubtful Debts, Claims and Advances - previous years		0.50		0.66
Gain on Exchange – Net		18.96		16.79
Income from Long Term Investments – Trade	0.91		0.71	
– Others	6.13	7.04	0.16	0.87
Income from Current Investments – Others		81.58		4.41
Interest on Loans and Deposits etc.		68.98		48.60
Profit on Sale of Fixed Assets		—		0.03
Profit on Sale of Current Investments – Net		—		43.18
Profit on Sale Long Term Investments		0.57		—
Liability no longer required Written Back **		26.37		20.18
Total		235.07		189.20
Share of Joint Ventures - Schedule 19 (i) (b)		0.87		0.97
Grand Total		235.94		190.17
* Profit/(Loss) on Sale, etc. of Stock in Trade (Stocks and Shares) – Net				
Sales		634.21		1312.06
Less : Purchases		630.63		1441.78
		3.58		(129.72)
Increase/(Decrease) in closing Stock in Trade		(8.16)		133.24
Profit/(Loss) on Stock in Trade		(4.58)		3.52

** Includes Rs. Nil (2003 - Rs. 9.62 Crores) written back following fulfilment of export obligation relating to EPCG licenses.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	For the year ended 31st March, 2004 (Rs. in Crores)		For the year ended 31st March, 2003 (Rs. in Crores)	
16. RAW MATERIALS ETC.				
(a) RAW MATERIALS CONSUMED				
Opening Stock	799.61		704.50	
On acquisition of Subsidiary during the year	—		7.53	
Purchases	2070.08		1676.58	
	2869.69		2388.61	
Less : Closing Stock	824.69	2045.00	799.61	1589.00
(b) PURCHASES AND CONTRACT MANUFACTURING CHARGES				
Cigarettes	13.90		10.93	
Agri Products	348.71		579.75	
Other Goods	165.14		84.91	
Packing Materials	11.63	539.38	23.84	699.43
(c) (INCREASE)/DECREASE IN FINISHED GOODS, INTERMEDIATES,STOCK IN PROCESS				
Opening Stock				
Cigarettes	215.58		231.44	
Smoking Tobacco	0.44		0.21	
Printed Materials	1.15		2.17	
Agri Products	48.00		78.07	
Paper - Specialty Paper	5.53		4.05	
Paperboard	27.00		24.29	
Other Goods	49.48		28.80	
Packing Materials	4.48		2.77	
Intermediates – Tissue paper and Paperboard	22.28		18.42	
Stock in Process	23.90		12.70	
	397.84		402.92	
On acquisition of Subsidiary during the year				
Cigarettes	—		2.53	
Other Goods	—		0.06	
Stock in Process	—		0.39	
	397.84		405.90	
Closing Stock				
Cigarettes	309.55		215.58	
Smoking Tobacco	0.32		0.44	
Printed Materials	2.04		1.15	
Agri Products	135.00		48.00	
Paper – Specialty Paper	6.74		5.53	
Paperboard	28.74		27.00	
Other Goods	118.40		49.48	
Packing Materials	2.52		4.48	
Intermediates – Tissue paper and Paperboard	35.07		22.28	
Stock in Process	20.35		23.90	
	658.73	(260.89)	397.84	8.06
Total		2323.49		2296.49
Less : Waste Material Sales		4.62		3.53
		2318.87		2292.96
Excise Duties etc. on Increase / (Decrease) of Finished Goods		66.83		(8.90)
		2385.70		2284.06
Share of Joint Ventures - Schedule 19 (i) (b)		23.62		...
Grand Total		2409.32		2284.06

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	For the year ended 31st March, 2004 (Rs. in Crores)		For the year ended 31st March, 2003 (Rs. in Crores)	
17. MANUFACTURING, SELLING ETC. EXPENSES				
Salaries/Wages and Bonus	400.88		330.36	
Contribution to Provident and Other Funds	84.57		65.25	
Workmen and Staff Welfare Expenses	51.77		47.24	
Recovery towards contractual remuneration	(2.58)	534.64	(3.31)	439.54
Consumption of Stores and Spare Parts		112.86		102.86
Power and Fuel		184.41		160.96
Rent		47.10		40.76
Rates and Taxes		27.89		21.79
Insurance		37.95		34.29
Repairs				
– Buildings		25.08		24.90
– Machinery		38.41		35.07
– Others		17.80		16.38
Outward Freight and Handling Charges		199.63		172.05
Advertising/Sales Promotion – Net		280.52		233.29
Market Research		27.59		19.10
Doubtful and Bad Debts		1.43		4.61
Doubtful and Bad Advances, Deposits etc.		0.49		1.26
Information Technology Services		25.35		31.68
Travelling and Conveyance		113.68		76.60
Training		8.88		8.85
Legal Expenses		16.14		10.57
Postage, Telephone, Telex, etc.		26.03		24.81
Brokerage and Discount – Sales		2.76		1.58
Brokerage and Discount – Others		2.89		—
Commission to Selling Agents		18.08		14.62
Loss on Sale of Current Investments – Net		1.35		—
Bank Charges		5.26		5.40
Interest etc. Paid				
– Debenture, Term Loans and Fixed Deposits	1.29		19.90	
– Others	32.67		21.79	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	4.86	29.10	5.84	35.85
Miscellaneous Expenses		216.01		199.11
Fixed Assets and Stores Discarded		17.72		11.08
Provision for diminution in value of Long Term Investments		5.45		—
		2024.50		1727.01
Deduct : Transfers to Fixed Assets etc. Accounts		9.00		32.20
Total		2015.50		1694.81
Share of Joint Ventures - Schedule 19 (i) (b)		34.82		19.50
Grand Total		2050.32		1714.31
18. PROVISION FOR TAXATION				
Current Year Tax		878.32		790.98
Deferred Tax		(89.08)		(68.72)
		789.24		722.26
Less : Adjustments related to previous years - Net				
Current Tax		151.74		9.57
Deferred Tax		(114.64)		—
		37.10		9.57
Total		752.14		712.69
Share of Joint Ventures - Schedule 19 (i) (b)		1.45		7.41
Grand Total		753.59		720.10

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

19. NOTES TO THE ACCOUNTS

(i) The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21 (AS 21) - "Consolidated Financial Statements", Accounting Standard 23 (AS 23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS 27) - "Financial Reporting of Interests in Joint Ventures", issued by The Institute of Chartered Accountants of India.

(a) The subsidiaries (which alongwith ITC Limited, the parent, constitute the Group) considered in the preparation of these consolidated financial statements are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2004**	Percentage of ownership interest as at 31st March, 2003
ITC Hotels Limited	India	**72.06**	72.06
Srinivasa Resorts Limited (a 68% subsidiary of ITC Hotels Limited)	India	**49**	49
Fortune Park Hotels Limited (a 99.99% subsidiary of ITC Hotels Limited)	India	**72.05**	72.05
Bay Islands Hotels Limited (a 100% subsidiary of ITC Hotels Limited)	India	**72.06**	72.06
Surya Nepal Private Limited (a subsidiary effective 20.8.2002)	Nepal	**59**	59
Landbase India Limited	India	**70**	70
BFIL Finance Limited	India	**100**	100
MRR Trading & Investment Company Limited (a 100% subsidiary of BFIL Finance Limited)	India	**100**	100
Russell Credit Limited	India	**100**	100
Greenacre Holdings Limited (a 100% subsidiary of Russell Credit Limited)	India	**100**	100
ITC Infotech India Limited	India	**100**	100
ITC Infotech Limited (a 100% subsidiary of ITC Infotech India Limited)	UK	**100**	100
ITC Infotech(USA), Inc. (a 100% subsidiary of ITC Infotech India Limited)	USA	**100**	100
Wills Corporation Limited	India	**100**	100
Gold Flake Corporation Limited	India	**100**	100

Further in accordance with AS 21, the subsidiaries not considered in the preparation of these Consolidated Financial Statements are :

ITC Global Holdings Pte. Limited, Singapore (a wholly owned subsidiary of ITC Limited) being under Judicial Management and its subsidiaries -

Hup Hoon Traders Pte. Limited, Singapore

AOZT "Hup Hoon", Moscow

Hup Hoon Impex Srl, Romania

Fortune Tobacco Company Limited, Cyprus

Fortune Tobacco Company, Inc., USA, and

BFIL Securities Limited (a wholly owned subsidiary of BFIL Finance Limited) which is under voluntary winding up.

The financial statements of all subsidiaries, considered in the consolidated accounts, are drawn upto 31st March other than for Surya Nepal Private Limited where it is upto 13th March.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(b) Interests in Joint Ventures :

The Group's interests in jointly controlled entities (incorporated Joint Ventures) are :

Name	Country of Incorporation	**Percentage of ownership interests as at 31st March, 2004**	Percentage of ownership interests as at 31st March, 2003
King Maker Marketing Inc., USA	USA	**50**	50
Surya Nepal Private Limited (SNPL)	Nepal	**—**	*
Maharaja Heritage Resorts Limited (a joint venture of ITC Hotels Limited)	India	**36.03**	36.03
ITC Filtrona Limited (a joint venture of Gold Flake Corporation Limited)	India	**50**	50
CLI3L e-Services Limited (a joint venture of ITC Infotech India Limited)	India	**50**	50

* Surya Nepal Private Limited had become a subsidiary company on 20th August, 2002 consequent to an increase in stake during the previous year. The percentage of voting power prior to that date was 49%.

The financial statements of the joint ventures, considered in the consolidated accounts, are drawn upto 31st March other than for King Maker Marketing Inc., USA where it is upto 31st January and ITC Filtrona Limited where it is upto 31st December.

The Group's interest in these joint ventures is accounted for using proportionate consolidation.

(c) Investments in associates :

The Group's associates are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2004**	Percentage of ownership interest as at 31st March, 2003
Ansal Hotels Limited (an associate in which 47.52% of the voting power is held by ITC Hotels Limited)	India	**34.25**	34.25
Gujarat Hotels Limited	India	**45.78**	45.78
International Travel House Limited	India	**48.96**	48.96
Megatop Financial Services and Leasing Limited	India	**24.50**	24.50
Newdeal Finance and Investment Limited	India	**24.50**	24.50
Peninsular Investments Limited	India	**25.57**	25.57
Russell Investments Limited	India	**25.43**	25.43
Asia Tobacco Company Limited	India	**47.03**	47.03
Classic Infrastructure & Development Limited	India	**42.35**	42.35
Minota Aquatech Limited	India	**40**	40

The financial statements of all associates, considered in the consolidated accounts, are drawn upto 31st March.

These investments have been accounted for using the equity method whereby the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of net assets. During the year the group has received dividend aggregating Rs. 1.13 Crores (2003 - Rs. 0.56 Crore) in respect of the investments in associates.

(d) These Consolidated Financial Statements are based, in so far as they relate to amounts included in respect of subsidiaries, associates and joint ventures on the audited financial statements prepared for consolidation in accordance with the requirements of AS 21, AS 23 and AS 27 by each of the included entities.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(ii) (a) Claims against the Group not acknowledged as debts Rs. 218.52 Crores (2003 – Rs. 155.58 Crores).

(b) Guarantees and Counter Guarantees outstanding

— Excise Rs. 5.02 Crores (2003 – Rs. 7.32 Crores).

— Others Rs. 57.25 Crores (2003 - Rs. 185.18 Crores).

(c) Uncalled liability on shares partly paid Rs. 3.13 Crores (2003 - Rs. 3.13 Crores).

(d) In respect of ITC Hotels Limited, a suit filed by a third party in September, 1980, for cancellation of lease in respect of Bangalore land appurtenant to Hotel Windsor Manor is still sub-judice. In the opinion of the Management, based upon legal advice, the Company's title is tenable.

(iii) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors of ITC Limited under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

(iv) In respect of Russell Credit Limited, the Counter Offer to the shareholders of VST Industries Limited, in accordance with the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to the Counter Offer by the Company and the other Acquirer, closed on 13th June, 2001. During the currency of the Public Offer, a suit was filed by an individual in the High Court at Calcutta, seeking an injunction against the Company's offer. The High Court at Calcutta while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the Company and the other Acquirer, would be subject to the final Order of the High Court, which is awaited.

Similar suits filed by an individual and two shareholders, in the High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

(v) Earnings per share	**2004**	2003
Earnings per share has been computed as under:		
(a) Net Profit (Rs. Crores)	**1616.01**	1372.97
(b) Weighted average number of Ordinary Shares outstanding	**24,75,50,023**	24,75,11,886
(c) Effect of potential Ordinary Shares on Employee Stock Options outstanding	**4,82,056**	-
(d) Weighted average number of Ordinary Shares in computing diluted earnings per share [(b) + (c)]	**24,80,32,079**	24,75,11,886
(e) Earnings per share (Face value Rs. 10/- per share)— Basic [(a) / (b)]	**Rs. 65.28**	Rs. 55.47
— Diluted [(a) / (d)]	**Rs. 65.15**	Rs. 55.47

(vi) Research and Development expenses for the year amount to Rs. 23.93 Crores (2003 – Rs. 11.56 Crores).

(vii) Retirement Benefits in respect of Pension, Gratuity etc. are provided for based on Actuarial Valuations as at the Balance Sheet date.

(viii) The Group's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms . The aggregate lease rentals payable are charged as Rent under Schedule 17.

(ix) Directors' Remuneration	**For the year ended 31st March, 2004 (Rs. in Crores)**	For the year ended 31st March, 2003 (Rs. in Crores)
Salaries	**2.13**	1.94
Performance Bonus to Wholetime Directors	**1.28**	1.16
Other Benefits	**0.49**	0.43
Commission, etc. to Non-Wholetime Directors	**0.36**	0.27
Directors' Fees	**0.09**	0.07
	4.35	3.87

The above excludes contribution to the approved group pension and gratuity funds which are actuarially determined on an overall basis.

(x) Landbase India Limited has incurred an expenditure of Rs. 1.05 Crores on erection of 11 KVA Feeder Line from Tauru Sub Station to Classic Golf Resort. Considering the nature of expenditure as being enduring in nature, the same is being amortised over a period of 10 years. Accordingly, an amount of Rs. 0.85 Crore (2003 - Rs. 0.95 Crore) has been treated as Deferred Revenue Expenditure and disclosed under Miscellaneous Expenditure (to the extent not written off or adjusted) after amortising an amount of Rs. 0.10 Crore (2003 – Rs. 0.10 Crore) (disclosed under Schedule 17 under Manufacturing, Selling etc. Expenses).

(xi) During the year, ITC Limited acquired from BILT Industrial Packaging Company Limited its paperboards business consisting primarily of the 65,000 MT per annum manufacturing facility at the Thekkampatty Village, Coimbatore District, Tamil Nadu ('Kovai' Unit) for a consideration of Rs. 248.02 Crores payable over a period of five years.

20. SEGMENT REPORTING

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS)

(Rs. in Crores)

			2004			2003
1. Segment Revenue	**External Sales**	**Inter Segment Sales**	**Total**	External Sales	Inter Segment Sales	Total
FMCG - Cigarettes	9522.71	—	9522.71	8986.48	—	8986.48
FMCG - Others	303.26	0.58	303.84	108.21	0.99	109.20
FMCG - Total	9825.97	0.58	9826.55	9094.69	0.99	9095.68
Hotels	444.61	6.22	450.83	345.30	4.13	349.43
Agri Business	1258.53	423.03	1681.56	1252.60	405.54	1658.14
Paperboards, Paper and Packaging	727.54	512.33	1239.87	683.01	479.85	1162.86
Others	125.19	—	125.19	80.48	16.04	96.52
Segment Total	12381.84	942.16	13324.00	11456.08	906.55	12362.63
Eliminations			(942.16)			(906.55)
Consolidated Total			12381.84			11456.08

	2004	2003
2. Segment Results		
FMCG - Cigarettes	2074.89	1960.83
FMCG - Others	(174.49)	(122.44)
FMCG - Total	1900.40	1838.39
Hotels	73.18	22.25
Agri Business	89.80	84.05
Paperboards, Paper and Packaging	229.85	226.27
Others	11.46	2.04
Segment Total	2304.69	2173.00
Eliminations	6.36	(40.76)
Consolidated Total	2311.05	2132.24
Unallocated corporate expenses net of unallocated income	38.40	82.62
Profit before interest, etc. and taxation	2272.65	2049.62
Interest etc. paid - Net, not allocable to segments	26.16	32.11
Interest on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc., not allocable to segments	145.34	85.15
Provision for Taxation	753.59	720.10
3. Profit after Taxation before Share of Results of Associates	1638.24	1382.56
Share of net loss of associates	(4.30)	(4.84)
4. Profit after Taxation before Minority Interests	1633.94	1377.72

Other Information

	2004		2003	
	Segment Assets	**Segment Liabilities***	Segment Assets	Segment Liabilities*
FMCG - Cigarettes	2461.40	802.46	2441.87	735.17
FMCG - Others	274.10	44.06	121.87	40.86
FMCG - Total	2735.50	846.52	2563.74	776.03
Hotels	1285.68	121.52	1273.00	136.82
Agri Business	636.05	150.90	523.36	101.85
Paperboards, Paper and Packaging	1794.51	364.41	1391.40	130.99
Others	369.42	72.90	384.50	78.58
Segment Total	6821.16	1556.25	6136.00	1224.27
Unallocated Corporate Assets/Liabilities	4171.99	2870.49	2827.49	2252.14
Consolidated Total	10993.15	4426.74	8963.49	3476.41

	2004			2003		
	Capital Expenditure	**Depreciation**	**Non Cash expenditure other than depreciation**	Capital Expenditure	Depreciation	Non Cash expenditure other than depreciation
FMCG - Cigarettes	75.24	109.72	4.88	121.10	106.36	6.58
FMCG - Others	26.51	4.93	0.02	17.67	3.56	0.02
FMCG - Total	101.75	114.65	4.90	138.77	109.92	6.60
Hotels	65.86	43.15	5.31	221.23	31.00	1.44
Agri Business	62.45	20.13	(0.56)	23.16	17.59	1.61
Paperboards, Paper and Packaging	471.31	79.40	5.24	115.74	71.68	4.18
Others	41.55	11.13	12.49	4.43	6.76	0.84
Segment Total	742.92	268.46	27.38	503.33	236.95	14.67

* Segment Liabilities of FMCG-Cigarettes is before considering provision of Rs. 1366.34 Crores (2003 - Rs. 970.20 Crores) in respect of disputed State Taxes, the levy / collection of which has been stayed. These have been included under 'Unallocated Corporate Liabilities'.

External sales comprise :	2004	2003
Sales	12386.42	11452.56
Profit / (Loss) on Sale, etc. of Stock in Trade (Stocks and Shares) - Net	(4.58)	3.52
Total	12381.84	11456.08

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

20. SEGMENT REPORTING (Contd.)

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

(Rs. in Crores)

	2004	2003
1. Segment Revenue		
— Within India	10982.17	9963.57
— Outside India	1399.67	1492.51
Total Revenue	12381.84	11456.08
2. Segment Assets		
— Within India	6639.48	6003.53
— Outside India	181.68	132.47
Total Assets	6821.16	6136.00
3. Capital Expenditure		
— Within India	731.50	497.45
— Outside India	11.42	5.88
Total Capital Expenditure	742.92	503.33

NOTES

(1) ITC Group's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Group is currently focussed on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Group's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes — Cigarettes and Smoking mixtures and components thereof.

: Others — Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Foods).

— Agarbattis and Matches sourced from the small scale sector.

Hotels — Hoteliering.

Paperboards, Paper and Packaging — Paperboards, Paper including Specialty Paper & Packaging.

Agri Business — Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

Others — Information Technology services, Investments, Golf, Resorts and Real Estate.

(3) The Group companies and joint ventures have been included in segment classification as follows :

FMCG : Cigarettes — Surya Nepal Private Limited and joint ventures ITC Filtrona Limited and King Maker Marketing Inc., USA.

Others — Surya Nepal Private Limited

Hotels : ITC Hotels Limited and its subsidiaries Srinivasa Resorts Limited, Fortune Park Hotels Limited, Bay Islands Hotels Limited and a joint venture Maharaja Heritage Resorts Limited.

Others : ITC Infotech India Limited and its subsidiaries ITC Infotech Limited and ITC Infotech (USA), Inc., Russell Credit Limited and its subsidiary Greenacre Holdings Limited, BFIL Finance Limited and its subsidiary MRR Trading & Investment Company Limited, Wills Corporation Limited, Gold Flake Corporation Limited and Landbase India Limited, and a joint venture CLI3L e-Services Limited.

(4) The geographical segments considered for disclosure are :

— Sales within India

— Sales outside India

(5) Segment results of the new business activities namely 'FMCG : Others' largely reflect start up and business development costs.

(6) In its Hotels business, the Group has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 1164 Crores (31.03.2003 - Rs. 1136 Crores) includes Rs. 829 Crores (31.03.2003 - Rs. 841 Crores) relating to the new hotels at Mumbai and Kolkata as well as Capital Work-in-Progress in respect of the second hotel under construction in Mumbai.

In the wake of the upturn in the industry, the Hotels business registered a significant growth in revenue and profits. However, the segment results continue to reflect the depreciation charge of the newly opened hotels, the impact of the global slump in international travel during the earlier part of the financial year, and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute.

(7) The Group's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business.

During the year ended 31st March, 2004, the Agri Business revenues/results witnessed a marginal growth over the same period last year inspite of :

a) transporters' strike in April 2003;

b) significant reduction in the size of export opportunity in non basmati rice which was available last year (Rs. 76 Crores for the year ended 31.03.2004 as against Rs. 519 Crores for the year ended 31.03.2003); and

c) significant appreciation of the Rupee against the US Dollar.

(8) Unallocated corporate assets include Rs. 801 Crores (2003 - Rs. 803 Crores) being legacy assets acquired by ITC Limited as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

21. RELATED PARTY DISCLOSURES

1. **ENTERPRISES WHERE CONTROL EXISTS :**

   Entities, other than subsidiaries, under the control of the Group :

   a) ITC Sangeet Research Academy

   b) ITC Education Trust

   c) ITC Rural Development Trust

   The following have not been considered :

   a) ITC Global Holdings Pte. Limited, Singapore being under Judicial Management and its subsidiaries

      Hup Hoon Traders Pte. Ltd., Singapore

      AOZT "Hup Hoon", Moscow

      Hup Hoon Impex Srl, Romania

      Fortune Tobacco Co. Ltd., Cyprus

      Fortune Tobacco Company, Inc., USA, and

   b) BFIL Securities Limited (a subsidiary of BFIL Finance Ltd.) which is under voluntary winding up proceedings.

2. **OTHER RELATED PARTIES WITH WHOM THE GROUP HAD TRANSACTIONS, etc.**

   i) Associates & Joint Ventures :

   Associates

   a) Ansal Hotels Limited

   b) Gujarat Hotels Limited

   c) Megatop Financial Services and Leasing Limited

   d) Newdeal Finance and Investment Limited

   e) Peninsular Investments Limited

   f) Russell Investments Limited

   g) Asia Tobacco Company Limited

   h) Classic Infrastructure & Development Limited

   i) International Travel House Limited

   - being associates of the Group, and

   j) Tobacco Manufacturers (India) Limited, UK of which ITC Limited is an associate.

   Joint Ventures

   a) King Maker Marketing Inc., USA

   b) ITC Filtrona Limited

   c) Maharaja Heritage Resorts Limited

   d) CLI3L e-Services Limited

21. RELATED PARTY DISCLOSURES (Contd.)

ii) Key Management Personnel :

Y.C. Deveshwar	Executive Chairman
A. Singh	Executive Director
K. Vaidyanath	Executive Director
S.S.H. Rehman	Executive Director
Y.P. Gupta	Non-Executive Director
C.R. Green	Non-Executive Director
P.B. Ramanujam	Non-Executive Director
B. Sen	Non-Executive Director
Ram S. Tarneja	Non-Executive Director
B. Vijayaraghavan	Non-Executive Director
Ajeet Prasad	Non-Executive Director
J.B. Stevens	Non-Executive Director
T.M. Nagarajan	Non-Executive Director (resigned w.e.f. 12.6.2003)
K.S. Vaidyanathan	Member - Corporate Management Committee
A. Nayak	Permanent Invitee - Corporate Management Committee
R. Srinivasan	Permanent Invitee - Corporate Management Committee

iii) Employees' Benefit Plans where there is significant influence :

a) IATC Provident Fund
b) IATC Staff X Provident Fund
c) ITC Management Staff Gratuity Fund
d) ITC Gratuity Fund
e) ITC Gratuity Fund 'B'
f) ITC Gratuity Fund 'C'
g) ITC Pension Fund
h) ILTD Seasonal Employees Pension Fund
i) ITC Platinum Jubilee Pension Fund
j) Tribeni Tissues Limited Provident Fund
k) Tribeni Tissues Limited Gratuity Fund
l) Tribeni Tissues Junior Management Pension Fund
m) Tribeni Tissues Management Staff Pension Fund
n) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund
0) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A'
p) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B'
q) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C'
r) ITC Bhadrachalam Paperboards Limited Staff Provident Fund

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

21. RELATED PARTY DISCLOSURES (Contd.)

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE GROUP AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES

(Rs. in Crores)

	Enterprises where control exists		Associates & Joint Ventures		Key Management Personnel		Employee Trusts	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
1. Sale of Goods / Services			**37.27**	53.14				
2. Purchase of Goods / Services			**119.74**	105.98				
3. Acquisition cost of Fixed Assets			**1.07**					
4. Sale of Fixed Assets			**3.03**	0.03				
5. Purchase of Investments				0.02				
6. Investments made in								
— CLI3L e-Services Limited			**14.98**					
— Maharaja Heritage Resorts Limited			**0.85**					
7. Interest income			**21.06**	23.94	**0.05**	0.08		
8. Remuneration to Key Management Personnel								
— Directors [see Schedule 19 (ix)]					**4.35**	3.87		
— Others					**1.28**	1.15		
9. Rent Paid			**1.55**	1.21				
10. Reimbursement of Contractual Remuneration			**0.07**					
11. Remuneration of managers on deputation recovered			**2.14**	1.98				
12. Donations	**1.13**	0.74						
13. Contributions to Employees' Benefit Plans							**62.21**	45.47
14. Dividend income			**4.69**	3.30				
15. Dividend payments			**99.28**	89.35	**0.01**	0.01		
16. Expenses recovered	**0.02**	0.02	**3.53**	1.21				
17. Expenses reimbursed			**1.39**	2.71				
18. Loans Given			**185.12**	162.19	**0.15**	0.05		
19. Receipt towards Loan Repayment			**178.12**	160.69	**0.06**	0.05		
20. Advances Given			**2.45**	0.01				
21. Advances Received			**0.18**					
22. Receipt towards refund of Deposits				0.10	**0.04**			
23. Receipt towards refund of Advances			**2.74**	1.23				
24. Deposits Received			**2.62**					
25. Balances as on 31st March,								
i) Debtors/Receivables			**25.52**	19.11				
ii) Advances Given			**14.76**	13.06				
iii) Loans Given			**147.00**	140.00	**1.42**	1.43		
iv) Deposits with (including Deposits towards Property Options)			**154.92**	154.92		0.04		
v) Deposits From			**3.24**	0.61				
vi) Creditors / Payables			**6.39**	4.27				
26. In addition, remuneration of managers on deputation, absorbed	**0.08**	0.07	**0.30**	0.72				

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES

IT IS GROUP CORPORATE POLICY

Convention

To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies, which have been applied consistently, is set out below.

Basis of Accounting

To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as detailed below.

Fixed Assets

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs. To adjust the original cost of Fixed Assets acquired through foreign currency loans at the end of each financial year by any change in liability arising out of expressing the outstanding foreign loan at the rate of exchange prevailing at the date of Balance Sheet.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation/system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

All upgradation/enhancements are generally charged off as revenue expenditure unless they bring similar significant additional benefits.

Depreciation

To calculate depreciation on Fixed Assets and Intangible Assets in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or, where specified, lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

Capitalised software costs are amortised over a period of five years.

Revaluation of Assets

To review the original book value of Fixed Assets, from time to time, and revalue such of those Fixed Assets as have appreciated in value significantly, in order to relate them more closely to current replacement values; to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Investments

To state Current Investments at lower of cost and fair value; and Long Term Investments, other than in associates, at cost. Where applicable, provision is made where there is a permanent fall in valuation of Long Term Investments.

To account for investments in associates using the equity method.

Interests in Joint Ventures

To account for interests in jointly controlled entities (incorporated Joint Ventures) using proportionate consolidation.

Goodwill on Consolidation

To state goodwill arising on consolidation at cost.

Inventories

To state inventories including work-in-progress at cost or below. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of

22. SIGNIFICANT ACCOUNTING POLICIES (Contd.)

activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

Turnover

To state Gross Turnover, which represents invoiced value of goods sold and services rendered, net of sales tax but inclusive of excise duties, luxury taxes etc.

Investment Income

To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend

To provide for Dividends (including income tax thereon) of the parent as proposed by the Directors in the books of account, pending approval at the Annual General Meeting.

To account for dividends (including income tax thereon) of associates, joint ventures and subsidiaries when paid.

Retirement Benefits

To make regular monthly contributions to various Provident Funds, Pension Funds and Gratuity Funds which are charged against revenue. To also charge against revenue, actual disbursements made, when due, under the Workers' Voluntary Retirement Scheme.

To administer through duly constituted and approved independent trusts, various Funds in respect of Employees' Retirement Benefit Schemes, with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

Lease Rentals

To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development

To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income

To provide and determine Current tax as the amount of tax payable in respect of taxable income for the period.

To provide and recognise Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation

To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains/losses arising out of fluctuations in the exchange rates are recognised in Profit and Loss in the period in which they arise except in respect of Fixed Assets where exchange variance is adjusted in the carrying amount of the respective Fixed Asset.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts, except in respect of liabilities incurred for acquiring Fixed Assets, in which case such differences are adjusted in the carrying amount of the respective Fixed Asset.

To account for profit/loss arising on cancellation or renewal of forward exchange contracts as income/expense for the period, except in case of forward exchange contracts relating to liabilities incurred for acquiring Fixed Assets, in which case such profit/loss are adjusted in the carrying amount of the respective Fixed Asset.

To account for gains/losses on foreign exchange rate fluctuations relating to current assets and liabilities at the year end.

To account for gains/losses on foreign exchange rate fluctuations relating to inventories at foreign branches where valuation is at net realisable value.

22. SIGNIFICANT ACCOUNTING POLICIES (Contd.)

To account for gains/losses on foreign exchange rate fluctuations relating to current assets and liabilities of foreign branch and foreign currency bank accounts at the year end.

Claims

To disclose claims against the Group not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting

To identify segments having regard to the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter-segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems

To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance of the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by the Division with each Division incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Kolkata,
28th May, 2004

REPORT OF THE AUDITORS TO THE BOARD OF DIRECTORS OF ITC LIMITED

We have audited the attached consolidated balance sheet of ITC Limited and its subsidiaries (the Group) as at 31st March, 2004, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These consolidated financial statements are the responsibility of ITC Limited's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries and joint ventures, whose financial statements reflect the Group's share of total assets of Rs. 1407.00 crores as at 31st March, 2004 and the Group's share of total revenues of Rs. 658.68 crores for the year ended on that date, and net cash outflows amounting to Rs. 28.72 crores for the year ended on that date and associates whose financial statements reflect the Group's share of loss upto 31st March, 2004 of Rs. 11.61 crores and the Group's share of loss of Rs. 4.30 crores for the year ended on that date as considered in the consolidated financial statements. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, joint ventures and associates, is based solely on the reports of the other auditors.

We report that the consolidated financial statements have been prepared by ITC's management in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements, Accounting Standard 23, Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27, Financial Reporting of Interest in Joint Ventures issued by the Institute of Chartered Accountants of India.

Based on our audit and on consideration of the reports of other auditors on separate financial statements and on the other financial information of the components, in our opinion and to the best of our information and according to the explanations given to us, the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated balance sheet, of the state of affairs of ITC Limited Group as at 31st March, 2004;

(b) in the case of the consolidated profit and loss account, of the profit for the year ended on that date, and

(c) in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For A.F. Ferguson & Co.
Chartered Accountants
A. K. Mahindra
Partner
Membership No. 10296

Mumbai,
May 28, 2004

STATEMENT REGARDING SUBSIDIARY COMPANIES

Rs. in Crores

Name of the Subsidiary Company	Issued and Subscribed Share Capital	Reserves	Total Assets	Total Liabilities	Investments Long Term	Investments Current	Investments Total	Turnover	Profit/(Loss) before Taxation	Provision for Taxation	Profit/(Loss) after Taxation	Proposed Dividend
ITC Hotels Limited	30.21	194.21	248.12	248.12	68.20	—	68.20	160.70	27.83	7.68	20.15	6.04
Srinivasa Resorts Limited	24.00	11.27	44.91	44.91	...	—	...	43.16	13.04	4.73	8.31	2.40
Fortune Park Hotels Limited	0.45	1.05	1.51	1.51	—	—	—	2.36	0.73	0.26	0.47	0.04
Bay Islands Hotels Limited	0.12	7.59	7.71	7.71	—	—	—	0.46	0.41	0.17	0.24	0.02
ITC Infotech India Limited	25.20	(25.28)	93.76	93.76	43.34	—	43.34	79.19	(5.38)	(1.91)	(3.47)	—
ITC Infotech Limited, UK*	5.50	7.73	13.23	13.23	—	—	—	62.30	3.90	1.26	2.64	2.20[@]
ITC Infotech (USA), Inc. $	19.01	(16.52)	2.50	2.50	—	—	—	16.93	(1.53)	0.03	(1.56)	—
Russell Credit Limited	646.48	47.66	694.24	694.24	N.A.	N.A.	N.A.	22.60	22.10	6.22	15.88	15.00
Greenacre Holdings Limited	33.06	4.65	37.71	37.71	6.63	4.28	10.91	1.76	0.77	0.23	0.54	—
Wills Corporation Limited	4.88	2.15	7.03	7.03	—	6.38	6.38	0.35	0.26	...	0.26	—
Gold Flake Corporation Limited	16.00	6.02	22.02	22.02	4.12	17.91	22.03	1.34	1.32	0.02	1.30	—
Landbase India Limited	4.00	(42.97)	(14.72)	(14.72)	...	—	...	8.68	(5.56)	(1.06)	(4.50)	—
BFIL Finance Limited	20.00	(85.13)	14.66	14.66	N.A.	N.A.	N.A.	11.57	1.10	—	1.10	—
MRR Trading & Investment Company Limited	0.05	(0.04)	...	...	—	—	—	...	(...)	—	(...)	—
Surya Nepal Pvt. Ltd. Nepal #	3.50	93.10	97.61	97.61	—	—	—	273.54	33.25	10.61	22.64	4.72[@1]

@ paid to its holding company, ITC Infotech India Limited (Exchange Rate on the date of repatriation of Dividend was 1GBP = Rs. 82.883)
@1 paid to the Company (Exchange Rate on the date of repatriation of Dividend was 1NR = Re. 0.625)
* Converted into Indian Rupees at the Exchange rate, 1GBP = Rs. 80.1625 as on 31.3.2004
$ Converted into Indian Rupees at the Exchange rate, 1USD = Rs. 43.7175 as on 31.3.2004
# Converted into Indian Rupees at the Exchange rate, 1NR = Re. 0.625 as on 13.3.2004, which is same as on 31.3.2004

Notes

i) The subsidiaries not considered in the preparation of the above statement are :

a) ITC Global Holdings Pte. Limited, Singapore (a wholly owned subsidiary of ITC Limited) being under Judicial Management and its subsidiaries -
   Hup Hoon Traders Pte. Limited, Singapore
   AOZT "Hup Hoon", Muscow
   Hup Hoon Impex Srl, Romania
   Fortune Tobacco Company Limited, Cyprus
   Fortune Tobacco Company, Inc., U.S.A., and

b) BFIL Securities Limited (a wholly owned subsidiary of BFIL Finance Limited) which is under voluntary winding up.

ii) The above data in respect of the subsidiaries are as on 31st March, 2004 other than Surya Nepal Pvt. Ltd. where it is as on 13th March, 2004.

TEN YEARS AT A GLANCE

Operating Results 1995-2004

(Rs. in Crores)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
GROSS INCOME	4708.06	5187.86	5990.60	6923.75	7700.96	8069.37	8827.11	9982.46	11194.47	**12039.92**
Excise Duties etc.	2169.56	2579.63	3078.09	3693.94	4063.25	4133.89	4474.52	4780.86	5159.10	**5344.60**
Net Income	2538.50	2608.23	2912.51	3229.81	3637.71	3935.48	4352.59	5201.60	6035.37	**6695.32**
Cost of Sales	2014.73	2024.36	2142.74	2271.46	2443.30	2475.45	2516.44	3155.96	3712.00	**4109.85**
PBDIT	523.77	583.87	769.77	958.35	1194.41	1460.03	1836.15	2045.64	2323.37	**2585.47**
PBDT	**439.51**	**499.97**	**649.68**	**877.33**	**1040.32**	**1347.48**	**1740.24**	**1978.71**	**2293.53**	**2560.68**
Depreciation	37.75	47.74	63.03	85.85	102.29	118.53	139.94	198.45	237.34	**241.62**
PBIT	486.02	536.13	706.74	872.50	1092.12	1341.50	1696.21	1847.19	2086.03	**2343.85**
PROFIT BEFORE TAX	401.76	452.23	586.65	791.48	938.03	1228.95	1600.30	1780.26	2056.19	**2319.06**
Tax	140.12	191.15	239.75	265.28	314.61	436.51	594.04	590.54	684.84	**726.21**
PROFIT AFTER TAX	261.64	261.08	346.90	526.20	623.42	792.44	1006.26	1189.72	1371.35	**1592.85**
Dividends	133.56	61.35	107.99*	121.48*	149.83*	224.55*	270.45*	334.14	418.84*	**558.83***
Retained Profits	128.08	199.73	238.91	404.72	473.59	567.89	735.81	855.58	952.51	**1034.02**
Earnings Per Share - Basic (Rs.)	10.77	10.64	14.14	21.44	25.40	32.29	41.00	48.07	55.41	**64.34**
Earnings Per Share - Adjusted @ (Rs.)	34.46	34.05	45.25	68.61	81.28	103.33	131.20	155.14	178.81	**207.69**
Dividend Per Share (Rs.)	5.50	2.50	4.00	4.50	5.50	7.50	10.00	13.50	15.00	**20.00**
Market Capitalisation (Rs. Cr.)**	6921	5571	8792	17523	23633	18038	19987	17243	15581	**25793**
Foreign Exchange Earnings	786.77	619.24	634.73	759.08	649.55	687.70	697.13	947.57	1294.00	**1077.51**

* Including Income Tax on Dividend.
** Based on year-end closing prices, quoted on the Bombay Stock Exchange.
@ Adjusted Earnings Per Share includes
- 1992 - 3 : 5 Bonus Issue
- 1995 - Conversion of warrants and Bonus Issue of 1 : 1 on total shares
- 2002 - Includes 20,96,982 Ordinary Shares of Rs. 10.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.

Sources and Application of Funds 1995-2004

(Rs. in Crores)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
SOURCES OF FUNDS										
Equity	242.84	245.41	245.41	245.41	245.41	245.41	245.41	247.51	247.51	**247.68**
Reserves	612.00	875.94	1113.83	1516.72	1988.79	2553.92	3289.10	4166.47	5118.11	**6162.38**
Shareholders' Funds	854.84	1121.35	1359.24	1762.13	2234.20	2799.33	3534.51	4413.98	5365.62	**6410.06**
Loan Funds	785.34	764.58	725.79	1299.04	1252.22	652.87	858.94	284.54	116.98	**120.85**
Deferred Tax - Net	—	—	—	—	—	—	—	135.46	63.58	**87.74**
FUNDS EMPLOYED	1640.18	1885.93	2085.03	3061.17	3486.42	3452.20	4393.45	4833.98	5546.18	**6618.65**
APPLICATION OF FUNDS										
Fixed Assets (Gross)	829.79	943.64	1274.15	1438.63	1718.31	2145.49	2668.08	4081.85	4415.61	**5054.68**
Depreciation	216.39	259.56	316.63	390.86	484.85	592.25	707.42	1101.90	1245.64	**1442.63**
Fixed Assets (Net)	613.40	684.08	957.52	1047.77	1233.46	1553.24	1960.66	2979.95	3169.97	**3612.05**
Investments	255.97	317.23	302.06	800.95	1059.75	987.26	1006.94	906.93	1608.86	**3053.96**
Net Current Assets	770.81	862.35	825.45	1212.45	1193.21	911.70	1425.85	947.10	767.35	**(47.36)**
Deferred Revenue Expenditure	—	22.27	—	—	—	—	—	—	—	**—**
NET ASSETS EMPLOYED	1640.18	1885.93	2085.03	3061.17	3486.42	3452.20	4393.45	4833.98	5546.18	**6618.65**
Net Worth Per Share (Rs.)	35.20	45.69	55.39	71.80	91.04	114.07	144.02	179.86	216.78	**258.80**
Debt : Equity Ratio	0.92 : 1	0.68 : 1	0.53 : 1	0.74 : 1	0.56 : 1	0.23 : 1	0.24 : 1	0.06 : 1	0.02 : 1	**0.02:1**

Equity includes impact of :
1992 - 3 : 5 Bonus Issue (Rs. 39.80 Crores) and merger of Tribeni Tissues Limited (Rs. 10.59 Crores).
1994 - GDR Issue (Rs. 4.50 Crores); and accretion to reserves of Rs. 199.96 Crores on account of Share Premium.
1995 - Conversion of GDR warrants (Rs. 0.19 Crore) and subsequent 1 : 1 Bonus Issue (Rs. 121.42 Crores).
1996 - Conversion of balance GDR warrants (Rs. 1.29 Crores) and related Bonus Issue component of 1995 (Rs. 1.29 Crores).
2002 - 20,96,982 Ordinary Shares of Rs. 10.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.

Net Assets Employed include cumulative outlays as shown below in respect of :
- Excise Duty Pre-Deposit relating to excise disputes for the period 1983 to 1987.
- Approximate outlays in real estate and other investments consequent to disengagement from and restructuring of the financial services and edible oils businesses.

1996 : Rs. 170 Crores; 1997 : Rs. 462 Crores;
1998 : Rs. 1116 Crores; 1999 : Rs. 1264 Crores;
2000 : Rs. 1264 Crores; 2001 : Rs. 1211 Crores;
2002 : Rs. 1194 Crores; 2003 : Rs. 1153 Crores;
2004 : Rs. 1150 Crores

 # Unconsolidated

FINANCIAL HIGHLIGHTS
1996-2004


GROSS INCOME
Rs. Crores
13000
11000
9000
7000
5000
96
97
98
99
00
01
02
03
04
Gross Income in 2003-04 - Rs. 12039.92 Crores


CONTRIBUTION TO THE EXCHEQUER
Rs. Crores
6500
6000
5500
5000
4500
4000
3500
3000
2500
96
97
98
99
00
01
02
03
04
Contribution to the Exchequer in 2003-04 - Rs. 6134.28 Crores

Note : Includes Excise duties, Income tax, Luxury tax, Hotel Exp. tax etc.


GROSS GEARING (%)
Percentage
45
40
35
30
25
20
15
10
5
0
96
97
98
99
00
01
02
03
04
Gross Gearing is the percentage of Loan Funds to Total Funds Employed as at year end


RETURN ON NET WORTH
Net Worth (Rs. Crores)
6500
5500
4500
3500
2500
1500
500
R.O.N.W (%)
40.00
37.50
35.00
32.50
30.00
27.50
25.00
96
97
98
99
00
01
02
03
04
Net Worth
Return on Net Worth (%) ***


RETURN ON NET ASSETS EMPLOYED
Net Assets Employed (Rs. Crores)
7500
6500
5500
4500
3500
2500
1500
R.O.N.A (%)
45.00
42.50
40.00
37.50
35.00
32.50
30.00
96
97
98
99
00
01
02
03
04
Net Assets Employed *
Return on Net Assets Employed (%) **


MARKET CAPITALISATION AND BSE SENSEX
Rs. Crores
27000
25000
23000
21000
19000
17000
15000
13000
11000
9000
7000
5000
BSE Sensex
6000
5500
5000
4500
4000
3500
3000
2500
96
97
98
99
00
01
02
03
04
ITC's Market Capitalisation based on 31st March BSE price
BSE Sensex as at 31st March


PROFIT TRENDS
Rs. Crores
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
96
97
98
99
00
01
02
03
04
PBIT
PBT
PAT


EARNINGS AND DIVIDEND PER SHARE
Rs.
70
60
50
40
30
20
10
0
96
97
98
99
00
01
02
03
04
Dividend per Share
Earnings per Share

* See note on Net Assets Employed in the 'Ten years at a glance' section on adjoining page.

** Computed on average Net Assets Employed during the year.

*** Computed on average Net Worth during the year.

These graphs depict the non-consolidated financial position.

No stops for ITC

New product launches: 2003-04

The year 2003-04 was witness to significant enhancement in ITC's market standing in its newer FMCG businesses. New product launches, growing consumer acceptance and increasing market shares point to rapid progress towards leadership position.


AASHIRVAAD
Multi-purpose
Cooking
Paste


FISH CURRY PASTE
HYDERABADI BIRYANI PASTE


AASHIRVAAD

Ready-to-eat

A range of Indian ready meals was launched under the 'Aashirvaad' umbrella. These include Rajma Masala, Navratan Korma, Dal Makhani, Dal Tadka, Aloo Matar, Palak Paneer, Pindi Chana, Matar Paneer and Pav Bhaji.

Under its gourmet cuisine brand, 'Kitchens of India', the Company launched a basket of cooking pastes for a range of dishes including Chicken Curry, Butter Chicken Curry, Mutton Curry, Fish Curry, Hyderabadi Biryani and Vegetable Biryani.


CANDYMAN
CANDYMAN

Confectionery

The 'Candyman' brand was extended to deposited candies in the butterscotch and orange variants. The offerings of regular varieties were expanded with the introduction of orange and pineapple flavours. 'Candyman' also saw the launch of eclairs in choco and caramel variants.


Sunfeast
Sunfeast
GLUCOSE
Sunfeast
Sunfeast
Sunfeast

Biscuits

The Company entered the biscuits market with a range of differentiated products under the 'Sunfeast' brand with offerings in glucose, marie and cream. The initial launch included two product innovations, namely orange marie and butterscotch cream. Bourbon and orange cream also form part of the range.


MANGALDEEP
MANGALDEEP
MANGALDEEP

Agarbattis

'Mangaldeep' agarbattis were launched in '3-in-1' packs (sandal, bouquet and rose). Bouquet and sandal fragrances are also available in individual packs. The 'fragrance-locked' system is a unique packaging concept developed by ITC to help retain fragrance.

No stops for ITC

New product launches: 2003-04





Lifestyle Retailing

Wills Lifestyle launched the new look for Spring-Summer 2004 across its portfolio – Wills Classic formal wear, Wills Sport relaxed wear and Wills Clublife evening wear.

The launch included the coolest look of the season – 'Corporate Headlines' collection from Wills Classic, 'Mediterranea' from Wills Sport and the 'Ibiza Lounge' collection from Wills Clublife.

The 'John Players' range of men's wear further expanded its reach, and is now available in more than 3000 multi-brand outlets across the country.

Classmate notebooks

ITC further forayed into the stationery segment with the introduction of 'Classmate' notebooks. The 'Classmate' range, which stands for quality and dependability, is available in more than 90 variants and comes in hard as well as soft covers. It is available in different ruled formats – single, double and square. The entire range has cover designs and graphic visuals that range from birds, flowers, animals to sports, space, transportation and monuments. The last two pages of the notebook are devoted to interesting information on various subjects, adding fun to learning.

Pan-Asian

ITC Welcomgroup's tradition of culinary excellence is reflected in this specialty restaurant which was launched across the country. One can enjoy the subtle flavours of different authentic Asian cuisines – research-based cuisines that have been refined to gourmet's delight!


Graph Book
Drawing Book
NOTE BOOK

classmate
EXPRESSIONS
NOTEBOOKS
Your best buddy


WILLS LIFESTYLE


WILLS
CLASSIC
Enjoy the change


WILLS
SPORT
Enjoy the change


WILLS
clublife
Enjoy the change


JOHN PLAYERS
For comfortable minds.

ITC Limited

Enduring value.
For the nation. For the shareholder.

WE PUT
INDIA FIRST


ITC e-Choupal
WINNER OF THE
BUSINESS
JUNE 8,

ITC's celebrated 'e-Choupal' initiative has won the first World Business Award instituted jointly by the International Chamber of Commerce, the United Nations Development Program and the HRH Prince of Wales International Business Leaders Forum. The 'e-Choupal' was selected from 64 nominations across 27 countries. The award, instituted in support of the United Nations Millennium Development Goals, honours business-driven initiatives that make a difference to society at a national level, by helping reduce poverty and creating sustainable livelihood opportunities.

ITC's 'e-Choupal' initiative is an impactful model for fulfilling these objectives. It empowers farmers with expert knowledge by innovatively leveraging information technology. ITC provides farmers real time access to customised knowledge on specially designed websites in their own languages - helping them align farm output to market demands and secure better quality, productivity and improved price discovery.

The 'e-Choupal' is already empowering over 2.4 million farmers through 4,100 installations covering 21,000 villages across six states of India. Over the next decade, ITC plans to cover 100,000 villages, representing 1/6th of India's villages, to create more than 10 million e-farmers.

ITC takes this opportunity to thank the Central Government, the various State Governments, District authorities, Panchayats, NGOs, trade and industry organisations for their immense support in enabling ITC take forward the 'e-Choupal' movement.

ITC accepts this award on behalf of millions of Indian farmers whose lives and landscapes the 'e-Choupal' seeks to transform. For ITC, this is a celebration of a small beginning - the first step in a long journey which will not end till every Indian farmer is reached.

The 'e-Choupal' is yet another expression of ITC's commitment beyond the market. Of a conviction that country must come before corporation. Of a true pride in being Citizen First.

Let's put India first

ITC Limited
Citizen
First

The WHITE GOLD premium paper used in this Report and the SAFIRE GRAPHIK board used for the cover are products of your Company's Paperboards & Specialty Papers Division.

Processed at Stylo Graphic Imaging and Comphotoset (India) Pvt. Ltd., Kolkata.
Printed at N. K. Gossain & Co. Pvt. Ltd., Kolkata.

Instructions :

1. The Nomination can be made by individuals only holding Shares on their own behalf singly or jointly. Non-individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family, power of attorney holder cannot nominate. If the Shares are held jointly, all joint holders are required to sign the Nomination Form. Space is provided as a specimen, if there are more joint holders more sheets can be added for signatures of holders of Shares and witnesses.

2. A minor can be nominated by a holder of Shares and in that event, the name, address and signature of the guardian shall be given by the holder.

3. The nominee shall not be a society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family or a power of attorney holder. A non-resident Indian can be a nominee on repatriable basis.

4. Nomination stands rescinded upon transfer of Shares.

5. Transfer of Shares in favour of a nominee shall be a valid discharge by the Company against the legal heir.

6. The Nomination Form shall be filed in duplicate with the Investor Service Centre of the Company, at 37 Jawaharlal Nehru Road, Kolkata 700 071, which will return one copy thereof to the Shareholder.

FOR OFFICE USE ONLY

Nomination Registration Number
Date of Registration
Checked by (Name and Signature)

ITC Limited

Account No. : ______________	
No. of Shares : ______________	

FORM 2B

NOMINATION FORM

(To be filled in by individual(s) applying singly or jointly)

I/We .... and .... and ....
the holders of Ordinary Shares bearing No(s). ....
of ITC Limited wish to make a nomination and do hereby nominate the following person in whom all rights of transfer and/or amount payable in respect of Shares shall vest in the event of my / our death.

Name, Address and Signature of Nominee

Name : ....

Address : ....

....

Signature : ....

Date of Birth*: ....

(*To be furnished in case the nominee is a minor)

** The Nominee is a minor whose guardian is

Name : ....

Address : ....

....

Signature : ....

(**To be deleted if not applicable)

Name, Address and Signature of Holder(s)

1. Name : ....
   Address : ....
   Signature : ....
   Date : ....
2. Name : ....
   Address : ....
   Signature : ....
   Date : ....
3. Name : ....
   Address : ....
   Signature : ....
   Date : ....

Name, Address and Signature of two Witnesses

	Name and Address	Signature with date
1.		
2.		

P.T.O.